PROSPECTUS                                      Filed Pursuant to Rule 424(B)(3)
                                                Registration No. 333-76473
                                                                 333-76473-01

                             Equistar Chemicals, LP
                          Equistar Funding Corporation

                                  $900,000,000

                               Offers to Exchange

$300,000,000 8 1/2% Outstanding Notes due 2004     for      $300,000,000 8 1/2% Registered Notes due 2004
$600,000,000 8 3/4% Outstanding Notes due 2009     for      $600,000,000 8 3/4% Registered Notes due 2009

The new notes

 . will be freely tradeable

 . are substantially identical to the outstanding notes

 . will accrue interest at the same rate per annum as the outstanding notes, payable semiannually in arrears on each February 15 and August 15, beginning February 15, 2000

 . will be unsecured and will rank equally with outstanding notes that are not exchanged and all other unsecured and unsubordinated indebtedness

 . will not be listed on any securities exchange or on any automated dealer quotation system

The exchange offers

 . expire at 12:00 midnight, New York City time, on Monday, October 4, 1999, unless extended

 . are not conditioned on any minimum aggregate principal amount of outstanding notes being tendered

In addition, you should note that

 . all outstanding notes that are validly tendered and not validly withdrawn will be exchanged for an equal principal amount of new notes that are registered under the Securities Act of 1933

 . tenders of outstanding notes may be withdrawn any time before the expiration of the exchange offers

 . the exchange of outstanding notes for new notes in the exchange offers will not be a taxable event for U.S. federal income tax purposes

   You should consider carefully the risk factors beginning on page 7 of this prospectus before participating in the exchange offers.

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the new notes or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

   The date of this prospectus is September 2, 1999.

                               ----------------

                               Prospectus Summary

   This summary highlights information from this prospectus, but does not contain all information that is important to you. This prospectus includes specific terms of the exchange offers, information about our business and detailed financial data. We encourage you to read the detailed information and financial statements and the related notes appearing elsewhere in this prospectus in their entirety.

                                 About Equistar

   Equistar is one of the largest chemical producers in the world with total 1998 pro forma revenues of $5 billion and $7 billion of assets at the end of 1998. It is the world's second largest, and North America's largest, producer of ethylene, the world's most widely used petrochemical. Equistar is also the largest producer of polyethylene and propylene in North America.

   Equistar's petrochemicals segment manufactures and markets olefins, oxygenated chemicals and aromatics. Equistar's olefins products are ethylene, propylene and butadiene. Olefins and their co-products are basic building blocks used to create a wide variety of products. Ethylene is used to produce polyethylene, ethylene oxide, ethylene dichloride and ethylbenzene. Propylene is used to produce polypropylene. Equistar's oxygenated chemicals include ethylene oxide, ethylene glycol, ethanol and methyl tertiary butyl ether. Oxygenated chemicals have uses ranging from paint to cleaners to polyester fibers. Equistar's aromatics are benzene and toluene.

   Equistar's polymers segment manufactures and markets polyolefins, including high-density polyethylene, low-density polyethylene, linear low-density polyethylene, polypropylene and performance polymers. Polyethylene is used to produce packaging film, trash bags and lightweight high-strength plastic bottles for milk, juices, shampoos and detergents. Polypropylene is used in a variety of products including plastic caps and other closures, rigid packaging and carpet facing and backing. Equistar's performance polymers include enhanced grades of polyethylene such as wire and cable resins and polymeric powders.

   Equistar was formed in December 1997 as a Delaware limited partnership owned by Lyondell Chemical Company and Millennium Chemicals Inc. Lyondell contributed substantially all of the assets of its petrochemicals and polymers business segments. Millennium contributed substantially all of the assets of Millennium Petrochemicals, polyethylene and related products, performance polymers and ethyl alcohol businesses. In May 1998, Lyondell, Millennium, Equistar and Occidental Petroleum Corporation consummated a series of transactions to expand Equistar through the addition of Occidental petrochemical assets. Lyondell's aggregate interest in Equistar is 41%. Millennium's aggregate interest in Equistar is 29.5%. Occidental's aggregate interest in Equistar is 29.5%.

                             About Equistar Funding

   Equistar Funding, a wholly owned subsidiary of Equistar, is a Delaware corporation formed for the sole purpose of facilitating the financing activities of Equistar. The outstanding notes were co-issued by Equistar and Equistar Funding. Equistar and Equistar Funding are also co-issuers of the new notes. Some institutional investors that might otherwise be limited in their ability to invest in securities issued by a limited partnership, due to legal investment laws of their State of organization or their charter documents, may be able to invest in the notes because Equistar Funding is a co-obligor.

                         Summary of the Exchange Offers

   On February 16, 1999, we completed the private offering of the outstanding notes.

   We entered into an exchange and registration rights agreement with the initial purchasers in the private offering. We agreed to deliver this prospectus to you and to use our best efforts to complete the exchange offers within 180 days after the date we issued the outstanding notes. You are entitled to exchange your outstanding notes for new notes with substantially identical terms.

   You should read the discussion under the headings "--Summary of Terms of the New Notes" beginning on page 5 and "Description of the New Notes" beginning on page 96 for further information regarding the new notes.

   We summarize the terms of the exchange offers below. You should read the discussion under the heading "The Exchange Offers" beginning on page 85 for further information regarding the exchange offers and resale of the new notes.

The Exchange Offers.........  We are offering to issue to you:

                              . new 8 1/2% notes due 2004 in exchange for your
                                outstanding 8 1/2% notes due 2004

                              . new 8 3/4% notes due 2009 in exchange for your
                                outstanding 8 3/4% notes due 2009

Expiration Date.............  The exchange offers will expire at 12:00 midnight, New York City time, on Monday, October 4, 1999, or at a later date and time to which we extend them. We may choose to extend one of the exchange offers without extending the other.

Withdrawal of Tenders.......  You may withdraw your tender of outstanding notes at any time before the expiration date of the applicable exchange offer.

Conditions to the Exchange    We will not be required to accept outstanding
 Offers.....................  notes for exchange if the exchange offers would violate applicable law or if any legal action has been instituted or threatened that would impair our ability to proceed with the exchange offers.
                              The exchange offers are not conditioned on each other or on any minimum aggregate principal amount of outstanding notes being tendered.
                              Please read the section "The Exchange Offers--
                              Conditions to the Exchange Offers" beginning on page 88 for more information regarding the conditions to the exchange offers.

Procedures for Tendering
 Outstanding Notes..........  If you wish to participate in the exchange offers, you must complete, sign and date the letter of transmittal or a facsimile of a letter of transmittal and mail or deliver the letter of transmittal, together with the outstanding notes, to the exchange agent. If your outstanding notes are held through The Depository Trust Company you may effect delivery of the outstanding notes by book-entry transfer.

                              In the alternative, if your outstanding notes are held through The Depository Trust Company and you wish to participate in the exchange offers, you may do so instead through the automated tender offer program of The Depository Trust Company. If you tender under this program, you will agree to be bound by the letter of transmittal that we are providing with this prospectus as though you had signed the letter of transmittal.

                              By signing or agreeing to be bound by the letter of transmittal, you will represent to us, among other things, that

                              . any new notes you receive will be acquired in
                                the ordinary course of your business

                              . you have no arrangement or understanding with
                                any person or entity to participate in the distribution of the new notes

                              . if you are not a broker-dealer, you are not
                                engaged in and do not intend to engage in the distribution of the new notes

                              . if you are a broker-dealer that will receive
                                new notes for your own account in exchange for outstanding notes that were acquired as a result of market-making activities, you will deliver a prospectus, as required by law, in connection with any resale of those new notes

                              . you are not our "affiliate," as defined in Rule
                                405 of the Securities Act of 1933, or, if you are our affiliate, you will comply with any applicable registration and prospectus delivery requirements of the Securities Act of 1933

Guaranteed Delivery
 Procedures.................  If you wish to tender your outstanding notes and cannot comply with the requirement to deliver the letter of transmittal and notes or use the applicable procedures under the automated tender offer program of The Depository Trust Company before the expiration date, you must tender your outstanding notes according to the guaranteed delivery procedures described in "The Exchange Offers--Guaranteed Delivery Procedures" on page 92.

U.S. Federal Income Tax
 Considerations.............  The exchange of outstanding notes for new notes in the exchange offers will not be a taxable event for U.S. federal income tax purposes. Please read "Federal Income Tax Considerations" beginning on page 105.

Use of Proceeds.............  We will not receive any cash proceeds from the issuance of new notes.

Plan of Distribution........  All broker-dealers who receive new notes in the exchange offers have a prospectus delivery obligation.

                              Based on SEC no-action letters, broker-dealers who acquired the outstanding notes as a result of market-making or other trading activities may use this exchange offer prospectus, as supplemented or amended, in connection with the resales of the new notes.

                              Broker-dealers who acquired the outstanding notes from Equistar may not rely on SEC staff interpretations in no-action letters. Broker-dealers who acquired the outstanding notes from Equistar must comply with the registration and prospectus delivery requirements of the Securities Act--including being named as selling noteholders--in order to resell the outstanding notes or the new notes.

                               The Exchange Agent

   We have appointed The Bank of New York as exchange agent for the exchange offers. You should direct questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for the notice of guaranteed delivery, to the exchange agent, addressed as follows:

       For Delivery by Mail:

                                        For Overnight Delivery Only or by Hand:

        The Bank of New York                      The Bank of New York
     101 Barclay St., Floor 7E                      101 Barclay St.
         New York, NY 10286                 Corporate Trust Services Window
         Attn: Reorg. Dept.                           Ground Level
                                                   New York, NY 10286
                                                   Attn: Reorg. Dept.

          By Facsimile Transmission (for eligible institutions only):


                                  (212) 815-6339
                                        or
                                  (212) 815-4699

                             Attn: Gertrude JeanPierre

                                To Confirm Receipt:
                                  (212) 815-5920

                       Summary of Terms of the New Notes

   Unlike the outstanding notes, the new notes will be freely tradeable and will not have registration rights or provisions for additional interest. Otherwise, the new notes are substantially identical to the outstanding notes. The new notes will evidence the same debt as the outstanding notes, and the outstanding notes and the new notes will be governed by the same indenture.

Securities Offered..........  $300 million of 8 1/2% notes due 2004.

                              $600 million of 8 3/4% notes due 2009.

Co-Issuers..................  The new notes will be joint and several obligations of Equistar and Equistar Funding.

Maturity Dates..............  The new 8 1/2% notes will mature on August 15,
                              2004.

                              The new 8 3/4% notes will mature on August 15, 2009.

Interest Payment Dates......  February 15 and August 15 of each year, commencing February 15, 2000.

Limited Recourse............  None of Lyondell, Millennium, Occidental or any
                              of their subsidiaries or affiliates, other than Equistar and Equistar Funding, are obligated to pay the new notes.

Optional Redemption.........  At any time, we may redeem any and all of the new notes. We will pay a redemption price equal to the greater of 100% of the principal amount of the notes we redeem or a redemption price as described under the heading "Description of the New Notes--Optional Redemption of the New Notes" on page 97. We will also pay accrued and unpaid interest.

Sinking Fund................  None.

Ranking.....................  The new notes:

                              . will be senior unsecured indebtedness of
                                Equistar and Equistar Funding

                              . will rank equal in right of payment with any
                                outstanding notes that are not exchanged and with all of our existing and future unsecured and unsubordinated indebtedness; Equistar currently has approximately $1.3 billion of unsecured and unsubordinated indebtedness

                              . will rank senior to any future subordinated
                                indebtedness

                              We may not incur additional debt that is senior to the notes; however, the new notes will effectively be subordinated to any secured debt that we may incur to the extent of the collateral for the secured debt; currently we have no secured debt.

Restrictive Covenants.......  The outstanding notes have been and the new notes will be issued under an indenture containing restrictive covenants for your benefit. These covenants restrict our ability to

                              . incur indebtedness secured by liens

                              . engage in sale and leaseback transactions

                              . sell all or substantially all of our assets or
                                merge with another entity

Form of New Notes...........  The new notes will be represented by one or more permanent global securities deposited with The Depository Trust Company. You will not receive certificates for your new notes unless one of the events described under the heading "Book Entry; Delivery and Form--Certificated Notes" on page 109 occurs. Instead, beneficial ownership interests in the new notes will be shown on, and transfers of beneficial ownership will be effected only through, book-entry records maintained by The Depository Trust Company.

Rights Under Exchange and
 Registration Rights
 Agreement..................  If we fail to complete the exchange offers as required by the exchange and registration rights agreement, we will be obligated to pay additional interest to holders of the outstanding notes.


                                  Risk Factors

   Please read "Risk Factors" beginning on page 7 and carefully consider the risk factors before participating in the exchange offers. The risks relating to the new notes and the exchange offers include:

  . the market value of unexchanged outstanding notes may be adversely affected as a result of the exchange offer

  . there is no public market for the new notes and an active trading market may not develop

  . none of the partners of Equistar or their affiliates will have liability for payment of principal or interest on the new notes

   The risks relating to Equistar's business include several factors or possible events that will affect Equistar's income or cash flows or cause them to vary from quarter-to-quarter. These factors or events may in turn affect the value of the new notes and include:

  . the cyclical nature of the petrochemical and polymer industries

  . the commodity nature of Equistar's products

  . the overcapacity in the petrochemical and polymer industries

  . external factors, including changes in prices, costs, supplies and markets

  . internal actions of Equistar such as changes the mix of production rates and shutdowns of facilities

  . the addition or disposition of assets by Equistar

  . the cost or impact of environmental compliance, cleanup and related requirements

   Other risks relating to Equistar include the requirement of significant cash to service Equistar's debt, the financial impact of potential Year 2000 disruptions, and the possible effect of any change in control or exit of one of the partners of Equistar.

                          Principal Executive Offices

   Our principal executive offices are located at 1221 McKinney Street, Suite 700, Houston, Texas 77010 and our telephone number is (713) 652-7200.

                     Selected Financial and Operating Data

   Please read "Selected Pro Forma and Historical Financial and Operating Data of Equistar beginning on page 15 for our selected financial data for the year ended December 31, 1998 and as of and for the one month ended December 31, 1997. Please also read "Selected Historical Financial and Operating Data of the Lyondell Contributed Business" on page 17 and "Selected Historical Financial and Operating Data of the Millennium Contributed Business" on page 18, each containing selected financial data as of November 30, 1997 and for the eleven-month period then ended and as of December 31, 1996 and for the two years in the period then ended.

                                  Risk Factors

   You should carefully consider the risks below before participating in the exchange offers.

Risk Factors Relating to the New Notes and the Exchange Offers

If you fail to exchange your outstanding notes, the existing transfer restrictions will remain in effect; the market value of your outstanding notes may be adversely affected because of a smaller float.

   If you do not exchange your outstanding notes for new notes under the exchange offers, then you will continue to be subject to the existing transfer restrictions on the outstanding notes. In general, the outstanding notes may not be offered or sold unless they are registered or exempt from registration under the Securities Act of 1933 and from applicable state securities laws. Except as required by the exchange and registration rights agreement, we do not intend to register resales of the outstanding notes.

   The tender of outstanding notes under the exchange offers will reduce the aggregate principal amount of the notes outstanding. This may have an adverse effect upon, and increase the volatility of, the market price of any outstanding notes that you continue to hold due to a reduction in liquidity.

There is no public market for the new notes, and we do not intend to list them on any securities exchange or automated quotation system; an active trading market for the notes may not develop.

   There is no existing public market for the new notes. We cannot provide any assurance about

  . the liquidity of any markets that may develop for the new notes

  . your ability to sell your new notes

  . the prices at which you will be able to sell your new notes

   Future trading prices of the new notes will depend on many factors, including prevailing interest rates, our operating results, ratings of the new notes and the market for similar securities. Chase Securities Inc. and Banc of America Securities LLC, who were the joint book running managers for the offering of the outstanding notes, have advised us that they currently intend to make a market in the new notes after completion of the exchange offers. However, they do not have any obligation to do so, and they may discontinue any market-making activities at any time without any notice.

   We do not intend to apply for listing of the new notes on any securities exchange or for quotation of the new notes in any automated dealer quotation system.

None of the partners of Equistar or their affiliates will have any liability for payments of principal or interest on the new notes, and you will have no right to recover against them.

   Our ability to make payments on the new notes is solely dependent upon Equistar's ability to generate sufficient cash from operations. If Equistar or Equistar Funding fails to fulfill its obligations under the outstanding notes, the new notes or the indenture, you will not have the right to recover against any of Equistar's partners, whether as a general partner or limited partner or otherwise, or against the partners' respective parents or other affiliates. You are not a beneficiary of and have no right to enforce any of the arrangements between Equistar and its partners and their affiliates.

   Equistar Funding is a wholly owned subsidiary of Equistar. The new notes will be joint and several obligations of Equistar and Equistar Funding. However, Equistar Funding will have little or no revenues or assets that could be used to satisfy its obligations under the new notes. As a result, you will be required as a practical matter to look only to Equistar to satisfy the obligations under the new notes.

Risk Factors Relating to Equistar's Business

The petrochemical and polymer industries are highly cyclical, and Equistar's income and cash flows will be affected by external factors beyond our control; the market value of the new notes may, in turn, be affected by Equistar's results of operations.

   External factors beyond Equistar's control, such as general economic conditions, competitor actions, international events and circumstances and governmental regulation in the United States and abroad, can cause volatility in the price of raw materials. These external factors can also cause fluctuations in demand for our products and fluctuations in our prices and margins. In addition, these external factors can magnify the impact of economic cycles on our business. As a result, Equistar's income and cash flow will be affected by industry cycles.

   Equistar and its predecessors' historical operating results reflect the cyclical and volatile nature of the petrochemical and polymer industries. The petrochemical and polymer industries are mature, and industry margins are sensitive to cyclical petrochemical supply and demand balances. The petrochemical and polymer industries historically experience alternating periods of tight supply, causing prices and profit margins to increase, followed by periods when substantial additional capacity is added, resulting in oversupply and declining prices and profit margins. A number of our products are highly dependent on durable goods markets, such as housing and automotive, that are themselves particularly cyclical.

Changes in commodities prices cannot be controlled and will affect Equistar's income and cash flows; the market value of the new notes may, in turn, be affected by Equistar's results of operations.

   Due to the commodity nature of most of Equistar's products, we are not necessarily able to protect our market position by product differentiation or pass on cost increases to our customers. Accordingly, increases in raw material and other costs do not necessarily correlate with changes in product prices, either in the direction of the price change or in magnitude. As a result, changes in commodity prices will affect Equistar's income and cash flow.

There is overcapacity in the petrochemical and polymer industries, which results in lower production rates and margins and affects Equistar's income and cash flows; the market value of the new notes may, in turn, be affected by Equistar's results of operations.

   Currently, there is overcapacity in the petrochemical and polymer industries. Moreover, a number of Equistar's competitors in various segments of the petrochemical and polymer industries have announced plans for expansion of plant capacity. There can be no assurance that future growth in product demand will be sufficient to utilize this additional, or even current, capacity. Excess industry capacity may lower Equistar's production rates and margins and its income and cash flow.

External factors will cause Equistar's quarter-to-quarter income and cash flows to vary; the market value of the new notes may, in turn, be affected by Equistar's results of operations.

   Equistar's quarterly results, including its income and cash flow, may vary significantly depending on various factors, most of which are out of our control, including

  . changes in the prices of and demand for our products

  . changes in the cost of raw materials

  . changes in supply arrangements

  . developments in foreign markets

  . unanticipated expenses

  . unscheduled downtime and maintenance

Actions we take will cause Equistar's quarter-to-quarter income and cash flows to vary; the market value of the new notes may, in turn, be affected by Equistar's results of operations.

   The actual mix of production rates at our facilities will impact the comparison of period-to-period results. We commonly take actions that are intended to yield long-term benefits but may increase the variance of results from quarter to quarter or even from year to year. For example, Equistar regularly adjusts the production rate of its facilities to optimize production costs and margins. Different facilities may have different production rates from period to period depending on many factors, such as feedstock costs, transportation costs and supply and demand for the product produced at the facility during that period. As a result, individual facilities may be operated below or above their production capacities in any period.

   We will incur costs of any temporary shut-downs of our facilities. Equistar may idle a facility for an extended period of time because an oversupply of a particular product and/or a lack of demand for that particular product makes production uneconomical. These temporary shut-downs could last for several quarters, and we will incur costs, including the expenses of the shut-down and restart of these facilities, that may affect quarterly results, including income and cash flow, when shut-downs and start-ups occur.

Equistar may be active in adding assets or in disposing of assets, which could affect short-term results of operations; the market value of the new notes may, in turn, be affected by Equistar's results of operations.

   The purchase or sale of assets may often affect the results of operations of Equistar, including its income and cash flow, in the short term because of the costs associated with these transactions. Equistar actively seeks opportunities to maximize the value of its assets, including combining its assets with those of third parties to operate more efficiently or create greater value. In many circumstances, maximizing value will be achieved through the purchase or sale of assets or through contractual arrangements or joint ventures.

We will require a significant amount of cash to service our indebtedness, and our ability to generate cash depends on many factors beyond our control; if we cannot generate sufficient cash, we may not be able to pay our indebtedness, including principal or interest on the new notes.

   Our ability to make payments on and to refinance our indebtedness, including the new notes, will depend on our ability to generate cash in the future. Our ability to fund working capital and planned capital expenditures will also depend on our ability to generate cash in the future. Several factors beyond our control will affect our ability to make these payments and refinancings, including

  . uncertainties associated with the United States and worldwide economies

  . prices of raw materials and products

  . current and potential governmental actions

  . operating interruptions including leaks, explosions, fires, mechanical failure, transportation interruptions and spills, releases and other environmental risks

   Equistar's $1.25 billion revolving credit facility requires that Equistar maintain compliance with specified financial ratios and covenants. These requirements include that the ratio of debt-to-capitalization not exceed 0.6 to
1.0. These requirements also include that we maintain specified levels of an interest coverage ratio, which varies from period to period. For the period ended June 30, 1999, the ratio of (a) the sum of operating income and specified non-cash charges to (b) net interest expense is required to be at least 2.25 to
1.0. A more detailed description of these financial ratios and the other covenants under the $1.25 billion credit facility, as amended in February 1999, is described under "Summary Description of Other Indebtedness of Equistar." Equistar is in compliance with each of the covenants of the $1.25 billion revolving credit facility as of June 30, 1999. The ability of Equistar to comply with these ratios and covenants may be affected by events beyond our control. The failure of Equistar to comply with the required covenants could permit the lenders to declare all borrowings outstanding under the credit facility to be due and payable and to terminate some lending obligations. See "Summary Description of Other Indebtedness of Equistar--$1.25 Billion Revolving Credit

Facility." If this were to occur, Equistar cannot assure you that its assets would be sufficient to fund a repayment of the indebtedness under the credit facility. At June 30, 1999, the amount outstanding under the $1.25 billion revolving credit facility was $750 million.

   We cannot assure you

  . that Equistar's business will generate sufficient cash flow from operations

  . that further anticipated cost savings and operating improvements will be realized

  . that future borrowings will be available under the $1.25 billion revolving credit facility in an amount sufficient to enable us to pay our indebtedness, including the new notes, on or before maturity

  . that we will be able to refinance any of our indebtedness on commercially reasonable terms, if at all

   With the exception of its $1.25 billion credit facility, Equistar's debt instruments, including the new notes and the outstanding notes, do not contain cross-default provisions. However, the Lyondell debt which Equistar assumed in connection with its formation and on which Lyondell remains contingently liable (see pages 32 and 111) contains an event of default relating to a bankruptcy, or an admission in writing of an inability to pay debts when due, of Lyondell or Equistar. As such, a bankruptcy of Lyondell or Lyondell's admission in writing of inability to pay its debts would be an event of default under the assumed debt, of which $563 million remains outstanding as of June 30, 1999. If one of these events were to occur, all or a portion of the outstanding balance of $563 million could be accelerated at the option of the holders or a trustee, and in such case Equistar could be required to use its cash available, or borrow sufficient cash, or both, to fund a repayment of the amount accelerated. In addition, because the $563 million could be accelerated in such case, the lenders under Equistar's $1.25 billion revolving credit facility would have the right to declare all borrowings outstanding under the credit facility to be due and payable and to terminate some lending obligations. See "Summary Description of Other Indebtedness of Equistar--$1.25 Billion Revolving Credit Facility." If this were to occur, Equistar cannot assure you that its assets would be sufficient to fund a repayment of all the accelerated indebtedness.

Environmental compliance, cleanup and other requirements can significantly impact Equistar's operations or cash flow; if the financial impact of environmental costs or expenditures materially affects Equistar's income, cash flow or liquidity, the market value of the new notes may be affected.

   Equistar is subject to stringent environmental, health and safety laws and regulations addressing air emissions, water discharges, generation, handling and disposal of waste, and other aspects of its operations. Typically, these laws provide for substantial fines and potential criminal sanctions for violations. Several of these laws, including the Superfund law, also impose extensive requirements relating to investigation and cleanup of contamination. In addition, Equistar may face liability for alleged personal injury or property damage due to exposure to chemicals at its facilities or chemicals that it otherwise manufactures, handles or owns.

   Equistar incurs capital and operating costs to comply with environmental, health and safety laws and regulations. Although we believe Equistar is in material compliance with environmental, health and safety laws and regulations, from time to time Equistar receives and addresses notices of violation. Environmental costs also may arise from changes in laws and regulations and from identification of additional areas of contamination requiring investigation or cleanup. We cannot predict with certainty the extent of Equistar's future liabilities and costs under environmental, health and safety laws and regulations but expect that it will continue to be significant.

Year 2000 disruptions in operations of Equistar or third parties could adversely affect Equistar; if the financial impact of Year 2000 disruptions materially affects Equistar's income or cash flow, the market value of the new notes may be affected.

   Systems that do not properly recognize and process date-sensitive information could generate erroneous data, or even fail, as the year 2000 approaches. Equistar is conducting reviews of its key computer systems and has identified a number of systems that could be affected by the year 2000 issue. Equistar is upgrading these systems to allow them to function properly. If these steps are not completed successfully in a timely manner, Equistar's operations and financial performance could be adversely affected through disruptions in operations.

   Disruptions in the operations of third parties could potentially disrupt Equistar's operations as well. Equistar relies on services, energy and raw materials from third parties who may or may not be adversely affected by the year 2000 issue.

We cannot predict how a change in control of one or more of Lyondell, Millennium or Occidental, or an exit of any of them, could affect the operations or business of Equistar.

   Any one or more of Lyondell, Millennium or Occidental may transfer control of their interests in Equistar or engage in mergers or other business combination transactions that could result in a change in control of any one of them. Because of the unanimous approval requirements in Equistar's partnership governance structure, any transfer of an interest in Equistar or change of control of a partner would affect the governance of Equistar. We cannot predict how any such change would affect the operations or business of Equistar. A direct or indirect transfer of an interest in Equistar generally may only occur if the other owners are first offered the opportunity to purchase the interest and the transferee has an "investment grade" debt rating. However, if interests in Equistar are transferred in a merger or sale of a majority of the other assets of Lyondell, Millennium or specified subsidiaries of Occidental, the other owners do not have a right of first option and the investment grade requirement is not applicable. See "Description of the Partnership Agreement--Transfers and Pledges of a Partner's Interest in Equistar" and "Description of the Parent Agreement-- Restrictions on Transfer of Partner Sub Stock.

   Equistar's $1.25 billion revolving credit facility provides that an event of default occurs if Lyondell, Millennium and Occidental, collectively, cease to own at least a majority interest in Equistar. An event of default under Equistar's $1.25 billion revolving credit facility would permit the lenders to declare amounts outstanding under the credit facility immediately due and payable and to terminate commitments of the lenders to make revolving loans and acquire participations in letters of credit or swingline loans. If the lenders accelerated their loans, Equistar cannot assure you that its assets would be sufficient to fund a repayment of the indebtedness under the $1.25 billion revolving credit facility.

   Millennium has advised that it is considering the divestiture of its 29.5% interest in Equistar. Millennium America, an indirect wholly owned subsidiary of Millennium, provides a limited guarantee under our $1.25 billion revolving credit facility, which is described under "Summary Description of Other Indebtedness of Equistar--$1.25 Billion Revolving Credit Facility." If Millennium were to transfer its interest in Equistar, Millennium America would be able to terminate its guarantee if Equistar has an investment grade credit rating or the fair market value of Equistar's assets is at least 140% of the gross amount of its liabilities. Millennium's successor would not be required to assume the limited guarantee.

                             Cautionary Statement

   This prospectus is part of a registration statement we filed with the Securities and Exchange Commission.

  . You should rely only on the information or representations provided in this prospectus

  . We have not authorized any person to provide information in this prospectus other than that provided in this prospectus

  . We have not authorized anyone to provide you with different information

  . We are not making an offer of these securities in any jurisdiction where the offer is not permitted

  . You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this document

                          Forward-Looking Information

   Some of the statements contained in this prospectus contain forward-looking statements. These statements include, in particular, statements about our plans, strategies and prospects under the captions "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Description of Equistar's Business." We use the terms "estimate," "project," "plan," "intend," "anticipate," "believe," "expect," "budget," "forecast," "will," "could," "should" and "may" and similar expressions to identify forward-looking statements. These statements

  . address activities, events or developments that we expect, believe, anticipate or estimate will or may occur in the future

  . are based on assumptions and analyses that we have made and that we believe are reasonable

  . are based on various risks and uncertainties, general economic and business conditions, business opportunities that may be presented to and pursued by us from time to time, changes in laws or regulations and other factors, many of which are beyond our control

   Any one of these factors, or a combination of these factors, could materially affect our future results of operations and the ultimate accuracy of the forward-looking statements. Although we believe the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and we cannot assure you that these expectations will prove to have been correct. These forward-looking statements are not guarantees of our future performance, and our actual results and future developments may differ materially from those projected in the forward-looking statements. See "Risk Factors" beginning on page 8.

   We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or otherwise. All oral or written forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by these cautionary statements.

                                Use of Proceeds

   We will not receive any cash proceeds from the issuance of the new notes. In consideration for issuing the new notes, we will receive in exchange a like principal amount of outstanding notes. The outstanding notes surrendered in exchange for the new notes will be retired and canceled and cannot be re-issued. Accordingly, issuance of the new notes will not result in any change in our capitalization.

   We used the gross proceeds from the sale of the outstanding notes of approximately $898 million to

  . terminate the outstanding balance under Equistar's $500 million credit facility, which was $152 million at termination

  . repay $205 million of capital lease obligations

  . repay $391 million of indebtedness outstanding under the $1.25 billion revolving credit facility

  . retire $150 million aggregate principal amount of 10.00% notes upon their maturity on June 1, 1999

                                 Capitalization

   The following table sets forth our capitalization as of June 30, 1999 on a historical basis.

   You should read this table in conjunction with "Selected Pro Forma and Historical Financial and Operating Data of Equistar," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations," the financial statements and the related notes and other financial and operating data included elsewhere in this prospectus.

                                                                        June 30,
                                                                          1999
                                                                        ---------
                                                                        (millions
                                                                           of
                                                                        dollars)
Cash and cash equivalents..............................................  $   77
                                                                         ======
Long-term debt, including current maturities:
  $1.25 billion revolving credit facility..............................     750
  9.125% Notes due 2002................................................     100
  Medium-term notes (due 2000-2005)....................................     163
  6.50% Notes due 2006.................................................     150
  7.55% Debentures due 2026............................................     150
  8 1/2% Notes due 2004................................................     300
  8 3/4% Notes due 2009................................................     600
  Other................................................................      (2)
                                                                         ------
    Total long-term debt, including current maturities.................   2,211
                                                                         ------
Partners' capital......................................................   3,808
                                                                         ------
Total capitalization...................................................  $6,019
                                                                         ======
Debt to total capitalization ratio.....................................      37%
                                                                         ======

                            The Partners of Equistar

   Lyondell, Millennium and Occidental file annual, quarterly and special reports, proxy statements and other information with the U.S. Securities and Exchange Commission. SEC filings of Lyondell, Millenium and Occidental are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document that is filed with the SEC. Call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. In addition, reports and other information concerning Lyondell, Millennium and Occidental can be inspected at the office of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

Lyondell

   Lyondell is a global chemical company. Lyondell had revenues on a pro forma basis after its acquisition of ARCO Chemical Company in July 1998 of $3.6 billion for the year ended December 31, 1998. Lyondell had $9.2 billion of assets at December 31, 1998. Lyondell has a market presence in the areas of

  . Intermediate Chemicals and Derivatives. Lyondell acquired its intermediate chemicals and derivatives business through the acquisition of ARCO Chemical Company in July 1998.

  . Petrochemicals and Polymers. Lyondell owns 41% of Equistar.

  . Refining. Lyondell owns 58.75% of LYONDELL-CITGO Refining LP. LYONDELL-
    CITGO Refining processes large volumes of this extra-heavy crude oil into premium petroleum products such as reformulated gasoline, low-sulfur diesel, jet fuel, aromatics and lubricants. LYONDELL-CITGO Refining was formed in 1993 as a joint venture with CITGO Petroleum Corporation, an indirect wholly owned subsidiary of Petroleos de Venezuela, S.A.

  . Methanol. Lyondell owns 75% of Lyondell Methanol, L.P. Lyondell Methanol was formed in December 1996 by Lyondell and MCN Investment Corporation, a producer of natural gas, which is the primary raw material of methanol.

Millennium

   Millennium is an international chemical company, with market positions in a broad range of commodity, industrial, performance and specialty chemicals. Millennium's products include titanium dioxide, acetic acid and vinyl acetate monomer and terpene fragrance chemicals. Millennium had revenues of approximately $1.6 billion for the year ended December 31, 1998, and approximately $4.1 billion of assets at December 31, 1998. Millennium owns 29.5% of Equistar.

Occidental

   Occidental explores for, develops, produces and markets crude oil and natural gas and manufactures and markets a variety of basic chemicals, including chlorine, caustic soda, and ethylene dichloride, as well as specialty chemicals. Occidental conducts its principal operations through two subsidiaries, Occidental Oil and Gas Corporation and Occidental Chemical Corporation. Occidental has an interest in the vinyls intermediates business, including polyvinyl chloride and vinyl chloride monomer, through its 76% interest in the Oxy Vinyls, LP partnership. Occidental also has an interest in petrochemicals through its 29.5% ownership interest in Equistar. Occidental had net sales of approximately $6.6 billion for the year ended December 31, 1998, and approximately $15.3 billion of assets at December 31, 1998.

                Selected Pro Forma and Historical Financial and
                           Operating Data of Equistar

   The table below shows selected pro forma and historical financial and operating data for Equistar. The selected historical income statement and balance sheet data

  . as of and for the year ended December 31, 1998

  . as of and for the one month ended December 31, 1997

have been derived from financial statements of Equistar, which have been audited by PricewaterhouseCoopers LLP, independent accountants. PricewaterhouseCoopers' report is included elsewhere in this prospectus.
   The selected historical income statement and balance sheet data as of and for the six months ended June 30, 1999 and 1998 have been derived from the unaudited financial statements of Equistar. In the opinion of Equistar, the unaudited financial statements include all material adjustments, consisting of normal recurring adjustments, necessary to present fairly the information stated herein. The results of operations for the six months ended June 30, 1999 and 1998 are not necessarily indicative of the operating results for the entire year. The operating data have been derived from the historical operating records of Equistar. Neither the historical financial data nor the historical operating data are necessarily indicative of the future results of operations of Equistar. The pro forma financial and operating data are not necessarily indicative of the future results of operations of Equistar.

   The Occidental contributed business was added to Equistar on May 15, 1998. The actual amounts for the year ended December 31, 1998 include the Occidental contributed business amounts from May 15, 1998 to December 31, 1998. The unaudited pro forma financial and operating data for the year ended December 31, 1998 present the results of Equistar as if the Occidental contributed business had been contributed as of January 1, 1998.

   The unaudited pro forma financial data and operating data for the six months ended June 30, 1999 present the results of Equistar as if the change in interest expense resulting from Equistar's use of proceeds from the issuance of the outstanding notes had occurred as of January 1, 1999. The only pro forma adjustment for that period is to interest expense, net. See "Equistar Unaudited Pro Forma Income Statement Data for the Six Months Ended June 30, 1999."

   The selected pro forma and historical financial and operating data for Equistar shown below highlight information found elsewhere in this prospectus. They are not complete and may not contain all of the information that you should consider. You should read the entire prospectus carefully, including the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section of this prospectus and the Equistar financial statements and related notes included elsewhere in this prospectus.

                                                                For the six For the six For the six
                         For the one  For the year For the year   months      months      months
                         month ended     ended        ended        ended       ended       ended
                         December 31, December 31, December 31,  June 30,    June 30,    June 30,
                             1997         1998         1998        1998        1999        1999
                         ------------ ------------ ------------ ----------- ----------- -----------
                                                   (pro forma)                          (pro forma)
Income statement data
 (millions of dollars):
Sales and other
 operating revenues.....     $365        $4,363       $4,869      $2,114      $2,312      $2,312
Cost of sales...........      287         3,773        4,235       1,739       2,074       2,074
Selling, general and
 administrative
 expenses...............       21           294          300         151         151         151
Restructuring charges...       42            14           14           1          --          --
                             ----        ------       ------      ------      ------      ------
Operating income........       15           282          320         223          87          87

                                                                For the  For the
                                                                  six      six    For the six
                         For the one  For the year For the year  months   months    months
                         month ended     ended        ended      ended    ended      ended
                         December 31, December 31, December 31, June 30, June 30,  June 30,
                             1997         1998         1998       1998     1999      1999
                         ------------ ------------ ------------ -------- -------- -----------
                                                   (pro forma)                    (pro forma)
Loss from equity
 investment.............    $   --       $   --       $    2     $   --   $   --     $  --
Interest expense, net...        (8)        (139)        (173)       (58)     (84)     (110)
Other income............        --           --            5         --       46        46
                            ------       ------       ------     ------   ------     -----
Income before income
 taxes..................         7          143          150     $  165   $   49     $  23
Provisions for income
 taxes..................        --           --           --         --       --        --
                            ------       ------       ------     ------   ------     -----
Net income..............    $    7       $  143       $  150     $  165   $   49     $  23
                            ======       ======       ======     ======   ======     =====
Other operating data
 (millions of dollars):
EBITDA..................    $   34       $  550          N/A     $  351   $  280       N/A
Cash flows from
 operating activities...       102          846          N/A        374      169       N/A
Cash flows from
 investing activities...       (12)        (212)         N/A        (66)     (18)      N/A
Cash flows from
 financing activities...       (49)        (609)         N/A       (275)    (140)      N/A
Ratio of earnings to
 fixed charges..........      1.5x         1.7x         1.7x       2.9x     1.5x      1.2x
Depreciation and
 amortization...........        19          268       $  305        128      147     $ 147
Capital expenditures....        12          200          210         65       76        76
Balance sheet data (at end of period)
 (millions of dollars):
Working capital, net....    $  856       $  492          N/A     $  994   $  593       N/A
Total assets............     4,600        6,668          N/A      6,949    6,602       N/A
Total debt..............     1,548        2,220          N/A      2,475    2,211       N/A
Total partners'
 capital................     2,718        3,885          N/A      3,987    3,808       N/A
Sales volumes
 (millions):
Selected petrochemical
 products:
  Ethylene, propylene
   and other olefins
   (pounds).............       737       16,716       18,291      7,369    9,035     9,035
  Aromatics (gallons)...        17          271          281        101      176       176
Polymer products
 (pounds)...............       167        6,488        6,488      3,204    3,263     3,263

                Selected Historical Financial and Operating Data
                      of the Lyondell Contributed Business

   The table below shows selected historical financial and operating data for the Lyondell contributed business. The selected historical income statement and balance sheet data

  . as of November 30, 1997 and for the eleven-month period then ended

  . as of December 31, 1996 and for the two years in the period then ended have been derived from financial statements of the Lyondell contributed business, which have been audited by PricewaterhouseCoopers LLP, independent accountants. PricewaterhouseCoopers' report is included elsewhere in this prospectus.

   The selected historical income statement data for the year ended December 31, 1994 and the balance sheet data as of December 31, 1995 have been derived from financial statements of the Lyondell contributed business, which have been audited by PricewaterhouseCoopers. The selected historical balance sheet data as of December 31, 1994 have been derived from the historical financial records of Lyondell. The operating data have been derived from the historical operating records of Lyondell. Neither the historical financial data nor the historical operating data are necessarily indicative of the future results of operations of Equistar.

   The selected historical financial and operating data shown below are not complete. You should read the entire prospectus carefully, including the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section of this prospectus and the Lyondell contributed business financial statements and related notes included elsewhere in this prospectus.

                                                                    For the
                                          For the year ended     eleven months
                                             December 31,            ended
                                         ----------------------  November 30,
                                          1994    1995    1996       1997
                                         ------  ------  ------  -------------
Income statement data (millions of
 dollars):
Sales and other operating revenues...... $1,806  $2,509  $2,515     $2,715
Cost of sales...........................  1,449   1,869   2,135      2,153
Selling, general and administrative
 expenses...............................     69     125     157        166
                                         ------  ------  ------     ------
Operating income........................    288     515     223        396
Interest expense, net...................     73      76      65         50
Other income............................     --      --      --         --
                                         ------  ------  ------     ------
Income before income taxes..............    215     439     158        346
Provision for income taxes..............     78     162      56        127
                                         ------  ------  ------     ------
Net income.............................. $  137  $  277  $  102     $  219
                                         ======  ======  ======     ======
Other operating data (millions of
 dollars):
EBITDA.................................. $  323  $  561  $  290     $  464
Cash flows from operating activities....     11     318      79        156
Cash flows from investing activities....    (40)   (476)    (80)       (49)
Cash flows from financing activities....     29     158       1       (106)
Ratio of earnings to fixed charges......    3.6x    5.9x    3.0x       6.4x
Depreciation and amortization...........     35      46      67         68
Capital expenditures....................     40     476      80         49
Balance sheet data (at end of period)
 (millions of dollars):
Working capital, net.................... $  218  $   69  $  269     $  352
Total assets............................    834   1,306   1,494      1,532
Total debt..............................    717     745     745        745
Total invested capital..................    (87)    320     423        536
Sales volumes (millions):
Selected petrochemical products:
Ethylene, propylene and other olefins
 (pounds)...............................  7,146   7,688   7,973      8,084
Aromatics (gallons).....................    178     175     188        176
Polymer products (pounds)...............    616   1,598   2,136      1,985

                Selected Historical Financial and Operating Data
                     of the Millennium Contributed Business

   The table below shows selected historical financial and operating data for the Millennium contributed business. The selected historical income statement and balance sheet data

  . as of November 30, 1997 and for the eleven-month period then ended

  . as of December 31, 1996 and for the two years in the period then ended have been derived from the financial statements of the Millennium contributed business, which have been audited by PricewaterhouseCoopers LLP, independent accountants. PricewaterhouseCoopers' report is included elsewhere in this prospectus.

   The selected historical income statement data for the year ended December 31, 1994 and the balance sheet data as of December 31, 1995 have been derived from financial statements of the Millennium contributed business, which have been audited by PricewaterhouseCoopers. The selected historical balance sheet data as of December 31, 1994 have been derived from the historical financial records of Millennium Petrochemicals. The operating data have been derived from the historical operating records of Millennium Petrochemicals. Neither the historical financial data nor the historical operating data are necessarily indicative of the future results of operations of Equistar.

   The selected historical financial and operating data shown below are not complete. You should read the entire prospectus carefully, including the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section of this prospectus and the Millennium contributed business financial statements and related notes included elsewhere in this prospectus.

                                                                    For the
                                          For the year ended     eleven months
                                             December 31,            ended
                                         ----------------------  November 30,
                                          1994    1995    1996       1997
                                         ------  ------  ------  -------------
Income statement data (millions of
 dollars):
Sales................................... $1,645  $1,932  $1,860     $1,786
Cost of sales...........................  1,331   1,324   1,503      1,341
Selling, development and administrative
 expenses...............................    104     113     109        136
                                         ------  ------  ------     ------
Operating income........................    210     495     248        309
Interest expense, net...................     80      80      80         66
Other income............................     --      --      --         --
                                         ------  ------  ------     ------
Income before income taxes..............    130     415     168        243
Provision for income taxes..............     62     172      76         96
                                         ------  ------  ------     ------
Net income.............................. $   68  $  243  $   92     $  147
                                         ======  ======  ======     ======
Other operating data (millions of
 dollars):
EBITDA.................................. $  339  $  627  $  375     $  434
Cash flows from operating activities....    126     262      80        304
Cash flows from investing activities....    (38)    (75)   (127)       (41)
Cash flows from financing activities....    (88)   (187)     47       (263)
Ratio of earnings to fixed charges......    2.4x    5.4x    2.8x       4.1x
Depreciation and amortization...........    129     132     127        125
Capital expenditures....................     38      75     127         41
Balance sheet data (at end of period)
 (millions of dollars):
Working capital, net.................... $  247  $  331  $  363     $  265
Total assets............................  2,978   2,977   3,121      2,804
Total debt..............................  1,016   1,013   1,009          4
Total invested capital..................  1,633   1,692   1,835      2,724
Sales volumes (millions):
Selected petrochemical products:
  Ethylene, propylene and other olefins
   (pounds).............................    955     735     950        608
  Aromatics (gallons)...................     --      --      --         --
Polymer products (pounds)...............  4,123   3,926   3,884      3,980

   For purposes of

  . Selected Pro Forma and Historical Financial and Operating Data of
    Equistar

  . Selected Historical Financial and Operating Data of the Lyondell
    Contributed Business

  . Selected Historical Financial and Operating Data of the Millennium
    Contributed Business

we utilized the definitions and assumptions explained below.

Calculation of EBITDA

   EBITDA is calculated as operating income plus depreciation and amortization and other income and should not be construed as a substitute for operating income or a better indicator of liquidity than cash flows from operating activities, which are determined according to generally accepted accounting principles. Management included EBITDA to provide additional information with respect to the ability of Equistar to meet its

  . future debt service

  . capital expenditures

  . working capital requirements

EBIDTA is not necessarily a measure of Equistar's ability to fund its cash needs. Management believes that investors may find the calculation of EBITDA a useful tool for measuring our ability to service debt.

Calculation of Ratio of Earnings to Fixed Charges

   For purposes of calculating the ratio of earnings to fixed charges, earnings represent net income plus fixed charges, excluding capitalized interest. Fixed charges include

  . interest expense

    plus

  . capitalized interest and that portion of non-capitalized rental expense deemed to be the equivalent of interest

Definition of Total Debt

   Total debt is defined as long-term debt, current maturities of long-term debt and capital lease obligations.

               Equistar Unaudited Pro Forma Income Statement Data
                      For the Year Ended December 31, 1998

   The unaudited pro forma financial data shown below present the financial results of Equistar for 1998. Occidental contributed assets and liabilities with a fair value of $2.1 billion to Equistar in exchange for a 29.5% interest in Equistar in May 1998. However, the financial results of Equistar are presented below as if both

  . the Occidental contributed business had been contributed as of January 1,
    1998

  . the change in interest expense resulting from Equistar's use of proceeds from the issuance of the outstanding notes had occurred as of January 1,
    1998

The numbers under the column captioned "Occidental Contributed Business" reflect the results of the Occidental contributed business from January 1, 1998 to May 14, 1998, before its addition to Equistar. The unaudited pro forma financial data do not necessarily reflect the results of operations of Equistar that would have resulted had these transactions actually been consummated as of the dates indicated. The data shown below are not necessarily indicative of the future results of operations of Equistar.

                                               Occidental
                                               Contributed  Pro Forma   Pro Forma
                                      Equistar  Business   Adjustments  Combined
                                      -------- ----------- -----------  ---------
Income statement data (millions of
 dollars):
Sales and other operating revenues..   $4,363     $506                   $4,869
Operating costs and expenses:
  Cost of goods sold................    3,773      457        $  5 (a)    4,235
  Selling, general and
   administrative expenses..........      294        6                      300
  Restructuring charges.............       14       --                       14
                                       ------     ----        ----       ------
Operating income....................      282       43          (5)         320
Loss from equity investment.........       --        2                        2
Interest expense, net...............      139       39        $(38)(b)      173
                                                              $ 16 (c)
                                                              $ 17 (d)
Other income........................       --        5                        5
                                       ------     ----        ----       ------
Net income..........................   $  143     $  7(e)     $ --       $  150
                                       ======     ====        ====       ======

--------
(a) To reflect the additional depreciation expense and goodwill amortization for the period from January 1, 1998 to May 14, 1998, related to the increase in the fair value in excess of the historical book basis of the Occidental contributed business over an average useful life of 25 years. Equistar recorded $43 million of goodwill in connection with the purchase of the Occidental contributed business.
(b) To reflect the elimination of $38 million of interest expense related to debt not contributed to Equistar by Occidental.
(c) To reflect the interest expense of $16 million for the period from January 1, 1998 to May 14, 1998, related to the additional $700 million of debt that was incurred upon consummation of the Occidental contribution using a weighted-average interest rate of 6%. The effect of a 1/8% change in interest rate would result in an increase or decrease of interest expense of approximately $328,000 for the period January 1, 1998 through May 14, 1998.

(d) To reflect an interest expense increase related to the offering of the outstanding notes offset by a decrease resulting from the use of gross proceeds (gross proceeds were approximately $898 million; the outstanding notes were issued at a discount to investors of approximately $2 million), which amounts to $17 million, net.

                                                     Principal Interest  Annual
                                                      Amount     Rate   Interest
                                                     --------- -------- --------
   In millions (except interest rates)
   Old debt:
   Capital lease....................................   $205      6.34%    $13
   Bank debt........................................    543      6.00%     33
   10% Notes due 1999...............................    150     10.00%     15
                                                       ----     -----     ---
       Subtotal.....................................    898      6.74%     61
   New debt:
   8 1/2% notes due 2004............................    300      8.50%     26
   8 3/4% notes due 2009............................    600      8.75%     52
                                                       ----     -----     ---
       Subtotal.....................................    900      8.67%     78
                                                                          ---
   Interest increase effect of replacing debt at 1/1/98................   $17
                                                                          ===

(e) Amount represents pretax income of the Occidental contributed business.

               Equistar Unaudited Pro Forma Income Statement Data
                     For the Six Months Ended June 30, 1999

   The unaudited pro forma financial data shown below present the financial results of Equistar as if the change in interest expense resulting from Equistar's use of proceeds from the issuance of the outstanding notes had occurred as of January 1, 1999.

The unaudited pro forma financial data do not necessarily reflect the results of operations of Equistar that would have resulted had these transactions actually been consummated as of the dates indicated. The data shown below are not necessarily indicative of the future results of operations of Equistar.

                                                            Pro Forma  Pro Forma
                                                  Equistar Adjustments Combined
                                                  -------- ----------- ---------
Income statement data (millions of dollars):
Sales and other operating revenues...............  $2,312               $2,312
Operating costs and expenses:
  Cost of goods sold.............................   2,074                2,074
  Selling, general and administrative expenses...     151                  151
                                                   ------               ------
Operating income.................................      87                   87
Loss from equity investment......................      --                   --
Interest expense, net............................     (84)      26(a)     (110)
Other income.....................................      46                   46
                                                   ------      ---      ------
Net income.......................................  $   49      $26      $   23
                                                   ======      ===      ======

--------
(a) To reflect an interest expense increase related to the offering of the outstanding notes offset by a decrease resulting from the use of gross proceeds (gross proceeds were approximately $898 million; the outstanding notes were issued at a discount to investors of approximately $2 million), which amounts to $8 million, net. The effect of a 1/8% change in interest rate would result in an increase or decrease of interest expense of approximately $170,000 for the six months ended June 30, 1999.

                                                                        Interest
                                                     Principal Interest for the
                                                      Amount     Rate    Period
                                                     --------- -------- --------
   In millions (except interest rates)
   Old debt:
   Capital lease*...................................   $205      5.89%    $ 2
   Bank debt*.......................................    543      6.00%      5
   10% Notes due June 1, 1999.......................    150     10.00%      6
                                                       ----     =====     ---
       Subtotal.....................................    898                13
   New debt:
   8 1/2% notes due 2004............................    300      8.50%     13
   8 3/4% notes due 2009............................    600      8.75%     26
                                                       ----     =====     ---
       Subtotal.....................................    900                39
                                                                          ---
   Interest increase effect of replacing debt at 1/1/99................   $26
                                                                          ===

--------
* Capital lease and bank debt were paid down at the end of February 1999, therefore the interest expense amount represents only two months of interest expense.

               Management's Discussion and Analysis of Financial
                      Condition and Results of Operations

   The following is a description of Equistar's business affairs. You should read it in conjunction with the historical financial statements and the notes to those statements of Equistar and the Lyondell, Millennium and Occidental contributed businesses, which are included in this prospectus.

Selected Pricing Information for Ethylene and Crude Oil Industry

   The following graphs present industry pricing information for the years 1996 through 1998 discussed below, based on published industry sources.


  [Chart 1--Month-end average delivered-contract, monthly low price agreement prices for Ethylene as reported by CMAI Monomers Market Report from January 1996 through December 1998. Chart indicates 1996 prices increased steadily, with an annual average of the month-end prices of 23.33 cents per pound. 1997 prices were relatively flat, although slightly decreasing, with an annual average of the month-end prices of 27.42 cents per pound. 1998 prices declined steadily with an annual average of the month-end prices of 21.17 cents per pound. Selected month-end average prices are as follows: January 1996--19.75 cents per pound, December 1996--26.25 cents per pound, December 1997--26.25 cents per pound, December 1998--19.00 cents per pound.]

  [Chart 2--Month-end average spot price WTS low prices for Crude Oil as reported by Platts Oilgram Price Report from January 1996 through December 1998. Chart indicates volatile, but increasing prices in 1996 with the chart's peak occurring at $24.32 per barrel in December 1996. Annual average month-end prices were $21.35 per barrel in 1996. Prices decreased in 1997 with an annual average of the month-end prices of $19.35 per barrel. Prices declined steadily in 1998 with a low point of $10.02 per barrel in December 1998 and an annual average of the month-end prices of $12.94 per barrel. Selected month-end average prices are as follows: January 1996--$18.39 per barrel, December 1996-- $24.32 per barrel, December 1997--$17.13 per barrel, December 1998--$10.02 per barrel.]

Second Quarter 1999 Compared to First Quarter 1999

   Equistar reported net income of $41 million for second quarter 1999, compared to net income of $7 million for first quarter 1999. This increase was primarily attributable to gains on asset sales in second quarter 1999, primarily the sale of Equistar's concentrates and compounds business on April 30, 1999. Second quarter was negatively impacted by the effects of outages at Equistar's two Channelview olefins production units during parts of April and May 1999. However, when compared to first quarter 1999, the net effect of the second quarter olefins units outages was comparable to the effects in first quarter of the scheduled LaPorte plant maintenance turnaround, completed in first quarter 1999. Overall, margins remained relatively constant quarter to quarter as higher ethylene and polymers prices, reflecting ongoing tight supply/demand balances, were offset by higher raw materials costs.

Second Quarter 1999 Compared to Second Quarter 1998 and Year-to-date 1999 Compared to Year-to-date 1998

   Equistar's net income of $41 million for second quarter 1999 decreased from net income of $44 million for second quarter 1998. This decrease was due to lower product margins, primarily for polymers products,as polymer sales prices decreased while polymer raw material costs increased. Petrochemical product margins also decreased slightly, as petrochemical raw material costs increased more than petrochemical sales prices. The decrease in petrochemical and polymers product margins is primarily a result of excess industry capacity that began in fourth quarter 1997 and continued throughout 1998. The decrease in net income attributable to lower product margins was offset by gains on asset sales in second quarter 1999, primarily the sale of Equistar's concentrates and compounds business. The decrease in net income was also partially offset by increased sales volumes, primarily as a result of the addition of the Occidental contributed business in mid-May 1998.

   Equistar's net income of $49 million for the first six months of 1999 was lower than net income of $165 million for the first six months of 1998. This decrease was also due to lower petrochemical and polymer product margins, as average sales prices decreased more than raw material costs due to the excess industry capacity discussed above. This decrease in net income was also due to olefins units outages in second quarter 1999, and the scheduled LaPorte, Texas plant maintenance turnaround. The decrease was partially offset by increased sales volumes, primarily as a result of the addition of the Occidental contributed business, and the gains on assets sales in second quarter 1999.

   The following tables reflect selected actual sales volume data and summarized financial information for Equistar's business segments. The addition of the Occidental contributed business is reflected prospectively from May 15, 1998.

                                                                For the six
                                       For the three months    months ended
                                           ended June 30          June 30
                                       ----------------------  --------------
In millions                               1999        1998      1999    1998
-----------                            ----------  ----------  ------  ------
Selected petrochemicals products:
  Olefins (pounds)....................      4,508       3,977   9,035   7,369
  Aromatics (gallons).................         91          54     176     101
Polymers products (pounds)............      1,611       1,652   3,263   3,204

Millions of dollars
-------------------
Sales and other operating revenues:
Petrochemicals segment................ $    1,045  $      859  $1,950  $1,646
Polymers segment......................        477         554     932   1,112
Intersegment eliminations.............       (312)       (320)   (570)   (644)
                                       ----------  ----------  ------  ------
    Total............................. $    1,210  $    1,093  $2,312  $2,114
                                       ==========  ==========  ======  ======
Cost of sales:
Petrochemicals segment................ $      959  $      788  $1,769  $1,444
Polymers segment......................        450         473     875     939
Intersegment eliminations.............       (312)       (320)   (570)   (644)
                                       ----------  ----------  ------  ------
    Total............................. $    1,097  $      941  $2,074  $1,739
                                       ==========  ==========  ======  ======
Selling, general and administrative
 expenses:
Petrochemicals segment................ $        3  $        3  $    6  $    5
Polymers segment......................         18          18      37      38
Unallocated...........................         52          54     108     108
                                       ----------  ----------  ------  ------
    Total............................. $       73  $       75  $  151  $  151
                                       ==========  ==========  ======  ======
Operating income:
Petrochemicals segment................ $       83  $       68  $  175  $  197
Polymers segment......................          9          63      20     135
Unallocated...........................        (52)        (55)   (108)   (109)
                                       ----------  ----------  ------  ------
    Total............................. $       40  $       76  $   87  $  223
                                       ==========  ==========  ======  ======

 Petrochemicals Segment

 Revenues

   Revenues for second quarter 1999 increased 22% compared to second quarter 1998. The increase was due to a 13% increase in sales volumes and higher average sales prices in second quarter 1999 compared to second quarter 1998. The increase in sales volumes primarily reflects the addition of the Occidental contributed business in mid-May 1998. The increase in average sales prices was due to higher sales prices for ethylene in second quarter 1999 compared to second quarter 1998. Sales prices began decreasing in fourth quarter 1997 and continued their downward trend throughout most of 1998. U.S. market sales prices increased during the first six months of 1999, due to tighter supplies and rising raw material costs. As a result, average sales prices for ethylene for second quarter 1999 were higher than second quarter 1998. However, average sales prices for ethylene for the first six months of 1999 were slightly lower than average sales prices for the first six months of 1998.

   Revenues for the first six months of 1999 increased 19% compared to the first six months of 1998. The increase was due to increased sales volumes, which increased 23% during the first six months of 1999, primarily as a result of the addition of the Occidental contributed business in mid-May 1998. The increase was partially offset by lower average sales prices during the 1999 period. As noted above, average sales prices for the first six months of 1999 were slightly below average sales prices for the first six months of 1998.

 Cost of sales

   Cost of sales for second quarter 1999 increased 22% compared to second quarter 1998. The increase was primarily a result of higher production levels as the 1999 period reflected a full quarter of operations of the Occidental contributed business and higher raw material costs. Cost of sales for the first six months of 1999 increased 23% as compared to cost of sales for the first six months of 1998. This increase was due to higher production levels as the 1999 period reflected a full six months of results with the Occidental contributed business and higher raw material costs.

 Operating Income

   Operating income increased in second quarter 1999 compared to second quarter 1998 primarily due to increased sales volumes. Second quarter 1999 reflected a full quarter of results with the Occidental contributed business, which was added in mid-May 1998. This volume benefit was partly offset by lower product margins as raw material costs increased more than average sales prices. The net effect of the olefins production unit outages in second quarter 1999 was substantially offset by the volume effect, in the second quarter 1998, from the lack of a full quarter of results from the Occidental contributed business.

   Operating income decreased in the first six months of 1999 compared to the first six months of 1998. The decrease was primarily due to lower product margins, as feedstock costs increased, the net effect of the olefins production unit outages in second quarter 1999, and the scheduled LaPorte plant maintenance turnaround, which was completed in first quarter 1999. These factors were partly offset by the benefit of increased volumes as a result of the addition of the Occidental contributed business in mid-May 1998.

Polymers Segment

 Revenues

   Revenues decreased 14% in the second quarter and 16% in the first six months of 1999 as compared to the comparable 1998 periods as a result of decreases in industry sales prices. The sales price decreases reflect excess industry supply, as industry capacity additions exceeded demand growth. The decreases in sales prices started during the fourth quarter of 1997 and continued in a downward trend through 1998. Industry prices increased during the first half of 1999, however, average second quarter and first half 1999 sales prices were lower than the comparable 1998 periods.

 Cost of Sales

   Cost of sales in second quarter 1999 decreased 5% from second quarter 1998. This decrease was due to decreased production levels as a result of ethylene supply limitations. The decrease was partially offset by higher polymer raw material costs, primarily ethylene, in second quarter 1999 compared to second quarter 1998.

   Cost of sales for the first six months of 1999 decreased 7% from the first six months of 1998. This decrease was also due to decreased production levels as noted above.

 Operating Income

   Operating income was $9 million for second quarter 1999 compared to $63 million for second quarter 1998. Operating income was $20 million for the first six months of 1999 as compared to $135 million for the first six months of 1998. The decreases in operating income for the 1999 periods compared to the comparable 1998 periods are primarily due to lower product margins which primarily result from lower polymers sales prices.

Interest Expense and Other Income

   Interest expense, net increased from $32 million in second quarter 1998 to $45 million in second quarter 1999 and from $58 million in the first six months of 1998 to $84 million in the first six months of 1999. These increases primarily reflected higher levels of debt due to the addition of the Occidental contributed business in mid-May 1998 and the issuance of the outstanding notes in February 1999, which carry a higher fixed interest rate. Other income of $46 million for both second quarter 1999 and the first six months of 1999 primarily consists of gains on asset sales, including the sale of Equistar's compounds and concentrates business on April 30, 1999.

Financial Condition

 Operating Activities

   Cash provided by operating activities totaled $169 million in the first six months of 1999, compared to cash provided by operating activities of $374 million in the first six months of 1998. Cash provided by operating activities in the 1999 period was primarily generated from income before depreciation offset by gains on asset sales, and a slight decrease in working capital. Cash provided by operating activities in the 1998 period primarily related to income before depreciation and reimbursements from Equistar's owners for payment of their retained accounts payable balances.

 Investing Activities

   Equistar's capital expenditures were $76 million in the first six months of 1999. The most significant capital expenditures related to the 480-million-pound HDPE resin expansion project at the Matagorda, Texas facility, which has a targeted completion in October 1999. Equistar's total 1999 capital budget is $195 million. Management plans to fund capital expenditures in 1999 from cash flow from operations.

   In April 1999, Equistar completed the sale of its concentrates and compounds business, which included the Crockett, Texas and Heath, Ohio facilities, to Ampacet Corporation. Equistar reported a net gain on the sale of $42 million.

 Financing Activities

   Net cash used in financing activities was $140 million for the first six months of 1999, including distributions to owners of $125 million. During first quarter 1999, Equistar completed an offering of outstanding notes in the principal amount of $900 million. The proceeds were used to refinance $900 million of existing indebtedness of Equistar during the first six months of 1999. Equistar also repaid an additional $15 million of indebtedness during this period.

 Liquidity

   As noted above, Equistar completed the offering of the outstanding notes in the principal amount of $900 million in February 1999. The outstanding notes consist of $300 million principal amount of 8 1/2% notes due February 2004 and $600 million principal amount of 8 3/4% notes due February 2009. The proceeds were used to

  . repay the outstanding balance of $152 million under the $500 million credit facility, which was subsequently terminated

  . repay the $205 million of capital lease obligations

  . repay $385 million of indebtedness outstanding under the $1.25 million revolving credit facility

  . repay and retire $150 million aggregate principal amount of 10% notes upon their June 1, 1999 maturity

For the Year Ended December 31, 1998 Compared to the Year Ended December 31,
1997

   The following discussion and analysis compares the historical results of Equistar for the year ended December 31, 1998 with the combined historical results of the Lyondell and Millennium contributed businesses for the eleven months ended November 30, 1997 and Equistar for the one month ended December 31, 1997, which we refer to as the "combined businesses." These combined results for the year ended December 31, 1997 are not intended to, and do not represent, pro forma results of Equistar. In addition, they may not be indicative of results that will be obtained in the future.

   Selected financial and operating information for Equistar for the year ended December 31, 1998, for the Lyondell contributed business and the Millennium contributed business for the eleven months ended November 30, 1997, for Equistar for the one month ended December 31, 1997 and for the combined businesses for the year ended December 31, 1997 is as follows:

                                        Lyondell    Millennium
                                      contributed  contributed                 Combined
                         Equistar for business for business for Equistar for  businesses
                           the year    the eleven   the eleven    the one    for the year
                            ended     months ended months ended month ended     ended
                         December 31, November 30, November 30, December 31, December 31,
                             1998         1997         1997         1997         1997
                         ------------ ------------ ------------ ------------ ------------
Income statement data
 (millions of dollars):
Sales and other
 operating revenues.....    $4,363       $2,715       $1,786        $365        $4,866
Cost of sales...........     3,773        2,153        1,341         287         3,781
Selling, general and
 administrative
 expenses...............       294          166          136          21           323
Restructuring and other
 unusual charges........        14           --           --          42            42
                            ------       ------       ------        ----        ------
 Operating income.......       282          396          309          15           720
Interest expense, net...       139           50           66           8           124
                            ------       ------       ------        ----        ------
 Income before income
  taxes.................       143          346          243           7           596
Provision for income
 taxes..................        --          127           96          --           223
                            ------       ------       ------        ----        ------
 Net income.............    $  143       $  219       $  147        $  7        $  373
                            ======       ======       ======        ====        ======
Sales volumes
 (millions):
Selected petrochemical
 products:
 Ethylene, propylene and
  other olefins
  (pounds)..............    16,716        8,084          608         737         9,429
 Aromatics (gallons)....       271          176           --          17           193
Polymers products
 (pounds)...............     6,488        1,985        3,980         167         6,132

   The income statement data and sales volumes of the combined businesses in the table above do not necessarily reflect the results of operations of Equistar that would have resulted had the businesses been combined as of January 1, 1997 and are not necessarily indicative of future results of operations of Equistar.

Overview

   Income before income taxes was $143 million for the year ended December 31, 1998 compared to $596 million for 1997. The decline in income before income taxes from 1997 to 1998 was primarily due to lower prices and margins in both the petrochemicals and polymers segments, which reduced income before taxes by approximately $776 million. The decline in prices and margins began in fourth quarter 1997 and continued throughout 1998. The decline was partially offset by the lower cost of raw materials, which increased income before taxes by $207 million, and increased sales volumes primarily as a result of the addition of the Occidental contributed business in May 1998, which increased income before income taxes by $148 million. Occidental contributed assets and liabilities with a fair value of $2.1 billion to Equistar in exchange for a 29.5% interest in Equistar. The addition of the Occidental contributed business increased Equistar's income before taxes for 1998 by approximately $10 million.

   The following tables for the petrochemicals and polymers segments show selected income statement and operating data. Revenues include intersegment sales. Cost of sales include intersegment purchases. Total intersegment sales were $1,158 million for 1998 and $1,512 million for 1997. Total intersegment purchases were $1,158 million for 1998 and $1,512 million for 1997. Additionally, Equistar recorded sales to related parties of $545 million during 1998 and $559 million during 1997. All sales are reflected at market price, and there are no material differences in gross margins between sales to related parties and sales to third parties.

Petrochemicals Segment

                                        Lyondell    Millennium
                                      contributed  contributed                 Combined
                         Equistar for business for business for Equistar for  businesses
                           the year    the eleven   the eleven    the one    for the year
                            ended     months ended months ended month ended     ended
                         December 31, November 30, November 30, December 31, December 31,
                             1998         1997         1997         1997         1997
                         ------------ ------------ ------------ ------------ ------------
Income statement data
 (millions of dollars):
Sales revenues..........    $3,463       $2,369       $1,213        $284        $3,866
Cost of sales...........     3,130        1,965          950         236         3,151
Selling expenses........        14           26            4           1            31
                            ------       ------       ------        ----        ------
Operating income........    $  319       $  378       $  259        $ 47        $  684
                            ======       ======       ======        ====        ======
Sales volumes
 (millions):
Selected petrochemical
 products:
 Ethylene, propylene and
  other olefins
  (pounds)..............    16,716        8,084          608         737         9,429
 Aromatics (gallons)....       271          176           --          17           193

   The income statement data and sales volumes of the combined businesses in the table above do not necessarily reflect the results of operations of Equistar that would have resulted had the businesses been combined as of January 1997 and are not necessarily indicative of future results of operations of Equistar.

 Revenues

   Sales revenues for the petrochemicals segment decreased from $3,866 million for 1997 to $3,463 million for 1998. The decrease of $403 million was due to declines in industry sales prices. Sales prices are primarily driven by each of

  . the demand for products as a result of economic conditions in end-use markets such as the auto industry, housing construction and consumer durable and nondurable goods

  . the operating rate of the installed capacity to produce olefins products

  . the underlying cost of raw materials

   For olefins products, the decrease in sales prices was primarily attributable to increased industry capacity and downward pressure on sales prices as a result of the lower cost of raw materials. The decline in sales prices reduced sales revenue by $1,076 million. This decline was partially offset by an increase in sales revenue of $673 million due to increased sales volumes primarily as a result of the addition of the Occidental contributed business in May 1998.

 Cost of Sales

   Cost of sales decreased from $3,151 million in 1997 to $3,130 million in 1998. The decrease was primarily due to declines in the cost of raw materials, which were partially offset by slightly higher fixed costs and the addition of the Occidental contributed business in May 1998.

   Equistar's olefins raw materials tend to follow the cost trends of crude oil and natural gas. Crude oil prices began dropping in 1997 and continued to fall throughout 1998, which resulted in lower raw material costs for the petrochemicals segment. Natural gas prices also dropped in early 1998 and remained at that level throughout 1998.

 Selling Expenses

   Selling expenses decreased from $31 million in 1997 to $14 million in 1998. The decrease was primarily due to lower personnel costs as a result of the consolidation of operations.

 Operating Income

   Operating income decreased from $684 million in 1997 to $319 million in 1998, while gross margin as a percentage of sales decreased from 18% in 1997 to 10% in 1998. The decrease in operating income and gross margin as a percentage of sales primarily reflected lower product margins as a result of declines in sales prices and slightly higher fixed costs. The lower product margins decreased operating income by approximately $720 million. This was partially offset by an increase in operating income of $207 million due to lower feedstock costs and an increase of $148 million due to increased sales volumes primarily as a result of the addition of the Occidental contributed business in May 1998.

Polymers Segment

                                        Lyondell    Millennium
                                      contributed  contributed                 Combined
                         Equistar for business for business for Equistar for  businesses
                           the year    the eleven   the eleven    the one    for the year
                            ended     months ended months ended month ended     ended
                         December 31, November 30, November 30, December 31, December 31,
                             1998         1997         1997         1997         1997
                         ------------ ------------ ------------ ------------ ------------
Income statement data
 (millions of dollars):
Sales revenues..........    $2,058       $ 770        $1,557        $186        $2,513
Cost of sales...........     1,799         612         1,375         156         2,143
Selling expenses........        82          76            53           8           137
                            ------       -----        ------        ----        ------
Operating income .......    $  177       $  82        $  129        $ 22        $  233
                            ======       =====        ======        ====        ======
Sales volumes
 (millions):
Polymer products
 (pounds)...............     6,488       1,985         3,980         167         6,132

   The income statement data and sales volumes of the combined businesses in the table above do not necessarily reflect the results of operations of Equistar that would have resulted had the businesses been combined as of January 1997 and are not necessarily indicative of future results of operations of Equistar.

 Revenues

   Sales revenues for the polymers segment decreased from $2,513 million for 1997 to $2,058 million for 1998. The decrease of $455 million is a result of decreases in industry sales prices. Sales prices are primarily driven by the following three factors

  . the demand for products as a result of economic conditions in end-use markets, such as the auto industry, housing construction and consumer durable and nondurable goods

  . the operating rate of the installed capacity to produce polymer products

  . the underlying cost of raw materials

   For polymer products, the sales price decreases were a result of excess industry supply and lower raw material costs. The excess industry supply and related sales price decreases began in fourth quarter 1997 and continued throughout 1998. The sales price decreases reduced sales revenues by approximately $600 million. This was partially offset by an increase in sales volumes, which increased sales revenues by $145 million.

 Cost of Sales

   Cost of sales was $1,799 million for 1998 as compared to $2,143 million for 1997. The primary raw materials for the polymers segment are olefins, primarily ethylene and propylene. During 1998, the industry sales price of ethylene and propylene decreased steadily, which resulted in lower raw material costs for the polymers segment. This decrease was partially offset by an increase in sales volumes.

 Selling Expenses

   Selling expenses were $82 million for 1998 as compared to $137 million for 1997. The decrease of $55 million was primarily due to lower personnel costs as a result of the consolidation of operations.

 Operating Income

   Operating income decreased from $233 million in 1997 to $177 million in 1998. The decrease of $56 million is a result of lower product margins in 1998. Polymer sales prices decreased throughout 1998 but were partially offset by lower raw material costs, resulting in lower margins. The lower product margins caused gross margin as a percentage of sales to decrease from 15% in 1997 to 13% in 1998.

Restructuring and Other Unusual Charges

   Equistar incurred restructuring charges related to the initial merger and integration of the businesses contributed by Lyondell and Millennium Petrochemicals upon the formation of Equistar. Equistar initially recorded $42 million of these costs in December 1997. These charges included approximately $21 million of severance and other employee-related termination costs related to a workforce reduction, which were included in other accrued liabilities at December 31, 1997 and were substantially paid in 1998. The workforce reduction included approximately 430 employees, primarily in duplicate corporate overhead functions. All of the 430 employees were terminated in 1998. Additionally, these charges included employee relocation costs of $6 million and various other charges of $7 million, all of which were recorded and paid as incurred in 1997. In 1997, the partnership also recorded and paid as incurred transaction closing costs of $8 million. In 1998, Equistar recorded and paid, as incurred, an additional $12 million in restructuring charges related to the initial merger and integration of Equistar. These costs included costs associated with the consolidation of operations and facilities of $11 million and other miscellaneous charges of $1 million. The restructuring actions related to the initial merger and integration were substantially completed in 1998 and there were no significant changes to Equistar's original estimate of costs that were accrued as of December 31, 1997. There were no amounts accrued as of December 31, 1998 related to the initial merger and integration of Equistar. The restructuring charges were not allocated to the business segments.

   Equistar also incurred restructuring charges of $2 million related to the merger and integration of the Occidental contributed business into Equistar. These charges were recorded and paid as incurred during 1998. There were no amounts accrued as of December 31, 1998 related to the merger and integration of the Occidental contributed business. The restructuring charges were not allocated to the business segments. The restructuring actions related to the merger and integration of the Occidental contributed business into Equistar were substantially completed as of December 31, 1998.

Financial Condition--Equistar

 Operating Activities

   Cash provided by operating activities totaled $846 million for the year ended December 31, 1998. This was primarily attributable to income before depreciation and reimbursements from Equistar's owners for payment of their retained accounts payable balances. This amount also includes $130 million in proceeds from the sale of accounts receivable primarily related to the petrochemicals segment. See "--Liquidity and Capital Resources--Accounts Receivable."

 Investing Activities

   Equistar's capital expenditures were $200 million during the year ended December 31, 1998. The most significant capital expenditures in 1998 were

  . $56 million for the 480-million-pound HDPE resin expansion project at the
    Matagorda, Texas facility, which has a targeted start-up in third quarter
    1999

  . $22 million for the scheduled maintenance turnaround and expansion of the Victoria, Texas facility, which was completed during fourth quarter 1998 and increased the plant's annual HDPE capacity by approximately 125 million pounds

 Financing Activities

   Cash used in financing activities during the year ended December 31, 1998 consisted primarily of distributions to owners of $1.4 billion, offset by net borrowings of $467 million and the repayment of the $345 million note receivable from Lyondell. The distributions to owners consisted of $495 million in distributions to Millennium and Occidental in the aggregate, as part of the addition of the Occidental contributed businesses to Equistar, which were funded by additional borrowings of long-term debt; $345 million in distributions to Lyondell and Millennium in the aggregate, related to the repayment of the note receivable from Lyondell; and $327 million in distributions to Lyondell and Millennium in the aggregate, for payment of their retained accounts payable balances. The remaining amount was distributions of available net operating cash. The borrowings were primarily related to the acquisition of the Occidental contributed business.

 Liquidity and Capital Resources

   Cash Flows. Equistar's management believes business conditions will be such that cash balances, cash flow from operations and existing lines of credit will be adequate to meet near-term and long-term cash requirements for scheduled debt repayments and to fund ongoing operations. Equistar has a $1.25 billion revolving credit facility that extends until November 2002, under which $750 million had been borrowed at March 31, 1999. Aggregate maturities of long-term debt as of June 1, 1999 are

  . 1999 - $-0-

  . 2000 - $42 million

  . 2001 - $90 million

  . 2002 - $866 million

  . 2003 - $29 million

  . thereafter--$1,201 million

   In January 1999, Equistar announced that it was going to temporarily shut down its gas phase HDPE reactor at Port Arthur, Texas, on March 31, 1999. As a consequence of the shutdown, Equistar's HDPE production has been reduced by 300 million pounds per year and employment at the unit has been reduced from 200 to approximately 125. Customers for products at the temporarily shut down unit will be supplied with comparable products produced at Equistar's Matagorda, Victoria and LaPorte, Texas, facilities. This transaction is not expected to have a material impact on Equistar's financial condition, results of operations or liquidity.

   Capital Expenditures. Equistar's capital expenditures for the one month ended December 31, 1997 were $12 million. Capital expenditures for the year ended December 31, 1998 were $200 million. Pro forma capital expenditures in 1998, including the Occidental contributed business, were $222 million.

   Management plans to fund capital expenditures in 1999 from cash flow from operations. The capital program for 1999 plans for the spending of $195 million, of which $106 million relates to projects which were started before 1999.

   Substantial overhauls, or maintenance turnarounds, are periodically conducted on production units, typically once every five to seven years. These maintenance turnarounds are typical for the petroleum and chemical industry and necessary to maintain, extend and improve the operating capacity and efficiency rates of the production units. Although maintenance turnarounds on principal facilities are usually scheduled well in advance, the timing of maintenance turnarounds may be accelerated or delayed because of unscheduled maintenance requirements on facilities and as a result of margins and anticipated margins on products produced at Equistar's facilities. These business decisions to accelerate or delay do not affect Equistar safety and environmental standards which govern operation at the facilities at all times. For instance, when margins are high for Equistar's products, Equistar will be more likely to delay scheduled maintenance turnarounds to take advantage of higher margins. Similarly, when margins for Equistar's products are low, Equistar will be more likely to accelerate scheduled maintenance turnarounds in an attempt to have the applicable maintenance complete when we anticipate margins will be improving. Unscheduled downtime and outages are beyond Equistar's control. Increases and decreases in supply and demand, which affect Equistar's margins, are also beyond the control of Equistar, although timing of accelerating or delaying maintenance turnarounds as a result of the supply and demand factors can be controlled by Equistar.

   Debt. The principal amounts outstanding, current interest rates and maturity dates of the debt obligations of Equistar as of June 30, 1999 are as follows:

                           Principal
                            Amount
                          Outstanding
          Debt           (in millions)      Interest Rate            Maturity
          ----           ------------- ------------------------ ------------------
Bank Credit Facilities:
  $1.25 billion
   revolving credit
   facility(a)..........       750        LIBOR plus 0.5%(b)

Other Debt Obligations:
  9.125% notes due
   2002(c)..............       100              9.125%              March 2002
  Medium-term notes(c)..       163     Fixed rates ranging from Various dates from
                                           9.50% to 11.30%       February 2000 to
                                                                    March 2005
  8 1/2% notes due             300              8 1/2%            February 2004
   2004.................
  6.50% notes due
   2006(c)..............       150              6.50%             February 2006
  8 3/4% notes due             600              8 3/4%            February 2009
   2009.................
  7.55% debentures due
   2026(c)..............       150              7.55%             February 2026
  Other.................        (2)
                            ------
  Total.................    $2,211
                            ======

--------
(a) Equistar had net repayments of $400 million on this facility during the first six months of 1999. Equistar repaid approximately $385 million indebtedness outstanding under this facility in February 1999 with the proceeds of the offering of the outstanding notes.
(b) At June 30, 1999, the average interest rate under the $1.25 billion revolving credit facility was 5.8%.
(c) Lyondell remains liable on these debt obligations assumed by Equistar in connection with Equistar's formation to those debtholders, although Equistar and Lyondell have agreed that Equistar will indemnify Lyondell with respect to the assumed debt. As a result, as between Equistar and Lyondell, Lyondell is effectively secondarily liable.

   Covenants. Under the financial covenant provisions of the $1.25 billion revolving credit facility, Equistar has agreed to

  . maintain a debt to capitalization ratio of no more than 0.60 to 1.0

  . maintain an interest coverage ratio which varies from period to period, as specified in the credit facility, and which is 2.25 to 1.0 for the period ended June 30, 1999

   Equistar is in compliance with each of the covenants under the $1.25 billion revolving credit facility as of June 30, 1999. The terms of the $1.25 billion credit facility, including the covenants and events of default, are described in more detail under "Summary Description of Other Indebtedness of Equistar."

   The ability of Equistar to meet its debt service obligations and to comply with the covenants and financial requirements in the $1.25 billion revolving credit facility will largely depend on

  . the future performance of Equistar

  . the availability of additional financing to repay and refinance bank debt

Both of these circumstances will be influenced by prevailing economic and competitive conditions and by other factors beyond Equistar's control. The breach of any of the covenants or financial requirements in the $1.25 billion revolving credit facility could result in a default, which would permit the lenders to declare the loans immediately payable and to terminate future lending commitments.

   Accounts Receivable. In December 1998, Equistar entered into an accounts receivable sales facility providing for the ongoing sale of accounts receivable. The facility provided $130 million in proceeds in 1998. The accounts receivable sales facility expires in December 1999. Equistar used the proceeds of this facility to reduce outstanding debt under the $500 million credit facility. Fees associated with the sale of accounts receivable totaled $0.4 million in 1998 and are included as general and administrative expenses.

For the Eleven Months Ended November 30, 1997 Compared to the Year Ended December 31, 1996

   The following discussion and analysis compares the historical results of the Lyondell contributed business and the Millennium contributed business for the eleven months ended November 30, 1997 with the historical results of those businesses for the year ended December 31, 1996.

   Selected financial and operating information for the Lyondell contributed business and the Millennium contributed business for the eleven months ended November 30, 1997 and for the year ended December 31, 1996 is as follows:

                              Lyondell     Lyondell    Millennium   Millennium
                            contributed  contributed  contributed  contributed
                            business for business for business for business for
                             the eleven    the year    the eleven    the year
                            months ended    ended     months ended    ended
                            November 30, December 31, November 30, December 31,
                                1997         1996         1997         1996
                            ------------ ------------ ------------ ------------
Income statement data
 (millions of dollars):
Sales and other operating
 revenues..................    $2,715       $2,515       $1,786       $1,860
Cost of sales..............     2,153        2,135        1,341        1,503
Selling, general and
 administrative expenses...       166          157          136          109
                               ------       ------       ------       ------
  Operating income.........       396          223          309          248
Interest expense, net......        50           65           66           80
                               ------       ------       ------       ------
  Income before income
   taxes...................       346          158          243          168
Provision for income
 taxes.....................       127           56           96           76
                               ------       ------       ------       ------
  Net income...............    $  219       $  102       $  147       $   92
                               ======       ======       ======       ======
Sales volumes (millions)
Selected petrochemical
 products:
  Ethylene, propylene and
   other olefins
   (pounds)................     8,084        7,973          608          950
  Aromatics (gallons)......       176          188           --           --
Polymers products
 (pounds)..................     1,985        2,136        3,980        3,884

Lyondell Contributed Business

 Revenues

   Sales and other operating revenues were $2.7 billion for the eleven months ended November 30, 1997, compared to $2.5 billion in 1996. On an annualized basis, sales and operating revenues increased 18%. This increase was due primarily to increases in industry sales prices for ethylene and co-products. Sales prices in the 1997 period showed significant increases over 1996 as strong demand from the polymers markets resulted in a tighter balance of supply and demand for olefins. Further, cost increases for olefins raw materials over the course of 1996 were reflected in olefins product prices in the 1997 period. In addition, olefins sales volumes increased due to strong demand in the downstream markets as well as to planned and unscheduled industry maintenance turnarounds. On an annualized basis, polymers revenues increased 7% due to higher industry sales prices for polyethylene. These were partially offset by decreased industry sales prices for polypropylene.

 Cost of Sales

   Cost of sales was $2.1 billion both in the 1997 period and in 1996. On an annualized basis, cost of sales increased 10% or $214 million due primarily to higher production levels to meet the demand for olefins, which increased cost of sales by $518 million, and to increased polymers raw material costs caused by tight supply and demand in the olefins markets, which increased cost of sales by $59 million. These increases were slightly offset by lower raw material costs for olefins, generally due to lower crude oil prices, which decreased cost of sales by $363 million.

 Selling, General and Administrative Expenses

   Selling, general and administrative expenses increased from $157 million in 1996 to $166 million in the 1997 period. This increase of 15% or $24 million on an annualized basis was primarily due to

  . $15 million for higher employee compensation due to headcount increases

  . $3 million for increased computer support costs related to software implementation

In addition, employee incentive compensation increased approximately $6 million in 1997.

 Operating Income

   Operating income increased from $223 million in 1996 to $396 million in the 1997 period. On an annualized basis, the increase of 94% was due to higher sales margins and sales volumes for olefins. Sales margins improved due to higher olefins sales prices, resulting from strong demand in the downstream markets for polyethylene and polypropylene, which also resulted in increased sales volumes. Sales margins also benefited from lower petrochemical raw material costs. The higher sales margins increased operating income by approximately $261 million. These increases were slightly offset by lower sales prices for polypropylene due to additional industry capacity in 1997, which decreased operating income by approximately $15 million. There were also higher polymers raw material costs in 1997 due to tighter supply and demand in the olefins markets, which decreased operating income by approximately $59 million. The higher product margins caused gross margin as a percentage of sales to increase from 15% in 1996 to 21% in 1997.

 Interest Expense, Net

   Interest expense, net, decreased 15% on an annualized basis from 1996 to the 1997 period, primarily due to lower interest rates in 1997.

 Income Taxes

   The effective income tax rate during the 1997 period was 37.3% compared to 35.7% for 1996. The effective income tax rate increased in the 1997 period due to the nondeductibility of executive compensation. State income tax was the primary difference between the effective tax rate and the 35% federal statutory rate during both years.

Millennium Contributed Business

 Revenues

   Sales and other operating revenues were $1,860 million in 1996 compared to $1,786 million in the 1997 period. On an annualized basis, sales increased 5%. This increase was attributable to strong demand, both domestically and in the export markets, coupled with tight supply, resulting in prices rising through the third quarter. Prices began to slowly weaken in fourth quarter 1997 as expectations of new industry capacity coming on-stream and normal seasonal slowdowns reduced demand and put pressure on prices.

 Cost of Sales

   Cost of sales was $1,503 million in 1996 compared to $1,341 million in the 1997 period. On an annualized basis, cost of sales decreased 3%. This decrease was due to lower raw material costs, which declined from peak 1996 levels, offset by higher production levels resulting from strong demand in 1997. Raw material costs were on average 31% lower than the historical highs in 1996 as warmer-than-normal winter weather reduced demand for natural gas and natural gas liquids. These costs continued their decline in late 1997 as winter temperatures remained above normal and crude oil inventories began building due to decreased demand from Asian markets.

 Operating Income

   Operating income increased from $248 million in 1996 to $309 million in the 1997 period. On an annualized basis, the increase of 36% was primarily due to an increase in average selling prices during the 1997 period coupled with lower raw material costs. The resulting increase in product margins caused gross margin as a percentage of sales to increase from 19% in 1996 to 25% in 1997.

 Interest Expense, Net

   Interest expense decreased from $80 million in 1996 to $66 million in the 1997 period. This annualized decrease of 10% was a result of a decrease in outstanding debt.

 Income Taxes

   The effective income tax rate during the 1997 period was 39.5% compared to 45.2% for 1996. Differences between the effective income tax rates arise from the different levels of income along with the effect of goodwill amortization and state income tax, which are not deductible for federal tax purposes.

Environmental, Health and Safety Matters

   Equistar is subject to stringent environmental, health and safety laws and regulations addressing air emissions, water discharges, generation, handling and disposal of waste and other aspects of Equistar's operations. Equistar devotes considerable efforts to comply with these laws and regulations, and in so doing, it may incur significant capital expenditures and operating expenses. Equistar spent $5 million in 1998 on environmental matters. Equistar anticipates expenditures for environmental matters of $5 million in 1999 and $5 million in 2000.

   It is difficult to predict the future development of these laws and regulations or their impact on Equistar's operations and products. In particular, the future effect of the Clean Air Act may be significant. However, future effects of the Clean Air Act are dependent upon the development of future regulations and interpretations as well as other factors, such as the development of environmental control technologies. Equistar's MTBE sales may also be materially adversely affected by pending or future changes in laws or regulations. The presence of MTBE in some water supplies in California, the largest market for MTBE, and other states, due to gasoline leaking from underground storage tanks, and in surface water from recreational watercraft has led to public concern that MTBE may contaminate drinking water supplies and thereby result in a possible health risk. There have been claims that MTBE

  . travels more rapidly through soil

  . is more soluble in water than most other gasoline components

  . is more difficult and more costly to remediate

Heightened public awareness about MTBE has resulted in federal and state governmental initiatives that have sought either to rescind the oxygenate requirement for reformulated gasoline or to restrict the use of MTBE. These initiatives or other governmental actions could result in a significant reduction in Equistar's MTBE sales.

   Equistar is also subject to liabilities and costs under Superfund and other laws relating to investigation, cleanup or closure of former waste disposal units or other areas of contamination. Investigation, cleanup and closure responsibilities include both Equistar's facilities and third-party waste facilities. Some Equistar facilities are currently undergoing assessment and remedial actions under the Resource Conservation and Recovery Act. It is difficult to predict how these liabilities and costs might be affected by future changes, including more stringent cleanup standards and the discovery of additional areas of contamination.

   Under indemnification arrangements in the asset contribution agreements with Lyondell, Millennium Petrochemicals Inc., a subsidiary of Millennium, and the contributing subsidiaries of Occidental, each of Lyondell, Millennium Petrochemicals and the Occidental subsidiaries agreed to assume, and to indemnify and defend Equistar against, some types of third-party claims and liabilities which Equistar may incur relating to the pre-closing operation of the contributed businesses. This obligation includes liabilities exceeding $7 million per contributed business asserted within the first seven years after the date of the respective asset contributions.

   In its financial statements, Equistar reserves for contingencies that are probable and reasonably estimable, including those based upon unasserted claims. Based on current matters described above, Equistar has not established any reserves for potential environmental issues and does not anticipate any material adverse effect upon its earnings, operations or competitive position resulting therefrom. However, the amount or timing of future environmental liabilities and costs cannot be predicted with certainty, and liabilities and costs could be material in future quarterly or annual results of Equistar's operations for that period.

Year 2000

   Equistar uses many information technology or "IT" systems as well as non-IT systems, such as manufacturing support and other systems, that could be impacted by the "Year 2000 problem." The Year 2000 problem arises from computer programs that have been written using two digits rather than four to designate the year. Date-sensitive computer software may recognize a date using "00" as the year 1900 rather than the year 2000, resulting in system failures or miscalculations, potentially causing operational disruptions.

   Equistar has a Year 2000 Steering Committee, along with Lyondell and LYONDELL-CITGO Refining, and has appointed representatives to Lyondell's Year 2000 Executive Sponsor Team. The Executive Sponsor Team provides oversight to each member's steering committee. Equistar's steering committee is in the process of completing an assessment of the state of readiness of the IT and non-IT systems. The steering committee's assessments cover both

  . manufacturing systems, including laboratory information systems and field instrumentation

  . significant third-party vendor and supplier systems, including employee compensation and benefit plan maintenance related systems

The steering committee is also beginning to assess the readiness of significant customers and suppliers, primarily through formal written representations as to Year 2000 readiness. Suppliers of natural gas liquids and petroleum liquids, the raw materials used in the production of olefins, as well as utility and transportation providers, are critical to our business.

   In May 1997, before the formation of Equistar, Lyondell commenced the first major use of new software for business information systems it contributed to Equistar. The new systems, based on enterprise software from SAP America, Inc., replaced older business systems and allowed employees at different locations to share financial and operating information more effectively. Equistar is in the process of replacing the business information systems for the operations contributed by Millennium Petrochemicals and Occidental with the same systems. In November 1998, Equistar completed a system-wide implementation of SAP America business information systems for its polymers business and a portion of its petrochemicals business. Full business information systems conversion was completed in the first half of 1999. The new systems and software are Year 2000-compatible, thus addressing the majority of Equistar's Year 2000 business system requirements.

   Equistar's Year 2000 assessment process consists of an

  . inventory of Year 2000-sensitive equipment

  . assessment of the impact of possible failures

  . determination of the required remediation actions and testing

  . implementation of the solutions

   The inventory, assessment and remediation phases should be completed in 1999. The majority of the testing and final implementation is scheduled to take place in 1999. The progress of these phases as of June 30, 1999 is summarized as follows:




     [Bar chart appears here disclosing the percentage completion of each of inventory (99%), assessment (99%), remediation (99%), testing (95%)
                           and implementation (87%)]

   The inventory, assessment and remediation phases are expected to be completed in third quarter 1999. The testing and implementation phases are also expected to be completed in third quarter 1999. There are currently 200 employees working on the Year 2000 problem on a part time basis. Their time is equivalent to 60 full-time employees working on the Year 2000 problem.

   As of June 30, 1999, Year 2000 spending and estimated spending by Equistar is summarized as follows:

      (Millions of dollars)
      Spending through June 30, 1999....................................... $ 5
      Estimated additional spending........................................   8
                                                                            ---
        Total estimated spending(a)........................................ $13
                                                                            ===
      Replacement of IT systems............................................ $ 2
      Replacement of non-IT systems........................................  --
                                                                            ---
      All other costs......................................................  11
                                                                            ---
        Total estimated spending(a)........................................ $13
                                                                            ===

--------
(a) Does not include amounts incurred in connection with implementation of the SAP America-related software, which addresses Year 2000 readiness in Equistar's business information systems, and internal costs.

   As of June 30, 1999, spending to date by phase is as follows:

     .Inventory--$770,000

     .Assessment--$985,000

     .Remediation--$1,670,000

     .Testing and Implementation--$1,475,000

   As of June 30, 1999, estimated additional spending is as follows:

     .Inventory--$45,000

     .Assessment--$110,000

     .Remediation--$6,450,000

     .Testing and Implementation--$1,580,000

   The total estimated spending of $13 million represents the midpoint of the estimated range between $11 million and $15 million. These spending estimates will be refined as phases of the process are completed. Spending is funded by cash generated from operations.

   Management believes that all significant systems controlled by Equistar will be Year 2000 ready in the last half of 1999. Equistar's operations are dependent on a continuous supply of key services from raw material suppliers and utility and transportation providers. While the steering committee is assessing the readiness of third-party customers and suppliers, there can be no assurance that third parties with whom we have a significant business relationship will successfully test, reprogram and replace all of their IT and non-IT systems on a timely basis. A failure of key raw materials suppliers to address Year 2000 issues could interfere with their ability to make and cause delivery of products. This, in turn, could cause disruptions in the chemical industry, including Equistar's operations, resulting in the idling of capacity. These potential disruptions could make it necessary to seek alternative sources of supply, which may be more expensive or difficult to obtain. Approximately 97% of Equistar's raw materials suppliers have indicated that they will be Year 2000 compliant by third quarter 1999. Equistar is developing contingency plans with the assistance of an outside consultant. The final plans, when implemented, are intended to avoid material interruption of core business operations through the year 2000 and beyond, while ensuring safe operations and optimal financial performance. The contingency planning will involve an analysis of critical business processes and an identification of the most likely threats to these processes. Solutions and alternatives will be developed for these internal or external threats. Equistar completed its analysis and plan development in mid-year 1999, and implementation is to be completed in the last half of the year.

   There is inherent uncertainty in the Year 2000 problem due to the possibility of unanticipated failures by third-party customers and suppliers. Accordingly, Equistar is unable, at this time, to assess the extent and resulting materiality of the impact of possible Year 2000 failures on its operations, liquidity or financial position. In a worst case scenario, controlled plant shutdowns using Equistar's standard shutdown procedures might be necessitated by failure of utility providers or suppliers or by internal conditions affecting plant operability. Such events could have a material adverse effect on Equistar's operations, liquidity or financial position. In the event of a plant shutdown, Equistar would evaluate the need to reroute or reschedule the production at another Equistar facility or to find alternative suppliers for its customers. The Year 2000 assessment process is expected to provide information that will significantly reduce the level of uncertainty regarding the Year 2000 impact. Management believes that the completion of the assessment and remediation plan as scheduled will help minimize the possibility of any significant disruptions of Equistar's operations.

Accounting Standards

   In 1998, Equistar adopted Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards for the reporting and display of comprehensive income and its components. SFAS No. 130 requires all items that are required to be recognized under accounting standards as components of comprehensive income to be reported in a financial statement that is displayed with the same prominence as other financial statements. The effect of adoption of SFAS No. 130 in 1998 did not have a material impact on the financial statements of Equistar.

   In 1998, Equistar adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 supercedes SFAS No. 14, "Financial Reporting for Segments of a Business Enterprise," replacing the "industry segment" approach with the "management" approach. The management approach designates the internal organization that is used by management for making operating decisions and assessing performance as the source of Equistar's reportable segments. SFAS No. 131 also requires disclosures about products and services, geographic areas and major customers. The adoption of SFAS No. 131 did not have a material impact on the financial statements of Equistar.

   In 1998, Equistar adopted SFAS No. 132, "Employers' Disclosures about Pensions and Other Retirement Benefits." The provisions of SFAS No. 132 revise employers' disclosures about pension and other postretirement benefit plans. SFAS No. 132 does not change the measurement or recognition of these plans. SFAS No. 132 standardizes the disclosure requirements for these plans, to the extent practicable. The adoption of SFAS No. 132 did not have a material impact on the financial statements of Equistar.

   In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The statement is effective for Equistar's fiscal year 2001; however, early adoption is permitted. SFAS No. 133 requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in fair value of derivatives are recorded each period in current earnings or in other comprehensive income, depending upon whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. The gains and losses on the derivative instrument that are reported in other comprehensive income will be reclassified as earnings in the periods in which earnings are impacted by the hedged item. The ineffective portion of all hedges will be recognized in current period earnings. Equistar does not intend to adopt this pronouncement before 2001. The adoption of this pronouncement is not expected to have a material impact on the financial statements of Equistar.

                           Disclosure of Market Risk

Commodity Price Risk

   A substantial portion of Equistar's products and raw materials are commodities whose prices fluctuate as market supply and demand fundamentals change. Accordingly, product margins and the level of Equistar's profitability tend to fluctuate with changes in the business cycle. Equistar tries to protect against such instability through various business strategies. These strategies include increasing the olefins plants' ability to change between different types of raw materials, entering into multi-year processing and sales agreements and moving downstream into derivatives products whose pricing is more stable. Equistar has not used derivative instruments for commodity hedging purposes.

Interest Rate Risk

   The interest rate on Equistar's $1.25 billion revolving credit facility is a floating rate. The use of floating rate debt instruments provides benefit during times of downward interest rate movements but represents exposure to risk from future interest rate increases. Based on the June 30, 1999 floating interest rate of 5.8% and the amount outstanding under the $1.25 billion revolving credit facility at June 30, 1999 of $750 million, a 10% change in interest rate would result in an increase or decrease of interest expense of approximately $75 million on an annual basis. This exposure may be limited by our ability to select a different interest rate mechanism under the $1.25 billion revolving credit facility.

                       Description of Equistar's Business

   Equistar is one of the largest chemical producers in the world with total 1998 pro forma revenues of $5 billion and $7 billion of assets at the end of 1998. It is the world's second largest, and North America's largest, producer of ethylene, the world's most widely used petrochemical. Equistar is also the largest producer of polyethylene and propylene in North America.

   Olefins, the generic name for ethylene and propylene, and their co-products are basic building blocks used to create a wide variety of products. Ethylene is used to produce polyethylene, ethylene oxide and its primary derivative, ethylene glycol, ethylene dichloride and ethylbenzene. Polyethylene is used to produce packaging film, trash bags and lightweight high-strength plastic bottles for milk, juices, shampoos and detergents. Propylene is used to produce polypropylene, which is used in products such as plastic caps and other closures, rigid packaging and carpet facing and backing. Substantially all of Equistar's revenues are derived from sales in North America.

   Equistar was formed to maximize the long-term cash flow and economic value creation potential of its contributed businesses. Management believes that Equistar's operations to date have provided and will continue to provide opportunities for significant cost savings and expanded business opportunities, leading to improved earnings and cash flow. The strengths inherent in the combined businesses, including the multiple locations and the ability to alternate between different types of raw materials provide Equistar with competitive advantages that exceed those which were available to Lyondell, Millennium and Occidental, individually.

Equistar's Business Strategies

   Equistar's business strategies include

  . Achieving savings or "synergy" targets in earnings and cash flow by operating the Lyondell, Millennium and Occidental contributed businesses as a single entity and continuing to reduce costs by focusing on

    --aligning and improving the efficiency of processing units for improved on-stream processing time and increased capacity

    --maximizing the value of the ability to alternate between different types of raw materials and olefins co-products produced in the olefins operations

    --lowering distribution costs through high-volume purchases and sales

    --reducing raw materials and other purchasing costs

  . Realizing maximum value from the strategic flexibility and optimization potential inherent in Equistar's large number of plant sites, in the ability to alternate between different types of raw materials and in a broad selection of polymer products

  . Focusing on capital projects designed to increase reliability and undertaking cost efficient expansions of value-added product lines by

    --realizing the benefits of its recently completed 125-million-pound
     HDPE expansion at its Victoria facility by continuing to develop its established sales base in high value products

    --completing a 480-million-pound HDPE resin expansion project at its Matagorda facility for late 1999 start-up to support high molecular-weight HDPE film growth

  . Pursuing a market strategy of expanding value-added businesses using minimal capital by increasing production and sales volumes in key markets, such as high and medium molecular-weight HDPE film resins, specialized HDPE injection molding resins and wire and cable resins

  . Leveraging technology by

    --pursuing research on alternative olefins raw material technology as a method to lower costs and gain competitive advantages

    --integrating Lyondell proprietary catalyst technology with Millennium process technologies, enabling Equistar to produce higher-margin, value-added polymer products

   The following chart illustrates the ability of our olefins processing units, or crackers, to use different types of raw materials for ethylene production and the breakdown of ethylene consumption.




[Flowchart showing the production path of feedstocks at Equistar's olefins plants or "crackers," the plants' products and the downstream customers and end-uses of the products appears here. Equistar's NGL crackers refine ethane, propane and butane to produce ethylene. Equistar's Petroleum Liquid Crackers refine condensate, naphtha, kerosene and diesel to produce ethylene. Equistar's ethylene production is used as a feedstock by Equistar's ethylene oxide and derivatives plants and its polymers operations, and by plants operated by Lyondell, Millennium and Occidental. A portion of Equistar's ethylene production is sold to unrelated third parties. Equistar uses ethylene for the production of ethylene oxide and derivatives, the enduses of which include detergents, industrial cleaners, polyester fiber, antifreeze and brake fluid. Equistar's polymers operations use the ethylene to produce polyethylene (LDPE, LLDPE and HDPE), which is used in grocery and trash bags, food packaging films, plastics caps and closures, milk and water bottles, drink cups and toys. Occidental uses ethylene to produce ethylene dichloride, which is used in the manufacture of PVC drain pipe, vinyl flooring and siding. Millennium uses ethylene in its vinyl acetate operations; vinyl acetate is used in household adhesives, paint and ice bags. Lyondell uses ethylene for the production of styrene, enduses of which include polystyrene cups, packages and cutlery.

Equistar's petroleum liquid crackers also produce butadiene, aromatics, gasoline, fuel oil and propylene. A portion of the propylene produced by Equistar is used by Equistar's polymers operations and by Lyondell; the balance is sold to unrelated third parties. Equistar's polymers operations use the propylene to produce polypropylene which in turn is used in carpet fibers, housewares and auto bumpers. Lyondell uses the propylene to produce propylene oxide, which is used in polyurethane foam for furniture and insulation.]

   For additional segment information, see Note 18 of Notes to the Audited Financial Statements of Equistar Chemicals, LP.

Petrochemicals Segment

   Petrochemicals are fundamental to many segments of the economy, including the production of consumer products, housing components, automotive products and other durable and nondurable goods. We produce petrochemicals, including olefins, aromatics and oxygenated chemicals, at twelve facilities located in six states. Olefins include ethylene, propylene and butadiene. Aromatics include benzene and toluene. Oxygenated chemicals include ethylene oxide, ethylene glycol, ethanol and MTBE. Our petrochemical products are used to manufacture polymers and intermediate chemicals, which are used in a variety of consumer and industrial products. Ethylene is the most significant petrochemical in terms of worldwide production volume. Ethylene is also the key building block for polyethylene and a large number of other chemicals, plastics and synthetics.

With the strong growth of end-use products derived from ethylene during the past several decades, especially as plastics have developed into low-cost, high-performance substitutes for a wide range of materials such as metals, paper and glass, U.S. ethylene consumption has grown by an average annual rate of approximately 4%.

   The Chocolate Bayou, Corpus Christi and two Channelview, Texas olefins plants use petroleum liquids as raw materials, including naphtha, condensates and gas oils (collectively "petroleum liquids"), to produce ethylene. The cost of ethylene production from petroleum liquids has historically been less than the cost of producing ethylene from natural gas liquids, including ethane, propane and butane (collectively "NGLs"). The use of petroleum liquids results in the production of a significant amount of co-products, such as propylene, butadiene, benzene and toluene, and of specialty products such as dicyclopentadiene, isoprene, resin oil, piperylenes, hydrogen and alkylate. Based upon an independent third-party survey, we believe our Channelview facility is the lowest production cost ethylene facility in North America. Our Morris, Illinois; Clinton, Iowa; Lake Charles, Louisiana; and LaPorte, Texas plants are designed to use NGLs, which primarily produce ethylene with some co-products such as propylene. In addition, we are currently modifying the LaPorte plant to run some forms of petroleum liquids, such as condensate. A comprehensive pipeline system connects our plants along the Gulf Coast with major olefins customers. Raw materials are sourced both internationally and domestically and are shipped via vessel and pipeline.

   We produce ethylene oxide and its primary derivative, ethylene glycol, at facilities located in Pasadena, Texas and through PD Glycol, a 50% joint venture with DuPont de Nemours and Company, in Beaumont, Texas. The Pasadena facility also produces other derivatives of ethylene oxide, principally ethers and ethanolamine. Ethylene glycol is used in antifreeze and in polyester fibers, resins and films. The other ethylene oxide derivatives are used in many consumer and industrial end uses, such as detergents and surfactants, brake fluids and polyurethane foams for seating and bedding.

   We produce synthetic ethyl alcohol at the Tuscola, Illinois plant by a process that combines water and ethylene, referred to as direct hydration. Equistar also owns and operates facilities in Newark, New Jersey and Anaheim, California for denaturing ethyl alcohol. In addition, it produces small volumes of diethyl ether, a byproduct of its ethyl alcohol production, at Tuscola. These ethyl alcohol products are ingredients in various consumer and industrial products, as described more fully in the table below.

   The following table outlines our petrochemical products, our annual processing capacity and the primary uses for these products. Unless otherwise specified, in the table below, processing capacity was calculated by estimating the number of days in a typical year that a production unit of a plant is expected to operate, after allowing for downtime for regular maintenance, and multiplying that number by an amount equal to the unit's optimal daily output based on the current design raw material mix. Because processing capacity of a production unit is an estimated amount, actual production volumes may be more or less than the processing capacity listed.


              ANNUAL PROCESSING
  PRODUCT          CAPACITY                      PRIMARY USES
---------------------------------------------------------------------------
  OLEFINS
---------------------------------------------------------------------------
  Ethylene  11.5 billion pounds    Ethylene is used as a raw material to
                                   manufacture polyethylene, ethylene
                                   oxide, ethylene dichloride and ethyl
                                   benzene. Polyethylene is used for films
                                   for food packaging and trash bags and
                                   for blow-molded plastic bottles for
                                   milk, juices, shampoos and detergents.
                                   Ethylene oxide is used to produce
                                   ethylene glycol, which in turn is used
                                   to produce antifreeze and polyester.
                                   Ethylene dichloride is used to produce
                                   polyvinyl chloride for pipe and other
                                   vinyl products. Ethyl benzene is used to
                                   produce styrene, which in turn is used
                                   to produce polystyrene for food
                                   packaging and drinking cups.

                         ANNUAL PROCESSING
        PRODUCT               CAPACITY                      PRIMARY USES
--------------------------------------------------------------------------------------
  Propylene            5.0 billion pounds(a)  Propylene is used to produce
                                              polypropylene, acrylonitrile and
                                              propylene oxide. Polypropylene is used
                                              in products such as plastic caps,
                                              closures, rigid packaging and carpet
                                              facing and backing. Acrylonitrile is
                                              used in clothing (acrylic fibers)
                                              and high-impact plastics (computers,
                                              auto parts). Propylene oxide is used in
                                              polyurethane foams for furniture and
                                              insulation.
--------------------------------------------------------------------------------------
  Butadiene            1.2 billion pounds     Butadiene is used to manufacture
                                              styrene, butadiene, rubber and
                                              polybutadiene rubber, which are used in
                                              the manufacture of tires, hoses, gaskets
                                              and other rubber products. Butadiene is
                                              also used in the production of paints,
                                              adhesives, nylon clothing, carpets and
                                              engineered plastics.
--------------------------------------------------------------------------------------
  OXYGENATED PRODUCTS
--------------------------------------------------------------------------------------
  Ethylene Oxide and   1.1 billion pounds     Ethylene oxide is used to produce
   Equivalents         ethylene oxide         surfactants, industrial cleaners,
                       equivalents; 400       cosmetics, emulsifiers, paint, heat
                       million pounds as      transfer fluids and ethylene glycol
                       pure ethylene oxide    (polyester fibers and film, polyethylene
                                              terephthalate ("PET") resin and
                                              antifreeze).
--------------------------------------------------------------------------------------
  Ethylene Glycol      1 billion pounds       Ethylene glycol is used to produce
                                              polyester fibers and film, PET resin,
                                              heat transfer fluids, paint and
                                              automobile antifreeze.
--------------------------------------------------------------------------------------
  Ethylene Oxide       225 million pounds     Ethylene oxide derivatives are used to
   Derivatives                                produce paint and coatings, polishes,
                                              solvents and chemical intermediates.
--------------------------------------------------------------------------------------
  MTBE                 284 million            MTBE is an octane enhancer and clean
                       gallons(b)             fuel additive in reformulated gasoline.
--------------------------------------------------------------------------------------
  AROMATICS
--------------------------------------------------------------------------------------
  Benzene              301 million gallons    Benzene is used to produce styrene,
                                              phenol and cyclohexane. These products
                                              are used in the production of nylon,
                                              plastics, rubber and polystyrene.
                                              Polystyrene is used in insulation,
                                              packaging and drink cups.
--------------------------------------------------------------------------------------
  Toluene              66 million gallons     Toluene is used as an octane enhancer in
                                              gasoline, as a chemical raw material for
                                              benzene production and as a core
                                              ingredient in toluene diisocyanate, a
                                              compound in urethane production.
--------------------------------------------------------------------------------------
  SPECIALTY PRODUCTS
--------------------------------------------------------------------------------------
  Dicyclopentadiene    80 million pounds      DCPD is a component of inks, adhesives
   ("DCPD")                                   and polyester resins for molded parts
                                              such as tub and shower stalls and boat
                                              hulls.
--------------------------------------------------------------------------------------
  Isoprene             105 million pounds     Isoprene is a component of premium
                                              tires, adhesive sealants and other
                                              rubber products.

                   ANNUAL PROCESSING
     PRODUCT            CAPACITY                      PRIMARY USES
--------------------------------------------------------------------------------
  Resin Oil      120 million pounds     Resin oil is used in the production of
                                        hot-melt adhesives, inks, sealants,
                                        paints and varnishes.
--------------------------------------------------------------------------------
  Piperylenes    100 million pounds     Piperylenes are used in the production
                                        of adhesives, inks and sealants.
--------------------------------------------------------------------------------
  Hydrogen       44 billion cubic feet  Hydrogen is used by refineries to remove sulfur from process gas in heavy crude
                                        oil.
--------------------------------------------------------------------------------
  Alkylate       337 million            Alkylate is a premium blending component
                 gallons(c)             used by refiners to meet Clean Air Act
                                        standards for reformulated gasoline.
--------------------------------------------------------------------------------
  Ethyl Alcohol  50 million gallons     Ethyl alcohol is used in the production
                                        of solvents as well as household,
                                        medicinal and personal care products.
--------------------------------------------------------------------------------
  Diethyl Ether  5 million gallons      Diethyl ether is used in laboratory
                                        reagents, gasoline and diesel engine
                                        starting fluid, liniments, analgesics
                                        and smokeless gun powder.

--------
(a) Does not include refinery-grade material or production from the product flexibility unit at Equistar's Channelview facility, which can convert ethylene and other light petrochemicals into propylene. This facility has a current rated capacity of one billion pounds per year of propylene.
(b) Includes up to 44 million gallons/year of capacity, which is operated for the benefit of LYONDELL-CITGO Refining.
(c) Includes up to 172 million gallons/year of capacity, which is operated for the benefit of LYONDELL-CITGO Refining.

 Raw Materials and Ethylene Purchases for Our Petrochemicals Segment

   The raw material cost for olefins production is generally the largest component of total cost for the petrochemicals business. Olefins plants with the flexibility to consume a wide range of raw materials are better able to maintain higher levels of profitability during periods of changing energy and petrochemicals prices than olefins plants that are restricted in their raw material processing capability. The primary feedstocks used in the production of olefins are petroleum liquids, also referred to as "heavy raw materials," and NGLs, also referred to as "light raw materials." As of January 1, 1999, approximately 44% of domestic ethylene industry capacity was limited to NGL raw materials. As of January 1, 1999, approximately 56% of domestic capacity processed to some extent both NGLs and petroleum liquids or only petroleum liquids.

   Petroleum liquids have had a historical variable margin advantage over NGLs such as ethane and propane. For example, using petroleum liquids typically generates between one and four cents additional margin per pound of ethylene produced compared to using ethane. We have the capability to realize this margin advantage at the Channelview, Corpus Christi and Chocolate Bayou facilities. This variable margin advantage is expected to continue due to the significantly higher capital cost for plants with the capability to process both heavy raw materials, or petroleum liquids, and their resulting co-products in contrast to processing light raw materials, or NGLs.

   The following chart illustrates, for the fourth quarter of 1998, our percentage usage of heavy raw materials and light raw materials as compared with industry usage, based on industry sources.




[CHART APPEARS HERE]


   The Channelview facility is unusually flexible in that it can process 100% petroleum liquids or up to 80% NGLs. The Corpus Christi plant can process up to 70% Petroleum Liquids or up to 70% NGLs. The Chocolate Bayou facility processes 100% petroleum liquids. Equistar's four other olefins facilities currently process only NGLs. We are currently upgrading the LaPorte facility to integrate the operations of the LaPorte and Channelview facilities. The upgrade will permit the LaPorte facility to process 25% to 30% petroleum liquids and the Channelview facility to process the co-products resulting from the processing of petroleum liquids.

   The majority of our petroleum liquids requirements are purchased via contractual arrangements from a variety of third-party domestic and foreign sources. We also purchase a minimal amount of petroleum liquids from third-party domestic and foreign sources selling goods via the spot market at the market rate at time of purchase. We also purchase NGLs from a wide variety of domestic sources. We obtain a portion of our olefins raw material requirements from LYONDELL-CITGO Refining at market-related prices.

   In addition to producing our own ethylene, we assumed some agreements of an affiliate of Millennium for the purchase of ethylene from Gulf Coast producers at market prices. Ethylene purchase obligations under these contracts will decline to zero at the end of 2000.

 Marketing, Sales and Distribution of Our Petrochemicals Segment

   Ethylene produced by the LaPorte, Morris and Clinton facilities is generally consumed as raw material by the polymers operations at those sites. Ethylene and propylene produced at the Channelview, Corpus Christi, Chocolate Bayou and Lake Charles olefins plants are generally distributed by pipeline or via exchange agreements to our Gulf Coast polymer and ethylene oxide facilities as well as to other third parties. As of January 1, 1999, approximately 75% of the ethylene we produced was consumed internally or sold to our affiliates based on current market prices. See "Related Transactions."

   With respect to sales to third parties, we sell a majority of olefins products to customers with whom Lyondell and Occidental have had long-standing relationships. Sales to third parties generally are made under written agreements. These written agreements typically provide for

  . monthly negotiation of price

  . customer purchase of a specified minimum quantity

  . three- to six-year terms with automatic one- or two-year term extension provisions

Some contracts may be terminated early if deliveries have been suspended for several months.

   Ethylene oxide and ethylene glycol are sold under long-term contracts of three-to-five years' duration to third-party customers, with pricing negotiated on a quarterly basis to reflect market conditions.

   Glycol ethers are sold primarily into the solvent and distributor markets under one-year contracts at market prices, as are ethanolamines and brake fluids.

   Ethanol and ethers are sold to third-party customers under one-year contracts at market prices.

   We license MTBE technology under a license from an affiliate of Lyondell and sell a significant portion of MTBE produced at one of our two Channelview units to Lyondell at market-related prices. The production from the second unit is consumed by LYONDELL-CITGO Refining for gasoline blending. MTBE produced at Chocolate Bayou is sold to third parties at market-related prices.

   We sell most of our aromatics production under contracts that have initial terms ranging from two to three years and that typically contain automatic one-year term extension provisions. These contracts generally provide for monthly or quarterly price adjustments based upon current market prices. Aromatics produced by LYONDELL-CITGO Refining, with the exception of benzene, are marketed by Equistar for LYONDELL-CITGO Refining under contracts with similar terms to its own. Benzene produced by LYONDELL-CITGO Refining is sold directly to Equistar at market-related prices.

   Most of the ethylene and propylene production of the Channelview, Chocolate Bayou, Corpus Christi and Lake Charles facilities are shipped via a 1,430-mile pipeline system which has connections to numerous Gulf Coast ethylene and propylene consumers. This pipeline system, some of which we own and some of which we lease, extends from Corpus Christi to Mont Belvieu to Port Arthur, Texas as well as around the Lake Charles area. In addition, exchange agreements with other olefins producers allow access to customers who are not directly connected to our pipeline system. Some propylene is shipped by ocean-going vessel. Ethylene oxide and its derivatives are shipped by rail car. Butadiene, aromatics and other petrochemicals are distributed by pipeline, railcar, truck, barge or ocean-going vessel.

 Competition and Industry Conditions in the Petrochemicals Segment

   The basis for competition in our petrochemicals products is price, product quality, the ability to deliver product when and where the customer wants and customer service. We compete with other large domestic producers of petrochemicals, including

     . BP Amoco Chemical Company

     . Chevron Chemical Company

     . Dow Chemical Company

     . Exxon Chemical Company

     . Huntsman Chemical Company

     . Mobil Chemical Company

     . Phillips Petroleum Company

     . Shell Chemical Company

     . Union Carbide Corporation

   The combined processing capacity of our ethylene units at January 1, 1999 was approximately 11.5 billion pounds of ethylene per year or approximately 17% of total North American production capacity. Based on published rated production capacities, we believe we are the largest producer of ethylene in North America. North American ethylene processing capacity at January 1, 1999 was approximately 62 billion pounds per year. Of the total ethylene production capacity in the United States, approximately 95% is located along the Gulf Coast. Approximately 80% of U.S. production capacity is owned by nine manufacturers.

   The following chart illustrates our production capacity position for ethylene both in North America and worldwide as of January 1, 1998, based on industry sources.




[CHART APPEARS HERE]


   Petrochemicals profitability is affected by the level of demand for petrochemicals and derivatives along with vigorous price competition among producers which may intensify due to, among other things, the addition of new capacity. In general, weak economic conditions, either in the United States or in the world, and higher raw material costs tend to reduce demand and/or put pressure on margins. Capacity additions in excess of annual growth also put pressure on margins. In addition, in recent years, industry consolidation has occurred, a trend which we expect will continue. It is not possible to predict accurately the changes in raw material costs, market conditions and other factors which will affect petrochemical industry margins in the future.

   The petrochemicals industry has historically experienced significant volatility in capacity utilization and profitability. Producers of olefins primarily for merchant supply to unaffiliated customers typically experience greater variations in their sales volumes and profitability in comparison to more integrated competitors when industry supply and demand relationships are at extremes. This is due primarily to a higher proportion of captive demand for olefins derivatives production experienced by the more integrated competitors. We currently consume or sell approximately 75% of our ethylene production to downstream derivatives facilities owned by us or one of our partners, which has the effect of reducing volatility.

   Our other major commodity chemical products also experience cyclical market conditions similar to, although not necessarily coincident with, those of ethylene.

Polymers Segment

   Through twelve facilities located in four states, our polymers segment manufactures a wide variety of polyolefins, including polyethylene, polypropylene and various performance polymers.

   We currently manufacture polyethylene using a variety of technologies at six facilities in Texas and at our Morris and Clinton facilities. The Morris and Clinton facilities are the only polyethylene facilities located in the Midwest. These facilities enjoy a freight cost advantage over Gulf Coast producers in delivering products to customers in the Midwest and on the East Coast of the United States. Polyethylene is used in a wide variety of consumer products, packaging materials and industrial applications.

   Our Morris, Illinois and Pasadena, Texas facilities manufacture polypropylene using propylene produced as a co-product of our ethylene production and propylene purchased from third parties. Polypropylene is sold for various applications in the automotive, housewares and appliance industries. We also produce performance polymer products, which include enhanced grades of polyethylene and polypropylene, at several of our polymers facilities. We believe that, over a business cycle, average selling prices and profit margins for performance polymers tend to be higher than average selling prices and profit margins for higher volume commodity polyethylenes.

   We produce wire and cable resins and compounds at Morris, Illinois; La Porte, Texas; Tuscola, Illinois; and Fairport Harbor, Ohio. Wire and cable resins and compounds are used to insulate copper and fiber optic wiring in power, telecommunication and computer and automobile applications.

   The following table outlines our polymers and performance polymers products, our annual processing capacity, the primary uses for these products and our brand names. Unless otherwise specified, in the table below, processing capacity was calculated by estimating the number of days in a typical year that a production unit of a plant is expected to operate, after allowing for downtime for regular maintenance, and multiplying that number by an amount equal to the unit's optimal daily output based on the current design raw material mix. Because processing capacity of a production unit is an estimated amount, the actual production volumes may be more or less than the processing capacity listed.


                               ANNUAL
                             PROCESSING
          PRODUCT             CAPACITY                 PRIMARY USES                 BRAND NAMES
------------------------------------------------------------------------------------------------
  POLYETHYLENE AND
   POLYPROPYLENE
------------------------------------------------------------------------------------------------
  High-density              3.4 billion  HDPE is used to manufacture grocery,      ALATHON(R)
   polyethylene ("HDPE")    pounds(a)    merchandise and trash bags; food          Petrothene(R)
                                         containers for items from frozen
                                         desserts to margarine; plastic caps and
                                         closures; liners for boxes of cereal and
                                         crackers; plastic drink cups and toys;
                                         dairy crates; bread trays and pails for
                                         items from paint to fresh fruits and
                                         vegetables; safety equipment such as
                                         hard hats; house wrap for insulation;
                                         bottles for household/industrial
                                         chemicals and motor oil;
                                         milk/water/juice bottles; and large
                                         (rotomolded)
                                         tanks for storing liquids like
                                         agricultural and lawn care chemicals.
------------------------------------------------------------------------------------------------
  Low-density polyethylene  1.7 billion  LDPE is used to manufacture food          Petrothene(R)
   ("LDPE")                 pounds       packaging films; plastic bottles for      Acrythene(R)
                                         packaging food and personal care items;   (EMA)
                                         dry-cleaning bags; ice bags; pallet       Ultrathene(R)
                                         shrink-wrap; heavy-duty bags for mulch    (EVA)
                                         and potting soil; boil-in-bag bags;
                                         coatings on flexible packaging products;
                                         and coating on paper board such as milk
                                         cartons. Specialized forms of LDPE are
                                         Ethyl Methyl Acrylate ("EMA"), which
                                         provides adhesion in a variety of
                                         applications, and Ethylene Vinyl Acetate
                                         ("EVA"), which is used in foamed sheets,
                                         bag-in-box bags, vacuum cleaner hoses,
                                         medical tubing, clear sheet protectors
                                         and flexible binders.
------------------------------------------------------------------------------------------------
  Linear low-density        1.1 billion  LLDPE is used to manufacture garbage and  Petrothene(R)
   polyethylene ("LLDPE")   pounds       lawn/leaf bags; housewares; lids for
                                         coffee cans and margarine tubs; and
                                         large (rotomolded) toys like outdoor gym
                                         sets.
------------------------------------------------------------------------------------------------
  Polypropylene             680 million  Polypropylene is used to manufacture      KromaLon(R)
                            pounds       fibers for carpets, rugs and upholstery;  Petrofil(R)
                                         housewares; automotive battery cases;     Petrothene(R)
                                         automotive fascia, running boards and     KromaLux(R)
                                         bumpers; grid-type flooring for sports    KromaTex(R)
                                         facilities; fishing tackle boxes; and     Flexathene(R)
                                         bottle caps and closures.
------------------------------------------------------------------------------------------------
  PERFORMANCE POLYMERS
------------------------------------------------------------------------------------------------
  Wire and Cable Resins     (b)          Wire and cable resins and compounds are   Petrothene(R)
   and Compounds                         used to insulate copper and fiber optic
                                         wiring in power, telecommunication,
                                         computer and automobile applications.
------------------------------------------------------------------------------------------------
  Polymeric Powders         (b)          Polymeric powders are component products  Microthene(R)
                                         in structural and bulk molding
                                         compounds; and parting agents and
                                         filters for appliance, automotive and
                                         plastics processing industries.

                              ANNUAL
                            PROCESSING
          PRODUCT          CAPACITY(a)                PRIMARY USES                 BRAND NAMES
-----------------------------------------------------------------------------------------------
  Polymers for Adhesives,  (b)          Polymers are components in hot-metal-     Petrothene(R)
   Sealants and Coatings                adhesive formulations for case, carton    Ultrathene(R)
                                        and beverage package sealing; glue
                                        sticks; automotive sealants; carpet
                                        backing; and adhesive labels.
-----------------------------------------------------------------------------------------------
  Reactive Polyolefins     (b)          Reactive polyolefins are functionalized   Plexar(R)
                                        polymers used to bond nonpolar and polar
                                        substrates in barrier food packaging;
                                        wire and cable insulation and jacketing;
                                        automotive gas tanks; and metal coating
                                        applications.
-----------------------------------------------------------------------------------------------
  Liquid Polyolefins       (b)          Liquid polyolefins are a diesel fuel      Vynathene(R)
                                        additive to inhibit freezing.

--------
(a) We increased our HDPE capacity by approximately 125 million pounds in 1998. A 480-million-pound HDPE resin expansion project at the Matagorda facility has a targeted start-up in the third quarter of 1999. The idling of a portion of the Port Arthur facility effective March 31, 1999 resulted in a decrease in capacity of 300 million pounds at the end of the first quarter of 1999.
(b) These are enhanced grades of polyethylene and are included in the capacity figures for HDPE, LDPE and LLDPE above, as appropriate.

   Research and development for our polymers segment is conducted in laboratories at our Cincinnati, Ohio facility and at pilot plants in Matagorda, Texas and Morris, Illinois. These facilities provide product and process technology support for the polymers segment and its customers. See "--Research and Technology; Patents and Trademarks Owned or In Use by Equistar."

 Raw Materials for Our Polymers Segment

   With the exception of the Chocolate Bayou polyethylene plant, our polyethylene and polypropylene production facilities can receive their ethylene and propylene directly from our petrochemical facilities. The raw material is sent via our olefins pipeline system at our own production at the site. The polyethylene plants at Chocolate Bayou, LaPorte, Port Arthur and Pasadena are pipeline-connected to third parties and can receive ethylene via exchanges or purchases. The polypropylene facility at Morris also receives propylene from a third party.

 Marketing, Sales and Distribution for Our Polymers Segment

   Our polymers products are primarily sold to an extensive base of established customers. Approximately 30% of these customers have term contracts typically having a duration of one to three years. The remainder is generally sold without contractual term commitments. In either case, in most of the continuous supply relationships prices may be changed upon mutual agreement with our customers.

   Polymers are primarily distributed via railcar. We own or lease, under long-term lease arrangements, approximately 10,000 railcars for use in our polymers business. We sell our polymers products in the United States primarily through our own sales organization. The sales organization generally engages sales agents to market its products in the rest of the world.

 Competition and Industry Conditions in Our Polymers Segment

   The basis for competition in our polymers products is

    . product performance

    . product quality

    . the ability to deliver product when and where the customer wants it

    . customer service

    . price

   We compete with other large producers of polymers, including Chevron Chemical Corporation, Dow Chemical Company, Eastman Chemical Company, Exxon Chemical Company, Formosa Plastics, Huntsman Chemical Company, NOVA Corporation, Phillips Petroleum Company, Solvay Polymers, Total Fina, Union Carbide Corporation and Westlake Polymers. Polymers profitability is affected by the worldwide level of demand for polymers along with vigorous price competition, which may intensify due to, among other things, new domestic and foreign industry capacity. In general, weak economic conditions either in the United States or elsewhere in the world tend to reduce demand and put pressure on margins. It is not possible to predict accurately the changes in raw material costs, market conditions and other factors that will affect polymers industry margins in the future.

   Based on published rated industry capacities, we are the largest producer of polyethylene in North America and a leading domestic producer of polyolefins powders, compounds, wire and cable resins, and polymers for adhesives. The combined processing capacity of our polyethylene units as of January 1, 1999 was approximately 6.2 billion pounds per year or approximately 16% of total industry capacity in North America. There are approximately 19 other North American producers of polyethylene, including Chevron Chemical Company, Dow Chemical Company, Exxon Chemical Company, Phillips Petroleum Company, Solvay Polymers and Union Carbide Corporation. Our polypropylene capacity, 680 million pounds per year as of January 1, 1999, represents approximately 4.5% of the total North American polypropylene capacity. There are approximately 14 other North American competitors in the polypropylene business, including BP Amoco Chemical Company, Exxon Chemical Company, Montell Polyolefins BV and Total Fina.

   The following chart illustrates our production capacity position for polyethylene and polypropylene, or "polyolefins," for 1998, based on industry sources.




[CHART APPEARS HERE]

Properties Owned or Leased by Equistar

   Our principal manufacturing facilities and principal products are detailed below. All of these facilities are wholly owned by Equistar unless otherwise noted.

        Location                        Principal Products
        --------                        ------------------
Beaumont, Texas(a)...... Ethylene Glycol
Channelview, Texas(b)... Ethylene, Propylene, Butadiene, Benzene,
                         Toluene, DCPD, Isoprene, Resin Oil, Piperylenes,
                         Alkylate and MTBE
Corpus Christi, Texas... Ethylene, Propylene, Butadiene and Benzene
Chocolate Bayou,         HDPE
 Texas(c)...............
Chocolate Bayou,         Ethylene, Propylene, Butadiene, Benzene,
 Texas(c)(d)............ Toluene, DCPD, Isoprene, Resin Oil and MTBE
LaPorte, Texas.......... Ethylene, Propylene, LDPE, LLDPE, HDPE and
                         Liquid Polyolefins
Matagorda, Texas........ HDPE
Pasadena, Texas(e)...... Ethylene Oxide and Ethylene Glycol and other EO derivatives
Pasadena, Texas(e)...... Polypropylene and LDPE
Port Arthur, Texas(f)... LDPE and HDPE
Victoria, Texas(d)...... HDPE
Lake Charles,            Ethylene and Propylene
 Louisiana(g)...........
Morris, Illinois........ Ethylene, LDPE, LLDPE and Polypropylene
Tuscola, Illinois....... Ethyl Alcohol, Diethyl Ether, Wire and Cable
                         Resins and Compounds and Polymeric Powders
Clinton, Iowa........... Ethylene, LDPE and HDPE
Fairport Harbor,         Wire and Cable Resins and Compounds
 Ohio(g)................
Anaheim, California..... Denatured Alcohol
Newark, New Jersey...... Denatured Alcohol

--------
(a) The Beaumont facility is owned by PD Glycol, a partnership owned 50% by Equistar and 50% by DuPont de Nemours and Company.
(b) The Channelview facility has two ethylene processing units. Lyondell Methanol owns a methanol plant located within the Channelview facility on property leased from Equistar. A third party owns and operates a facility on land leased from Equistar that is used to purify hydrogen from Lyondell Methanol's methanol plant. We also operate a styrene maleic anhydride unit and a polybutadiene unit, which are owned by a third party and are located on property leased from Equistar within the Channelview facility.
(c) Millennium Petrochemicals and Occidental each contributed a facility located in Chocolate Bayou. These facilities are not on contiguous property.
(d) The land is leased. The facility is owned.
(e) Occidental and Lyondell each contributed facilities located in Pasadena. These facilities are primarily on contiguous property, and we plan to operate them as one site to the extent practicable. These facilities are operated in conjunction with the LaPorte facility.
(f) A substantial portion of the HDPE capacity was idled on March 31, 1999, and could be restarted when market conditions warrant.
(g) The facilities and land are leased.

   We also own a storage facility, a brine pond and a tract of vacant land in Mont Belvieu, Texas, located approximately 15 miles east of the Channelview facility. Storage capacity for up to approximately 13 million barrels of NGLs, ethylene, propylene and other hydrocarbons is provided in salt domes at the Mont Belvieu facility. We operate an additional 3 million barrels of ethylene and propylene storage on leased property in Markham, Texas.

   We use an extensive olefins pipeline system, some of which we own and some of which we lease, extending from Corpus Christi to Mont Belvieu to Port Arthur and around the Lake Charles area. We own other pipelines in connection with our Morris, Clinton, Tuscola, Chocolate Bayou, Matagorda, Victoria, Corpus Christi and LaPorte facilities. We own and lease several pipelines connecting the Channelview facility, the refinery owned by LYONDELL-CITGO Refining and the Mont Belvieu storage facility; these pipelines are used to transport raw materials, butylenes, hydrogen, butane, MTBE and unfinished gasolines. We also own a barge docking facility near the Channelview facility capable of berthing eight barges and related terminal equipment for loading and unloading raw materials and products. We own or lease, under long-term lease arrangements, approximately 10,000 railcars for use in our business.

   We sublease our executive offices and corporate headquarters from Lyondell in downtown Houston, Texas. In addition, we own facilities which house the Morris and Cincinnati research operations. We also lease sales facilities and storage facilities, primarily in the Gulf Coast area, from various third parties for the handling of products.

Research and Technology; Patents and Trademarks Owned or In Use by Equistar

   We maintain a significant research and development facility in Cincinnati, Ohio. The Cincinnati facility features more than 30 plastics processing lines, all of commercial or semi-commercial size, allowing our engineers and technicians to evaluate polyolefins products under conditions similar to a customer's plant. We also have additional research facilities in Morris, Illinois, Matagorda, Texas and Plano, Texas. Product development efforts are aimed at tailoring products to meet specific customer needs.

   The Channelview facility employs proprietary technology owned by Lyondell to convert ethylene and other light petrochemical streams into propylene. We are conducting a research project to investigate alternative raw materials for use at the Channelview, Chocolate Bayou and/or Corpus Christi facilities. These alternative raw materials could significantly lower costs and provide an additional competitive advantage at these facilities.

   Recent polymers industry announcements relate to the development of single-site catalysts. Successful development and commercialization of these catalysts are expected to result in enhanced polymer properties. We are conducting a broad search to evaluate outside technology and are concentrating in-house research in an effort to identify and develop single-site catalysts for use in the production of polyolefins resins. We hold several United States patents and the rights to several patents pending in connection with research and development efforts in this area. We are not dependent upon obtaining or retaining any particular patent, and believe the failure to receive or retain any individual patent would not have a material effect on operations.

   We use numerous technologies in our operations, many of which are licensed from third parties. Significant licenses we hold include

    . BP Amoco fluid bed polyethylene process for the production of both LLDPE and HDPE

    . Unipol process for the production of LLDPE

    . other licenses for the production of polyethylene and polypropylene

We are not dependent on the retention of any particular license and believe that the loss of any individual license would not have a material adverse effect on operations.

   We acquired rights to numerous recognized brand names from Lyondell and Millennium Petrochemicals Inc., a wholly owned subsidiary of Millennium, in connection with the formation of Equistar. The brand names are ALATHON(R), KromaLon(R), Petrothene(R), Ultrathene(R), Vynathene(R) and Microthene(R). Our rights to use these trademarks are perpetual as long as we actively use the trademarks. We are not dependent upon any particular trademark and believe the loss of any individual trademark would not have a material adverse effect on operations.

Employee Relations

   As of March 31, 1999, we employed approximately 5,000 full-time employees. We also use the services of independent contractors in the routine conduct of our business. Approximately 365 hourly workers are covered by collective bargaining agreements. We believe that our relations with our employees are good.

                                   Management

Members of the Partnership Governance Committee, Executive Officers of Equistar and Directors and Executive Officers of Equistar Funding

   All of Equistar management's functions are the responsibility of the partnership governance committee. The partnership governance committee is composed of nine members. Each general partner may appoint three members to the partnership governance committee. The partnership governance committee has delegated responsibility of day-to-day operations to the executive officers of Equistar.

   The current members of the partnership governance committee are

  . Dan F. Smith, President and Chief Executive Officer of Lyondell and
    Equistar and co-chairman of the partnership governance committee

  . William M. Landuyt, Chairman and Chief Executive Officer of Millennium and co-chairman of the partnership governance committee

  . Dr. Ray R. Irani, Chairman and Chief Executive Officer of Occidental
    Petroleum and co-chairman of the partnership governance committee

  . John E. Lushefski, Senior Vice President and Chief Financial Officer of
    Millennium

  . Jeffrey R. Pendergraft, Executive Vice President and Chief Administrative
    Officer of Lyondell

  . Kevin DeNicola, Vice President, Corporate Development of Lyondell

  . George Robbins, President and Chief Executive Officer of Millennium
    Specialty Chemicals

  . Stephen I. Chazen, Executive Vice President--Corporate Development and
    Chief Financial Officer of Occidental

  . J. Roger Hirl, President and Chief Executive Officer of Occidental
    Chemical Corporation.

   The following table sets forth the names and ages of the executive officers of Equistar and the executive officers and directors of Equistar Funding as of August 1, 1999. Officers of Equistar are chosen from time to time by vote of the partnership governance committee. Directors of Equistar Funding are elected annually and hold office until a successor is elected. Officers of Equistar Funding are chosen from time to time by vote of its board of directors.

           Name            Age               Partnership Position
           ----            ---               --------------------
Dan F. Smith..............  53 Chief Executive Officer of Equistar and Equistar
                               Funding; Director of Equistar Funding
Eugene R. Allspach........  52 President and Chief Operating Officer of
                               Equistar and Equistar Funding; Director of
                               Equistar Funding
John R. Beard.............  47 Senior Vice President, Manufacturing of Equistar
Kelvin R. Collard.........  41 Vice President and Controller of Equistar and
                               Equistar Funding; Director of Equistar Funding
Clifton B. Currin, Jr.....  44 Vice President, Supply and Optimization of
                               Equistar
J. R. Fontenot............  47 Vice President, Research and Engineering of
                               Equistar
Brian A. Gittings.........  52 Senior Vice President, Petrochemicals of
                               Equistar
Jeffrey L. Hemmer.........  41 Vice President, Information Systems and Business
                               Process Improvement of Equistar
Gerald A. O'Brien.........  47 Vice President, General Counsel and Secretary of
                               Equistar and Equistar Funding
W. Norman Phillips, Jr....  44 Senior Vice President, Polymers of Equistar

   Mr. Smith has been Chief Executive Officer of Equistar since December 1997. Mr. Smith has been a Director of Lyondell since 1988, President and Chief Executive Officer since December 1996 and a member of the LYONDELL-CITGO Refining partnership governance committee since July 1993. Mr. Smith was President and Chief Operating Officer of Lyondell from 1994 to December 1996. Before 1994, Mr. Smith held various senior executive positions with Lyondell and Atlantic Richfield Company, including Executive Vice President and Chief Financial Officer of Lyondell, Vice President, Corporate Planning of ARCO and Senior Vice President in the areas of management, manufacturing, control and administration for Lyondell and the Lyondell Division of ARCO.

   Mr. Allspach has been President and Chief Operating Officer of Equistar since December 1997. Mr. Allspach served as Group Vice President, Manufacturing and Technology for Millennium Petrochemicals from 1993 to 1997. Before 1993, Mr. Allspach held various senior executive positions with Millennium, including Group Vice President, Manufacturing and Manufacturing Services and Vice President, Specialty Polymers and Business Development.

   Mr. Beard has been Senior Vice President, Manufacturing of Equistar since May 1998. He was Vice President, Manufacturing of Equistar from December 1997 to May 1998. Mr. Beard previously served as Vice President, Petrochemical Manufacturing of Lyondell from May 1995 to December 1997. Mr. Beard served as Vice President in the areas of quality, supply, planning and evaluations of Lyondell from 1992 to May 1995.

   Mr. Collard has been a Vice President of Equistar since July 1998. Mr. Collard has been the Controller of Equistar since December 1997. From May 1989 to December 1997, Mr. Collard held various senior manager positions with Lyondell and ARCO, including Controller of ARCO Coal Company, manager of accounting policy of ARCO and manager of financial reporting and internal control of Lyondell. Before May 1989, Mr. Collard was an audit manager for Coopers & Lybrand.

   Mr. Currin has been Vice President, Supply and Optimization of Equistar since May 1998. Mr. Currin previously served as Vice President, Corporate Development of Lyondell from December 1997 to May 1998.

Before May 1998, Mr. Currin served as Vice President of Lyondell with responsibilities in the areas of strategic development, petrochemicals business management and olefins.

   Mr. Fontenot has been Vice President, Research and Development and Engineering of Equistar since September 1998. Mr. Fontenot previously served as Vice President, Engineering of Lyondell from December 1997 to September 1998. Mr. Fontenot served as Vice President, Technology of Lyondell from January 1997 to December 1997 and as Director of Technology of Lyondell from 1995 to January 1997. Before 1995, Mr. Fontenot held various positions in operations, evaluation and technology for Lyondell.

   Mr. Gittings has been Senior Vice President, Petrochemicals of Equistar since August 1998 and was Vice President, Oxygenated Chemicals of Equistar from May 1998 to August 1998. Before that, he was Vice President and General Manager, Isocyanurates for Occidental Chemicals, where he had previously served as Vice President and General Manager, Ethylene Oxide and Derivatives.

   Mr. Hemmer has been Vice President, Information Systems and Business Process Development of Equistar since August 1998. He was Director of Business Process Improvement of Equistar from December 1997 to August 1998. Mr. Hemmer also had been Director, Engineering and Licensing for Millennium Petrochemicals from October 1996 to December 1997. Before October 1996, he was manager of polyethylene process and engineering technology for Exxon Chemical.

   Mr. O'Brien has been Vice President, General Counsel and Secretary of Equistar since December 1997. Mr. O'Brien previously served as associate general counsel of Lyondell, where his responsibilities included joint responsibility for the management of the legal department and responsibility for a variety of legal department functions, including mergers and acquisitions, general corporate, finance and securities.

   Mr. Phillips has been Senior Vice President, Polymers of Equistar since August 1998. He was previously Vice President, Petrochemicals of Equistar from December 1997 to August 1998. Mr. Phillips previously served as Vice President, Polymers of Lyondell from January 1997 to December 1997. Mr. Phillips previously served as Vice President of Lyondell with responsibilities in the areas of marketing and operations from 1993 to January 1997.

                                  Compensation

Summary Compensation Table

   The table below provides information regarding the compensation awarded to or earned by Equistar's Chief Executive Officer and the next four most highly compensated executive officers, each of whom earned $100,000 or more in combined salary and bonus during the fiscal year ended December 31, 1998. In the table below

  . Other annual compensation includes imputed income in respect of the Long-
    Term Disability Plan and tax gross-ups in respect of financial counseling reimbursements

  . Actual reimbursement for financial counseling in 1998 is included in the "All Other Compensation" column below

  . ""Tax gross-ups" refers to the additional reimbursement paid to a recipient to cover the federal income tax obligations associated with the underlying benefit, including an additional amount based on maximum applicable income tax rates

   Name and Principal     Salary   Bonus     Other Annual        All Other
        Position           ($)      ($)    Compensation ($) Compensation ($)(a)
   ------------------    -------- -------- ---------------- -------------------
Dan F. Smith(b).........   (b)      (b)          (b)                (b)
 Chief Executive Officer
Eugene R. Allspach...... $335,531 $321,600     $11,344            $48,641
 President & Chief
  Operating Officer
W. Norman Phillips,
 Jr..................... $256,188 $185,640     $ 9,845            $39,039
 Senior Vice President
John R. Beard........... $237,128 $161,800     $ 5,491            $31,347
 Senior Vice President
J. R. Fontenot.......... $213,496 $111,200     $ 8,988            $40,251
 Vice President

--------
(a) Includes contributions to the Executive Supplementary Savings Plan, incremental executive medical plan premiums, financial counseling reimbursements and amounts in respect of the Executive Life Insurance Plan, as follows:

                                                Mr.      Mr.      Mr.     Mr.
                                              Allspach Phillips  Beard  Fontenot
                                              -------- -------- ------- --------
  Executive Supplementary Savings Plan....... $27,103  $20,495  $18,970 $17,080
  Incremental Medical Plan Premiums.......... $ 8,441  $ 8,441  $ 8,441 $ 8,441
  Financial Counseling Reimbursement......... $11,742  $ 7,107  $     0 $12,525
  Executive Life Insurance Plan.............. $ 1,355  $ 2,996  $ 3,936 $ 2,205

(b) Mr. Smith serves as the Chief Executive Officer of both Lyondell and Equistar. Mr. Smith does not receive any compensation from Equistar. Equistar pays a fee to Lyondell in recognition of Mr. Smith's services. See "Related Transactions--Agreement Regarding Services of Equistar's Chief Executive Officer."

Equistar's Long-Term Incentive Plan

   In 1998 Equistar offered a performance-driven, long-term incentive plan, or LTIP, to selected key employees. The LTIP is an integrated current and deferred bonus system. Awards are based on whether Equistar reaches its performance and financial goals in critical areas, primarily economic value added and the achievement of synergies. Economic value added measures Equistar's cash flow performance in excess of a capital charge, which is calculated by multiplying the capital invested in Equistar by Equistar's weighted average cost of capital. Synergies include both one-time and ongoing potential savings from operating the Lyondell, Millennium and Occidental contributed businesses together. Synergy targets include each of

  . aligning and improving the efficiency of processing units for improved processing time and increased capacity capability

  . maximizing the value of raw material and olefins co-products

  . lowering distribution costs

  . reducing the cost of raw materials and other purchasing costs

  . reducing the amount of staffing services required by each contributed business

   The partnership governance committee has discretion to make awards based on its assessment of Equistar's operating performance in the preceding year, primarily in the areas of synergy attainment and economic value added.

   Equistar currently assigns each LTIP participant a target award percentage for the year based on that participant's position and any other factors Equistar deems appropriate. Each LTIP participant's award for the year is determined by multiplying his/her target award percentage by an award multiple determined by the partnership governance committee, the product of which is multiplied by his/her base pay. The award multiple for 1998 was based on the achievement of a four-year rolling average economic value added of $160 million and the achievement of net synergies of $50 million.

   Awards will generally be paid only to LTIP participants who are actually employed at year-end. Those LTIP participants whose employment terminates due to death, disability or retirement before the end of the year will be paid a pro rata portion of their award based on the number of full months completed while actively employed. All other participants terminated with or without cause are subject to forfeiture of their award. LTIP participants hired after the first of the year are eligible to receive a pro rata award based on the number of full months completed during the year.

   Awards consist of a combination of annual or current cash and deferred cash compensation. The relative percentages of current cash and deferred cash components are based on the LTIP participant's salary range. The percentage of deferred cash compensation as compared with current cash compensation increases as the LTIP participant's salary increases. The current portion of the award is disclosed under the "Bonus" column of the Summary Compensation Table above. The deferred cash portion of the award is paid out over three consecutive years, one-third each year, beginning approximately one year from the payment of the related annual cash component. In 1998, the payout amounts for the deferred compensation component could be adjusted upward, with no cap, or downward, capped at 20%, based on Equistar's ongoing results with respect to synergies over that three-year period. Awards could be adjusted one percentage point for every percentage point of synergy gained or lost during the award period.

   The following table details the amount of the deferred compensation component of the 1998 award to the four most highly paid executive officers as well as their estimated future payouts resulting from such award under the LTIP.

              Long-Term Incentive Plan--Awards In Last Fiscal Year

                                       Performance
                                        or Other   Estimated Future Payouts under
                           Number of     Period     Non-Stock Price-Based Plans
                         Shares, Units    Until    ------------------------------
                           or Other    Maturation  Threshold Target(b) Maximum(c)
          Name           Rights ($)(a)  or Payout     ($)       ($)       ($)
          ----           ------------- ----------- --------- --------- ----------
Dan F. Smith............      (d)          (d)        (d)       (d)       (d)
Eugene R. Allspach......   $462,384        (e)     $369,907  $462,384      --
W. Norman Phillips,
 Jr.....................   $265,221        (e)     $212,177  $189,810      --
John R. Beard...........   $245,419        (e)     $196,335  $245,419      --
J. R. Fontenot..........   $189,810        (e)     $151,848  $189,810      --

--------
(a) Award is denominated in dollars. Amounts represent deferred compensation component of 1998 award. Current portion is disclosed under the "Bonus" column of the Summary Compensation Table above.
(b) Assumes current 1999 target of achievement of synergies of $200 million. The partnership governance committee may revise targets for 1999 upward or downward.
(c) Award is not capped.

(d) Mr. Smith does not receive any compensation from Equistar. Equistar pays a fee to Lyondell in recognition of Mr. Smith's services. See "Related Transactions--Agreement Regarding Services of Equistar's Chief Executive Officer."
(e) Long-term compensation awards with respect to 1998 will be paid in annual increments of one-third beginning in March 2000.

Annual Pension Benefits Offered by Equistar

 Pension Plan

   In 1998, Equistar adopted a pension plan available to all full-time or regular part-time Equistar employees and those employees on an approved long-term disability leave of absence. The pension plan is fully funded by Equistar. Employees are not required, nor are they allowed, to contribute to the pension plan. Participation began for former Lyondell, Millennium Petrochemicals and Occidental employees on their first day of service with Equistar. All other employees are eligible on the first day following 12 months of service with Equistar or any predecessor company. Participation in the pension plan ends on the earliest of the day the employee

  . quits, retires, is discharged or dies

  . is absent from work more than 12 consecutive months

  . is no longer eligible for benefits

Benefits are not reduced for social security or other amounts.

   Annual retirement benefit under the pension plan is calculated by multiplying

  . the pension plan participant's years of service to Equistar after January
    1, 1998, by

  . Final Average Earnings as defined below, by

  . the Benefit Percentage as shown below

"Final Average Earnings" is the pension plan participant's highest average monthly base pay received for any 36 consecutive months during the last 120 months of continuous service with Equistar or Lyondell, Millennium Petrochemicals or Occidental. For pension plan participants with less than 36 months of continuous service with Equistar or Lyondell, Millennium Petrochemicals or Occidental, Final Average Earnings is the average of all monthly base pay, including salary, earned with Equistar, Lyondell, Millennium Petrochemicals or Occidental.

   The Benefit Percentage applicable to each pension plan participant is based on the participant's age when he begins to receive benefits, as shown in the following table:

                                                                       Benefit
      Beginning Benefits Age                                          Percentage
      ----------------------                                          ----------
      Under 35.......................................................     3%
      35-39..........................................................     4%
      40-44..........................................................     5%
      45-49..........................................................     6%
      50-54..........................................................     9%
      55-59..........................................................    13%
      60 and over....................................................    15%

   The estimated annual benefit payable upon retirement at age 65, normal retirement age under the pension plan, for the four most highly compensated officers is as follows:

                                                                       Estimated
                                                                        Annual
                                                                        Benefit
      Name                                                             at Age 65
      ----                                                             ---------
      Eugene R. Allspach..............................................  $31,182
      W. Norman Phillips, Jr..........................................  $49,079
      John R. Beard...................................................  $42,621
      J. R. Fontenot..................................................  $43,360

 Supplemental Executive Retirement Plan

   Equistar offers a Supplemental Executive Retirement Plan ("SERP") to senior managers and executive officers who receive a retirement benefit under the pension plan and who have had the amount of that benefit reduced due to required limitations under the Internal Revenue Code of 1986, as amended, or under the Employee Retirement Income Security Act, as amended ("ERISA"). Calculation of benefits under the SERP is based on

  . base wage

  . salary deferrals, and

  . annual incentive awards

Equistar bears all costs of the SERP, including administration of the SERP. SERP participants are not allowed to contribute to the SERP. The SERP provides for two types of supplementary benefits: deferral/incentive supplements and qualification limitation supplements.

   Deferral/Incentive Supplements. Participants are eligible for a deferral/incentive supplement under the SERP if their Excess Retirement Benefit, as defined below, is a positive amount. The monthly amount of supplemental benefits is calculated by multiplying the SERP participant's Excess Retirement Benefit by a fraction based on his/her years of service. For purposes of this paragraph, Excess Retirement Benefit is

  . the amount the SERP participant would have received at retirement as a basic allowance from the pension plan if it included the SERP participant's awards and deferred compensation, minus

  . the amount of monthly retirement allowance the SERP participant is actually entitled to receive at retirement under the pension plan

   The total annual benefit payable to each SERP participant, including payment under the pension plan, shall not exceed 65% of the greater of

  . the SERP participant's final base pay, exclusive of deferrals, and most recent annual incentive pay, or

  . the highest average base pay plus annual incentive pay during a 36-month consecutive period out of 120 months of service with Equistar or Lyondell, Millennium Petrochemicals or Occidental

   Qualification Limitation Supplements. SERP participants are eligible for a qualification limitation supplement if their Excess Retirement Benefit, as defined below, is a positive amount. The monthly amount of qualification limitation supplement benefit is calculated by multiplying the SERP participant's Excess Retirement Benefit by a fraction based on the SERP participant's years of service. For purposes of this paragraph, Excess Retirement Benefit is

  . the amount of monthly allowance the SERP participant would have received as a base allowance under the pension plan had the amount not been limited or reduced due to requirements under the Internal Revenue Code of 1986, as amended, or ERISA minus

  . the amount of monthly allowance the SERP participant is actually entitled to receive at retirement

   SERP participants may elect to receive their SERP benefit in any form available for payment of their normal retirement benefit, provided that the same form of payment is elected for all supplementary benefits. If the SERP participant elects a form of annuity for these supplementary benefits, the SERP participant must elect the same form of annuity under the pension plan. Benefits are not reduced for social security or other amounts.

   The estimated annual benefit payable upon retirement at age 65, normal retirement age under the SERP, for each of the four most highly compensated officers, is as follows:

                                                                       Estimated
                                                                        Annual
                                                                        Benefit
      Name                                                             at Age 65
      ----                                                             ---------
      Eugene R. Allspach..............................................  $94,958
      W. Norman Phillips, Jr..........................................  $84,449
      John R. Beard...................................................  $64,695
      J. R. Fontenot..................................................  $51,105

Executive Severance Arrangements with Former Millennium Petrochemicals and Lyondell Executives

   In connection with the formation of Equistar and to ensure the continued dedication of executive officers, Equistar assumed obligations under severance agreements executed by Millennium Petrochemicals and Lyondell with their executives who agreed to join Equistar.

   The severance agreement between Equistar and Eugene Allspach, which was assumed by Equistar from Millennium Petrochemicals, provides for Mr. Allspach's receipt of payments and benefits described below in the event of his termination before January 1, 2001. Benefits under Mr. Allspach's severance agreement apply if he is terminated either

  . by Equistar without cause

  . as a result of a Constructive Termination for Good Reason

   Notice of Constructive Termination for Good Reason, as defined in Mr. Allspach's severance agreement, can be given by Mr. Allspach if Equistar does any of the following

  . assigns him to any duties or responsibilities not comparable to his duties or responsibilities when he joined Equistar or reduces his responsibilities or position

  . relocates Equistar's principal executive offices outside a 25-mile radius of its current location or requests Mr. Allspach's transfer, in writing, to a new location

  . reduces Mr. Allspach's annual base salary or comparable benefits to a level below the annual base salary or benefits he received when joining Equistar

  . fails to continue any bonus plan, program or arrangement in which Mr.
    Allspach participates or changes Mr. Allspach's status under any bonus plan, program or arrangement

  . fails to comply with any material provision of Mr. Allspach's severance agreement

   In the event Mr. Allspach is entitled to receive benefits under his severance agreement, Equistar agrees to provide all of the following rights and benefits

  . a lump-sum payment in cash equal to three times his annual earnings plus any unreimbursed business expenses and any base salary, bonus, vacation pay or other deferred compensation accrued or earned under law or according to Equistar's policies

  . additional pension benefits by crediting Mr. Allspach with three additional years of age and service

  . an amount equal to three years of the maximum employer contribution to a qualified or nonqualified 401(k) plan, assuming the executive deferred the maximum amount and continued to earn his then current salary

  . continuation of insurance and other benefits for 36 months following termination

  . financial counseling for a period of one year

  . out-placement services and assistance, not to exceed $40,000

  . any other amounts or benefits due under then-applicable employee benefit incentive or equity plans of Equistar applicable to him

   Mr. Allspach would also receive an additional payment equal to the amount of excise tax imposed under the Internal Revenue Code of 1986, as amended, plus any federal, state or local taxes incurred as a result of the payment. As a result, he would be in the same position after payment of the excise tax as he would have been if he were not subject to the excise tax at all.

   The severance agreements between Equistar and each of Messrs. Phillips, Beard and Fontenot were assumed by Equistar from Lyondell. These severance agreements provide for Messrs. Phillips, Beard and Fontenot's receipt of payments and benefits described below in the event of their termination before January 1, 2000. Benefits under their severance agreements apply if any one of Messrs. Phillips, Beard or Fontenot is terminated either

  . by Equistar without cause

  . as a result of Constructive Termination for Good Reason

   Notice of Constructive Termination for Good Reason can be given by Messrs. Phillips, Beard or Fontenot if Equistar does any of the following

  . assigns him to any duties or responsibilities not comparable to his duties or responsibilities when he joined Equistar or reduces his responsibilities or position

  . reduces the level of benefits or compensation provided to him below the comparable level of benefits or compensation payable to similarly situated executives at Equistar

  . relocates his principal office outside a 50-mile radius of its current location over his written complaint

   In the event Messrs. Phillips, Beard or Fontenot is entitled to receive benefits under his severance agreement, Equistar agrees to provide all of the following rights and benefits

  . all nonvested stock options provided under Lyondell's long-term incentive plan becomes 100% vested and fully exercisable, notwithstanding any agreement to the contrary

  . a lump-sum payment in cash equal to three times his annual earnings, provided that if he is within 24 months of normal retirement, the payment he is entitled to receive shall be multiplied by the number of months remaining and divided by 24

  . additional pension benefits by crediting him with five additional years of age and service

  . the full amount of contributions and earnings accrued or credited his account balance under Lyondell's Executive Deferral Plan

  . continuation of insurance and other benefits for 24 months following termination

  . financial counseling for a period of one year

  . out-placement services and assistance, not to exceed $40,000

  . any other amounts or benefits due under employee benefit incentive or equity plans of Equistar to which he is entitled

Compensation of Partnership Governance Committee Members

   Members of the partnership governance committee do not receive any compensation from Equistar for their service.

Indemnification Arrangements with Equistar's Executive Officers

   The partnership governance committee has provided for the indemnification of Equistar's executive officers. Executives are entitled to indemnification with respect to all matters to which Section 145 of the General Corporation Law of the State of Delaware may relate, as if Section 145 were applicable to a partnership. The right to indemnification and payment of expenses incurred in defending a proceeding in advance of its final disposition is not exclusive of any other right which the executive may have or hereafter acquire under any statute, agreement or otherwise, both as to action in that executive's official capacity and as to action in any other capacity by holding this office. The indemnification right continues after the executive ceases to serve as an Equistar officer or to serve another entity at the request of Equistar. Equistar may elect to enter into individual indemnification agreements with each of its executive officers and with any other persons as the partnership governance committee may designate. In addition, Equistar may elect to maintain liability insurance to protect itself and any executive officer of Equistar or another partnership, corporation, joint venture, trust or other enterprise against any expense, liability or loss, whether or not Equistar would have the power to indemnify this person against expense, liability or loss under the laws of the State of Delaware.

                                   Ownership

Equistar

   Equistar is a limited partnership wholly owned by Lyondell Petrochemical L.P. Inc. ("Lyondell LP"), Millennium Petrochemicals LP LLC ("Millennium LP"), Occidental Petrochem Partner 1, Inc. ("Occidental LP1") and Occidental Petrochem Partner 2, Inc. ("Occidental LP2"), as the limited partners, and Lyondell Petrochemical G.P. Inc. ("Lyondell GP"), Millennium Petrochemicals GP LLC ("Millennium GP") and Occidental Petrochem Partner GP, Inc. ("Occidental GP"), as the general partners. The following information is given with respect to the partners' interests in Equistar as of the date of this prospectus.

                                                        Nature of    Percentage
                                                       Beneficial    Partnership
           Name and Address of Beneficial Owner         Ownership     Interest
           ------------------------------------      --------------- -----------
      Lyondell LP................................... Limited Partner   40.180%
       300 Delaware Ave.
       Wilmington, DE 19801
      Millennium LP................................. Limited Partner   28.910%
       230 Half Mile Road
       Red Banks, NJ 00770
      Occidental LP1................................ Limited Partner    6.623%
       10889 Wilshire Blvd.
       Los Angeles, CA 90004
      Occidental LP2................................ Limited Partner   22.876%
       10889 Wilshire Blvd.
       Los Angeles, CA 90004
      Lyondell GP................................... General Partner    0.820%
       1221 McKinney Street
       Houston, TX 77010
      Millennium GP................................. General Partner    0.590%
       230 Half Mile Road
       Red Banks, NJ 00770
      Occidental GP................................. General Partner    0.001%
       10889 Wilshire Blvd.
       Los Angeles, CA 90004

   Lyondell owns 100% of the outstanding capital stock of each of Lyondell LP and Lyondell GP. Lyondell has pledged its interests in each Equistar partner under its bank credit facility. Millennium indirectly owns 100% of the outstanding capital stock of each of Millennium LP and Millennium GP. Occidental indirectly owns 100% of the outstanding capital stock of each of Occidental LP1, Occidental LP2 and Occidental GP.

Equistar Funding

   All of the outstanding capital stock of Equistar Funding is owned directly by Equistar.

                    Description of the Partnership Agreement

   The partnership agreement of Equistar governs, among other things, ownership, cash distributions, capital contributions and management of Equistar. The following is a summary of the material provisions of the partnership agreement. This summary is qualified in its entirety by reference to the full and complete text of the partnership agreement, which is available upon written request as provided under "Available Information."

 Background

   Lyondell GP, Lyondell LP, Millennium GP and Millennium LP entered into the partnership agreement as of October 10, 1997. PDG Chemical Inc., Occidental LP1 and Occidental LP2 became parties to the partnership agreement as of May 15, 1998. PDG Chemical Inc. withdrew from Equistar as of June 30, 1998, and Occidental GP became a general partner on the same date. Equistar will continue in existence until its dissolution as provided in the partnership agreement. The three general partners of Equistar are Lyondell GP, Millennium GP and Occidental GP. Lyondell GP is a direct wholly owned subsidiary of Lyondell. Millennium GP is an indirect wholly owned subsidiary of Millennium. Occidental GP is an indirect wholly owned subsidiary of Occidental.

   Equistar's general partners are single purpose entities which do not hold any significant assets other than partnership interests. Each general partner holds less than 1% of an interest in Equistar.

 Governance of Equistar

   A partnership governance committee manages and controls the business, property and affairs of Equistar, including the determination and implementation of Equistar's strategic direction. The general partners exercise their authority to manage and control Equistar only through the partnership governance committee. The partnership governance committee consists of nine members, called representatives, three of whom are representatives of Lyondell GP, three of whom are representatives of Millennium GP and three of whom are representatives of Occidental GP.

   In general, the approval of two or more representatives acting for Lyondell GP will be necessary and sufficient for the partnership governance committee to take any action. This means, in effect, that Lyondell GP's representatives have the ability to control the partnership governance committee and, as a result, Equistar, except where the approval of Millennium's and Occidental's general partner representatives is required. See "--Actions Requiring Unanimous Voting." Even though ordinary actions by the partnership governance committee may be approved by two representatives of Lyondell GP, the partnership governance committee may not take any action at a meeting with respect to any matter that was not reflected on an agenda that was properly delivered to all of the representatives in advance, unless at least one of each of Millennium GP's and Occidental GP's representatives is present. The participation rights of any general partner's representatives may be curtailed to the extent that the general partner or its affiliates cause a default under the partnership agreement.

 Actions Requiring Unanimous Voting

   Unless approved by two or more representatives of each of Lyondell GP, Millennium GP and Occidental GP, the partnership governance committee may not directly or indirectly take, or commit to take, the actions described below. Equistar, any subsidiary of Equistar or any person acting in the name of or on behalf of any of them, directly or indirectly, may not take or commit to take, whether in a single transaction or a series of related transactions

  . to cause Equistar, directly or indirectly, to engage, participate or invest in any business outside the scope of its business as described in the partnership agreement

  . to approve any strategic plan, as well as any amendments or updates to the strategic plan, including the annual update described under "-- Strategic Plans and Preparation of an Annual Budget" below

  . to authorize any disposition of assets having a fair market value exceeding $30 million in any one transaction or a series of related transactions not contemplated in an approved strategic plan

  . to authorize any acquisition of assets or any capital expenditure exceeding $30 million that is not contemplated in an approved strategic plan

  . to require capital contributions to Equistar within any fiscal year if the total of contributions required from the partners within that year would exceed $100 million or if the total of contributions required from the partners within that year and the immediately preceding four years would exceed $300 million. This does not apply to

    --contributions contemplated by the asset contribution agreements

    --the Lyondell, Millennium and Occidental contributed businesses

    --an approved strategic plan

    --requirements made to achieve or maintain compliance with health, safety and environmental laws

  . to authorize the incurrence of debt for borrowed money, unless

    --the debt is to refinance all or a portion of Equistar's credit facilities as contemplated below

    --after giving effect to the incurrence of the debt and any related transactions, Equistar would be expected to have an "investment grade" debt rating by Moody's and S&P's, or

    --the debt is incurred to refinance the public or bank debt assumed or incurred by Equistar as contemplated by documents relating to the formation of Equistar and the contribution of the Occidental contributed business or to refinance any such refinancing debt and in the case of each of the three exceptions above, the agreement relating to the debt does not provide that the transfer by a partner of its partnership interests, or a change of control with respect to any partner or any of its affiliates, would either

    --constitute a default under the debt instruments

    --otherwise accelerate the maturity of the debt

    --give the lender or holder any "put rights" or similar rights with respect to the debt instrument

  . to authorize a refinancing that would not satisfy provisions relating to the Millennium guaranteed debt and the Occidental reference debt

  . to make borrowings under one or more of Equistar's bank credit facilities, uncommitted lines of credit or any credit facility, or debt instruments that refinances all or any portion of Equistar's credit facility or facilities, at any time, if, as a result of any borrowing, the aggregate principal amount of all borrowings outstanding at the time would exceed the sum of $1.75 billion

  . to enter into interest rate protection or other hedging agreements, other than hydrocarbon hedging agreements, in the ordinary course of business

  . to enter into any capitalized lease or off-balance sheet financing arrangements involving payments, individually or in the aggregate, by it in excess of $30 million in any fiscal year

  . to cause Equistar or any subsidiary of Equistar to issue, sell, redeem or acquire any partnership interests in Equistar or other equity securities, or any rights to acquire, or any securities convertible into or exchangeable for, partnership interests or other equity securities

  . to make cash distributions from Equistar in excess of Available Net
    Operating Cash, as defined below, or to make noncash distributions, except as provided in the partnership agreement, in respect of a dissolution or liquidation

  . to appoint or discharge executive officers based on the recommendation of the Chief Executive Officer

  . to approve material compensation and benefit plans and policies, material employee policies and material collective bargaining agreements for Equistar's employees

  . to initiate or settle any litigation or governmental proceedings if the effect would be material to the financial condition of Equistar

  . to change the independent accountants for Equistar

  . to change Equistar's method of accounting as adopted in the partnership agreement or to make tax elections under the Internal Revenue Code of 1986, as amended, approved by the partnership governance committee

  . to create or change the authority of any auxiliary committee

  . to merge, consolidate or convert Equistar or any of its subsidiaries with or into any other entity, other than a wholly owned subsidiary of Equistar

  . to engage in bankruptcy and reorganization actions such as

    --filing a petition in bankruptcy or seeking any reorganization, liquidation or similar relief on behalf of Equistar or any subsidiary

    --consenting to the filing of a petition in bankruptcy against Equistar or any subsidiary

    --consenting to the appointment of a receiver, custodian, liquidator or trustee for Equistar or any subsidiary or for all or any substantial portion of its property

  . to exercise any of the powers or rights described below with respect to a business conflict involving either

    --LYONDELL-CITGO Refining, its successors or assigns

    --Lyondell Methanol, its successors or assigns

    --any other affiliate of either Lyondell GP, Millennium GP or Occidental GP, if the affiliate's actions with respect to the conflict circumstance are not controlled by Lyondell, Millennium or Occidental, other than a business conflict involving the exercise of any rights and remedies with respect to a default under any agreement that is the subject of the conflict

  . to repay any of the indebtedness that is guaranteed by the Millennium
    America guarantee before December 1, 2004, or refinance any Millennium-guaranteed debt before December 1, 2004, if any of the principal amount of debt refinancing the guaranteed debt would be due and payable after December 1, 2004; provided, however, that if the Millennium-guaranteed debt continues to be guaranteed by Millennium America or its successors after December 1, 2004, then the term of the debt shall not exceed 365 days

  . to repay any of the Occidental reference debt before June 14, 2005, other than through refinancing, or refinance any Occidental reference debt before June 14, 2005, if any of the principal of the debt refinancing Occidental reference debt would be due and payable after June 14, 2005; provided, however, that if Occidental reference debt continues to be guaranteed by an affiliate of Occidental or its successors or the reference for determination of the amount of the obligation of Occidental Chemical to contribute to Equistar pursuant to a specified indemnity agreement after June 14, 2005, then the term of the debt shall not exceed 365 days

   Although unanimous approval by all nine members of the partnership governance committee is never required, the requirements described above are referred to as "unanimous voting requirements" because two representatives of each of the general partners must agree on any action taken in respect of the enumerated matters.

 Transactions with Affiliates

   Except as described above under "--Actions Requiring Unanimous Voting," if a business conflict caused by any transaction or dealing between Equistar, or any of its subsidiaries, and one or more of Equistar's general partners, or any of their affiliates, occurs, the other general partners will have sole and exclusive power, at the expense of Equistar, to both

  . control all decisions, elections, notifications, actions, exercises or nonexercises and waivers of all rights, privileges and remedies provided to, or possessed by, Equistar with respect to the conflict

  . retain and direct legal counsel and to control, assert, enforce, defend, litigate, mediate, arbitrate, settle, compromise or waive any and all claims, disputes and actions if any potential, threatened or asserted claim, dispute or action about a conflict occurs

Accordingly, any action by the partnership governance committee with respect to a conflict, except as described above, will require the approval of at least two representatives of the uninvolved general partners.

 Officers of Equistar

   The executive officers of Equistar consist of a Chief Executive Officer, a President and Chief Operating Officer and others as determined from time to time by the partnership governance committee. See "Management." Except for the Chief Executive Officer, the approval of at least two representatives of each of Lyondell GP, Millennium GP and Occidental GP is required to appoint or discharge executive officers, based upon the recommendation of the Chief Executive Officer. However, any of Lyondell GP, Millennium GP or Occidental GP may, by action of two or more of its representatives, remove from office any executive officer of Equistar, including the Chief Executive Officer, who takes, or causes Equistar to take, any action described above under "--Actions Requiring Unanimous Voting" without the required approval of two or more representatives of each of Lyondell GP, Millennium GP and Occidental GP.

   The Chief Executive Officer holds office for a five-year term, assuming he does not resign or die and is not removed. Upon the expiration of his term or earlier vacancy, Lyondell GP will designate the Chief Executive Officer, provided that this person shall be reasonably acceptable to Millennium GP and Occidental GP. The Chief Executive Officer will not be required to be an employee of Equistar. The Chief Executive Officer may be removed at any time by action of the partnership governance committee, meaning that the approval of only two representatives of Lyondell GP is required to effect a removal.

   The Chief Executive Officer of Equistar has general authority and discretion, comparable to that of a chief executive officer of a publicly held Delaware corporation of similar size, to direct and control the business and affairs of Equistar, including, without limitation, its day-to-day operations in a manner consistent with the annual budget and the most recently approved strategic plan. The Chief Executive Officer takes steps to implement all orders and resolutions of the partnership governance committee. The Chief Executive Officer also establishes salaries or other compensation for the other executive officers of Equistar consistent with plans approved by the partnership governance committee.

 Strategic Plans and Preparation of an Annual Budget

   Equistar is managed under a five-year strategic plan which is updated annually under the direction of the Chief Executive Officer and presented for approval by the partnership governance committee no later than 90 days before the start of the first fiscal year covered by the updated plan. The strategic plan must be approved each year by at least two representatives of each of Lyondell GP, Millennium GP and Occidental GP. The strategic plan establishes the strategic direction of Equistar, including

  . plans relating to capital maintenance and enhancement

  . geographic expansion, acquisitions and dispositions

  . new product lines

  . technology

  . long-term supply and customer arrangements

  . internal and external financing

  . environmental and legal compliance

  . plans, programs and policies relating to compensation and industrial relations

   In addition, the executive officers of Equistar prepare an annual budget for each fiscal year. Each annual budget includes an operating budget and capital expenditure budget. Each annual budget must be consistent with the information for its fiscal year included in the most recently approved strategic plan. Unless otherwise provided in the most recently approved strategic plan, each annual budget utilizes a format and provides a level of detail consistent with Equistar's previous annual budget.

   If for any fiscal year the partnership governance committee fails to approve an updated strategic plan, for that year and each subsequent year before the approval of an updated strategic plan, the executive officers of Equistar will prepare an annual budget consistent with the projections and other information for that year included in the strategic plan most recently approved. The Chief Executive Officer, acting in good faith, shall be entitled to modify any annual budget

  . to satisfy current contractual and compliance obligations and/or

  . to account for other changes in circumstances resulting from the passage of time or the occurrence of events beyond Equistar's control

The Chief Executive Officer is not authorized to cause Equistar to proceed with capital expenditures to accomplish capital enhancement projects except to the extent that the expenditures would enable Equistar to continue or complete any capital project reflected in the last strategic plan that was approved by the partnership governance committee.

 Solutions for Partnership Governance Committee Deadlock

   After a strategic plan and an annual budget have been approved by the partnership governance committee, or an annual budget has been developed as described above in cases where an updated strategic plan has not yet been approved, the Chief Executive Officer is authorized, without further action by the partnership governance committee, to cause Equistar to make expenditures consistent with the updated strategic plan and annual budget, provided that all internal control policies and procedures, including those regarding the required authority for expenditures, shall have been followed.

   If the partnership governance committee has not agreed upon and approved an updated strategic plan by 12 months after the beginning of the first fiscal year that would have been covered by the plan, then Lyondell GP, Millennium GP and Occidental GP are required to submit to a nonbinding dispute resolution process. The partners are required to continue the dispute resolution process until either

  . agreement is reached by the general partners, acting through their representatives on an updated strategic plan

  . at least 24 months have elapsed since the beginning of the first fiscal year that was to be covered by the first updated strategic plan for which agreement was not reached

   Once 24 months have elapsed, one general partner will determine and notify the other general partners in writing that no agreement resolving the dispute is likely to be reached. Following receipt of notice, any general partner may elect to dissolve Equistar.

 Distribution of Available Net Operating Cash to Equistar's Partners

   Equistar shall distribute to the partners, as soon as practicable following the end of each month, all Available Net Operating Cash, as defined below. On a cumulative basis

  . distributions are to be made to the extent of cumulative profits to the partners in the ratio of the percentage interest owned by each partner

  . the remaining distributions are to be made to Equistar's limited partners in the ratio of their percentage interest

See "Ownership."

   "Available Net Operating Cash" is defined in Equistar's partnership agreement, at the relevant time of determination, as

  . all cash and cash equivalents on hand at Equistar as of the most recent month's end, plus the excess, if any, of Equistar's targeted level of indebtedness over Equistar's actual indebtedness as of that month's end, less

  . the Projected Cash Requirements, if any, of Equistar as of that month's end, as determined by Equistar's executive officers

   Equistar's targeted level of indebtedness is shown in the most recently updated strategic plan. Equistar's actual indebtedness is determined according to generally accepted accounting principles and represents all short term and long term debt.

   "Projected Cash Requirements" means, for the 12-month period following any month's end, the excess, if any, of the sum of

  . forecast capital expenditures

  . forecast cash payments for taxes, debt service, including principal and interest payment requirements and other noncash credits to income

  . forecast cash reserves for future operations or other requirements over the sum of

  . forecast net income of Equistar

  . the sum of forecast depreciation, amortization, other noncash charges to income, interest expense and tax expenses, in each case to the extent deducted in determining net income

  . forecast decreases in working capital or minus forecast increases in working capital

  . the forecast cash proceeds of disposition of assets, net of expenses

  . an amount equal to the forecast net proceeds of debt financings and capital contributions

   Projected Cash Requirements for Equistar shall be calculated consistently with the most recently updated strategic plan, except to the extent Equistar's executive officers determine that changes in Equistar's financial condition, results of operations, assets, business or prospects make a change advisable, in which case Equistar shall promptly advise the general partners regarding the basis for the change.

   Distributions to the partners of cash or property arising from a liquidation of Equistar will be made according to the capital account balances of the partners.

   Any amount otherwise distributable to a partner as described above will be applied by Equistar to satisfy any of the following obligations that are owed by a partner or its affiliate to Equistar and that are not paid when

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due, unless otherwise agreed by the general partners not involved with a business conflict as described under "--Transactions with Affiliates" above for a partner's failure

  . to pay any interest or principal when due on any indebtedness for borrowed money of the partner or its affiliate to Equistar

  . to make any indemnification payment required by its asset contribution agreement that has been finally determined to be due or the failure of that partner's affiliate

  . to make any capital contribution required by the partnership agreement, other than as required by its asset contribution agreement

 Indemnification of Equistar's Partners

   Equistar has agreed, to the fullest extent permitted by applicable law, to indemnify, defend and hold harmless each partner, its affiliates and its respective officers, directors and employees. This indemnification is from, against and in respect of any liability which that person may sustain, incur or assume as a result of, or relative to, any third-party claim arising out of or in connection with the business, property or affairs of Equistar. This indemnification does not apply to the extent that it is finally determined that the third-party claim arose out of or was related to actions or omissions of the indemnified partner, its affiliates or any of their respective officers, directors or employees acting in those capacities constituting a breach of Equistar's partnership agreement or any related agreement. This indemnification obligation is not intended to, nor will it, affect or take precedence over the indemnity provisions contained in any related agreement.

 Transfers and Pledges of a Partner's Interest in Equistar

   Without the consent of the partnership governance committee, no partner may transfer less than all of its interest in Equistar. If an Equistar limited partner and its affiliated general partner desire to transfer, via a cash sale, all of their units, they must give written notice to Equistar and the other partners stating

  . their desire to transfer their partnership interests

  . the cash purchase price

  . all other terms on which they are willing to sell

   Delivery of this initial notice will constitute the irrevocable offer by the selling partners to sell their partnership interest. The nonselling partners shall have the option, exercisable by delivering written acceptance notice of the exercise to the selling partners within 45 days after receiving notice of the sale, to elect to purchase all of the partnership interests of the selling partners on the terms described in the initial notice. If all of the other nonselling partners deliver notice of acceptance, then all of the partnership interests shall be transferred in proportion to the partners' current percentage interest unless otherwise agreed. If less than all of the nonselling partners deliver notice of acceptance, the partner who delivers notice of acceptance will have the option of purchasing all of the partnership interests up for sale. The notice of acceptance will set a date for closing the purchase which is not less than 30 nor more than 90 days after delivery of the notice of acceptance, subject to extension. The purchase price for the selling partners' partnership interests will be paid in cash. The cash shall be delivered at the closing.

   If the nonselling partners do not elect to purchase the selling partners' partnership interests within 45 days after the receipt of initial notice of sale, the selling partners will have a further 180 days during which they may consummate the sale of their units to a third-party purchaser. The sale to a third-party purchaser must be at a purchase price and on other terms that are no more favorable to the purchaser than the terms offered to the Equistar partners. If the sale is not completed within the 180-day period, the initial notice will be deemed to have expired, and a new notice and offer shall be required before the selling partners may make any transfer of their partnership interests.

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

   Before the selling partners may consummate a transfer of their partnership interests to a third party under the partnership agreement, the selling partners will demonstrate the suitability of the proposed purchaser as an Equistar partner. The person willing to serve as the proposed purchaser's guarantor must have outstanding indebtedness that is rated investment grade by Moody's and S&P's. If the proposed guarantor has no rated indebtedness outstanding, it shall provide an opinion from a nationally recognized investment banking firm that it could be reasonably expected to obtain suitable ratings. In addition, a partner may transfer its partnership interests only if

  . the transferee executes an appropriate agreement to be bound by the partnership agreement

  . the transferor and/or the transferee bears all reasonable costs incurred by Equistar in connection with the transfer

  . the guarantor of the transferee delivers an agreement to the ultimate parent entity of the nonselling partners and to Equistar substantially in the form of the parent agreement

   A partner will not in any transaction or series of actions, directly or indirectly, pledge all or any part of its partnership interest. However, a partner may at any time assign its right to receive distributions from Equistar so long as the assignment does not purport to assign any

  . right of the partner to participate in or manage the affairs of Equistar

  . right of the partner to receive any information or accounting of the affairs of Equistar

  . right of the partner to inspect the books or records of Equistar

  . any other right of a partner under the partnership agreement or the Delaware Revised Uniform Limited Partnership Act

In addition, except for any restrictions imposed by the parent agreement, nothing in Equistar's partnership agreement will prevent the transfer or pledge by the owner of any capital stock, equity ownership interests or other security of the partner or any affiliate of a partner.

 Business Opportunities Which Must be Offered to Equistar

   Except as described below, each partner's affiliates are free to engage in or possess an interest in any other business of any type and to avail themselves of any business opportunity available to it without having to offer Equistar or any partner the opportunity to participate in that business. If a partner's affiliate desires to initiate or pursue an opportunity to undertake, engage in, acquire or invest in a "related business," as defined in the partnership agreement, that partner or its affiliate will offer Equistar the business opportunity.

   A "related business" is any business related to

  . the manufacturing, marketing and distribution of the types of olefins, polyolefins, ethyl alcohol and ethyl ether and ethylene oxide, ethylene glycol and derivatives of ethylene oxide and ethylene glycol that are specific in the partnership agreement

  . the purchasing, processing and disposing of raw materials in connection with the manufacturing, marketing and distributing of the chemicals identified in the previous bulletpoint, and

  . any research and development in connection with the previous two bulletpoints


   When a proposing partner offers a business opportunity to Equistar, Equistar will elect to do one of the following within a reasonably prompt period

  . acquire or undertake the business opportunity for the benefit of Equistar as a whole, at the cost, expense and benefit of Equistar

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

  . permit the proposing partner to acquire or undertake the business opportunity for its own benefit and account without any duty to Equistar or the other partners

   If the business opportunity is in direct competition with the then-existing business of Equistar, then the proposing partner and Equistar shall, if either so elects, seek to negotiate and implement an arrangement whereby Equistar would either

  . acquire or undertake the competing opportunity at the sole cost, expense and benefit of the proposing partner under a mutually acceptable arrangement. Under the arrangement, the competing opportunity will be treated as a separate business within Equistar. The proposing partner bears costs, expenses and benefits of the separate business

     or

  . enter into a management agreement with the proposing partner to manage the competing opportunity on behalf of the proposing partner. The management agreement will be on terms and conditions mutually acceptable to the proposing partner and Equistar.

If Equistar and the proposing partner do not reach agreement as to an arrangement, the proposing partner may acquire or undertake the competing opportunity for its own benefit and account without any duty to Equistar or the other partners.

   In addition, if the business opportunity constitutes less than 25% of an acquisition of or investment in assets, activities, operations or businesses that is not otherwise a related business, then a proposing partner may acquire or invest in a business opportunity without first offering it to Equistar. The 25% figure is based on annual revenues for the most recently completed fiscal year. After completion of the above acquisition or investment, the proposing partner must offer the business opportunity to Equistar under the terms described above. If Equistar elects to pursue the business opportunity, it will be acquired by Equistar at its fair market value as of the date of the acquisition.

   Equistar will permit the first general partner and its affiliates to acquire or undertake a business opportunity, and the business opportunity shall be treated in the same manner as if the general partners and its affiliates were a proposing partner with respect to the business opportunity if

  . Equistar is presented with an opportunity to acquire or undertake a business opportunity that it determines not to acquire or undertake

  . the representatives of one general partner, but not the other general partners, desire that Equistar acquire or undertake the business opportunity

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                      Description of the Parent Agreement

   Lyondell, Millennium, Occidental, Occidental Chemical Corporation, Oxy CH Corporation and Equistar are parties to an amended and restated parent agreement and, along with Occidental Chemical Holding Corporation, an assignment and assumption agreement. The parent agreement, as modified by the assignment and assumption agreement, provides for, among other things, a guarantee of the obligations of their respective subsidiaries by each of Lyondell, Millennium and Occidental Chemical Holding (the "Guarantor Parents"), transfer restrictions with respect to the stock of the subsidiaries that hold the direct interests in Equistar (the "Partner Sub Stock") and a requirement to present specified business opportunities to Equistar. The following is a summary of the material provisions of the parent agreement as modified by the assignment and assumption agreement, which is available upon written request as provided under "Available Information."

 Guarantee of Obligations Under the Partnership Agreement and Related Party Agreements

   Each of the Guarantor Parents has guaranteed, undertaken and promised to cause the due and punctual payment and the full and prompt performance of all of the amounts to be paid and all of the terms and provisions to be performed or observed by or on the part of its Affiliated Obligors, as defined below, under various agreements, including, without limitation, the partnership agreement and the asset contribution agreements, by its respective subsidiaries. The subsidiaries are as follows

  . Lyondell GP and Lyondell LP in the case of Lyondell (the "Lyondell
    Partner Subs")

  . Millennium GP and Millennium LP in the case of Millennium (the
    "Millennium Partner Subs")

  . Occidental GP, Occidental LP1 and Occidental LP2 in the case of
    Occidental Chemical Holding (the "Occidental Partner Subs")

The Occidental Partner Subs, Lyondell Partner Subs and Millennium Partner Subs, and any other direct or indirect subsidiary of any of the Guarantor Parents that are parties to the other agreements defined below are collectively referred to as the "Affiliated Obligors." The guarantee extends, according to the terms of the other agreements, as follows

  . in the event that its Affiliated Obligors fail in any manner whatsoever to timely pay, perform or observe any of the terms and provisions of other agreements, the Guarantor Parent will either

    --itself duly and punctually pay, or fully and promptly perform or observe, as the case may be, the terms and provisions

    --cause the same to be duly and punctually paid, or fully and promptly performed or observed

  . in each of the above, the Guarantor Parent will act as if the Guarantor
    Parent were itself the obligor with respect to the terms and provisions under other agreements

Insofar as the foregoing relates to the obligations of an Affiliated Obligor under Equistar's partnership agreement, no Guarantor Parent will be required to make, or cause a Partner Sub to make, any contribution to Equistar that the Partner Sub is not otherwise required to make under terms of Equistar's partnership agreement concerning required capital contributions. Insofar as the provisions described in this subsection apply to agreements other than the partnership agreement and the parent agreement, the term "Affiliated Obligors" will not include Equistar or any partner of Equistar in its capacity as a partner. The parent agreement provides expressly that the parent guarantees inure solely to the benefit of the beneficiaries specified in the parent agreement, which consist of Equistar, Lyondell, Millennium, Occidental and the Affiliated Obligors. The parent agreement also states that nothing in the agreement confers upon any other person any rights, benefits or remedies by reason of the parent agreement. Accordingly, the holders of the notes may not enforce any provision, or seek relief by reason, of the parent agreement.

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 Conflict Circumstance

   The provisions described under the caption "Guarantee of Obligations Under the Partnership Agreement and Related Party Agreements" do not apply to terms and provisions of other agreements that are within the scope of the provisions described in this subsection. Equistar's partnership agreement includes definitions of "Conflicted General Partner" and "Nonconflicted General Partner" and provides that the Nonconflicted General Partners have some exclusive rights to control Equistar with respect to any Conflict Circumstance. Without limiting the rights of its Partner Sub under the partnership agreement, and without prejudice to any rights, remedies or defenses Equistar may have in any other agreement or Conflict Circumstance, each of Lyondell, Millennium and Occidental Chemical Holding has agreed to cause its Partner Sub to both

  . cause Equistar to pay, perform and observe all of the terms and provisions of other agreements to be paid, performed or observed by or on the part of Equistar under the agreements, according to their terms to the extent that the Partner Sub is a Nonconflicted General Partner and is thereby entitled to cause the payment, performance and observance of the terms and provisions

  . except to the extent inconsistent with its obligations above, abide by its obligations as a Nonconflicted General Partner with respect to any conflict circumstance arising in connection with any other agreement according to the terms of the partnership agreement that apply; each of Lyondell's, Millennium's or Occidental Chemical Holding's responsibility for a failure of Equistar to pay, perform or observe its obligations under the other agreements shall be limited to the circumstances in which Equistar's failure to so pay, perform or observe its obligations under the other agreements was directly caused by an act or failure to act by its Partner Sub

Nothing in the provisions described in this subsection shall require Lyondell, Millennium or Occidental Chemical Holding to make or cause the Partner Sub to either

  . cure or mitigate any inability of Equistar to make any payment or to perform or observe any terms and provisions under any other agreements

  . cause Equistar to require from the Partner Subs any cash contributions in respect of any payment, performance or observance involving a conflict circumstance

  . make any contribution to Equistar that the Partner Sub is not otherwise required to make under terms of the partnership agreement concerning required capital contributions

See "Description of the Partnership Agreement--Transactions with Affiliates."

 Restrictions on Transfer of Partner Sub Stock

   Without the consent of each of Lyondell, Millennium, Oxy CH and Occidental Chemical (the "Ownership Parents"), none of Lyondell, Millennium, Occidental Chemical or Oxy CH may transfer less than all of its Partner Sub Stock except in compliance with the following provisions.

   Each of Lyondell, Millennium, Oxy CH or Occidental Chemical may transfer all, but not less than all, of its Partner Sub Stock, without the consent of the other Ownership Parents, if the transfer is in connection with either

  . a merger, consolidation, conversion or share exchange of the Ownership
    Parent

  . a sale or other disposition of

    --the Partner Sub Stock

     plus

    --other assets representing at least 50% of the book value of the Ownership Parent's assets (or in the case of each of Oxy CH and Occidental Chemical, 50% of the book value of Oxy CH's assets) excluding the Partner Sub Stock, as reflected on its most recent audited consolidated or combined financial statements

Following the consummation of any transaction involving Oxy CH or Occidental Chemical, the Partner Sub Stock held directly or indirectly by Oxy CH and Occidental Chemical on the date of the parent agreement shall

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

be held by the same transferee or one or more transferees that are wholly owned affiliates of each other or of a common parent entity.

   In addition, any transfer of Partner Sub Stock by any Ownership Parent described above is only permitted if the acquiring, succeeding or surviving entity, if any, both

  . succeeds to and is substituted for the transferring Ownership Parent with the same effect as if it had been named in the parent agreement

  . executes an instrument agreeing to be bound by the obligations of the transferring Ownership Parent under the parent agreement, with the same effect as if it had been named in the instrument

The transferring Ownership Parent may be released from its guarantee obligations under the parent agreement after the successor parent agrees to be bound by the Ownership Parent's obligations.

   Unless a transfer is permitted under the provisions described above, any Ownership Parent desiring to transfer all of its Partner Sub Stock to any person, including another Ownership Parent or any affiliate of an Ownership Parent, may only transfer its Partner Sub Stock for cash consideration and will give written notice to Equistar and each of the other Ownership Parents. The notice will state

  . the selling parent's desire to transfer its Partner Sub Stock

  . the cash purchase price, and

  . all other terms on which the selling parent is willing to sell

   Each offeree parent will have the option to elect to purchase all of its proportional share, in the case of both of the limited partner and general partner, of all of the Partner Sub Stock of the selling parent. The option to purchase is on the terms described in the initial notice of sale. If one of the selling parents, but not the other, elects to so purchase, the selling parent shall give written notice thereof to the offeree parent electing to purchase, and that parent shall have the option to purchase all of the Parent Sub Stock held by the selling parent, including the Partner Sub Stock it has not previously elected to purchase. Any election by an offeree parent not to purchase all of the Partner Sub Stock shall be deemed a rescission of the parent's original notice of acceptance and an election not to purchase any of the Partner Sub Stock of that selling parent. If one or both of the offeree parents do not elect to purchase all of the selling parent's Partner Sub Stock within 45 days after the receipt of the initial notice or within 15 days after the receipt of the notice to an offeree parent electing to purchase, if applicable, the selling parent will have a further 180 days during which it may, subject to the provisions of the following paragraph, consummate the sale of its Partner Sub Stock to a third-party purchaser. The sale to a third-party purchaser may be at a purchase price and on other terms that are no more favorable to the purchaser than the initial terms offered to the offeree parents. If the sale is not completed within the further 180-day period, the initial notice of sale will be deemed to have expired and a new notice and offer shall be required before the selling parent may make any transfer of its Partner Sub Stock.

   Before the selling parent may consummate a transfer of its Partner Sub Stock to a third party under the provisions described in the foregoing two paragraphs, the selling parent shall demonstrate to the other Ownership Parents that the proposed purchaser, or the person willing to serve as its guarantor as contemplated by the terms of the parent agreement, has outstanding indebtedness that is rated investment grade by either Moody's or S&P. If such proposed purchaser or the other person has no rated indebtedness outstanding, that person shall provide an opinion from Moody's, S&P or from a nationally recognized investment banking firm that it could be reasonably expected to obtain a suitable rating. Moreover, an Ownership Parent may transfer its Partner Sub Stock, under the previous two paragraphs, only if all of the following occur:

  . the transfer is accomplished in a nonpublic offering in compliance with, and exempt from, the registration and qualification requirements of all federal and state securities laws and regulations

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

  . the transfer does not cause a default under any material contract which has been approved unanimously by the partnership governance committee and to which Equistar is a party or by which Equistar or any of its properties is bound

  . the transferee executes an appropriate agreement to be bound by the parent agreement

  . the transferor and/or transferee bears all reasonable costs incurred by Equistar in connection with the transfer

  . the transferee, or the guarantor of the obligations of the transferee, delivers an agreement to each of the other Ownership Parents and Equistar substantially in the form of the parent agreement

  . the proposed transferor is not in default in the timely performance of any of its material obligations to Equistar

   In no event may any Ownership Parent transfer the Partner Sub Stock of any of its Partners' subs to any person unless the Ownership Parent simultaneously transfers the Partner Sub Stock of its other partners' sub or subs to the person or a wholly owned affiliate of the person or a common parent.

 Competing Business by Partners of Equistar or Their Affiliates

   If any of Lyondell, Millennium or Occidental Chemical, Oxy CH or Occidental Chemical Holding or any of their affiliates desires to initiate or pursue any opportunity to undertake, engage in, acquire or invest in a business opportunity, it shall agree to offer that business opportunity to Equistar under the terms and conditions in the partnership agreement as if it were the "proposing partner," as described above in "Description of the Partnership Agreement--Business Opportunities Which Must be Offered to Equistar." Equistar will have the rights and obligations arising from the offer of the business opportunity granted by the partnership agreement. See "Description of the Partnership Agreement--Business Opportunities Which Must be Offered to Equistar."

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                              Related Transactions

   All of the related transactions described below were obtained on terms substantially no more favorable than those that would have been agreed upon by third parties on an arm's length basis.

 Asset Contributions by Lyondell and Affiliates of Millennium and Occidental

   Both Lyondell and Millennium Petrochemicals entered into separate asset contribution agreements on December 1, 1997, providing for the contribution of the Lyondell and Millennium contributed businesses. Wholly owned subsidiaries of Occidental (the "Occidental Subsidiaries") entered into an asset contribution agreement with Equistar on May 15, 1998, with respect to the transfer of the Occidental contributed business, a portion of which transfer was accomplished through a merger of an Occidental Subsidiary with and into Equistar. Among other things, the asset contribution agreements required representations and warranties by the contributor regarding the transferred assets and indemnification of Equistar by the contributor. These agreements also provide for the assumption by Equistar of, among other things

  . third-party claims that are related to preclosing contingent liabilities that are asserted before December 1, 2004, as to Lyondell and Millennium Petrochemicals or before May 15, 2005, as to the Occidental Subsidiaries, to the extent the aggregate amount does not exceed, in the case of each of Lyondell, Millennium and the Occidental Subsidiaries, $7 million

  . third-party claims related to preclosing contingent liabilities that are asserted for the first time after December 1, 2004, as to Lyondell and Millennium Petrochemicals or after May 15, 2005, as to the Occidental Subsidiaries

  . obligations for $745 million of Lyondell indebtedness, a portion of which was since repaid

  . a $750 million intercompany obligation of Millennium Petrochemicals to an indirect subsidiary of Millennium, which was since repaid

  . the lease intended for security relating to the Corpus Christi facility contributed by Occidental, which was since repaid

  . liabilities for products sold after December 1, 1997, as to Lyondell and Millennium Petrochemicals or after May 15, 1998, as to the Occidental Subsidiaries, regardless of when manufactured

  . in the case of each of the Lyondell and Millennium Petrochemicals asset contribution agreements, unfunded health care and life insurance post-retirement benefits related to the applicable contributed business or to former Lyondell employees

  . in the case of the Millennium Petrochemicals asset contribution agreement, future maintenance and maintenance turnaround costs related to the Millennium contributed business

  . in the case of each of the Millennium Petrochemicals and Occidental asset contribution agreements, obligations under railcar leases under which Equistar is the lessee

   Lyondell, Millennium Petrochemicals and the Occidental Subsidiaries entered into Master Intellectual Property Agreements and other related agreements with respect to intellectual property with Equistar. These agreements provide for all of the following

  . the transfer of intellectual property of Lyondell, Millennium
    Petrochemicals and the Occidental Subsidiaries related to the businesses each contributed to Equistar

  . rights and licenses to Equistar with respect to intellectual property retained by Lyondell, Millennium Petrochemicals or the Occidental Subsidiaries that was not solely related to the business of Equistar but is useful in that business

  . rights and licenses from Equistar to Lyondell, Millennium Petrochemicals and the Occidental Subsidiaries with respect to intellectual property transferred to Equistar that Lyondell, Millennium Petrochemicals and the Occidental Subsidiaries may use in connection with their other businesses

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

   Lyondell, Millennium Petrochemicals and the Occidental Subsidiaries each entered into various other conveyance documents with Equistar to effect their asset contributions as provided for in their respective contribution agreements.

 Loans by Millennium and Occidental

   In May 1998, in connection with Occidental's entry into Equistar, Equistar executed promissory notes to Millennium in the principal amount of $75.0 million and to Occidental in the principal amount of $419.7 million. Each of the notes provided for the annual accrual of interest based on a year of 360 days and actual days elapsed at an interest rate equal to LIBOR plus 0.6%. These notes were paid in full in June 1998 with borrowings under Equistar's bank $500 million credit facility and $1.25 billion revolving credit facility.

 Loan by Equistar to Lyondell

   In December 1997, Lyondell's subsidiary that is a limited partner in Equistar executed a promissory note to Equistar in the principal amount of $345 million as part of its capital contribution to Equistar. The note provided for the annual accrual of interest based on a year of 360 days at a rate of LIBOR plus 0.5%. Lyondell had the right to prepay any portion of the principal and interest due without penalty or premium. This note was repaid in full in July 1998, and the proceeds were distributed to Lyondell and Millennium.

 Transactions with Lyondell Methanol

   Equistar provides operating and other services for Lyondell Methanol under the terms of existing agreements that were assumed by Equistar from Lyondell, including the lease to Lyondell Methanol by Equistar of the real property on which its methanol plant is located. Under the terms of those agreements, Lyondell Methanol pays Equistar a management fee of $6 million per year and will reimburse some expenses of Equistar at cost. Equistar sells natural gas to Lyondell Methanol at prices generally representative of Equistar's cost. Lyondell Methanol purchased natural gas in the amounts of $44 million for 1998 and $4 million for December 1997. All of the foregoing agreements with Lyondell Methanol are expected to continue on terms similar to those described above.

 Transactions with LYONDELL-CITGO Refining

   In connection with the formation of Equistar, Lyondell's rights and obligations under the terms of its product sales and raw material purchase agreements with LYONDELL-CITGO Refining were assigned to Equistar. Accordingly, refinery products, including propane, butane, naphthas, heating oils and gas oils, are sold by LYONDELL-CITGO Refining to Equistar as raw materials, and some olefins by-products are sold by Equistar to LYONDELL-CITGO Refining for processing into gasoline. Net payments from LYONDELL-CITGO Refining to Equistar in connection with these product sales and raw material purchase agreements were $92 million for 1998 and $1 million for December 1997.

   Equistar and LYONDELL-CITGO Refining are also parties to

  . tolling arrangements under which some of LYONDELL-CITGO Refining's coproducts are transmitted to Equistar and processed by Equistar, with the resulting product being returned to LYONDELL-CITGO Refining

  . terminaling and storage obligations

  . agreements for Equistar to perform some marketing services for LYONDELL-
    CITGO Refining

   Aggregate payments under these various services agreements of $15 million were made by LYONDELL-CITGO Refining to Equistar with respect to 1998. No payments were made for December 1997.

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

   All of the agreements between LYONDELL-CITGO Refining and Equistar are on terms generally representative of prevailing market prices. All of the foregoing agreements with LYONDELL-CITGO Refining are expected to continue on terms similar to those described above.

 Services and Shared-Site Agreements with Lyondell and Affiliates of Millennium and Occidental

   Lyondell has agreed to provide some types of corporate, general and administrative services to Equistar, including legal, treasury, risk management, tax services and employee benefit plan administration. Equistar has also agreed to provide services to Lyondell, including health, safety and environmental services, human resource services, information services and legal services. Depending on the nature of the services, a fixed price may be paid or costs reimbursed. As a consequence of services being provided by Equistar to Lyondell and by Lyondell to Equistar, a net payment is made by Equistar to Lyondell of approximately $90,000 per month. These service agreements are expected to continue on terms substantially similar to those described above.

   Equistar and Millennium Petrochemicals have entered into a variety of operating, manufacturing and technical service agreements related to the business of Equistar and the vinyl acetate monomer, acetic acid, synthesis gas and methanol businesses retained by Millennium Petrochemicals. These agreements include the provision by Equistar to Millennium Petrochemicals of materials management, utilities, fuelstreams, office space, health, safety and environmental services and computer services. These agreements also include the provision by Millennium Petrochemicals to Equistar of operational services, including waste water treatment, fuelstreams and barge dock access and services. As a consequence of services being provided by Equistar to Millennium Petrochemicals and by Millennium Petrochemicals to Equistar, net payments were made by Millennium Petrochemicals to Equistar of $5 million with respect to 1998. No payments were made for December 1997. In the case of product sales, prices are generally market-related. In the case of services, prices are usually based on an allocation of costs according to anticipated relative usage. Equistar also purchases relatively small amounts of vinyl acetate monomer from Millennium Petrochemicals. Millennium Petrochemicals purchases relatively small amounts of hydrogen and natural gas from Equistar. Except for modifications resulting from Millennium Petrochemicals' recent sale of its synthesis gas and methanol businesses, these service and product sales agreements are expected to continue on terms similar to those described above.

   On May 15, 1998, Occidental Chemical and Equistar entered into an operating agreement under which Occidental Chemical agreed to operate and maintain the Occidental contributed business and to cause third parties to continue to provide equipment, products and commodities in connection with the Occidental contributed business upon substantially the same terms and conditions as provided before the transfer of the Occidental contributed business. Under the terms of the operating agreement, Equistar agreed to reimburse Occidental Chemical for its costs in connection with the services provided to Equistar and to pay Occidental Chemical an administrative fee. The operating agreement terminated according to its terms on June 1, 1998. During the term of the operating agreement, Equistar paid Occidental Chemical an administrative fee of $1 million in connection with the services Occidental Chemical rendered to Equistar under the agreement.

   On June 1, 1998, Occidental Chemical and Equistar entered into a transition services agreement. Under the terms of the transition services agreement, Occidental Chemical agreed to provide to Equistar services in connection with the transferred businesses, including services related to accounting, payroll, office administration, marketing, transportation, purchasing and procurement, management, human resources, customer service and technical services. In consideration for the services provided by Occidental Chemical under the agreement, depending on the service, Equistar is required to either

  . pay Occidental Chemical a fixed fee for their services according to the terms of the transition services agreement

  . reimburse Occidental Chemical for all reasonable, direct, out-of-pocket costs that are incurred by Occidental Chemical in connection with providing their services


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The transition services agreement provides that the parties must mutually agree as to which payment option they wish to use. Between June 1, 1998 and December 31, 1998, Equistar paid Occidental Chemical $6 million in connection with services provided under the agreement. The transition services agreement expires by its terms on June 1, 1999.

   Equistar and Occidental Chemical have entered into a toll processing agreement, dated as of May 15, 1998, whereby Equistar has retained the services of Occidental Chemicals's facilities in Ashtabula, Ohio, for the processing of Glycol Ether TM into Glycol Ether TM Borate Ester material for brake or clutch fluid. Under the terms of the agreement, Equistar procures from Occidental Chemical its total requirements of Glycol Ether TM Borate Ester, up to a maximum of 1 million pounds, in any calendar quarter. The agreement requires Occidental Chemical to process Glycol Ether TM into Glycol Ether TM Borate Ester exclusively for Equistar. The fee for the processing is $0.35 per pound of Glycol Ether TM Borate Ester until April 30, 1999. After April 30, 1999, the fee may be adjusted based on a price index according to the terms of the agreement. Between May 15, 1998 and December 31, 1998, Equistar paid Occidental Chemical $124,000 under the agreement. The initial term of the agreement ends on December 31, 2001, but will continue from year to year unless terminated effective December 31 of the relevant year by either party upon at least 12 months' written notice.

 Occidental Ethylene Sales Agreement

   Equistar and Occidental Chemical entered into an ethylene sales agreement, dated May 15, 1998. Under the terms of the ethylene sales agreement with Occidental Chemical, Occidental Chemical has agreed to purchase an annual minimum amount of ethylene from Equistar equal to 100% of the ethylene raw material requirements of Occidental Chemical's United States plants. The ethylene raw material is exclusively for internal use in production at these plants less any quantities up to 250 million pounds tolled according to the provisions of the agreement. Internal use in production is estimated to be 2 billion pounds per year at the time of signing the agreement.

   Equistar's maximum supply obligation in any calender year under the ethylene sales agreement with Occidental Chemical is 2.55 billion pounds. Upon three years' notice from either party to the other, the ethylene sales agreement with Occidental Chemical may be "phased down." No phase down may commence before January 1, 2009. According to the phase-down provisions of the agreement, the annual minimum requirements specified in the agreement must be phased down over at least a five-year period.

   The ethylene sales agreement with Occidental Chemical provides that each month Occidental Chemical will pay a price approximately equal to Equistar's quarterly quantity weighted-average net ethylene final transaction price for sales to third parties. Between May 15, 1998 and December 31, 1998, Equistar received aggregate payments from Occidental Chemical of $171 million under the ethylene sales agreement.

 Other Product Sales to Related Parties

   Ethylene Sales Agreement with Millennium Petrochemicals. Equistar sells ethylene to Millennium Petrochemicals at market-related prices under an agreement entered into in connection with the formation of Equistar. Under this agreement with Millennium Petrochemicals, Millennium Petrochemicals is required to purchase 100% of its ethylene requirements for its La Porte, Texas facility, estimated at 300 million pounds per year, up to a maximum of 330 million pounds per year. Millennium Petrochemicals has the option to increase the amount purchased up to 400 million pounds per year beginning January 1, 2001. The initial term of the contract expires December 1, 2000. The contract automatically renews annually. Either party may terminate on one year's notice. If Millennium Petrochemicals elects to increase its purchases under the contract, however, a party must provide two years' notice of termination. The pricing terms under this agreement between Equistar and Millennium Petrochemicals are similar to the ethylene sales agreement. Millennium Petrochemicals paid $40 million to Equistar for ethylene for 1998. Millennium Petrochemicals paid $5 million to Equistar for ethylene for December 1997.

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   Ethylene Sales Agreement with Lyondell. Lyondell has purchased ethylene and propylene from Equistar since its formation on price terms comparable to those of the ethylene sales agreement. Lyondell paid $21 million to Equistar for ethylene for 1998. Lyondell paid $3 million to Equistar for ethylene for December 1997. Lyondell paid $29 million to Equistar for propylene for 1998 and $4 million to Equistar for propylene for December 1997. Lyondell and Equistar contemplate entering into agreements concerning sales by Equistar to Lyondell of ethylene, propylene, benzene, ethylene oxide and methanol. In the case of ethylene, propylene, benzene and ethylene oxide, the contracts are expected to be requirements contracts, less amounts Lyondell is required to purchase under outstanding agreements, at market-related prices. A wholly owned subsidiary of Lyondell licenses MTBE technology to Equistar. This subsidiary also purchases a significant portion of the MTBE produced by Equistar at one of its two Channelview units at market-related prices.

 Related Party Leases

   Equistar subleases office space for its headquarters and administrative functions from Lyondell. Equistar paid $5 million for the office space for 1998. Equistar paid $234,000 for the office space for December 1997. Millennium Petrochemicals subleases administrative office space from Equistar. Millennium Petrochemicals paid $504,000 for 1998. Millennium Petrochemicals paid $42,000 for December 1997 under the sublease agreement.

 Agreement Regarding Services of Equistar's Chief Executive Officer

   Dan F. Smith serves as the Chief Executive Officer of both Lyondell and Equistar and is a director of Lyondell. Mr. Smith receives no compensation from Equistar. Under an agreement between Equistar and Lyondell, Equistar pays Lyondell a monthly amount in respect of Mr. Smith's services. In 1998, Equistar paid Lyondell $1.2 million. In December 1997, Equistar paid Lyondell $100,000. After December 31, 1998, Equistar will pay an amount equal to 125% of Eugene Allspach's estimated cash compensation as compensation to Lyondell for the services rendered by Mr. Smith. See "Management--Members of the Partnership Governance Committee, Executive Officers of Equistar and Directors and Executive Officers of Equistar Funding" and "Compensation."

 Indemnity Agreement with Occidental Chemical

   Equistar and Occidental Chemical have entered into an indemnity agreement pursuant to which Occidental Chemical agrees to contribute to Equistar an amount equal to up to the lesser of $419.7 million or the principal amount of the notes due 2009 then outstanding, together with interest. Occidental Chemical is only required to pay this amount to Equistar if the holders of the notes due 2009 have not been able to obtain payment after the holders of the notes due 2009 have pursued and exhausted all their remedies to compel payment by Equistar and Equistar Funding, including the liquidation of assets. The indemnity expressly does not create any right in the holders of the notes due 2009 or any person other than Occidental Chemical, Equistar and the partners in Equistar. The indemnity may be terminated without the consent of the holders of the notes due 2009.

   The indemnity will remain in effect indefinitely, but at any time after June 14, 2005, Occidental Chemical may elect to terminate the indemnity if all of the following conditions exist:

  . Equistar's ratio of total indebtedness to total capitalization is, as of the most recently completed fiscal quarter, lower than the same ratio for the 12-month period ending December 31, 1998

  . Equistar's ratio of earnings before interest, taxes, depreciation and amortization to net interest for the most recent 12-month period is at least 105% of the same ratio for the 12-month period ending December 31, 1998

  . Equistar is not then in default in the payment of principal of, or interest on, any indebtedness for borrowed money in excess of $15 million

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  . Equistar is not then in default in respect of any covenants, other than those relating to payment of principal and/or interest, relating to any indebtedness for borrowed money if the effect of a default shall be to accelerate, or to permit the holder or obligee of such indebtedness, or any trustee on behalf of a holder or obligee, to accelerate, with or without the giving of notice or lapse of time or both, the indebtedness in an aggregate amount in excess of $50 million

   In addition, if Occidental GP, Occidental LP1 and Occidental LP2 sell all of their respective interests in Equistar to an unaffiliated third party at any time, or if Occidental Chemical Holding Corporation sells all of its interests in Occidental GP, Occidental LP1 and Occidental LP2, Occidental Chemical may elect to terminate its indemnity, if, at the time of the sale or termination, Equistar has an investment grade credit rating or the fair market value of Equistar's assets is at least 140% of the gross amount of its liabilities.

   If Occidental sells its interest in Equistar, Occidental may terminate the indemnity if Equistar has an investment grade credit rating or the fair market value of Equistar's assets is at least 140% of the gross amount of its liabilities.

   Occidental Chemical may assign its rights or obligations under the indemnity to Occidental at any time without the consent of Equistar. Following such an assignment, Occidental Chemical may terminate the indemnity at any time if Equistar ceases to be an affiliate of Occidental.

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

                              The Exchange Offers

   We are offering to exchange our outstanding 8 1/2% notes due 2004 for a like principal amount of our new 8 1/2% notes due 2004 and our outstanding 8 3/4% notes due 2009 for a like principal amount of our new 8 3/4% notes due 2009. The offers to exchange our 8 1/2% notes and our 8 3/4% notes are separate, independent offers. We may extend, delay or terminate one offer without extending, delaying or terminating the other offer. The description of the exchange offers contained in this prospectus applies to both our offer to exchange the 8 1/2% notes and our offer to exchange the 8 3/4% notes. However, holders of either series of outstanding notes will need to complete the exchange offer documentation related to that particular series. Holders of both the 8 1/2% notes and the 8 3/4% notes wishing to exchange both series of notes will need to complete two separate sets of exchange offer documents.

Purpose and Effect of the Exchange Offers

   In connection with the sale of outstanding notes, we entered into an exchange and registration rights agreement with the initial purchasers of the outstanding notes. In the exchange and registration rights agreement, we agreed to file a registration statement relating to both of our offers to exchange the outstanding 8 1/2% notes for new 8 1/2% notes and the outstanding 8 3/4% notes for new 8 3/4% notes. We also agreed to use our reasonable best efforts to complete both of the offers within 180 days after February 16, 1999. We are offering the new notes under this prospectus to satisfy those obligations under the exchange and registration rights agreement.

   However, the SEC has recently proposed the repeal of its interpretations permitting the use of a registration statement in connection with exchange offers such as ours. We cannot predict whether the SEC will act on this proposal before completion of the exchange offers. If those interpretations are repealed before the exchange offers are completed, holders of outstanding notes will not be able to receive new notes under the exchange offers. Rather, we will be required to register the outstanding notes under a shelf registration statement, in connection with resales by the holders. Holders will be required to deliver a prospectus to the purchasers and will be subject to civil liability provisions under the Securities Act in connection with their resales.

   We will file with the SEC a shelf registration statement to cover resales of either, or both, series of outstanding notes if any of the following occur

  . any changes in law or applicable interpretations by the staff of the SEC do not permit us to effect the exchange offers as contemplated by the exchange and registration rights agreement

  . any outstanding notes validly tendered under the exchange offers are not exchanged for new notes within 180 days after February 16, 1999

  . any initial purchaser so requests with respect to the outstanding notes not eligible to be exchanged for new notes in the exchange offers

  . any applicable law or interpretations do not permit any holder of outstanding notes to participate in the exchange offers

  . any holder of outstanding notes that participates in the exchange offers does not receive freely transferable new notes in exchange for tendered outstanding notes

  . we so elect

   If we are required to file a shelf registration statement, we will use our reasonable best efforts to cause the SEC to declare effective the shelf registration statement. We will also use our reasonable best efforts to keep the shelf registration statement effective for up to two years after February 16, 1999. We will have the ability to suspend the shelf registration statement for no more than (a) 45 days during the first 12-month period after February 16, 1999, and (b) 90 days during any subsequent 12-month period (a "Suspension Period"), if we

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determine, in our reasonable best judgment upon written advice of counsel, that continued effectiveness would require disclosure of confidential information or interfere with any financing, acquisition, reorganization or other material transaction involving Equistar.

   If we fail to comply with deadlines for completion of either or both of the exchange offers, we will be required to pay additional interest to holders of the outstanding notes. Please read the section captioned "The Exchange and Registration Rights Agreement" for more details regarding the exchange and registration rights agreement.

   To exchange an outstanding note for transferable new notes in one or both of the exchange offers, you will be required to make all of the following representations

  . any new notes you receive will be acquired in the ordinary course of business

  . you have no arrangement or understanding with any person to participate in the distribution of the outstanding notes or the new notes within the meaning of the Securities Act

  . you are not our "affiliate," as defined in Rule 405 of the Securities
    Act, or, if you are our affiliate, you will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable

  . if you are not a broker-dealer, you are not engaged in, and do not intend to engage in, the distribution of the new notes

  . if you are a broker-dealer that will receive new notes in exchange for outstanding notes acquired for your own account as a result of market-making activities or other trading activities, you will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the new notes.

Resale of New Notes

   Based on interpretations of the SEC staff in "no action letters" issued to third parties, we believe that each new note issued under each of the exchange offers may be offered for resale and be resold and otherwise transferred by the holder of that new note without compliance with the registration and prospectus delivery provisions of the Securities Act if

  . you are not our "affiliate" within the meaning of Rule 405 under the Securities Act

  . the new notes are acquired in the ordinary course of your business

  . you do not intend to participate in the distribution of new notes and have no arrangement or understanding with any person or entity to participate in a distribution of the new notes

However, the SEC has not considered either of our exchange offers in the context of a no-action letter, and there can be no assurance that the staff of the SEC would make a similar determination with respect to either of our exchange offers as in other circumstances.

   If you tender in one or both of the exchange offers with the intention of participating in any manner in a distribution of the new notes, you

  . cannot rely on these interpretations in no-action letters by the SEC staff

  . must comply with the registration and prospectus delivery requirements of the Securities Act -including being named as selling noteholders-in connection with a secondary resale transaction

   Unless an exemption from registration is otherwise available, any securityholder intending to distribute new notes should be covered by an effective registration statement under the Securities Act containing the selling security holder's information required by Item 507 of Regulation S-K under the Securities Act. This prospectus may be used for an offer to resell, resale or other retransfer of new notes of either series only as

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

specifically described in this prospectus. Only broker-dealers that acquired the outstanding notes as a result of market-making activities or other trading activities may participate in the exchange offers. Failure to comply with these requirements could result in liability for which you are not indemnified by us. Please read the section captioned "Plan of Distribution" for more details regarding the transfer of new notes.

Terms of the Exchange Offers

   Upon the terms and subject to the conditions described in this prospectus and in the applicable letter of transmittal, we will accept for exchange any outstanding notes properly tendered and not withdrawn before the expiration date for either exchange offer. We will issue $1,000 principal amount of new notes in exchange for each $1,000 principal amount of outstanding notes surrendered under the exchange offers. Outstanding notes may be tendered only in integral multiples of $1,000. No exchange offer for notes of a series is conditioned upon any minimum aggregate principal amount of outstanding notes of that series being tendered for exchange. One exchange offer is not dependent upon the consummation of the other exchange offer.

   As of the date of this prospectus, $300 million aggregate principal amount of 8 1/2% notes due 2004 and $600 million aggregate principal amount of 8 3/4% notes due 2009 are outstanding. This prospectus and the applicable letter of transmittal are being sent to all registered holders of outstanding notes. There will be no fixed record date for determining registered holders of outstanding notes entitled to participate in either of the exchange offers.

   We intend to conduct the exchange offers according to the provisions of the exchange and registration rights agreement, the applicable requirements of the Securities Act and the Securities Exchange Act of 1934 and the rules and regulations of the SEC. Outstanding notes that are not tendered for exchange in the exchange offers

  . will remain outstanding

  . will continue to accrue interest

  . will be entitled to the rights and benefits the holders have under the indenture relating to the notes and the exchange and registration rights agreement

   We will be deemed to have accepted for exchange properly tendered outstanding notes when we have given oral or written notice of the acceptance to the exchange agent and complied with the applicable provisions of the exchange and registration rights agreement. The exchange agent will act as agent for the tendering holders for the purposes of receiving the new notes.

   If you tender outstanding notes in an exchange offer, you will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of outstanding notes. We will pay all charges and expenses, other than some applicable taxes as described below, in connection with both of the exchange offers. It is important for holders to read the section labeled "--Fees and Expenses" for more details regarding fees and expenses incurred in the exchange offers.

   We will return any outstanding notes that we do not accept for exchange for any reason without expense to the tendering holder as promptly as practicable after the expiration or termination of the applicable exchange offer.

   In addition, we reserve the right in our sole discretion to (i) purchase or make offers for any outstanding notes that remain outstanding subsequent to the applicable expiration date and (ii) to the extent permitted by applicable law, purchase outstanding notes in the open market, in privately negotiated transactions or otherwise. The terms of any such purchases or offers may differ from the terms of the applicable exchange offer.

Expiration Date

   Each exchange offer will expire at 12:00 midnight, New York City time, on Monday, October 4, 1999, unless, in our sole discretion, we extend it.

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Extensions, Delay in Acceptance, Termination or Amendment

   We expressly reserve the right, at any time or at various times, to extend the period of time during which an exchange offer for notes of a series is open. We may extend that period for each series independently. During any extensions, all outstanding notes of that series you have previously tendered will remain subject to the exchange offer for that series, and we may accept them for exchange.

   To extend an exchange offer, we will notify the exchange agent orally or in writing of any extension. We will also make a public announcement of the extension no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

   If any of the conditions described below under "--Conditions to the Exchange Offers" have not been satisfied, we reserve the right, in our sole discretion to

  . delay accepting for exchange any outstanding notes of that series

  . extend either or both of the exchange offers

    or

  . terminate either or both of the exchange offers

by giving oral or written notice of a delay, extension or termination to the exchange agent. Subject to the terms of the exchange and registration rights agreement, we also reserve the right to amend the terms either or both of the exchange offers in any manner.

   Any delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice to the registered holders of outstanding notes of the series affected. If we amend an exchange offer in a manner we determine to constitute a material change, we will promptly disclose the amendment by means of a prospectus supplement and, if required, a post-effective amendment to the registration statement. We will distribute the supplement or the post-effective amendment to the registered holders of the outstanding notes of the series affected. Depending upon the significance of the amendment and the manner of disclosure to the registered holders, we will extend an exchange offer if the exchange offer would otherwise expire during that period.

   Without limiting the manner in which we may choose to make public announcements of any delay in acceptance, extension, termination or amendment of either or both of the exchange offers, we will have no obligation to publish, advertise or otherwise communicate any public announcement, other than by making a timely release to the Dow Jones News Service.

Conditions to the Exchange Offers

   Despite any other term of either of the exchange offers, if in our reasonable judgment either of the exchange offers, or the making of any exchange by a holder of outstanding notes of a series, would violate applicable law or any applicable interpretation of the staff of the SEC

  . we will not be required to accept for exchange, or exchange any new notes for, any outstanding notes of a series

  . we may terminate either or both of the exchange offers as provided in this prospectus before accepting any outstanding notes for exchange

In addition, we will not be obligated to accept for exchange the outstanding notes of any holder that has not made

  . the representations described under "--Purpose and Effect of the Exchange
    Offers," "--Procedures for Tendering" and "Plan of Distribution"

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  . other representations as may be reasonably necessary under applicable SEC rules, regulations or interpretations to make available to us an appropriate form for registration of the new notes under the Securities Act

   We expressly reserve the right to amend or terminate either or both of the exchange offers, and to reject for exchange any outstanding notes not previously accepted for exchange, upon the occurrence of any of the conditions to the exchange offers specified above. We will give oral or written notice of any extension, amendment, nonacceptance or termination to the holders of the outstanding notes of the series affected as promptly as practicable.

   These conditions are for our sole benefit, and we may assert them or waive them in whole or in part at any time or at various times in our sole discretion. If we fail at any time to exercise any of these rights, this failure will not mean that we have waived our rights. Each right will be deemed an ongoing right that we may assert at any time or at various times.

   In addition, we will not accept for exchange any outstanding notes tendered, and will not issue new notes in exchange for any outstanding notes tendered, if at that time any stop order has been threatened or is in effect with respect to
(1) the registration statement of which this prospectus is a part or (2) the qualification of the indenture relating to the notes under the Trust Indenture Act of 1939.

Procedures for Tendering

 How to Tender Generally

   Only a holder of outstanding notes may tender their outstanding notes in an exchange offer. To tender in either or both of the exchange offers, a holder must either (1) comply with the procedures for manual tender or (2) comply with the automated tender offer program procedures of DTC described below under "-- Tendering Through DTC's Automated Tender Offer Program."

   To complete a manual tender, you must

  . complete, sign and date the letter of transmittal or a facsimile of the letter of transmittal

  . have the signature on the letter of transmittal guaranteed if the letter of transmittal so requires

  . mail or delivery of the letter of transmittal or facsimile to the exchange agent before the expiration date; and

  . deliver the outstanding notes to be tendered to the exchange agent with the applicable letter of transmittal prior to the expiration date or make book-entry delivery of the outstanding notes to the exchange agent, in which case the exchange agent must receive, before the expiration date, a timely confirmation of book-entry transfer of the outstanding notes into the exchange agent's account at DTC according to the procedure for book-entry transfer described below

To be tendered effectively, the exchange agent must receive any physical delivery of the applicable letter of transmittal and other required documents at its address provided above under "Prospectus Summary--The Exchange Agent" before the expiration date. The tender by a holder that is not withdrawn before the expiration date and our acceptance of that tender will constitute an agreement between the holder and us according to the terms and subject to the conditions described in this prospectus and in the applicable letter of transmittal.

   If you wish to tender your outstanding notes and cannot comply with the requirement to deliver the letter of transmittal and your outstanding notes or use the automated tender offer program of DTC before the expiration date, you must tender your outstanding notes according to the guaranteed delivery procedures described below.

   The method of delivery of outstanding notes, the applicable letter of transmittal and all other required documents to the exchange agent is at the holder's election and risk. Delivery will be deemed made only when actually received or confirmed by the exchange agent unless we indicate otherwise. Rather than mail these items, we recommend that holders use an overnight or hand delivery service. In all cases, holders should allow sufficient time to assure delivery to the exchange agent before the

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expiration date. Holders should not send the applicable letter of transmittal or outstanding notes to us. Holders may request their broker-dealers, commercial banks, trust companies or other nominees to effect the above transactions on their behalf.

 Tendering Through DTC's Automated Tender Offer Program

   The exchange agent and DTC have confirmed that any financial institution that is a participant in DTC's system may use DTC's automated tender offer program to tender outstanding notes of either series. Participants in the program may, instead of physically completing and signing the applicable letter of transmittal and delivering it to the exchange agent, transmit their acceptance of an exchange offer electronically. They may do so by causing DTC to transfer the outstanding notes to the exchange agent according to its procedures for transfer. DTC will then send an agent's message to the exchange agent.

   The term "agent's message" means a message transmitted by DTC, received by the exchange agent and forming part of the book-entry confirmation, stating that

  . DTC has received an express acknowledgment from a participant in its automated tender offer program that is tendering outstanding notes that are the subject of book-entry confirmation

  . the participant has received and agrees to be bound by the terms of the applicable letter of transmittal or, in the case of an agent's message relating to guaranteed delivery, that the participant has received and agrees to be bound by the applicable notice of guaranteed delivery

  . the agreement may be enforced against the participant

 How to Tender if You Are a Beneficial Owner

   If you beneficially own outstanding notes of either series that are registered in the name of a broker-dealer, commercial bank, trust company or other nominee and you wish to tender those notes, you should contact the registered holder as soon as possible and instruct it to tender on your behalf. If you are a beneficial owner and wish to tender on your own behalf, you must, before completing and executing the applicable letter of transmittal and delivering your outstanding notes, either

  . make appropriate arrangements to register ownership of the outstanding notes in your name

  . obtain a properly completed bond power from the registered holder of your outstanding notes

The transfer of registered ownership may take considerable time and may not be completed before the expiration date.

 Signatures and Signature Guarantees

   You must have signatures on the applicable letter of transmittal or a notice of withdrawal described below guaranteed by one of the following:

  . a member firm of a registered national securities exchange

  . a member of the National Association of Securities Dealers, Inc.

  . a commercial bank or trust company having an office or correspondent in the United States

  . an "eligible guarantor institution" within the meaning of Rule 17Ad-15 under the Securities Exchange Act of 1934

The above "eligible institutions" must be a member of one of the recognized signature guarantee programs identified in the applicable letter of transmittal, unless the outstanding notes are tendered

  . by a registered holder who has not completed the box entitled "Special
    Issuance Instructions" or "Special Delivery Instructions" on the applicable letter of transmittal, and the new notes are being

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    issued directly to the registered holder of the outstanding notes tendered in the exchange for those new notes

  . for the account of an eligible institution

 When Endorsements or Bond Powers are Needed

   If the applicable letter of transmittal is signed by a person other than the registered holder of any outstanding notes, the outstanding notes must be endorsed or accompanied by a properly completed bond power. The bond power must be signed by the registered holder as the registered holder's name appears on the outstanding notes. An eligible institution must guarantee the signature on the bond power.

   If the applicable letter of transmittal or any outstanding notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, those persons should so indicate when signing. They should also submit evidence of their authority to deliver the letter of transmittal satisfactory to us unless we waive this requirement.

 Determinations Under the Exchange Offers

   We will determine in our sole discretion all questions as to the validity, form, eligibility, time of receipt, acceptance of tendered outstanding notes and withdrawal of tendered outstanding notes. Our determination will be final and binding. We reserve the absolute right to reject any outstanding notes not properly tendered or any outstanding notes our acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defects, irregularities or conditions of the exchange offer as to particular notes. Our interpretation of the terms and conditions of the exchange offers, including the instructions in the applicable letter of transmittal, will be final and binding on all parties.

   Unless waived, any defects or irregularities in connection with tenders of outstanding notes of either series must be cured within the time we shall determine. Neither we, the exchange agent nor any other person will be under any duty to give notification of defects or irregularities with respect to tenders of outstanding notes, and none of the aforementioned will incur liability for failure to give notification. Tenders of outstanding notes will not be deemed made until any defects or irregularities have been cured or waived. Any outstanding notes received by the exchange agent that are not properly tendered and the defects or irregularities of which have not been cured or waived will be returned to the tendering holder, unless otherwise provided in the applicable letter of transmittal, as soon as practicable following the expiration date.

 When We Will Issue New Notes

   In all cases, we will issue new notes for outstanding notes that we have accepted for exchange under the exchange offers only after the exchange agent timely receives both

  . outstanding notes or a timely book-entry confirmation of the outstanding notes into the exchange agent's account at DTC

  . a properly completed and duly executed letter of transmittal and all other required documents or a properly transmitted agent's message

 Return of Outstanding Notes Not Accepted or Exchanged

   If we do not accept any tendered outstanding notes for exchange for any reason described in the terms and conditions of the exchange offers or if outstanding notes are submitted for a greater principal amount than the holder desires to exchange, the unaccepted or nonexchanged outstanding notes will be returned without expense to their tendering holder. In the case of outstanding notes tendered by book-entry transfer into the exchange agent's account at DTC according to the procedures described below, the non-exchanged outstanding notes will be credited to an account maintained with DTC. These actions will occur as promptly as practicable after the expiration or termination of the applicable exchange offer.

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 Your Representations to Us

   By signing or agreeing to be bound by the applicable letter of transmittal, you will represent that, among other things

  . any new notes you receive will be acquired in the ordinary course of your business

  . you have no arrangement or understanding with any person or entity to participate in the distribution of the new notes or the outstanding notes within the meaning of the Securities Act

  . you are not our "affiliate," as defined in Rule 405 of the Securities
    Act, or, if you are our affiliate, you will comply with any applicable registration and prospectus delivery requirements of the Securities Act

  . if you are not a broker-dealer, you are not engaged in, and do not intend to engage in, the distribution of the new notes

  . if you are a broker-dealer that will receive new notes for your own account in exchange for outstanding notes that were acquired as a result of market-making activities or other trading activities, you will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the new notes

Book-Entry Transfer

   The exchange agent will make a request to establish an account with respect to the outstanding 8 1/2% notes and the outstanding 8 3/4% notes at DTC for purposes of the exchange offers promptly after the date of this prospectus. Any financial institution participating in DTC's system may make book-entry delivery of outstanding notes by causing DTC to transfer the outstanding notes into the appropriate account maintained by the exchange agent at DTC according to DTC's procedures for transfer. If you are unable to deliver confirmation of the book-entry tender of their outstanding notes into the exchange agent's account at DTC or all other documents required by the applicable letter of transmittal to the exchange agent on or before the applicable expiration date must tender their outstanding notes according to the guaranteed delivery procedures described below.

Guaranteed Delivery Procedures

   If you wish to tender your outstanding notes but (1) they are not immediately available or (2) you cannot deliver your outstanding notes, the applicable letter of transmittal or any other required documents to the exchange agent or (3) you cannot comply with the applicable procedures under DTC's automated tender offer program before the expiration date, you may tender by guaranteed delivery if

  . the tender is made through a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., or a commercial bank or trust company having an office or correspondent in the United States or is otherwise an eligible guarantor institution within the meaning of Rule 17Ad-15 of the Securities Exchange Act of 1934

  . before the expiration date, the exchange agent receives from one of the entities listed in the immediately preceding bullet point either a properly completed and duly executed notice of guaranteed delivery by facsimile transmission, mail or hand delivery or a properly transmitted agent's message and notice of guaranteed delivery

    --stating your name and address, the applicable series of outstanding notes, the registered number(s) of the holder's outstanding notes and the principal amount of outstanding notes tendered

    --stating that the tender is being made

    --guaranteeing that, within three New York Stock Exchange trading days after the expiration date, the applicable letter of transmittal or a facsimile of the letter of transmittal, together with the

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     outstanding notes in proper form for transfer or a book-entry confirmation, and any other documents required by the applicable letter of transmittal will be deposited by the eligible guarantor institution with the exchange agent

  . the exchange agent receives the applicable properly completed and executed letter of transmittal or a facsimile of the letter of transmittal, or an agent's message in lieu thereof, as well as all tendered outstanding notes in proper form for transfer or a book-entry confirmation, and any other required documents, within three New York Stock Exchange trading days after the expiration date

Upon request to the exchange agent, a notice of guaranteed delivery will be sent to a holder if it wishes to tender its outstanding notes according to the guaranteed delivery procedures described above.

Withdrawal of Tenders

   Except as otherwise provided in this prospectus, you may withdraw your tender at any time before 12:00 midnight, New York City time, on the applicable expiration date unless previously accepted for exchange. For a withdrawal to be effective either

  . the exchange agent must receive a written notice of withdrawal at one of the addresses listed above under "Prospectus Summary--The Exchange Agent"

  . the withdrawing holder must comply with the appropriate procedures of DTC's automated tender offer program system

Any notice of withdrawal must comply with all of these requirements:

  . specify the name of the person who tendered the outstanding notes to be withdrawn

  . identify the outstanding notes to be withdrawn, including the series, registration number or numbers and the principal amount of the outstanding notes

  . be signed by the person who tendered the outstanding notes in the same manner as the original signature on the applicable letter of transmittal used to deposit those outstanding notes or be accompanied by documents of transfer sufficient to permit the trustee for the outstanding notes to register the transfer into the name of the person withdrawing the tender

  . specify the name in which the outstanding notes are to be registered, if different from that of the person who tendered the outstanding notes

If outstanding notes have been tendered under the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn outstanding notes and otherwise comply with the procedures of DTC.

   Equistar will determine all questions as to the validity, form, eligibility and time of receipt of notice of withdrawal, and Equistar's determination shall be final and binding on all parties. Equistar will deem any outstanding notes so withdrawn not to have been validly tendered for exchange for purposes of an exchange offer.

   Any outstanding notes that have been tendered for exchange but are not exchanged for any reason will be returned to their holder without cost to the holder, or, in the case of outstanding notes tendered by book-entry transfer into the exchange agent's account at DTC according to the procedures described above, the outstanding notes will be credited to an account maintained with DTC for the outstanding notes. This return or crediting will take place as soon as practicable after withdrawal, rejection of tender or termination of the applicable exchange offer. Holders may retender properly withdrawn outstanding notes by following one of the procedures described under the caption "-- Procedures for Tendering" above at any time on or before the expiration date.

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Fees and Expenses

   We will bear the expenses of soliciting tenders. The principal solicitation is being made by mail; however, we may make additional solicitation by telegraph, telephone or in person by our officers and regular employees and the officers and regular employees of our affiliates.

   We have not retained any dealer-manager in connection with either exchange offer and will not make any payments to broker-dealers or others soliciting acceptances of either exchange offer. We will, however, pay the exchange agent reasonable and customary fees for its services and reimburse it for its related reasonable out-of-pocket expenses. We may also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of this prospectus, letter of transmittal and related documents to the beneficial owners of the outstanding notes and in handling or forwarding tenders for exchange of both series.

   We will pay the cash expenses to be incurred in connection with the exchange offers, including

  . SEC registration fees

  . fees and expenses of the exchange agent and trustee

  . accounting and legal fees and printing costs

  . related fees and expenses

Transfer Taxes

   We will pay all transfer taxes, if any, applicable to the exchange of outstanding notes under an exchange offer. The tendering holder, however, will be required to pay any transfer taxes, whether imposed on the registered holder or any other person, if

  . certificates representing new notes or outstanding notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be issued in the name of, any person other than the registered holder of outstanding notes tendered

  . tendered outstanding notes are registered in the name of any person other than the person signing the letter of transmittal

  . a transfer tax is imposed for any reason other than the exchange of outstanding notes under an exchange offer.

If satisfactory evidence of payment of any transfer taxes payable by a note holder is not submitted with the letter of transmittal, the amount of the transfer taxes will be billed directly to that tendering holder.

Consequences of Failure to Exchange

   If you do not exchange your outstanding notes for new notes under either or both of the exchange offers you will remain subject to the existing restrictions on transfer of the outstanding notes. In general, you may not offer or sell the outstanding notes unless they are registered under the Securities Act or if the offer or sale is exempt from registration under the Securities Act and applicable state securities laws. Except as required by the exchange and registration rights agreement, we do not intend to register resales of the outstanding notes under the Securities Act. Based on interpretations of the SEC staff, holders may offer for resale, or may resell or otherwise transfer new notes issued in the exchange offers without compliance with the registration and prospectus delivery provisions of the Securities Act, if they

  . are not our "affiliate" within the meaning of Rule 405 under the Securities Act

  . acquired the new notes in the ordinary course of their business

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  . have no arrangement or understanding with respect to the distribution of the new notes to be acquired in the exchange offers

   If a holder tenders in the exchange offers for the purpose of participating in a distribution of the new notes, it

  . cannot rely on the applicable interpretations of the SEC

  . must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction

Accounting Treatment

   We will not recognize a gain or loss for accounting purposes upon the consummation of an exchange offer. We will amortize expenses of both of the exchange offers over the term of the new notes of the applicable series under generally accepted accounting principles.

Other

   Participation in the exchange offers is voluntary, and you should carefully consider whether to accept. You are urged to consult your financial and tax advisors in making your own decision on what action to take.



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                          Description of the New Notes

General

   The new notes will be issued, and the outstanding notes were issued, under an indenture dated January 15, 1999, that we entered into with The Bank of New York, as trustee. We supplemented the indenture to establish the terms of the notes. The terms of the notes include those stated in the indenture, the supplemental indentures and those made part of the indenture by the Trust Indenture Act of 1939, as amended. The Indenture does not limit the aggregate principal amount of securities that can be issued thereunder and does not limit our right to issue additional notes of any series at any time.

   We have summarized below material selected provisions of the notes and the indenture, as supplemented. For a complete description, you should refer to the indenture and the notes filed as exhibits to this registration statement which includes this prospectus. See "Available Information." Capitalized terms used in this summary are defined below under "--Definitions Used in This Description of New Notes."

   The outstanding 8 1/2% notes and the new 8 1/2% notes will constitute a single class of debt securities under the indenture. The outstanding 8 3/4% notes and the new 8 3/4% notes will constitute a separate single class of debt securities under the indenture. If the exchange offers contemplated by this prospectus are consummated, holders of the applicable series of outstanding notes who do not exchange those notes for new notes in the exchange offers will vote together with holders of new notes for all relevant purposes under the indenture. Accordingly, when determining whether the required holders have given any notice, consent or waiver or taken any other action permitted under the indenture, any outstanding notes that remain outstanding after the exchange offers will be aggregated with the applicable series of new notes. All references herein to specified percentages in aggregate principal amount of a series of notes outstanding shall be deemed to mean, at any time after the exchange offers are consummated, percentages in aggregate principal amount of a series of outstanding notes and the applicable series of new notes then outstanding.

   The form and term of the new notes are the same as the form and term of the outstanding notes they will replace, except that

  . we will register the new notes under the Securities Act

  . the new notes, once registered, will not bear legends restricting transfer

  . holders of the new notes will not be entitled to some rights under the exchange and registration rights agreement, including our payment of additional interest for failure to meet specified deadlines, which terminate when the exchange offers are consummated

The new notes will be issued solely in exchange for an equal principal amount of outstanding notes. As of the date of this prospectus, $300 million aggregate principal amount of 8 1/2% notes and $600 million aggregate principal amount of 8 3/4% notes are outstanding. See "The Exchange Offers."

Ranking of the New Notes

   The outstanding notes are, and the new notes will

  . be senior unsecured indebtedness of Equistar and Equistar Funding

  . rank equal in right of payment with any outstanding notes that are not exchanged and with all of our existing and future unsecured and unsubordinated indebtedness; Equistar currently has approximately $1.3 billion of unsecured and unsubordinated indebtedness

  . rank senior to any future subordinated indebtedness

   We may not incur additional debt that is senior to the notes; however the new notes will effectively be subordinated to any secured debt that we may be permitted to incur under the covenants of the indenture for the notes to the extent of the collateral for the secured debt; currently we have no secured debt.

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Maturity and Interest of the New Notes

   The 8 1/2% notes will mature on February 15, 2004. The 8 3/4% notes will mature on February 15, 2009. Interest on both the outstanding 8 1/2% notes and the outstanding 8 3/4% notes began to accrue on February 16, 1999. We will

  . pay interest semiannually on February 15 and August 15 of each year, beginning August 15, 1999

  . pay interest to the person registered as owner of the notes on the February 1 or August 1 preceding the interest payment date

  . compute interest based on a 360-day year consisting of twelve 30-day months

   Holders of new notes on the relevant record date for the first interest payment date following the consummation of the applicable exchange offer will receive interest accruing from the most recent date to which interest has been paid on the outstanding notes. Outstanding notes accepted for exchange will cease to accrue interest from and after the date of consummation of the applicable exchange offer. Holders whose outstanding notes are accepted for exchange will not receive any payment in respect of accrued interest on such outstanding notes otherwise payable on any interest payment date the record date for which occurs on or after the consummation of the applicable exchange offer.

Optional Redemption of the New Notes

   At any time, we may redeem any or all of either series of new notes. We will pay a redemption price equal to the greater of the principal amount of the series of notes being redeemed or, as determined by a Quotation Agent, the sum of the present values of the remaining scheduled payments of principal and interest on the series of notes to be redeemed discounted to the date of redemption on a semiannual basis, assuming a 360-day year consisting of twelve 30-day months at the Adjusted Treasury Rate. We will also pay accrued but unpaid interest.

   Notice of redemption will be mailed between 30 and 60 days before the redemption date to each holder of the new notes to be redeemed. Interest will cease to accrue on the new notes or the portions of the new notes called for redemption on and after the redemption date unless we default in payment of the redemption price.

Covenants Restricting Equistar's Actions Contained in the Indenture for the New Notes

   We have agreed to two principal restrictions on our activities for the benefit of the holders of the outstanding notes and the new notes. In the description of these covenants, all references to "us" or "our" mean Equistar Chemicals, LP and any of its Subsidiaries, unless the context clearly indicates otherwise.

 Limitation on Liens

   We have agreed that Equistar will not, and will not permit any Restricted Subsidiary to, issue, assume or guarantee any indebtedness for borrowed money secured by any liens upon any Restricted Subsidiary unless we secure the notes equally and ratably with or prior to the other indebtedness secured by the lien. This covenant has exceptions that permit each of

  . liens affecting property of a corporation existing at the time it becomes a Subsidiary or at the time it is merged into or consolidated with Equistar

  . liens on property existing at the time of its acquisition or incurred to secure payment of all or part of its purchase price or to secure debt incurred before, at the time of or within 24 months after its acquisition for the purpose of financing all or part of the purchase price

  . liens on our property existing on the date of the indenture

  . liens on any property to secure all or part of the cost of construction or improvements on that property or debt incurred to provide funds for any such liens in a principal amount not exceeding the cost of the construction or improvements

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  . liens which secure only an indebtedness owed to us by a Subsidiary

  . liens in favor of the United States or any state within the United
    States, or any department, agency, instrumentality, or political subdivision of any U.S. jurisdiction to secure partial progress, advance or other payments under any contract or statute or to secure any indebtedness incurred for the purpose of financing all or any part of the purchase price or cost of constructing or improving the property subject thereto, including, without limitation, liens to secure debt of the pollution control or industrial revenue bond type

  . liens required by any contract or statute to permit our performance of any contract or subcontract made by us with or at the request of the United States of America, any state or any department, agency or instrumentality or political subdivision of either the United States or any state

  . any extension, renewal or replacement, or successive extensions, renewals or replacements, in whole or in part, of any lien referred to in the foregoing exceptions or of any debt secured thereby, provided that the principal amount of debt secured thereby shall not exceed the greater of the following

    -- the principal amount of debt so secured

    -- the fair market value of the underlying property or assets to which that lien relates at the time of the extension, renewal or replacement and provided that the extension, renewal or replacement lien shall be limited to all or part of substantially the same property which secured the lien extended, renewed or replaced, including improvements on the property

If Equistar so determines, it may also equally and ratably secure any other indebtedness or other obligation then existing and any other indebtedness or obligation created after that time.

   Notwithstanding the foregoing provisions of "--Limitation on Liens," Equistar and any one or more Restricted Subsidiaries may issue, assume or guarantee debt secured by liens, that would otherwise be subject to the foregoing restrictions if the sum of

  . the aggregate principal amount of such secured debt

  . the aggregate outstanding principal amount of all of other debt of Equistar and the Restricted Subsidiaries, not including debt permitted to be secured under the exceptions described above, which would otherwise be subject to the foregoing restrictions

  . the aggregate Value of the Sale and Leaseback Transactions in existence at that time, not including Sale and Leaseback Transactions as to which Equistar has complied with paragraph B of "--Limitation on Sale and Leaseback Transactions"

do not at any one time exceed 15% of the Consolidated Net Tangible Assets of Equistar and its consolidated Subsidiaries.

 Limitation on Sale and Leaseback Transactions

   We have agreed that Equistar will not, and will not permit any Restricted Subsidiary to, enter into any Sale and Leaseback Transactions with any person unless at least one of the following applies:

  A. Equistar or the Restricted Subsidiary would be entitled, under "-- Limitation on Liens," to incur debt in a principal amount equal to or exceeding the Value of the Sale and Leaseback Transaction, secured by a lien on the property to be leased, without equally and ratably securing the notes

  B. Within four months after the effective date of the Sale and Leaseback Transaction, whether made by Equistar or a Restricted Subsidiary, Equistar applies to the voluntary retirement of Funded Debt an amount equal to the Value of the Sale and Leaseback Transaction, less the principal amount of notes delivered, within four months after the effective date of the arrangements, to the trustee for retirement and cancellation and the principal amount of other Funded Debt voluntarily retired within that four-month period, excluding retirements of notes and other Funded Debt as a result of conversions or under mandatory sinking fund or prepayment provisions or by payment at maturity

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Events of Default Under the New Notes

   Each of the following is an event of default with respect to the notes

  . our failure to pay interest on the notes for 30 days

  . our failure to pay principal or premium on the notes

  . our failure to observe or perform any other covenant or agreement in the indenture for 60 days after written notice by the trustee or by the holders of at least 25% in aggregate principal amount of the outstanding debt securities under the indenture affected thereby

  . bankruptcy, insolvency or reorganization events

   If an event of default with respect to notes occurs and is continuing, either the trustee or the holders of at least 25% in aggregate principal amount of the outstanding notes or, if applicable, 25% in aggregate principal amount of the outstanding debt securities affected thereby, may declare the principal of and the accrued but unpaid interest immediately due and payable. At any time after a declaration of acceleration with respect to notes has been made, but before a judgment or decree for payment of money has been obtained by the trustee, the holders of a majority in aggregate principal amount of the notes may rescind the acceleration and its consequences if they comply with specified conditions.

   The holders of a majority in aggregate principal amount of the outstanding debt securities under the indenture with notice to the trustee, have the right to waive existing or past defaults under the indenture except that they may not waive

  . an existing or past default on the payment or the principal on, or premium, if any, or interest on any additional amounts relating to taxes, assessments or other governmental charges, or

  . a continued default that the indenture requires the consent of all effected holders to waive without the consent of each holder effected.

   The indenture provides that, subject to the duty of the trustee during default to act with the required standard of care, the trustee is under no obligation to exercise any of its rights or powers under the indenture at the request or direction of any holders, unless such holders offer reasonable indemnity to the trustee. As long as the requirements concerning indemnification are satisfied, the holders of a majority in aggregate principal amount of the outstanding affected debt securities under the indenture have the right in most cases to direct the time, method and place of conducting any proceeding for any remedy available to the trustee under the indenture or exercising any trust or power conferred on the trustee.

   We are required to give the trustee a certificate stating whether or not we are in default under the indenture and, if so, specifying all defaults and the nature of all defaults every year.

Indenture Requirements Relating to Consolidation, Merger and Sale of Assets

   We have agreed that each of Equistar and Equistar Funding will not consolidate with or merge into, or sell, assign, transfer, lease, convey or otherwise dispose of, all or substantially all of its assets, to anyone unless each of the following conditions is satisfied:

  . immediately after giving effect to the transaction, no default or event of default will have happened and be continuing

  . either Equistar or Equistar Funding shall be the continuing partnership or corporation, as applicable, or the successor is

    --organized under the laws of the United States, one of the states of the United States or the District of Columbia

     and

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    --assumes by supplemental indenture all our obligations under the indenture and the notes

  . we deliver to the trustee an officer's certificate and opinion of counsel stating that the transaction complies with these conditions

Modification and Waiver of the Indenture

   We and the trustee may amend or supplement the indenture with the consent of the holders of not less than a majority in aggregate principal amount of all series of outstanding debt securities that are issued under the indenture and affected by the amendment or supplement. Without the consent of the holder of each outstanding note, we may not

  . reduce the principal or premium or change the stated maturity of the principal or premium of any note

  . reduce the amount of debt securities under the indenture, the holders of which must consent to an amendment or supplement to the indenture

  . make any change in the percentage of principal amount of debt securities under the indenture necessary to modify or waive any default

  . reduce the rate of or change the time for payment of interest on any note

  . impair the right to institute suit for the enforcement of any payment on any note

   The holders of a majority in aggregate principal amount of outstanding notes affected by a covenant have the right to waive Equistar's compliance with some of the covenants contained in the indenture.

   We and the trustee may modify and amend the indenture without the consent of any holder of notes

  . to evidence a successor obligor under the indenture

  . to add covenants or events of default for the benefit of the holders

  . to secure the debt securities under the indenture

  . to establish the form or terms of debt securities under the indenture

  . to provide for the acceptance of appointment by a successor trustee or facilitate the administration of the trusts under the indenture by more than one trustee

  . to cure any ambiguity or inconsistency in the indenture, provided such modification or amendment does not adversely affect in any material respect the interests of the holders of the notes

  . to supplement any of the provisions of the indenture to the extent necessary to permit or facilitate defeasance and discharge of any series of notes, provided such modification or amendment does not adversely affect in any material respect the interests of the holders of the notes

  . to make any other change that does not adversely affect the rights of any holder

Defeasance and Covenant Defeasance Under the Indenture

   The indenture provides that we may elect either

  . to defease and be discharged from any and all obligations with respect to all or a portion of the notes of any series (legal defeasance) except for the obligations

    --to register the transfer or exchange of notes

    --to replace temporary, mutilated, destroyed, lost or stolen notes of the series

    --to maintain an office or agency in respect of the series of notes

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    --to hold moneys for payment in trust

    or

  . to be released from our obligations with respect to restrictive and other covenants, and any omission to comply with these obligations will not constitute a default or an event of default with respect to the notes (covenant defeasance)

In either case, upon our irrevocable deposit with the trustee, or other qualifying trustee, in trust, of

  . an amount in cash

  . government obligations that, through the payment of principal and interest according to their terms, will provide money in an amount

    or

  . a combination of the above

The amount deposited must be sufficient to pay the principal of and premium, if any, on and interest, if any, to stated maturity, or redemption, on the notes, on the scheduled due dates.

   We are required to deliver to the trustee an opinion of counsel stating that the holders of these notes proposed to be defeased will not recognize income, gain or loss for United States federal income tax purposes as a result of legal defeasance or covenant defeasance. The opinion must also state that holders will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if legal defeasance or covenant defeasance had not occurred. The opinion, in the case of legal defeasance, must refer to and be based upon a ruling of the Internal Revenue Service or a change in applicable United States federal income tax law occurring after the date of the indenture.

Payment Under the Indenture for the New Notes

   We are required to maintain an office or agency in each payment location for the notes and may from time to time designate additional offices or agencies at which the principal of and premium, if any, on and interest, if any, on the notes will be payable. Payments will be made in New York City, and we will initially designate the office of the agent of the trustee in New York City as an office where the principal, premium and interest will be payable. We reserve the option to pay interest, if any, on the notes either by

  . check mailed to the registered holder at their address

  . wire transfer to an account located inside the United States maintained by the registered holder.

We may designate additional offices or agencies, approve a change in the location of any office or agency and, except as provided above, rescind the designation of any office or agency at any time.

   Moneys we pay to the trustee or a paying agent for the payment of principal, premium, if any, or interest, if any, on any note that remains unclaimed for two years after the principal, premium or interest becomes due and payable will be repaid to us. After that time, the holder of the note, subject to applicable abandoned property or similar laws, will be an unsecured general creditor and may look only to us for payment.

Transfer and Exchange of the New Notes

   Subject to the terms of the indenture, notes may be presented for registration of transfer and for exchange either

  . at each office or agency required to be maintained by us for payment of each series, as described under "--Payment Under the Indenture for the New Notes"

  . at each other office or agency that we may designate from time to time

Registration of transfers and exchanges will be effected if the transfer agent is satisfied with the evidence of ownership and identity of the holder making the request and if the transfer form is duly executed. No service charge will be made for any registration of transfer or exchange of notes, but we may require you to pay any tax or other governmental charge incurred in connection with the transfer or exchange.

   In the event of any redemption in whole or in part, we will not be required

  . to register the transfer of or exchange new notes of any series during a period beginning at the opening of business 15 days before any selection of notes of that series to be redeemed and ending at the close of business on the date the relevant notice of redemption is mailed

  . to register the transfer of or exchange of any note or portion of any note called for redemption, except the unredeemed portion, if any, of a note being redeemed in part

  . to register the transfer of or exchange of any note that has been surrendered for repayment at the option of the holder, except the portion, if any, of the note not to be so repaid

Limited Recourse

   Our ability to make payments on the new notes is solely dependent upon Equistar's ability to generate sufficient cash from operations. If Equistar or Equistar Funding fails to fulfill its obligations under the new notes or the indenture, you will not have the right to recover against any of Equistar's partners, whether as a general partner or limited partner or otherwise, or against the partners' respective parents or other affiliates. You are not a beneficiary of and have no right to enforce any of the arrangements between Equistar and its partners and their affiliates.

   Equistar Funding is a wholly owned subsidiary of Equistar. The new notes will be joint and several obligations of Equistar and Equistar Funding. However, Equistar Funding will have little or no revenues or assets that could be used to satisfy its obligations under the new notes. As a result, you will be required as a practical matter to look only to Equistar to satisfy the obligations under the new notes.

Definitions Used in This Description of New Notes

   We have provided below a summary of capitalized terms used in this summary description of the notes. The indenture contains the full definition of all these terms.

   "Adjusted Treasury Rate" means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue, expressed as a percentage of its principal amount equal to the Comparable Treasury Price for the redemption date, plus 0.25%, in the case of each of the 8 1/2% notes and the 8 3/4% notes.

   "Comparable Treasury Issue" means the United States Treasury security selected by a Quotation Agent as having a maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and according to customary financial practice, in pricing new issues of corporate notes of comparable maturity to the remaining term of the notes.

   "Comparable Treasury Price" is calculated with respect to any redemption date as follows:

  . the average of the bid and asked prices for the Comparable Treasury
    Issue, expressed in each case as a percentage of its principal amount, on the third business day preceding the redemption date, as shown in the daily statistical release, or any successor release, published by the Federal Reserve Bank of New York and designated "Composite 3:30 p.m. Quotations for U.S. Government Securities"

  . if the release, or any successor release, is not published or does not contain prices on the business day, either

    --the average of the Reference Treasury Dealer Quotations for the Redemption Date

    --the Reference Treasury Dealer Quotation if we obtain only one
     Reference Treasury Dealer Quotation

   "Consolidated Net Tangible Assets" means the total amount of assets, less applicable reserves and other properly deductible items, after deducting the following:

  . all current liabilities excluding any which are by their terms extendible or renewable at the option of the obligor to a time more than 12 months after the time as of which the amount is being computed

  . all goodwill, trade names, trademarks, patents, purchased technology, unamortized debt discount and other like intangible assets, all as specified on the most recent quarterly balance sheet of Equistar and computed according to generally accepted accounting principles

   "Funded Debt" means indebtedness of either Equistar or Equistar Funding, including notes, provided that notes may only be redeemed according to "-- Optional Redemption of the New Notes," maturing by their terms thereof more than one year after their original creation and ranking at least pari passu with the notes.

   "Quotation Agent" means one of the Reference Treasury Dealers appointed and certified to the trustee.

   "Reference Treasury Dealer" means each of Chase Securities Inc., NationsBanc Montgomery Securities LLC, ABN AMRO Incorporated, BNY Capital Markets, Inc., First Chicago Capital Markets, Inc. and J.P. Morgan Securities Inc. and their respective successors. If any of the foregoing ceases to be a primary U.S. Government Securities dealer in New York City, we will substitute another Government Securities dealer and certify to the trustee.

   "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as we determine and certify to the trustee, of the bid and asked prices for the Comparable Treasury Issue, expressed in each case as a percentage of its principal amount, quoted in writing to us by the Reference Treasury Dealer at 5:00 p.m. on the third Business Day preceding the redemption date.

   "Restricted Property" means

  . any plant for the production of petrochemicals owned by Equistar or a Subsidiary, except

    --related facilities which in the opinion of the partnership governance committee are transportation or marketing facilities

    --any plant for the production of petrochemicals which in the opinion of the partnership governance committee is not a principal plant of Equistar and its Subsidiaries

  . any shares of capital stock or indebtedness of a Restricted Subsidiary owned by Equistar or a Subsidiary

   "Restricted Subsidiary" means any Subsidiary which owns any Restricted Property.

   "Sale and Leaseback Transaction" means any arrangement with any person, other than Equistar or a Subsidiary, or to which any such person is a party, providing for the leasing to Equistar or a Restricted Subsidiary for a period of more than five years of any Restricted Property which has been or is to be sold or transferred by Equistar or such Restricted Subsidiary to such person or to any other person, other than Equistar or a Subsidiary, to which funds have been or are to be advanced by such Person on the security of the leased property.

   "Subsidiary" means any corporation in which at least a majority of the outstanding securities have ordinary voting power to elect a majority of the board of directors of such corporation, whether or not any other class of securities that has or might have voting power by reason of the happening of a contingency is at the time owned or controlled directly or indirectly by Equistar and/or one or more Subsidiaries.

   "Value" means, with respect to a Sale and Leaseback Transaction, the amount equal to the greater of

  . the net proceeds of the sale or transfer of the property leased under a Sale and Leaseback Transaction

      or

  . the fair value, in the opinion of the partnership governance committee, of the property at the time of entering into a Sale and Leaseback Transaction, in either case divided first by the number of full years of the term of the lease and then multiplied by the number of full years of the term remaining at the time of determination, without regard to any renewal or extension options contained in the lease

                       Federal Income Tax Considerations

   The following summary fairly describes the material United States federal income tax consequences expected to apply to the exchange of outstanding notes for new notes. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended, the final, temporary and proposed regulations promulgated under the Internal Revenue Code, and administrative rulings and judicial decisions now in effect. All of the above are subject to change or to different interpretations, possibly with retroactive effect. This discussion is for general information only and does not purport to address all of the possible federal income tax consequences or any other federal, or any state, local or foreign, tax consequences of the acquisition, ownership and disposition of the outstanding notes or new notes. It is limited to investors who hold the outstanding notes and the new notes as capital assets and does not address the federal income tax consequences that may be relevant to particular investors in light of their unique circumstances or to particular investors, such as dealers in securities, insurance companies, financial institutions, foreign corporations, partnerships or trusts, nonresident alien individuals, and tax-exempt entities, who may be subject to special treatment under the federal income tax law.

   An exchange of the outstanding notes for the new notes under the exchange offers will not constitute a taxable event for federal income tax purposes. As a result, holders who exchange their outstanding notes for new notes will not recognize in income any accrued and unpaid interest on the new notes by reason of the exchange. An exchanging holder will have the same adjusted basis and holding period in the new notes as it had in the outstanding notes immediately before the exchange.

   Holders should consult their own tax advisor as to the particular tax consequences for them of exchanging outstanding notes for new notes in the exchange offers, including the applicability and effect of any state, local, or foreign tax laws and or recent or possible future changes in the tax laws.

                 The Exchange and Registration Rights Agreement

   In connection with the issuance of the outstanding notes, we entered into an exchange and registration rights agreement. Under the exchange and registration rights agreement, we agreed to

  . file a registration statement with the SEC on or within 60 days after February 16, 1999

  . use our reasonable best efforts to cause the registration statement to be declared effective under the Securities Act within 150 days after February 16, 1999

  . use our reasonable best efforts to cause the exchange offers to be consummated within 180 days after February 16, 1999

  . keep the exchange offers open for acceptance for a period of not less than 30 calendar days after the date notice of the exchange offers is mailed to holders of the outstanding notes

  . accept for exchange all outstanding notes duly tendered and not validly withdrawn under the exchange offers according to the terms of the registration statement and letter of transmittal

   As soon as practicable after the exchange offer registration statement becomes effective, we will offer the holders of outstanding notes who are not prohibited by any law or policy of the SEC from participating in these exchange offers the opportunity to exchange their outstanding notes for exchange notes registered under the Securities Act that are substantially identical to the outstanding notes, except that the exchange notes will not contain terms with respect to transfer restrictions, registration rights and additional interest.

   The exchange and registration rights agreement also provides that we

  . shall make available for a period of 180 days after the consummation of the exchange offers a prospectus meeting the requirements of the Securities Act to any broker-dealer for use in connection with any resale of any new notes

  . shall pay all expenses incident to the exchange offers, including the expense of one counsel to the holders of the notes, and will indemnify some holders of the notes, including any broker-dealer, against liabilities including liabilities under the Securities Act

   A broker-dealer that delivers a prospectus to purchasers in connection with resales will be subject to various civil liability provisions under the Securities Act and will be bound by the provisions of the exchange and registration rights agreement, including some of the indemnification rights and obligations.

   We will use our reasonable best efforts to file with the SEC a shelf registration statement to cover resales of the outstanding notes by those holders who provide required information in connection with that shelf registration statement if

  . any changes in law, SEC rules or regulations or applicable interpretations of these laws, rules or regulations by the staff of the SEC do not permit us to effect the exchange offers as contemplated by the exchange and registration rights agreement

  . the exchange offers are not consummated within 180 days after February
    16, 1999

  . any initial purchaser of the outstanding notes so requests but only with respect to any outstanding notes acquired directly by them

  or

  . any holder of the outstanding notes notifies us that it is not permitted to participate in the exchange offers or would not receive fully tradeable new notes in the exchange offers

We will use our reasonable best efforts to keep the shelf registration statement, if filed, effective for a period of two years after February 16, 1999. We have the ability to suspend the shelf registration statement for no more than

  . 45 days during the first 12-month period after February 16, 1999,

    and

  . 90 days during any subsequent 12-month period

if we determine, in our reasonable best judgment upon the written advice of counsel, that continued effectiveness would require disclosure of confidential information or would interfere with any financing, acquisition, reorganization or other material transaction involving Equistar.

   If a registration default occurs, we will be obligated to pay additional interest to each holder of outstanding notes at a rate equal to 0.25% per annum. If this registration default is not cured within 90 days, the interest rate increases to 0.50% per annum. A registration defaults occurs if

  . the registration statement is not filed with the SEC within 60 days of February 16, 1999

  . the registration statement or shelf registration statement is not declared effective within 150 days of February 16, 1999

  . the exchange offers are not consummated within 180 days of February 16,
    1999

  . the shelf registration statement is filed and declared effective within 180 days of February 16, 1999, but subsequently ceases to be effective

Following the cure of a registration default, additional interest will cease to accrue. Additional interest does not accrue during a suspension period.

   If you desire to tender your outstanding notes, you will be required to make to us the representations described under "The Exchange Offers--Purpose and Effect of the Exchange Offers" and "The Exchange Offers--Procedures for Tendering" to participate in the exchange offers. In addition, we may require you to deliver information to be used in connection with the shelf registration statement to have your notes included in the shelf registration statement and to benefit from the provisions regarding additional interest described in the preceding paragraphs. A holder who sells outstanding notes under the shelf registration statement generally will be required to be named as a selling security holder in the related prospectus and to deliver a prospectus to purchasers. A holder will also be subject to the civil liability provisions under the Securities Act in connection with the sales and will be bound by the provisions of the exchange and registration rights agreement that are applicable to a holder, including indemnification obligations.

   The description of the exchange and registration rights agreement contained in this section is a summary of the terms we believe are material at this time and is qualified in its entirety by reference to all provisions of the exchange and registration rights agreement. The exchange and registration statement is filed as an exhibit to the registration statement of which this prospectus is a part.

                         Book-Entry; Delivery and Form

   The new notes will initially be represented by one or more permanent global notes in definitive, fully registered book-entry form (the "Global Notes") that will be registered in the name of Cede & Co., as nominee of DTC. The Global Notes will be deposited, on behalf of the acquirors of the new notes represented thereby, with a custodian for DTC for credit to the respective accounts of the acquirors or to such other accounts as they may direct at DTC. See "The Exchange Offers--Book-Entry Transfer."

The Global Notes

   We expect that under procedures established by DTC

  . upon deposit of the Global Notes with DTC or its custodian, DTC will credit on its internal system a portion of the Global Notes that shall be composed of the corresponding respective amounts of the Global Notes to the respective accounts of persons who have accounts with the depository

  . ownership of the notes will be shown on, and the transfer or ownership will be effected only through, records maintained by DTC or its nominee, with respect to interests and records of participants and with respect to interests of persons other than participants

   So long as DTC or its nominee is the registered owner of the Global Notes, DTC or its nominee, as the case may be, will be considered the sole owner or holder of the notes represented by the Global Notes for all purposes under the indenture. Except as provided below, owners of beneficial interests in Global Notes will not

  . be entitled to have notes represented by Global Notes registered in their names

  . receive or be entitled to receive physical delivery of certificated notes

  . be considered the owners or holders of the Global Notes under the indenture for any purpose, including with respect to the giving of any direction, instruction or approval to the trustee

   Payments of the notes represented by Global Notes will be made to DTC or its nominee, as the registered owner. None of Equistar, Equistar Funding, the trustee or the paying agent will have any responsibility or liability for any aspect of the records relating, to or payments made on account of, beneficial ownership interest in the Global Notes or for maintaining, supervising or reviewing any records relating to beneficial ownership interest under the indenture.

   We expect that DTC or its nominees, upon receipt of any payment on the notes represented by the Global Notes, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interest in the Global Notes as shown in the records of DTC or its nominee. We also expect that participants will be governed by standing instructions and customary practice as is now the case with securities held for the accounts of customers registered in the names of nominees for the customers. Payment will be the responsibility of the participants.

   Transfers between participants in DTC will be effected according to DTC's procedures and will be settled in same-day funds. Transfers between participants in Euroclear or Cedel will be effected in the ordinary way according to their respective rules and operating procedures. If a holder requires physical delivery of a certificated security for any reason, including to sell notes to persons in states that require physical delivery of the security or to pledge the security, a holder must transfer its interest in the Global Notes according to the normal procedures of DTC, Euroclear or Cedel and the procedures in the indenture.

   Subject to compliance with the transfer restrictions applicable to the notes, cross-market transfers between the participants in DTC, on the one hand, and Euroclear or Cedel participants, on the other hand, will be effected through DTC according to DTC's rules on behalf of Euroclear or Cedel, as the case may be, by its respective depositary. Cross-market transactions will require delivery of instructions to Euroclear or Cedel, as the case may be, by the counter party in that system according to the rules and procedures and within the established deadlines, in Brussels time, of such system if the transaction meets its settlement requirements. Euroclear or Cedel, as the case may be, will deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant Global Notes in DTC and making or receiving payment according to normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Cedel participants may not deliver instructions directly to the depostaries for Euroclear or Cedel.

   Because of time zone differences, the securities account of Euroclear or Cedel participants purchasing an interest in a Global Note from a participant in DTC will be credited, and any crediting will be reported to the relevant Euroclear or Cedel participant during the note settlement processing day immediately following the settlement date of DTC. The note settlement day must be a business day for Euroclear and Cedel. Cash received in Euroclear or Cedel as a result of sales of interest in a Global Note by or through a Euroclear or Cedel participant to a participant in DTC will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Cedel cash amount only as of the business day for Euroclear or Cedel following DTC's settlement date.

   Although DTC, Euroclear and Cedel have agreed to the foregoing procedures to facilitate transfers of interests in the Global Notes among participants in DTC, Euroclear and Cedel it is under no obligation to perform or to continue to perform procedures, and procedures may be discontinued at any time. Neither we nor the trustee will have any responsibility for the performance by DTC, Euroclear and Cedel or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Description of DTC

   The description of the operations and procedures of DTC is provided below solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to change by them from time to time. Neither we nor the initial purchasers takes any responsibility for these operations or procedures, and investors are urged to contact the relevant system or its participants directly to discuss these matters.

   DTC has advised that it is

  . a limited purpose trust company organized under the laws of the State of New York

  . a "banking organization" within the meaning of the New York Banking Law

  . a member of the Federal Reserve System

  . a "clearing corporation" within the meaning of the Uniform Commercial
    Code, as amended

  . a "clearing agency" registered under Section 17A of the Securities
    Exchange Act of 1934, as amended

   DTC was created to hold securities for its participants and facilitates the clearance and settlement of securities transactions between participants through electronic book-entry changes to the accounts of its participants, thereby eliminating the need for physical transfer and delivery of certificates.

   DTC's participants include securities brokers and dealers, including the initial purchasers, banks and trust companies, clearing corporations as well as other organizations. Indirect access to DTC's system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. Investors who are not participants may beneficially own securities held by or on behalf of DTC only through participants or indirect participants.

Certificated Notes

   Interest in the Global Notes may be exchanged for certificated securities if

  . we notify the trustee in writing that DTC is no longer willing or able to act as a depositary or DTC ceases to be registered as a clearing agency under the Exchange Act and a successor depositary is not appointed within 90 days of notice or cessation

  . we, at our option, notify the trustee in writing that we elect to cause the issuance of notes in certificated form under the indenture

  . other events occur as provided in the indenture

Upon the occurrence of any of the events described in the preceding sentence, we will cause the appropriate certificated securities to be delivered.

   Neither Equistar, Equistar Funding nor the trustee shall be liable for any delay by DTC or any participant or indirect participant in identifying the beneficial owners of the related notes, and each person may conclusively rely on, and shall be protected in relying on, instructions from DTC for all purposes, including with respect to the registration and delivery, and the respective principal amounts, of the notes to be issued.

             Summary Description of Other Indebtedness of Equistar

$1.25 Billion Revolving Credit Facility

   In connection with its formation on December 1, 1997, Equistar entered into a $1.25 billion revolving credit facility expiring November 2002 with Millennium America Inc., as guarantor, Bank of America National Trust and Savings Association and The Chase Manhattan Bank, as agents, and a syndicate of lending banks which varies from time to time. The syndication provisions of the facility permit a lender, with the consent of Equistar (so long as Equistar is not in default), to assign all or a portion of its interests, rights and obligations under the facility, subject to specified dollar limitations. Assignments to another lender under the facility or to an affiliate of the assigning lender do not require Equistar's consent. This facility was amended in February 1999. Borrowings under the $1.25 billion revolving credit facility currently bear interest depending on the type of borrowing made by Equistar, at its option, at one of the following:

  . LIBOR, generally the London interbank market rate, or NIBOR, generally the New York interbank market rate, plus, in each case, an applicable margin and facility fee based on Equistar's long-term debt ratings as established by S&P's and Moody's. For example, at Equistar's long-term debt ratings as of May 31, 1999, the applicable margin was 0.375% and the facility fee was 0.125%. The margin and facility fee each increase incrementally for each level of downgrade in long-term debt rating.

  . a base rate of either the Federal Funds rate plus 0.5% or a fixed rate of interest offered by a lender

  . a rate established by competitive bids submitted by the sponsoring banks through a competitive auction feature

The $1.25 billion revolving credit facility is available for working capital and general purposes as needed.

   The $1.25 billion revolving credit facility limits Equistar's ability to incur liens to secure indebtedness, enter into sale and leaseback transactions, and to allow subsidiaries to have indebtedness or preferred stock. In general, Equistar can only have liens to secure indebtedness, enter into sale and leaseback transactions, and allow our material subsidiaries to have indebtedness or preferred stock, to the extent the sum of those amounts does not exceed the greater of

  . $250 million

     or

  . 15% of Equistar's consolidated net tangible assets as shown on the most recent audited consolidated balance sheet

   In addition to the quantitative basket allowance described above, the $1.25 billion revolving credit facility allows Equistar to incur or permit to exist specified categories of liens, such as

  . liens securing the performance of bids and contracts

  . liens that arise by operation of law

  . tax liens

  . liens on an asset incurred within 180 days of acquisition or construction of the asset

  . pre-existing liens

   The $1.25 billion revolving credit facility also permits a material subsidiary to issue indebtedness or preferred stock to Equistar or another material subsidiary and allows material subsidiaries to have indebtedness for obligations for the purchase price of real property or equipment and pre-existing indebtedness.

   Under the covenants of the $1.25 billion revolving credit facility, Equistar may not permit the following ratio to exceed 0.6 to 1.0

  . the difference of (a) total indebtedness, not including specified types of subordinated loans from the partners of Equistar, minus (b) all cash and cash equivalents on our consolidated balance sheet in excess of $25 million to

  . the sum of (1) the amount from the foregoing bullet point and (2) total partners' equity

   Under the covenants of the $1.25 billion revolving credit facility, we may not permit the ratio of

  . ""EBITDA," defined in the $1.25 billion revolving credit facility as the sum of operating income, amortization, depreciation and depletion, and noncash compensation expense to

  . net interest expense

for any period of four consecutive fiscal quarters ended on a date listed below to be less than the amount listed opposite the applicable date:

      March 31, 1999................................................ 2.50 to 1.0
      June 30, 1999................................................. 2.25 to 1.0
      September 30, 1999............................................ 2.00 to 1.0
      December 31, 1999............................................. 2.00 to 1.0
      March 31, 2000................................................ 2.15 to 1.0
      June 30, 2000................................................. 2.25 to 1.0
      September 30, 2000............................................ 2.50 to 1.0
      December 31, 2000............................................. 2.75 to 1.0
      After December 31, 2000....................................... 3.00 to 1.0

In the event that Equistar incurs downtime at a plant, the $1.25 billion revolving credit facility provides that up to two times during the entire term of the facility, but only for one quarter during any four consecutive fiscal quarters, we may have the right to add to EBITDA the lesser of (1) the estimated amount by which EBITDA is impacted by that downtime or (2) $20 million.

   The $1.25 billion revolving credit facility also provides that Equistar may not consolidate or merge with another person or permit another person to merge into Equistar, without showing that

  . no event of default has occurred and is continuing

  . Equistar or a wholly owned subsidiary is the surviving person

  . in the case of any transaction in which the consideration paid by Equistar has an aggregate value in excess of 10% of Equistar's consolidated net tangible assets, Equistar submit calculations showing pro forma compliance with the two financial ratio covenants discussed above

The $1.25 billion revolving credit facility also provides that Equistar may not sell, lease, transfer or assign or otherwise dispose of either

  . Equistar's assets, substantially as an entirety

  . assets representing more than 10% of consolidated net tangible assets, unless Equistar delivers pro forma consolidated financial information demonstrating compliance with the two covenants discussed above

   The $1.25 billion revolving credit facility limits Equistar's ability to engage in business other than the type engaged in as of the date of the facility and business reasonably related to not more than 10% of consolidated net tangible assets. The $1.25 billion revolving credit facility also limits the use of proceeds of borrowings under the facility and restricts Equistar's ability to enter into or permit to exist any agreement that restricts the ability of a material subsidiary to pay dividends or other distributions or to make or repay loans or advances to Equistar.

   Events of default under the $1.25 billion revolving credit facility include

  . breach of representation or warranty

  . default in payment of principal

  . default in payment of interest that continues for a period of five days

  . failure to comply with any one of the negative covenants described above for a period of 30 days after we receive notice

  . bankruptcy of Equistar or a material subsidiary

  . default under other indebtedness of Equistar, if the effect of that default is to accelerate or to permit the holder to accelerate that indebtedness in excess of $50 million

  . nonpayment when due of any amount of principal of or interest on any indebtedness of Equistar in an aggregate principal amount in excess of $50 million

  . default in payment of principal in excess of $15 million, when due and payable or principal in excess of $15 million is declared due and payable before the date on which it would otherwise be due and payable

  . failure of Lyondell, Millennium and Occidental at any time to own in the aggregate, through ownership by one or more of them, at least a majority of the total equity interest and voting power of Equistar

   Millennium America Inc., a subsidiary of Millennium, provided limited guarantees with respect to the payment of principal and interest on a total of $750 million principal amount of indebtedness under the $1.25 billion revolving credit facility. However, the lenders may not proceed against Millennium America Inc. until they have exhausted their remedies against Equistar. The guarantee will remain in effect indefinitely, but at any time after December 1, 2004, Millennium America Inc. may elect to terminate the guarantee if all of the following conditions exist:

  . Equistar's ratio of total indebtedness to total capitalization is, as of the most recently completed fiscal quarter, lower than the same ratio for the 12-month period ending December 31, 1998

  . Equistar's ratio of earnings before interests, taxes, depreciation and amortization to net interest for the most recent 12-month period is at least 105% of the same ratio for the 12-month period ending December 31, 1998

  . Equistar is not then in default in the payment of principal of, or interest on, any indebtedness for borrowed money in excess of $15 million

  . Equistar is not then in default in respect of any covenants, other than those relating to payment of principal and/or interest, relating to any indebtedness for borrowed money if the effect of a default shall be to accelerate, or to permit the holder or obligee of such indebtedness, or any trustee on behalf of a holder or obligee, to accelerate, with or without the giving of notice or lapse of time or both, the indebtedness in an aggregate amount in excess of $50 million

   In addition, if Millennium GP and Millennium LP sell all of their respective interests in Equistar to an unaffiliated third party at any time, or if Millennium Petrochemicals sells all of its interests in both Millennium GP and Millennium LP, Millennium America Inc. may elect to terminate its guarantee if, at the time of the sale or termination, Equistar has an investment grade credit rating or the fair market value of Equistar's assets is at least 140% of the gross amount of its liabilities.

   On June 12, 1998, Equistar entered into a $500 million credit facility consisting of a $250 million revolving credit facility and a $250 million one-year term facility with Bank of America National Trust and Savings Association and Chase Bank of Texas, National Association, as agents, and BancAmerica Robertson Stephens and Chase Securities Inc., as arrangers, and the lenders a party thereto from time to time. This facility was terminated in February 1999.

Assumed Lyondell Debt

   At Equistar's formation, Equistar assumed specific long-term notes and debentures of Lyondell. At June 1, 1999 following repayment of $150 million of 10% notes due June 1, 1999, the outstanding portion of those obligations consists of

  . $100 million aggregate principal amount 9.125% notes due 2002

  . $150 million 6.50% notes due 2006

  . $150 million aggregate principal amount debentures due 2026

  . $163 million aggregate principal amount of medium-term notes with various maturities ranging from February 2000 to March 2005 and with various fixed interest rates ranging from 9.50% to 11.30%

Lyondell continues to be liable to the debtholders on these notes and debentures as well, although Equistar and Lyondell have agreed that Equistar will indemnify Lyondell with respect to the assumed debt. As a result, as between Equistar and Lyondell, Lyondell is effectively secondarily liable.

   All of the assumed Lyondell debt provides that neither Equistar nor any restricted subsidiary may incur debt secured by a lien on any principal petrochemical plant or refinery or on the stock of any subsidiary that owns any principal petrochemical plant or refinery, unless Equistar equally and ratably secures the assumed

Lyondell debt. This requirement does not apply to some categories of liens, substantially the same as those permitted under the outstanding notes and the new notes, such as pre-existing liens, liens to secure all or a part of the construction, and liens to secure debt incurred to secure payment for property or to secure debt incurred before, at the time of or within 24 months after acquisition of the property. Equistar is also allowed to incur secured debt, which in the aggregate, together with the aggregate value of all sale and leaseback transactions for which no indebtedness has been retired, does not at any one time exceed the greater of $50 million or 10% of Equistar's consolidated net tangible assets. Some of the assumed Lyondell debt also restricts the incurrence of debt by any subsidiary that owns either of Equistar's Channelview, Texas olefins plants.

   The assumed Lyondell debt also provides that Equistar may not enter into a sale and leaseback transaction unless Equistar would be allowed to incur, under the test described in the foregoing paragraph, secured debt in principal amount equal to or exceeding the value of the sale and leaseback transaction, without equally and ratably securing the assumed Lyondell debt. This restriction does not apply if Equistar voluntarily repays indebtedness in an amount equal to the value of the sale and leaseback transaction within four months of the sale and leaseback transaction.

   The events of default under the assumed Lyondell debt include

  . default in the payment of interest upon the applicable series of debt securities that continues for 30 days

  . default in the payment of principal of the applicable series of debt securities when due and payable

  . failure to observe any other applicable covenant 90 days after written notice

  . bankruptcy

   Lyondell's medium-term notes, which have been assumed by Equistar, have a provision providing for the right of the noteholders to require repurchase of the medium-term notes upon the occurrence of events involving an obligor (which includes both Equistar and Lyondell) under the medium-term notes. These rights are triggered if there is a "designated event" followed by a specified drop in the rating of the securities. A designated event includes

  . a person acquires more than 20% of the voting stock of the obligor

  . during any period of two consecutive years, individuals who at the beginning of that two-year period constituted the obligor's board of directors, or new directors whose nomination was approved by at least two-thirds of the directors who were directors at the beginning of that period or whose nomination was similarly approved, cease to constitute a majority

  . an obligor consolidates or merges with or into any other corporation or conveys, transfers or leases all or substantially all of its assets to any person or any corporation consolidates with or mergers into the obligor, in either event under a transaction in which any shares of voting stock of the obligor outstanding immediately before the transaction are exchanged into or exchanged for cash, securities or other property

  . an obligor acquires beneficial ownership in excess of 30% of its own voting stock

  . an obligor makes distributions other than regular cash dividends to holders of voting stock or purchases voting stock, and the sum of those distributions and purchases is 30% or more of the fair market value of all outstanding stock

  . during any year, an obligor makes distributions other than regular cash dividends or repurchases voting stock other than up to $25 million in repurchases that may be made in connection with employee benefit plans, and the sum of those distributions and purchases exceeds an amount equal to the obligor's net cash flow for the prior fiscal year less the aggregate amount of regular quarterly dividends paid during the same prior fiscal year

The right to require repurchase is triggered if a designated event is followed within 90 days of public notice of the designated event by (a) a downgrade to below investment grade if the medium-term notes are rated investment grade and
(b) a downgrade of at least one full ratings category if the medium-term notes are rated below investment grade.

                              Plan of Distribution

   Based on interpretations by the staff of the SEC in no action letters issued to third parties, we believe that you may transfer new notes issued under the exchange offers in exchange for the outstanding notes if you both

  . acquire the new notes in the ordinary course of your business

  . are not engaged in, and do not intend to engage in, and have no arrangement or understanding with any person to participate in, a distribution of new notes

Broker-dealers receiving new notes in the exchange offers will be subject to a prospectus delivery requirement with respect to resales of the new notes. The letter of transmittal states that by acknowledging and delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for outstanding notes where the outstanding notes were acquired by the broker-dealer as a result of market-making activities or other trading activities.

   We believe that you may not transfer new notes issued under the exchange offers in exchange for the outstanding notes if you are either

  . our "affiliate" within the meaning of Rule 405 under the Securities Act

  . a broker-dealer that acquired outstanding notes directly from us

  . a broker-dealer that acquired outstanding notes as a result of market-making or other trading activities without compliance with the registration and prospectus delivery provisions of the Securities Act

   To date, the staff of the SEC has taken the position that participating broker-dealers may fulfill their prospectus delivery requirements with respect to transactions involving an exchange of securities such as this exchange offers, other than a resale of an unsold allotment from the original sale of the outstanding notes, with the prospectus contained in the exchange offers registration statement. Broker-dealers who acquired the outstanding notes from Equistar may not rely on SEC staff interpretations. They must comply with the registration and prospectus delivery requirements of the Securities Act-- including being named as selling noteholders--in order to resell the outstanding notes or the new notes. In the exchange and registration rights agreement, we have agreed to permit participating broker-dealers use of this prospectus in connection with the resale of new notes. We have agreed that, for a period up to 180 days after the expiration of the exchange offers, we will make this prospectus, and any amendment or supplement to this prospectus, available to any broker-dealer that requests these documents in the letter of transmittal. In addition, until December 2, 1999, all dealers effecting transactions in the new notes may be required to deliver a prospectus.

   If you wish to exchange your outstanding notes for new notes in the exchange offers, you will be required to make representations to us as described in "The Exchange Offers--Purpose and Effect of the Exchange Offers" and "The Exchange Offers--Procedures for Tendering--Your Representations to Us" of this prospectus and in the letter of transmittal. In addition, if you are a broker-dealer who receives new notes for your own account in exchange for outstanding notes that were acquired by you as a result of market-making activities or other trading activities, you will be required to acknowledge that you will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale by you of new notes.

   We will not receive any proceeds from any sale of new notes by broker-dealers. Broker-dealers who receive new notes for their own account in the exchange offers may sell them from time to time in one or more transactions either

  . in the over-the-counter market

  . in negotiated transactions

  . through the writing of options on the new notes or a combination of methods of resale

  . at market prices prevailing at the time of resale

  . at prices related to prevailing market prices or negotiated prices

   Any resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any broker-dealer or the purchasers of any new notes. Any broker-dealer that resells new notes it received for its own account in the exchange offers and any broker or dealer that participates in a distribution of new notes may be deemed to be an "underwriter" within the meaning of the Securities Act. Any profit on any resale of new notes and any commissions or concessions received by any persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

   We have agreed to pay all expenses incidental to the exchange offers other than commissions and concessions of any brokers or dealers. We will indemnify holders of the outstanding notes, including any broker-dealers, against some liabilities, including liabilities under the Securities Act, as provided in the exchange and registration rights agreement.

                                 Legal Matters

   Baker & Botts, L.L.P., Houston, Texas, counsel for Equistar and Equistar Funding, has issued an opinion about the legality of the new notes.

                                    Experts

   The following financial statements included in this prospectus have been so included in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting:

  . of Equistar as of and for the year ended December 31, 1998, and as of December 31, 1997, and for the one month then ended

  . of the Lyondell contributed business

    --as of November 30, 1997

    --as of December 31, 1996

    --for the eleven-month period ended November 30, 1997

    --for each of the two years in the period ended December 31, 1996

  . of the Millennium contributed business

    --as of November 30, 1997

    --as of December 31, 1996

    --for the eleven-month period ended November 30, 1997

    --for each of the two years in the period ended December 31, 1996

  . the consolidated balance sheet of Lyondell as of December 31, 1998

  . the consolidated balance sheet of Millennium as of December 31, 1998

   The financial statements included in this prospectus and elsewhere in the registration statement, to the extent and for the periods indicated in their reports appearing on pages F-66 and F-133 relating to the Occidental contributed business and Occidental Chemical Holding Corporation, respectively, have been audited by Arthur Andersen LLP, independent public accountants, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                             Available Information

   Neither Equistar nor Equistar Funding currently files reports with the SEC or delivers annual reports to security holders under the Exchange Act. We will provide without charge, upon written request, a copy of any information that is required to enable resales of the notes to be made under Rule 144A under the Securities Act, a copy of the exchange and registration rights agreement as described under "The Exchange Offers" and "The Exchange and Registration Rights Agreement," and copies of other documents as described under "Description of the Partnership Agreement" and "Description of the Parent Agreement." Written requests for this information should be addressed to Equistar Chemicals, LP at 1221 McKinney Street, Houston, Texas 77010, Attention: Gerald A. O'Brien.

                         INDEX TO FINANCIAL STATEMENTS

Equistar Chemicals, LP:
  Unaudited Financial Statements
    Balance Sheets as of June 30, 1999 and December 31, 1998..............  F-3
    Statements of Income for the six months ended June 30, 1999 and 1998..  F-4
    Statements of Cash Flows for the six months ended June 30, 1999 and
     1998.................................................................  F-5
    Notes to Financial Statements.........................................  F-6

  Audited Financial Statements
    Report of Independent Accountants..................................... F-12
    Balance Sheets as of December 31, 1998 and 1997....................... F-13
    Statements of Income for the year ended December 31, 1998 and the one month ended December 31, 1997........................................ F-14
    Statements of Partners' Capital for the year ended December 31, 1998 and the one month ended December 31, 1997............................ F-15
    Statements of Cash Flows for the year ended December 31, 1998 and the one month ended December 31, 1997.................................... F-16
    Notes to Financial Statements......................................... F-17
Lyondell Contributed Business:
  Audited Financial Statements
    Report of Independent Accountants..................................... F-35
    Balance Sheets as of November 30, 1997 and December 31, 1996.......... F-36
    Statements of Income and Invested Capital for the eleven months ended
     November 30, 1997 and the years ended December 31, 1996 and 1995..... F-37
    Statements of Cash Flows for the eleven months ended November 30, 1997 and the years ended December 31, 1996 and 1995....................... F-38
    Notes to Financial Statements......................................... F-39
Millennium Contributed Business:
  Audited Financial Statements
    Report of Independent Accountants..................................... F-47
    Balance Sheets as of November 30, 1997 and December 31, 1996.......... F-48
    Statements of Income for the eleven months ended November 30, 1997 and the years ended December 31, 1996 and 1995........................... F-49
    Statements of Changes in Invested Capital for the eleven months ended
     November 30, 1997 and the year ended December 31, 1996............... F-50
    Statements of Cash Flows for the eleven months ended November 30, 1997 and the years ended December 31, 1996 and 1995....................... F-51
    Notes to Financial Statements......................................... F-52
Occidental Contributed Business:
  Unaudited Financial Statements
    Balance Sheets as of March 31, 1998 and 1997.......................... F-57
    Statements of Operations and Invested Capital for the three months ended March 31, 1998 and 1997........................................ F-58
    Statements of Cash Flows for the three months ended March 31, 1998 and
     1997................................................................. F-59
    Notes to Financial Statements......................................... F-60

  Audited Financial Statements
    Report of Independent Accountants..................................... F-66
    Balance Sheets as of December 31, 1997 and 1996....................... F-67
    Statements of Operations and Invested Capital for the years ended
     December 31, 1997, 1996 and 1995..................................... F-68
    Statements of Cash Flows for the years ended December 31, 1997, 1996 and 1995............................................................. F-69
    Notes to Financial Statements......................................... F-70

   The consolidated balance sheets and notes thereto of each of Lyondell Chemical Company, Millennium Chemicals Inc. and Occidental Chemical Holding Corporation on pages F-78 through F-136 are included because each such company guarantees to Equistar certain obligations of its wholly owned subsidiary that serves as a general partner of Equistar.

Lyondell Chemical Company
  Unaudited Consolidated Balance Sheet
    Consolidated Balance Sheet as of June 30, 1999........................  F-78
    Notes to Consolidated Balance Sheet...................................  F-79
  Audited Consolidated Balance Sheet
    Report of Independent Accountants.....................................  F-87
    Consolidated Balance Sheet as of December 31, 1998....................  F-88
    Notes to Consolidated Balance Sheet...................................  F-89
Millennium Chemicals Inc.
  Unaudited Consolidated Balance Sheet
    Consolidated Balance Sheet as of June 30, 1999........................ F-106
    Notes to Consolidated Balance Sheet................................... F-107
  Audited Consolidated Balance Sheet
    Report of Independent Accountants..................................... F-113
    Consolidated Balance Sheet as of December 31, 1998.................... F-114
    Notes to Consolidated Balance Sheet................................... F-115
Occidental Chemical Holding Corporation
  Unaudited Consolidated Balance Sheet
    Consolidated Balance Sheet as of June 30, 1999........................ F-127
    Notes to Consolidated Balance Sheet................................... F-128
  Audited Consolidated Balance Sheet
    Report of Independent Auditors........................................ F-133
    Consolidated Balance Sheet as of December 31, 1998.................... F-134
    Notes to Consolidated Balance Sheet................................... F-135

                             EQUISTAR CHEMICALS, LP

                                 BALANCE SHEETS
                              Millions of dollars
                                  (Unaudited)

                                                           June 30, December 31,
                                                             1999       1998
                                                           -------- ------------
                          ASSETS
                          ------
Current assets:
  Cash and cash equivalents...............................  $   77     $   66
  Accounts receivable:
    Trade, net............................................     413        345
    Related parties.......................................     128        142
  Inventories.............................................     476        549
  Prepaid expenses and other current assets...............      31         25
                                                            ------     ------
      Total current assets................................   1,125      1,127
                                                            ------     ------
Property, plant and equipment, net........................   4,030      4,075
Investment in PD Glycol...................................      56         55
Goodwill, net.............................................   1,135      1,151
Deferred charges and other assets.........................     256        257
                                                            ------     ------
Total assets..............................................  $6,602     $6,665
                                                            ======     ======
            LIABILITIES AND PARTNERS' CAPITAL
            ---------------------------------
Current liabilities:
  Accounts payable:
    Trade.................................................  $  333     $  331
    Related parties.......................................      11         15
  Payable to owners.......................................       6          6
  Current maturities of long-term debt....................      42        150
  Other accrued liabilities...............................     140        133
                                                            ------     ------
      Total current liabilities...........................     532        635
                                                            ------     ------
Obligations under capital leases..........................      --        205
Long-term debt, less current maturities...................   2,169      1,865
Other liabilities and deferred credits....................      93         75
Commitments and contingencies
Partners' capital:
  Partners capital........................................   3,808      3,885
                                                            ------     ------
      Total partners' capital.............................   3,808      3,885
                                                            ------     ------
Total liabilities and partners' capital...................  $6,602     $6,665
                                                            ======     ======

                       See notes to financial statements.

                             EQUISTAR CHEMICALS, LP

                              STATEMENTS OF INCOME
                              Millions of dollars
                                  (Unaudited)

                             For the three    For the six
                             months ended    months ended
                               June 30,        June 30,
                             --------------  --------------
                              1999    1998    1999    1998
                             ------  ------  ------  ------
Sales and other operating
 revenues:
  Unrelated parties......... $1,009  $  985  $1,935  $1,928
  Related parties...........    201     108     377     186
                             ------  ------  ------  ------
                              1,210   1,093   2,312   2,114
                             ------  ------  ------  ------
Operating costs and
 expenses:
  Cost of sales:
    Unrelated parties.......    963     845   1,792   1,572
    Related parties.........    134      96     282     167
  Selling, general and
   administrative expenses..     63      65     131     132
  Research and development
   expense..................     10      10      20      19
  Restructuring and other
   unusual charges..........     --       1      --       1
                             ------  ------  ------  ------
                              1,170   1,017   2,225   1,891
                             ------  ------  ------  ------
  Operating income..........     40      76      87     223
                             ------  ------  ------  ------
Interest expense............    (46)    (38)    (89)    (70)
Interest income.............      1       6       5      12
Other income (expense),
 net........................     46      --      46      --
                             ------  ------  ------  ------
Net income.................. $   41  $   44  $   49  $  165
                             ======  ======  ======  ======



                       See notes to financial statements.

                             EQUISTAR CHEMICALS, LP

                            STATEMENTS OF CASH FLOWS

                              Millions of dollars
                                  (Unaudited)

                                                                     For the
                                                                       six
                                                                     months
                                                                      ended
                                                                    June 30,
                                                                    ----------
                                                                    1999  1998
                                                                    ----  ----
Cash flows from operating activities:
 Net income........................................................ $ 49  $165
 Adjustments to reconcile net income to net cash provided by operating activities:
  Depreciation and amortization....................................  147   128
  Equity in losses of investment in PD Glycol......................    2    --
  Net gain on sales of assets......................................  (40)   --
  Increase in accounts receivable..................................  (54)  (96)
  Decrease in receivables from owners..............................   --   141
  Decrease (increase) in inventories...............................   73    23
  (Decrease) increase in accounts payable..........................   (5)   48
  Decrease in payable to owners....................................   --   (63)
  Increase (decrease) in other accrued liabilities.................    3    43
  Net change in other working capital accounts.....................   (5)    3
  Other............................................................   (1)  (18)
                                                                    ----  ----
    Net cash provided by operating activities......................  169   374
                                                                    ----  ----
Cash flows from investing activities:
 Expenditures for property, plant and equipment....................  (76)  (65)
 Proceeds from sales of assets.....................................   72    --
 Contributions and advances to affiliates..........................  (14)   (1)
                                                                    ----  ----
    Net cash used in investing activities..........................  (18)  (66)
                                                                    ----  ----
Cash flows from financing activities:
 Borrowings of long-term debt......................................  918   725
 Repayments of long-term debt...................................... (722)   (4)
 Repayment of obligations under capital leases..................... (205)   --
 Payment of debt issuance costs....................................   (6)   --
 Distributions to owners........................................... (125) (996)
                                                                    ----  ----
    Net cash provided by (used in) financing activities............ (140) (275)
                                                                    ----  ----
Increase (decrease) in cash and cash equivalents...................   11    33
Cash and cash equivalents at beginning of period...................   66    41
                                                                    ----  ----
Cash and cash equivalents at end of period......................... $ 77  $ 74
                                                                    ====  ====

                       See notes to financial statements.

                             EQUISTAR CHEMICALS, LP

                   NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

1. Basis of Preparation

   The accompanying unaudited financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Rule 10-01 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments, consisting only of normal, recurring adjustments considered necessary for a fair presentation, have been included. Certain amounts from prior periods have been reclassified to conform to the current period presentation.

   The preparation of these financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Company Operations

   Pursuant to a partnership agreement (the "Partnership Agreement") Lyondell Petrochemical Company ("Lyondell") and Millennium Chemicals Inc. ("Millennium") formed Equistar Chemicals, LP, a Delaware limited partnership, which commenced operations on December 1, 1997. The Partnership is a joint venture and the businesses contributed by Lyondell and Millennium consisted of non-monetary assets and were accounted for on a predecessor basis. From December 1, 1997 to May 15, 1998, the Partnership was owned 57 percent by Lyondell and 43 percent by Millennium. Lyondell owns its interest in the Partnership through two wholly-owned subsidiaries, Lyondell Petrochemical G.P. Inc. ("Lyondell GP") and Lyondell Petrochemical L.P. Inc. ("Lyondell LP"). Millennium also owns its interest in the Partnership through two wholly-owned subsidiaries, Millennium Petrochemicals GP LLC ("Millennium GP") and Millennium Petrochemicals LP LLC ("Millennium LP").

   On May 15, 1998, the Partnership was expanded with the contribution of certain assets from Occidental Petroleum Corporation ("Occidental"). These assets include the ethylene, propylene and ethylene oxide ("EO") and derivatives businesses and certain pipeline assets held by Oxy Petrochemicals Inc. ("Oxy Petrochemicals"), a 50% interest in a joint venture between PDG Chemical Inc. (" PDG Chemical") and du Pont de Nemours and Company, and a lease to the Partnership of the Lake Charles, Louisiana olefins plant and related pipelines held by Occidental Chemical Corporation ("Occidental Chemical") (collectively, the "Occidental Contributed Business"). Occidental Chemical, Oxy Petrochemicals and PDG Chemical are all wholly-owned, indirect subsidiaries of Occidental. The Occidental Contributed Business included olefins plants at Corpus Christi and Chocolate Bayou, Texas; EO/ethylene glycol ("EG") and EG derivatives businesses located at Bayport, Texas, Occidental's 50% ownership of PD Glycol, which operates EO/EG plants at Beaumont, Texas, 950 miles of owned and leased ethylene/propylene pipelines and the lease to the Partnership of the Lake Charles, Louisiana olefins plant and related pipelines.

   In exchange for the Occidental Contributed Business, two subsidiaries of Occidental were admitted as limited partners and a third subsidiary was admitted as a general partner in the Partnership for an aggregate partnership interest of 29.5%. In addition, the Partnership assumed approximately $205 million of Occidental indebtedness and the Partnership issued a promissory note to an Occidental subsidiary in the amount of $419.7 million. In connection with the contribution of the Occidental Contributed Business and the reduction of Millennium's and Lyondell's ownership interests in the Partnership, the Partnership also issued a promissory note to Millennium LP in the amount of $75 million. The consideration paid for the Occidental Contributed Business was determined based upon arms-length negotiations between Lyondell, Millennium and Occidental. In connection with the transaction, the Partnership and Occidental also entered into a long-term agreement for the Partnership to supply the ethylene requirements for Occidental Chemical's US manufacturing plants.

                             EQUISTAR CHEMICALS, LP

   Upon completion of this transaction, the Partnership is now owned 41% by Lyondell through wholly-owned subsidiaries, 29.5% by Millennium through wholly-owned subsidiaries and 29.5% by Occidental, through its wholly-owned subsidiaries Occidental Petrochem Partner GP Inc. ("Occidental GP"), Occidental Petrochem Partner 1, Inc. ("Occidental LP1") and Occidental Petrochem Partner 2, Inc. ("Occidental LP2").

   The Partnership owns and operates the petrochemicals and polymers businesses contributed by Lyondell, Millennium and Occidental (the "Contributed Businesses") which consist of 17 manufacturing facilities on the US Gulf Coast and in the US Midwest. The petrochemicals segment produces products including ethylene, propylene and butadiene; aromatics, including benzene and toluene; oxygenated chemicals, including ethylene oxide and derivatives, and methyl tertiary butyl ether ("MTBE"); ethyl alcohol and diethyl ether; and specialty chemicals, including refinery building blocks. These products are used primarily in the production of other chemicals and products, including polymers. The petrochemicals segment also includes sales of methanol produced by Lyondell Methanol LP ("Lyondell Methanol"), which is owned 75 percent by Lyondell. The Partnership operates the Lyondell Methanol facility. The polymers segment produces polyolefins, including high-density polyethylene ("HDPE"), low-density polyethylene ("LDPE"), linear low-density polyethylene ("LLDPE"), and polypropylene; and performance polymers products, including color concentrates and compounds; wire and cable resins and compounds; adhesive resins; and fine powders, which are used in the production of a wide variety of consumer and industrial products. The color concentrates and compounds business was sold on April 30, 1999 (see note 3).

   The Partnership Agreement provides that Equistar is governed by a Partnership Governance Committee consisting of nine representatives, three appointed by each partner. Most of the significant decisions of the Partnership Governance Committee require unanimous consent, including approval of the Partnership's Strategic Plan and annual updates thereof.

   Pursuant to the Partnership Agreement, net income is allocated among the partners on a pro rata basis based on their percentage ownership of the Partnership. Distributions are made to the partners based on their percentage ownership of the Partnership. Additional contributions required by the Partnership will also be based on the partners' percentage ownership of the Partnership.

3. Sale of Concentrates and Compounds Business

   On April 30, 1999, Equistar completed the sale of its concentrates and compounds business to Ampacet Corporation. The transaction included two manufacturing facilities, located in Heath, Ohio and Crockett, Texas, and related inventories. Equistar recorded a net gain on the sale of approximately $42 million.

4. Inventories

   The components of inventory and their book values at June 30, 1999 and December 31, 1998 were as follows:

      Millions of dollars                                              1999 1998
      -------------------                                              ---- ----
      Finished products............................................... $254 $301
      Work-in-process.................................................   28   11
      Raw materials...................................................  102  149
      Materials and supplies..........................................   92   88
                                                                       ---- ----
        Total inventories............................................. $476 $549
                                                                       ==== ====

                             EQUISTAR CHEMICALS, LP

5. Property, Plant and Equipment, Net

   The components of property, plant and equipment and their gross value at June 30, 1999 and December 31, 1998 were as follows:

      Millions of dollars                                          1999   1998
      -------------------                                         ------ ------
      Manufacturing facilities and equipment..................... $5,604 $5,344
      Manufacturing equipment acquired under capital leases......     --    236
      Construction projects in progress..........................    221    189
      Land.......................................................     78     78
                                                                  ------ ------
        Total property, plant and equipment......................  5,903  5,847
      Less accumulated depreciation..............................  1,873  1,772
                                                                  ------ ------
        Property, plant and equipment, net....................... $4,030 $4,075
                                                                  ====== ======

6. Long-Term Debt and Financing Arrangements

   Long-term debt at June 30, 1999 and December 31, 1998 was comprised of the following:

      Millions of dollars                                         1999    1998
      -------------------                                        ------  ------
      Bank credit facilities:
        5-year term credit facility............................. $  750  $1,150
        $500 million credit agreement...........................     --     152
      Other debt obligations:
        Medium-term notes (2000-2005)...........................    163     163
        10.00% Notes due in 1999................................     --     150
        9.125% Notes due in 2002................................    100     100
        8 1/2% Notes due 2004...................................    300      --
        6.5% Notes due in 2006..................................    150     150
        8 3/4% Notes due 2009...................................    600      --
        7.55% Debentures due in 2026............................    150     150
        Other...................................................     (2)     --
                                                                 ------  ------
          Total long-term debt..................................  2,211   2,015
      Less current maturities...................................     42     150
                                                                 ------  ------
          Long-term debt, net...................................  2,169   1,865
          Capital lease obligations (5.89% due in 2000).........     --     205
                                                                 ------  ------
          Total long-term debt and lease obligations............ $2,169  $2,070
                                                                 ======  ======

7. Supplemental Cash Flow Information

   Supplemental cash flow information for the six months ended June 30, 1999 and 1998

      Millions of dollars                                             1999 1998
      -------------------                                             ---- ----
      Cash paid for interest........................................  $65  $67
                                                                      ===  ===
      Noncash investing and financing activities:
        Noncash adjustments to contributed capital..................  $--  $(4)
        Other.......................................................    1   --
        Inventory transfer from PD Glycol...........................   12    3
                                                                      ===  ===

                             EQUISTAR CHEMICALS, LP

8. Commitments and Contingencies

   The Partnership has various purchase commitments for materials, supplies and services incident to the ordinary conduct of business. In the aggregate, such commitments are not at prices in excess of current market.

   The Partnership is also subject to various lawsuits and proceedings. Subject to the uncertainty inherent in all litigation, management believes the resolution of these proceedings will not have a material adverse effect upon the financial statements or liquidity of the Partnership.

   Equistar has agreed to indemnify and defend Lyondell and Millennium, individually, against certain uninsured claims and liabilities which Equistar may incur relating to the operation of the Contributed Business prior to December 1, 1997 up to $7 million each within the first seven years of the Partnership, subject to certain terms of the Asset Contribution Agreements. Equistar has also agreed to indemnify Occidental up to $7 million on a similar basis relating to the operation of the Occidental Contributed Business prior to May 15, 1998. During the six months ended June 30, 1999 and 1998, the Partnership incurred $4 million and $2 million, respectively, in expenses for these uninsured claims and liabilities.

   The Partnership's policy is to be in compliance with all applicable environmental laws. The Partnership is subject to extensive environmental laws and regulations concerning emissions to the air, discharges to surface and subsurface waters and the generation, handling, storage, transportation, treatment and disposal of waste materials. Some of these laws and regulations are subject to varying and conflicting interpretations. In addition, the Partnership cannot accurately predict future developments, such as increasingly strict requirements of environmental laws, inspection and enforcement policies and compliance costs therefrom which might affect the handling, manufacture, use, emission or disposal of products, other materials or hazardous and non-hazardous waste. The Partnership had no reserves for environmental matters as of June 30, 1999.

   Certain federal and state governmental initiatives have sought either to rescind the oxygenate requirement for reformulated gasoline or to restrict the use of MTBE. These initiatives or other governmental actions could result in a significant reduction in Equistar's MTBE sales.

   In the opinion of management, any liability arising from the matters discussed in this Note is not expected to have a material adverse effect on the financial statements or liquidity of the Partnership. However, the adverse resolution in any reporting period of one or more of these matters discussed in this Note could have a material impact on the Partnership's results of operations for that period without giving effect to contribution or indemnification obligations of co-defendants or others, or to the effect of any insurance coverage that may be available to offset the effects of any such award.

                             EQUISTAR CHEMICALS, LP

9. Segment and Related Information

   Equistar has identified three reportable segments in which it operates: (i) petrochemicals; (ii) polymers; and (iii) unallocated. Summarized financial information concerning Equistar's reportable segments is shown in the following table:

Millions of dollars       Petrochemicals Polymers Unallocated Eliminations Total
-------------------       -------------- -------- ----------- ------------ ------
For the three months
 ended June 30, 1999:
------------------------
Sales and other
 operating revenues:
  Customers.............      $  733      $  477                           $1,210
  Intersegment..........         312                             $(312)        --
                              ------      ------                 -----     ------
Total sales and
 operating revenues.....      $1,045      $  477                  (312)    $1,210
                              ======      ======                 =====     ======
Operating income
 (loss).................      $   83      $    9     $ (52)                $   40
Interest expense........                               (46)                   (46)
Interest income.........                                 1                      1
Other income (expense),
 net....................                                46                     46
                              ------      ------     -----                 ------
Income (loss) before
 income taxes...........      $   83      $    9     $ (51)                $   41
                              ======      ======     =====                 ======
For the three months
 ended June 30, 1998:
------------------------
Sales and other
 operating revenues:
  Customers.............      $  563      $  530                           $1,093
  Intersegment..........         296          24                 $(320)        --
                              ------      ------                 -----     ------
Total sales and
 operating revenues.....      $  859      $  554                 $(320)    $1,093
                              ======      ======                 =====     ======
Operating income
 (loss).................      $   68      $   63     $ (55)                $   76
Interest expense........                               (38)                   (38)
Interest income.........                                 6                      6
                              ------      ------     -----                 ------
Income (loss) before
 income taxes...........      $   68      $   63       (87)                $   44
                              ======      ======     =====                 ======
For the six months ended
 June 30, 1999:
------------------------
Sales and other
 operating revenues:
  Customers.............      $1,380      $  932                           $2,312
  Intersegment..........         570                             $(570)        --
                              ------      ------                 -----     ------
Total sales and
 operating revenues.....      $1,950      $  932                 $(570)    $2,312
                              ======      ======                 =====     ======
Operating income
 (loss).................      $  175      $   20     $(108)                $   87
Interest expense........                               (89)                   (89)
Interest income.........                                 5                      5
Other income (expense),
 net....................                                46                     46
                              ------      ------     -----                 ------
Income (loss) before
 income taxes...........      $  175      $   20     $(146)                $   49
                              ======      ======     =====                 ======
For the six months ended
 June 30, 1998:
------------------------
Sales and other
 operating revenues:
  Customers.............      $1,041      $1,073                           $2,114
  Intersegment..........         605          39                 $(644)        --
                              ------      ------                 -----     ------
Total sales and
 operating revenues.....      $1,646      $1,112                 $(644)    $2,114
                              ======      ======                 =====     ======
Operating income
 (loss).................      $  197      $  135     $(109)                $  223
Interest expense........                               (70)                   (70)
Interest income.........                                12                     12
Other income (expense),
 net....................                                                       --
                              ------      ------     -----                 ------
Income (loss) before
 income taxes...........      $  197      $  135     $(167)                $  165
                              ======      ======     =====                 ======

                             EQUISTAR CHEMICALS, LP

   The following table presents the details of "Unallocated" operating income
(loss) as presented above for the three months ended June 30, 1999 and 1998:

     Millions of dollars                                           1999  1998
     -------------------                                           ----  ----
     Expenses, principally general and administrative, not
      allocated to petrochemicals and polymers segment............ $(52) $(54)
     Unallocated restructuring and other unusual charges..........   --    (1)
                                                                   ----  ----
       Total...................................................... $(52) $(55)
                                                                   ====  ====

   The following table represents the details of "Unallocated--Operating income
(loss)" as presented above for the six months ended June 30, 1999 and 1998:

     Millions of dollars                                         1999   1998
     -------------------                                         -----  -----
     Expenses, principally general and administrative, not
      allocated to petrochemicals and polymers segment.......... $(108) $(108)
     Unallocated restructuring and other unusual charges........    --     (1)
                                                                 -----  -----
       Total.................................................... $(108) $(109)
                                                                 =====  =====

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Partnership Governance Committee
of Equistar Chemicals, LP:

   In our opinion, the accompanying balance sheets and the related statements of income, of partners' capital and of cash flows present fairly, in all material respects, the financial position of Equistar Chemicals, LP (the "Partnership") at December 31, 1998 and 1997, and the results of its operations and its cash flows for the year ended December 31, 1998 and for the period from December 1, 1997 (inception) to December 31, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Partnership's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP

Houston, Texas
February 26, 1999

                             EQUISTAR CHEMICALS, LP

                                 BALANCE SHEETS
                              Millions of dollars

                                                                 December 31
                                                               ----------------
                                                                1998     1997
                                                               -------  -------
                            ASSETS
                            ------
Current assets:
  Cash and cash equivalents................................... $    66  $    41
  Accounts receivable:
    Trade, net................................................     376      428
    Related parties...........................................     111       36
  Receivables from partners...................................       3      150
  Inventories.................................................     549      513
  Prepaid expenses and other current assets...................      25       24
                                                               -------  -------
      Total current assets....................................   1,130    1,192
                                                               -------  -------
Property, plant and equipment.................................   5,847    3,690
Less accumulated depreciation and amortization................  (1,772)  (1,572)
                                                               -------  -------
                                                                 4,075    2,118
Investment in PD Glycol.......................................      55       --
Goodwill, net.................................................   1,151    1,139
Deferred charges and other assets.............................     257      151
                                                               -------  -------
Total assets.................................................. $ 6,668  $ 4,600
                                                               =======  =======
              LIABILITIES AND PARTNERS' CAPITAL
              ---------------------------------
Current liabilities:
  Accounts payable:
    Trade..................................................... $   264  $   154
    Related parties...........................................      15       18
  Payables to partners........................................       9       63
  Current maturities of long-term debt........................     150       36
  Other accrued liabilities...................................     200       65
                                                               -------  -------
      Total current liabilities...............................     638      336
                                                               -------  -------
Obligations under capital leases..............................     205       --
Long-term debt................................................   1,865    1,512
Other liabilities and deferred credits........................      75       34
Commitments and contingencies
Partners' capital:
  Partners' capital...........................................   3,885    3,063
  Note receivable from Lyondell LP............................      --     (345)
                                                               -------  -------
      Total partners' capital.................................   3,885    2,718
                                                               -------  -------
Total liabilities and partners' capital....................... $ 6,668  $ 4,600
                                                               =======  =======

                       See notes to financial statements.

                             EQUISTAR CHEMICALS, LP

                              STATEMENTS OF INCOME
                              Millions of dollars

                                                                 For the period
                                                     For the    from December 1,
                                                    year ended  1997 (inception)
                                                   December 31, to December 31,
                                                       1998           1997
                                                   ------------ ----------------
Sales and other operating revenues:
  Unrelated parties...............................    $3,818          $338
  Related parties.................................       545            27
                                                      ------          ----
                                                       4,363           365
                                                      ------          ----
Operating costs and expenses:
  Cost of sales:
    Unrelated parties.............................     3,313           261
    Related parties...............................       460            26
  Selling, general and administrative expenses....       294            21
  Restructuring and other unusual charges.........        14            42
                                                      ------          ----
                                                       4,081           350
                                                      ------          ----
  Operating income................................       282            15
Interest expense..................................      (156)          (10)
Interest income...................................        17             2
                                                      ------          ----
Net income........................................    $  143          $  7
                                                      ======          ====


                       See notes to financial statements.

                             EQUISTAR CHEMICALS, LP

                        STATEMENTS OF PARTNERS' CAPITAL

 For the year ended December 31, 1998 and for the period from December 1, 1997
                                 (inception) to
                               December 31, 1997
                              Millions of dollars

                                       Lyondell Millennium Occidental  Total
                                       -------- ---------- ---------- -------
Balance at December 1, 1997
 (inception)..........................  $   --    $   --     $   --   $    --

Capital contributions at inception:
  Net assets..........................     763     2,048         --     2,811
  Note receivable from Lyondell LP....     345        --         --       345
Net income............................       4         3         --         7
Distributions to partners.............     (57)      (43)        --      (100)
                                        ------    ------     ------   -------
Balance at December 31, 1997..........   1,055     2,008         --     3,063
                                        ------    ------     ------   -------
Capital contributions:
  Net assets..........................      --        --      2,097     2,097
  Other...............................     (14)        9          8         3
Net income (loss).....................      84        64         (5)      143
Distributions to partners.............    (512)     (460)      (449)   (1,421)
                                        ------    ------     ------   -------
Balance at December 31, 1998..........  $  613    $1,621     $1,651   $ 3,885
                                        ======    ======     ======   =======



                       See notes to financial statements.

                             EQUISTAR CHEMICALS, LP

                            STATEMENTS OF CASH FLOWS

                              Millions of dollars

                                                               For the period
                                                 For the year from December 1,
                                                    ended     1997 (inception)
                                                 December 31,        to
                                                     1998     December 31, 1997
                                                 ------------ -----------------
Cash flows from operating activities:
 Net income.....................................   $   143          $   7
 Adjustments to reconcile net income to net cash
  provided by operating activities:
  Depreciation and amortization.................       268             19
  Loss on disposition of property, plant and
   equipment....................................         8             --
  Equity in losses of investment in PD Glycol...         3             --
  Changes in assets and liabilities, net of the
   effects of assets contributed:
   Decrease (increase) in accounts receivable...       105           (100)
   Decrease (increase) in receivables from
    partners....................................       147           (101)
   Decrease (increase) in inventories...........       133             (5)
   Increase in accounts payable.................        40            188
   (Decrease) increase in payables to partners..       (63)            54
   Increase in other accrued liabilities........       122             48
   Net change in other working capital
    accounts....................................         2            (15)
   Other........................................       (62)             7
                                                   -------          -----
    Net cash provided by operating activities...       846            102
                                                   -------          -----
Cash flows from investing activities:
 Additions to property, plant and equipment.....      (200)           (12)
 Proceeds from disposition of property, plant
  and equipment.................................         3             --
 Contributions and advances to affiliates.......       (15)            --
                                                   -------          -----
    Net cash used in investing activities.......      (212)           (12)
                                                   -------          -----
Cash flows from financing activities:
 Borrowings of long-term debt...................       757             50
 Repayments of long-term debt...................      (290)            --
 Proceeds from payment of note receivable by
  Lyondell......................................       345             --
 Cash contributions from partners...............        --              1
 Distributions to partners......................    (1,421)          (100)
                                                   -------          -----
    Net cash used in financing activities.......      (609)           (49)
                                                   -------          -----
Increase in cash and cash equivalents...........        25             41
Cash and cash equivalents at beginning of
 period.........................................        41             --
                                                   -------          -----
Cash and cash equivalents at end of period......   $    66          $  41
                                                   =======          =====

                       See notes to financial statements.

                             EQUISTAR CHEMICALS, LP

                         NOTES TO FINANCIAL STATEMENTS

1. Formation of the Company and Operations

   Pursuant to a partnership agreement (the "Partnership Agreement") Lyondell Chemical Company ("Lyondell") and Millennium Chemicals, Inc. ("Millennium") formed Equistar Chemicals, LP ("Equistar" or the "Partnership"), a Delaware limited partnership, which commenced operations on December 1, 1997. The Partnership is a joint venture and the businesses contributed by Lyondell and Millennium consisted of non-monetary assets and were accounted for on a predecessor basis. From December 1, 1997 to May 15, 1998, the Partnership was owned 57 percent by Lyondell and 43 percent by Millennium. Lyondell owns its interest in the Partnership through two wholly-owned subsidiaries, Lyondell Petrochemical G.P. Inc. ("Lyondell GP") and Lyondell Petrochemical L.P. Inc. ("Lyondell LP"). Millennium also owns its interest in the Partnership through two wholly-owned subsidiaries, Millennium Petrochemicals GP LLC ("Millennium GP") and Millennium Petrochemicals LP LLC ("Millennium LP").

   On May 15, 1998, the Partnership was expanded with the contribution of certain assets from Occidental Petroleum Corporation ("Occidental") (see Note
3). These assets include the ethylene, propylene and ethylene oxide ("EO") and EO derivatives businesses and certain pipeline assets held by Oxy Petrochemicals Inc. ("Oxy Petrochemicals"), a 50 percent interest in a joint venture between PDG Chemical Inc. ("PDG Chemical") and Du Pont de Nemours and Company ("PD Glycol"), and a lease to the Partnership of the Lake Charles, Louisiana olefins plant and related pipelines held by Occidental Chemical Corporation ("Occidental Chemical") (collectively, the "Occidental Contributed Business"). Occidental Chemical, Oxy Petrochemicals and PDG Chemical are wholly-owned, indirect subsidiaries of Occidental. The Occidental Contributed Business included olefins plants at Corpus Christi and Chocolate Bayou, Texas, EO/ethylene glycol and EO derivatives businesses located at Bayport, Texas, Occidental's 50 percent ownership of PD Glycol, which operates a polyglycol plant at Beaumont, Texas, 1,430 miles of owned and leased ethylene/propylene pipelines, and the lease to the Partnership of the Lake Charles, Louisiana olefins plant and related pipelines.

   In exchange for the Occidental Contributed Business, two subsidiaries of Occidental were admitted as limited partners and a third subsidiary was admitted as a general partner in the Partnership for an aggregate partnership interest of 29.5 percent. In addition, the Partnership assumed approximately $205 million of Occidental indebtedness and the Partnership issued a promissory note to an Occidental subsidiary in the amount of $419.7 million, which was subsequently paid in cash in June 1998. In connection with the contribution of the Occidental Contributed Business and the reduction of Millennium's and Lyondell's ownership interests in the Partnership, the Partnership also issued a promissory note to Millennium LP in the amount of $75 million, which was subsequently paid in June 1998. These payments are included in distributions to partners in the accompanying statements of partners' capital and of cash flows. The consideration paid for the Occidental Contributed Business was determined based upon arms-length negotiations between Lyondell, Millennium, and Occidental. In connection with the transaction, the Partnership and Occidental also entered into a long-term agreement for the Partnership to supply the ethylene requirements for Occidental Chemical's U.S. manufacturing plants.

   After completion of this transaction, the Partnership is owned 41 percent by Lyondell through wholly-owned subsidiaries, 29.5 percent by Millennium through wholly-owned subsidiaries and 29.5 percent by Occidental, through its wholly-owned subsidiaries Occidental Petrochem Partner GP Inc. ("Occidental GP"), Occidental Petrochem Partner 1, Inc. ("Occidental LP1") and Occidental Petrochem Partner 2, Inc. ("Occidental LP2").

   The Partnership owns and operates the petrochemicals and polymers businesses contributed by Lyondell, Millennium, and Occidental (the "Contributed Businesses") which consist of 20 manufacturing facilities on the U.S. Gulf Coast and in the U.S. Midwest. The petrochemicals segment manufactures and markets olefins, oxygenated chemicals, aromatics and specialty chemicals. Olefins include ethylene, propylene and butadiene, and oxygenated chemicals include ethylene oxide, ethylene glycol, ethanol and methyl tertiary butyl ether

                             EQUISTAR CHEMICALS, LP

("MTBE"). The petrochemicals segment also includes the production and sale of aromatics including benzene and toluene. The polymers segment manufactures and markets polyolefins, including high-density polyethylene ("HDPE"), low-density polyethylene ("LDPE"), linear low-density polyethylene ("LLDPE"), polypropylene, and performance polymers, all of which are used in the production of a wide variety of consumer and industrial products. The performance polymers include enhanced grades of polyethylene, including wire and cable resins, concentrates and compounds, and polymeric powders.

   The Partnership Agreement provides that Equistar is governed by a Partnership Governance Committee consisting of nine representatives, three appointed by each partner. Most of the significant decisions of the Partnership Governance Committee require unanimous consent, including approval of the Partnership's Strategic Plan and annual updates thereof.

   Pursuant to the Partnership Agreement, net income is allocated among the partners on a pro rata basis based on their percentage ownership of the Partnership. Distributions are made to the partners based on their percentage ownership of the Partnership. Additional cash contributions required by the Partnership will also be based on the partners' percentage ownership of the Partnership.

2. Summary of Significant Accounting Policies

   Revenue Recognition--Revenue from product sales is recognized upon delivery of products to the customer.

   Cash and Cash Equivalents--Cash equivalents consist of highly liquid debt instruments such as certificates of deposit, commercial paper and money market accounts purchased with an original maturity date of three months or less. Cash equivalents are stated at cost, which approximates fair value. The Partnership's policy is to invest cash in conservative, highly rated instruments and limit the amount of credit exposure to any one institution. The Partnership performs periodic evaluations of the relative credit standing of these financial institutions which are considered in the Partnership's investment strategy.

   The Partnership has no requirements for compensating balances in a specific amount at a specific point in time. The Partnership does maintain compensating balances for some of its banking services and products. Such balances are maintained on an average basis and are solely at the Partnership's discretion. As a result, none of the Partnership's cash is restricted.

   Accounts Receivable--The Partnership sells its products primarily to companies in the petrochemicals and polymers industries. The Partnership performs ongoing credit evaluations of its customers' financial condition and, in certain circumstances, requires letters of credit from them. The Partnership's allowance for doubtful accounts, which is reflected in the accompanying balance sheet as a reduction of accounts receivable, totaled $3 million at December 31, 1998. The Partnership had no allowance for doubtful accounts recorded at December 31, 1997.

   Inventories--Inventories are stated at the lower of cost or market. Cost is determined on the last-in, first-out ("LIFO") basis except for materials and supplies, which are valued at average cost.

   Property, Plant and Equipment--Property, plant and equipment are recorded at cost. Depreciation of property, plant and equipment is computed using the straight-line method over the estimated useful lives of the related assets, ranging from 5 to 30 years.

   Upon retirement or sale, the Partnership removes the cost of the assets and the related accumulated depreciation from the accounts and reflects any resulting gains or losses in the statement of income. The Partnership's policy is to capitalize interest cost incurred on debt during the construction of major projects exceeding one year.

                             EQUISTAR CHEMICALS, LP

   Turnaround Maintenance and Repair Expenses--Cost of major repairs and maintenance incurred in connection with substantial overhauls or maintenance turnarounds of production units at the Partnership's manufacturing facilities are deferred and amortized on a straight-line basis until the next planned turnaround, generally five to seven years. These costs are maintenance, repair and replacement costs that are necessary to maintain, extend and improve the operating capacity and efficiency rates of the production units. The Partnership amortized $20 million and $2 million of deferred turnaround maintenance and repair costs for the year ended December 31, 1998 and during the period from December 1, 1997 (inception) to December 31, 1997, respectively.

   Deferred Software Costs--Costs to purchase and develop software for internal use are deferred and amortized on a straight-line basis over 10 years. The Partnership amortized $6 million and less than $1 million of deferred software costs for the year ended December 31, 1998 and during the period from December 1, 1997 (inception) to December 31, 1997, respectively.

   Goodwill--Goodwill includes goodwill contributed by Millennium and goodwill recorded in connection with the contribution of Occidental's assets. Goodwill is being amortized using the straight-line method over forty years. Management periodically evaluates goodwill for impairment based on the anticipated future cash flows attributable to the related operations. Such expected cash flows, on an undiscounted basis, are compared to the carrying value of the tangible and intangible assets, and if impairment is indicated, the carrying value of goodwill, and if necessary other related assets, is adjusted. Management believes that no impairment exists at December 31, 1998. The Partnership amortized $31 million and $3 million of goodwill for the year ended December 31, 1998 and during the period from December 1, 1997 (inception) to December 31, 1997, respectively. Accumulated amortization of goodwill was $166 million and $135 million at December 31, 1998 and 1997, respectively.

   Investment in PD Glycol--Equistar holds a 50 percent interest in a joint venture with Du Pont de Nemours and Company that owns an ethylene glycol facility in Beaumont, Texas. This investment was contributed by Occidental in 1998. The investment in PD Glycol is accounted for under the equity method.

   Environmental Remediation Costs--Expenditures related to investigation and remediation of contaminated sites, which include operating facilities and waste disposal sites, are accrued when it is probable a liability has been incurred and the amount of the liability can reasonably be estimated. Estimates have not been discounted to present value. Environmental remediation costs are expensed or capitalized in accordance with generally accepted accounting principles.

   Pension and Other Postretirement Benefit Plans--During 1998, the Partnership adopted Statement of Financial Accounting Standards ("SFAS") No. 132, Employers' Disclosures about Pensions and Other Retirement Benefits. The provisions of SFAS No. 132 revise employers' disclosures about pension and other postretirement benefit plans. It does not change the measurement or recognition of these plans. SFAS No. 132 standardizes the disclosure requirements for these plans, to the extent practicable.

   Exchanges--Finished product exchange transactions, which involve homogeneous commodities held for sale in the ordinary course in the same line of business and do not involve the payment or receipt of cash, are not accounted for as purchases and sales. Any resulting volumetric exchange balances are accounted for as inventory in accordance with the normal LIFO valuation policy.

   Income Taxes--The Partnership is not subject to federal income taxes as income is reportable directly by the individual partners; therefore, there is no provision for income taxes in the accompanying financial statements.

                             EQUISTAR CHEMICALS, LP

   Use of Estimates--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   Segment and Related Information--In 1998, the Partnership adopted SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. SFAS No. 131 supercedes SFAS No. 14, Financial Reporting for Segments of a Business Enterprise, replacing the "industry segment" approach with the "management" approach. The management approach designates the internal organization that is used by management for making operating decisions and assessing performance as the source of the Partnership's reportable segments. SFAS No. 131 also requires disclosures about products and services, geographic areas and major customers. The adoption of SFAS No. 131 did not affect the results of operations or the financial position of the Partnership (see Note 18).

   Comprehensive Income--Effective January 1, 1998, Equistar adopted SFAS No. 130, Reporting Comprehensive Income. Equistar had no items of other comprehensive income during the year ended December 31, 1998 and the one-month period ended December 31, 1997.

   Derivatives--In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 133, Accounting for Derivative Instruments and Hedging Activities. The statement is effective for Equistar's calendar year 2001; however, early adoption is permitted. SFAS No. 133 requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending upon whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. The gains and losses on the derivative instrument that are reported in other comprehensive income will be reclassified as earnings in the periods in which earnings are impacted by the hedged item. The ineffective portion of all hedges will be recognized in current-period earnings. Equistar does not intend to adopt this pronouncement prior to 2001.

   Reclassifications--Certain 1997 amounts have been restated to conform to classifications adopted in 1998.

3. Addition of Occidental Contributed Business

   On May 15, 1998, the Partnership was expanded with the contribution of certain assets from Occidental. The acquisition was accounted for using the purchase method of accounting and, accordingly, the results of operations for these assets are included in the accompanying statement of income prospectively from May 15, 1998. Occidental contributed assets and liabilities to the Partnership with a fair value of $2.1 billion in exchange for a 29.5% interest in the Partnership. (The Partnership also issued a promissory note to an Occidental subsidiary in the amount of $420 million, which was subsequently paid in cash in June 1998). The fair value was allocated to the assets contributed and liabilities assumed based on the estimated fair values of such assets and liabilities at the date of the contribution. The fair value was determined based on a combination of internal valuations performed by Lyondell, Millennium and Occidental using the income approach. The fair value of the assets contributed and liabilities assumed by the Partnership on May 15, 1998 is as follows:

                             EQUISTAR CHEMICALS, LP

      Millions of dollars
      -------------------
      Total current assets.............................................. $  281
      Property, plant and equipment.....................................  1,964
      Investment in PD Glycol...........................................     58
      Goodwill..........................................................     43
      Deferred charges and other assets.................................     49
                                                                         ------
        Total assets.................................................... $2,395
                                                                         ======
      Other current liabilities......................................... $   79
      Long-term debt....................................................    205
      Other liabilities and deferred credits............................     14
      Partners' capital.................................................  2,097
                                                                         ------
        Total liabilities and partners' capital......................... $2,395
                                                                         ======

   The unaudited pro forma combined historical results of the Partnership as if the Occidental Contributed Business had been contributed on January 1, 1998 is as follows:

                                                                    For the year
                                                                       ended
                                                                    December 31,
      Millions of dollars                                               1998
      -------------------                                           ------------
      Sales and other operating revenues...........................    $4,869
      Unusual charges..............................................        14
      Operating income.............................................       320
      Net income...................................................       154

   The unaudited pro forma data presented above is not necessarily indicative of the results of operations of the Partnership that would have occurred had such transaction actually been consummated as of January 1, 1998, nor are they necessarily indicative of future results.

4. Supplemental Cash Flow Information

      Millions of dollars                                              1998 1997
      -------------------                                              ---- ----
      Cash paid for interest.......................................... $154 $--
                                                                       ==== ===
      Noncash investing and financing activities:
        Noncash adjustments to contributed capital.................... $  3 $--
        Inventory transfer from PD Glycol.............................   15  --
                                                                       ==== ===

                             EQUISTAR CHEMICALS, LP

   Historical cost of assets contributed and liabilities assumed by the Partnership in December 1997 (inception):

      Millions of dollars:
      --------------------
      Total current assets.............................................. $  948
      Property, plant and equipment, net................................  2,121
      Goodwill, net.....................................................  1,142
      Deferred charges and other assets.................................    158
                                                                         ------
        Total assets.................................................... $4,369
                                                                         ======
      Current maturities of long-term debt.............................. $   36
      Other current liabilities.........................................     17
      Long-term debt....................................................  1,462
      Other liabilities and deferred credits............................     43
      Partners' capital.................................................  3,156
      Note receivable from Lyondell LP..................................   (345)
                                                                         ------
        Total liabilities and partners' capital......................... $4,369
                                                                         ======

5. Financial Instruments

   The fair value of all financial instruments included in current assets and current liabilities, including cash and cash equivalents, accounts receivable, accounts payable, and accrued liabilities approximated their carrying value due to their short maturity. Based on the borrowing rates currently available to the Partnership for debt with terms and average maturities similar to the Partnership's debt portfolio, the fair value of the Partnership's long-term debt, including amounts due within one year, was approximately $2.3 billion and $1.5 billion at December 31, 1998 and 1997, respectively.

   The Partnership had issued letters of credit totaling $2.6 million and $4 million at December 31, 1998 and 1997, respectively.

6. Related Party Transactions

   Loans to Millennium and Occidental--In connection with Occidental's entry into Equistar in May 1998, Equistar executed promissory notes to Millennium and Occidental in the principal amounts of $75.0 million and $419.7 million, respectively. Each of the notes provides for the annual accrual of interest (based on a year of 360 days and actual days elapsed) at a rate equal to LIBOR plus .6 percent. These notes were paid in full in June 1998. Interest expense incurred on these notes during 1998 was $3 million.

   Note Receivable from Lyondell LP--Upon formation of the Partnership, Lyondell LP contributed capital to the Partnership in the form of a $345 million promissory note (the "Lyondell Note"). The Lyondell Note bears interest at LIBOR plus a market spread. The note was repaid in full by Lyondell in July 1998. Interest income accrued on the Lyondell note totaled $12.8 million and $1.75 million during 1998 and during the period from December 1, 1997 (inception) to December 31, 1997, respectively.

   Shared Services Agreement with Lyondell--Lyondell provides certain corporate, general and administrative services to the Partnership, including legal, tax, treasury, risk management and other services pursuant to a shared services agreement. During the year ended December 31, 1998, Lyondell charged the Partnership $3 million for these services. During the period December 1, 1997 (inception) to December 31, 1997, charges from Lyondell were less than $1 million. As part of the shared services agreement, the Partnership provides

                             EQUISTAR CHEMICALS, LP
certain general and administrative services to Lyondell, such as health, safety and environmental services, human resource services, information services and legal services. During the year ended December 31, 1998 and during the period December 1, 1997 (inception) to December 31, 1997, the Partnership charged Lyondell less than $1 million for these services.

   Shared Services and Shared-Site Agreements with Millennium--The Partnership and Millennium have entered into a variety of operating, manufacturing and technical service agreements related to the business of Equistar and the vinyl acetate monomers, acetic acid, synthesis gas and methanol businesses retained by Millennium Petrochemicals. These agreements include the provision by the Partnership to Millennium Petrochemicals of materials management, certain utilities, administrative office space, health, safety and environmental services and computer services. During the year ended December 31, 1998, the Partnership charged Millennium Petrochemicals $5 million for these services. During the period from December 1, 1997 (inception) to December 31, 1997, charges to Millennium Petrochemicals were less than $1 million. These agreements also include the provision by Millennium Petrochemicals to the Partnership of certain operational services, including waste water treatment and barge dock access. During the year ended December 31, 1998 and during the period December 1, 1997 (inception) to December 31, 1997, Millennium Petrochemicals charged the Partnership less than $1 million for these services.

   Operating Agreement with Occidental Chemical Corporation--On May 15, 1998, Occidental Chemical and the Partnership entered into an Operating Agreement (the "Operating Agreement") whereby Occidental Chemical agreed to operate and maintain the Occidental Contributed Business and to cause third-parties to continue to provide equipment, products and commodities to those businesses upon substantially the same terms and conditions as provided prior to the transfer. Under the terms of the Operating Agreement, the Partnership agreed to reimburse Occidental Chemical for its cost in connection with the services provided to the Partnership, and the Partnership agreed to pay Occidental Chemical an administrative fee. The Operating Agreement terminated in accordance with its terms on June 1, 1998. During the term of the Operating Agreement, the Partnership paid Occidental Chemical an administrative fee of $1 million.

   Transition Services Agreement with Occidental Chemical--On June 1, 1998, Occidental Chemical and the Partnership entered into a Transition Services Agreement (the "TSA"). Under the terms of the TSA, Occidental Chemical agreed to provide the Partnership certain services in connection with the Occidental Contributed Business, including services related to accounting, payroll, office administration, marketing, transportation, purchasing and procurement, management, human resources, customer service, technical services and others. Between June 1, 1998 and December 31, 1998, the Partnership expensed $6 million in connection with services provided pursuant to the TSA. The TSA expires by its terms on June 1, 1999.

   Occidental Chemical Ethylene Sales Agreement--The Partnership and Occidental Chemical entered into a Sales Agreement, dated May 15, 1998 (the "Ethylene Sales Agreement"). Under the terms of the Ethylene Sales Agreement, Occidental Chemical has agreed to purchase an annual minimum amount of ethylene from the Partnership equal to 100 percent of the ethylene feedstock requirements of Occidental Chemical's United States plants (estimated to be 2 billion pounds per year at the time of the signing of the agreement) less any quantities up to 250 million pounds tolled in accordance with the provisions of such agreement. The Partnership's maximum supply obligation in any calendar year under the Ethylene Sales Agreement is 2.55 billion pounds. Upon three years notice from either party to the other, the Partnership's maximum supply obligation in any calendar year under the Ethylene Sales Agreement may be "phased down" as set forth in the agreement, provided that no phase down may occur prior to January 1, 2009. In accordance with the phase down provisions of the agreement, the annual minimum requirements set forth in the agreement must be phased down over at least a five year period so that the annual required minimum can not decline to zero prior to December 31, 2013 unless certain specified force majeure events occur. The Ethylene Sales Agreement

                             EQUISTAR CHEMICALS, LP
provides for an ethylene sales price that is generally reflective of market prices and will be determined pursuant to a formula using the Partnership's sales price to third parties and several published market price indices. During the period from May 15, 1998 to December 31, 1998, the Partnership charged Occidental Chemical $171 million under the Ethylene Sales Agreement.

   Product Sales to Millennium--The Partnership sells ethylene to Millennium at market-related prices pursuant to an agreement entered into in connection with the formation of Equistar. Under this agreement, Millennium is required to purchase 100 percent of its ethylene requirements for its LaPorte, Texas facility (estimated to be 300 million pounds per year), up to a maximum of 330 million pounds per year. Millennium has the option to increase the amount purchased to up to 400 million pounds per year beginning January 1, 2001. The initial term of the contract expires December 1, 2000 and thereafter, the contract automatically renews annually. Either party may terminate on one year's notice, except that if Millennium elects to increase its purchases under the contract, a party must provide two year's notice of termination. The pricing terms of this agreement are similar to the Ethylene Sales Agreement with Occidental Chemical. The Partnership charged Millennium $41 million and $4 million for ethylene for 1998 and December 1997, respectively.

   Product Sales to Lyondell--Lyondell acquired its intermediate chemicals and derivatives business through the acquisition of ARCO Chemical Company effective August 1, 1998. Sales to Lyondell, primarily for ethylene, propylene, MTBE, benzene and alkylate, totaled $97 million for the period from August 1, 1998 to December 31, 1998, and were based on price terms generally reflective of market.

   Transactions with LCR.--Lyondell's rights and obligations under the terms of its product sales and feedstock purchase agreements with LYONDELL-CITGO Refining LP ("LCR"), a joint venture investment of Lyondell, were assigned to the Partnership. Accordingly, certain refinery products are sold to the Partnership as feedstocks, and certain olefins by-products are sold to LCR for processing into gasoline. Sales to LCR were $236 million and $27 million and purchases from LCR were $131 million and $10 million for the year ended December 31, 1998 and for the period from December 1, 1997 (inception) to December 31, 1997, respectively. The Partnership also assumed certain tolling arrangements as well as terminalling and storage obligations between Lyondell and LCR and performs certain marketing services for LCR. Aggregate charges under these various service agreements of $15 million were made to LCR by the Partnership with respect to 1998. No charges were made during December 1997. All of the agreements between LCR and the Partnership are on terms generally representative of prevailing market prices. The Partnership also has a shared services agreement with LCR to provide LCR with information services, including mainframe processing and maintenance. Net charges to LCR by the Partnership for the shared services agreement were less than $1 million during 1998. No charges were made during December 1997.

   Transactions with Lyondell Methanol--The Partnership provides operating and other services for Lyondell Methanol Company, L.P. ("Lyondell Methanol") under the terms of existing agreements that were assumed by Equistar from Lyondell, including the lease to Lyondell Methanol by the Partnership of the real property on which its methanol plant is located. Pursuant to the terms of those agreements, Lyondell Methanol pays the Partnership a management fee and will reimburse certain expenses of the Partnership at cost. Management fees charged by the Partnership to Lyondell Methanol totaled $6 million for the year ending December 31, 1998 and less than $1 million during the period from December 1, 1997 (inception) to December 31, 1997. The Partnership sells natural gas to Lyondell Methanol at prices generally representative of its cost. Purchases by Lyondell Methanol of natural gas feedstock from the Partnership totaled $44 million and $4 million for the year ended December 31, 1998 and during the period from December 1, 1997 (inception) to December 31, 1997, respectively. Lyondell Methanol sells all of its products to Equistar. For the year ending December 31, 1998 and during the period from December 1, 1997 (inception) to December 31, 1997, purchases from Lyondell Methanol were $103 million and $15 million, respectively.

                             EQUISTAR CHEMICALS, LP

   Related Party Leases--As part of their shared services agreement with the Partnership, Millennium subleases from the Partnership certain administrative office space at a monthly rent of $42,000.

7. Accounts Receivable

   In December 1998, the Partnership entered into a purchase agreement with an independent issuer of receivables-backed commercial paper. Under the terms of the agreement, the Partnership agreed to sell on an ongoing basis and without recourse, designated accounts receivable. To maintain the balance of the accounts receivable sold, the Partnership is obligated to sell new receivables as existing receivables are collected. The agreement expires in December 1999.

   At December 31, 1998, the Partnership's gross accounts receivable that had been sold to the purchasers aggregated $130 million. This amount has been reported as operating cash flows in the statement of cash flows. Costs related to the sale are included in selling, general and administrative expenses in the statement of income.

8. Inventories

   Inventories at December 31, 1998 and 1997 consisted of the following:

      Millions of dollars                                             1998 1997
      -------------------                                             ---- ----
      Raw materials.................................................. $149 $160
      Work-in-process................................................   11    5
      Finished goods.................................................  301  282
      Materials and supplies.........................................   88   66
                                                                      ---- ----
                                                                      $549 $513
                                                                      ==== ====

   For the year ending December 31, 1998, cost of sales increased by less than $1 million associated with the reduction of LIFO inventories. For the period from December 1, 1997 (inception) to December 31, 1997, cost of sales increased by approximately $1 million associated with the reduction in LIFO inventories. The excess of the current cost of inventories over book value was approximately $103 million at December 31, 1997.

9. Property, Plant and Equipment, Net

   The components of property, plant and equipment, at cost, and the related accumulated depreciation at December 31, 1998 and 1997 were as follows:

      Millions of dollars                                          1998   1997
      -------------------                                         ------ ------
      Manufacturing facilities and equipment..................... $5,344 $3,489
      Manufacturing equipment acquired under capital leases......    236     --
      Construction projects in progress..........................    189    127
      Land.......................................................     78     74
                                                                  ------ ------
        Total property, plant and equipment......................  5,847  3,690
      Less accumulated depreciation..............................  1,772  1,572
                                                                  ------ ------
        Property, plant and equipment, net....................... $4,075 $2,118
                                                                  ====== ======

   Depreciation expense for the year ending December 31, 1998 and for the period from December 1, 1997 (inception) to December 31, 1997 was $200 million and $15 million, respectively. At December 31, 1998, $10 million of the accumulated depreciation reported in the accompanying balance sheet related to the manufacturing equipment acquired under capital leases that was contributed by Occidental in 1998.

                             EQUISTAR CHEMICALS, LP

   In July 1998, the depreciable lives of certain assets, primarily manufacturing facilities and equipment, were increased from a range of 5 to 25 years to a range of 5 to 30 years. The change was made to more accurately reflect the estimated periods during which such assets will remain in service, based on the Partnership's actual experiences with those assets. This change was accounted for as a change in accounting estimate and resulted in a $33 million decrease in depreciation expense for 1998.

10. Deferred Charges and Other Assets

   Deferred charges and other assets at December 31, 1998 and 1997 were as follows:

     Millions of dollars                                              1998 1997
     -------------------                                              ---- ----
     Deferred turnaround costs, net.................................. $ 84 $ 66
     Deferred software costs, net....................................   70   44
     Deferred pension asset..........................................   30   23
     Other...........................................................   73   18
                                                                      ---- ----
       Total deferred charges and other assets....................... $257 $151
                                                                      ==== ====

11. Other Accrued Liabilities

   Other accrued liabilities at December 31, 1998 and 1997 were as follows:

     Millions of dollars                                             1998 1997
     -------------------                                             ---- ----
     Accrued property taxes......................................... $ 76 $ 4
     Accrued freight................................................   22   8
     Accrued payroll costs..........................................   44  19
     Accrued interest...............................................   18  --
     Accrued severance and other costs related to formation of the
      Partnership...................................................    3  27
     Other..........................................................   37   7
                                                                     ---- ---
       Total other accrued liabilities.............................. $200 $65
                                                                     ==== ===

12. Long-Term Debt and Financing Arrangements

   Long-term debt at December 31, 1998 and 1997 was comprised of the following:

      Millions of dollars                                          1998   1997
      -------------------                                         ------ ------
      Bank credit facilities:
        5-year term credit facility.............................. $1,150 $  800
        $500 million credit agreement............................    152     --
      Other debt obligations:
        Medium-term notes (2000-2005)............................    163    194
        10.00% Notes due in 1999.................................    150    150
        9.125% Notes due in 2002.................................    100    100
        6.5% Notes due in 2006...................................    150    150
        7.55% Debentures due in 2026.............................    150    150
        Other....................................................     --      4
                                                                  ------ ------
          Total long-term debt...................................  2,015  1,548
      Less current maturities....................................    150     36
                                                                  ------ ------
          Long-term debt, net....................................  1,865  1,512
      Capital lease obligations (5.89% due in 2000)..............    205     --
                                                                  ------ ------
          Total long-term debt and lease obligations............. $2,070 $1,512
                                                                  ====== ======

                             EQUISTAR CHEMICALS, LP

   Aggregate maturities of long-term debt during the five years subsequent to December 31, 1998 are as follows: 1999-$302 million; 2000-$247 million; 2001- $90 million; 2002-$1.251 billion; 2003-$29 million. All of the above debt is guaranteed by the partners as of December 31, 1998.

   The medium-term notes mature at various dates from 2000 to 2005 and have a weighted average interest rate of 9.87 percent and 9.83 percent at December 31, 1998 and 1997, respectively.

   The Partnership has a five-year, $1.25 billion credit facility (the "Facility") with a group of banks expiring November 2002. Borrowings under the Facility bear interest at either the Federal Funds rate plus 1/2 of 1 percent, LIBOR plus 1/2 of 1 percent, a fixed rate offered by one of the sponsoring banks or interest rates that are based on a competitive auction feature wherein the interest rate can be established by competitive bids submitted by the sponsoring banks, depending on the type of borrowing made under the Facility. Borrowings under the Facility had a weighted average interest rate of 5.8 percent and 5.7 percent at December 31, 1998 and 1997, respectively. Millennium America Inc., a subsidiary of Millennium, provided limited guarantees with respect to the payment of principal and interest on a total of $750 million principal amount of indebtedness under the $1.25 billion revolving credit facility. However, the lenders may not proceed against Millennium America Inc. until they have exhausted their remedies against Equistar. The guarantee will remain in effect indefinitely, but at any time after December 1, 2004, Millennium America Inc. may elect to terminate the guarantee if certain conditions are met including financial ratios and covenants. Occidental Chemical Corporation, a wholly owned subsidiary of Occidental, provided a similar limited guarantee to Equistar on a total of $419.7 million principal amount of indebtedness under the credit facility, which has since been terminated.

   On June 12, 1998, the Partnership entered into a $500 million credit agreement consisting of a $250 million revolving credit facility and a $250 million one-year term facility. Borrowings under the $500 million credit agreement bear interest at either the Federal Funds rate plus 1/2 of 1 percent, LIBOR plus 0.625 percent, a fixed rate offered by one of the sponsoring banks or interest rates that are based on a competitive auction feature wherein the interest rate can be established by competitive bids submitted by the sponsoring banks. At December 31, 1998, the weighted average interest rate for borrowings under the $500 million credit agreement was 6.1 percent.

   The Facility and the $500 million credit agreement (the "Bank Credit Facilities") are available for working capital and general purposes as needed and contain covenants relating to liens, sale and leaseback transactions, debt incurrence, leverage and interest coverage ratios, sales of assets and mergers and consolidations.

   In February 1999, the Partnership and Equistar Funding Corporation ("Equistar Funding") co-issued $900 million of debt securities. (Equistar Funding, a wholly owned subsidiary of Equistar, is a Delaware corporation formed for the sole purpose of facilitating the financing activities of Equistar). Equistar is jointly and severally liable with Equistar Funding on the outstanding notes and the new notes. The debt securities include $300 million of 8.50 percent Notes, which will mature on February 15, 2004, and $600 million of 8.75 percent Notes, which will mature on February 15, 2009. The Partnership intends to use the net proceeds from this offering (i) to repay the $205 million outstanding under a capitalized lease obligation relating to the Partnership's Corpus Christi facility, (ii) to repay the outstanding balance under the $500 million credit agreement, after which the $500 million credit agreement will be terminated, (iii) to repay the outstanding $150 million, 10.0 percent Notes due in June 1999, upon maturity and (iv) to the extent of the remaining net proceeds, reduce outstanding borrowings under the Facility and for Partnership working capital. Outstanding borrowings under the Partnership's $500 million credit agreement that are payable in 1999 are included as long-term obligations of the Partnership in the accompanying balance sheet at December 31, 1998 based on the expectation that these borrowings will be refinanced as described above.

                             EQUISTAR CHEMICALS, LP

13. Restructuring and Other Unusual Charges

   The Partnership incurred restructuring charges related to the initial merger and integration of the businesses contributed by Lyondell and Millennium upon formation of the Partnership. The Partnership recorded $42 million of these costs in December 1997. These charges included severance and other employee related termination costs related to a workforce reduction ($21 million), which were included in other accrued liabilities at December 31, 1997 and were substantially paid in 1998. The workforce reduction included approximately 430 employees, primarily in duplicate corporate overhead functions. All of these 430 employees were terminated in 1998. Additionally, these restructuring charges included employee relocation costs ($6 million) and various other charges ($7 million), all of which were recorded and paid as incurred in 1997. In 1997, the Partnership also recorded and paid as incurred transaction closing costs of $8 million. In 1998, the Partnership recorded and paid, as incurred, an additional $12 million in restructuring charges related to the initial merger and integration of the Partnership. These costs included costs associated with the consolidation of operations and facilities ($11 million) and other miscellaneous charges ($1 million). The restructuring actions related to the initial merger and integration were substantially completed in 1998 and there were no significant changes to the Partnership's original estimate of costs that were accrued as of December 31, 1997. There were no amounts accrued as of December 31, 1998 related to the initial merger and integration of the Partnership. All restructuring charges were included in the Unallocated segment.

   The Partnership also incurred restructuring charges of $2 million related to the merger and integration of the Occidental contributed business into the Partnership. These charges were recorded and paid as incurred during 1998. There were no amounts accrued as of December 31, 1998 related to the merger and integration of the Occidental contributed business. All restructuring charges were included in the Unallocated segment. The restructuring actions related to the merger and integration of the Occidental contributed business into the Partnership were substantially completed as of December 31, 1998.

14. Leases

   At December 31, 1998, future minimum lease payments for capital and operating leases with noncancelable lease terms in excess of one year were as follows:

      Millions of dollars                                      Capital Operating
      -------------------                                      ------- ---------
        1999..................................................  $ 13     $101
        2000..................................................   208       74
        2001..................................................    --       58
        2002..................................................    --       44
        2003..................................................    --       38
        Thereafter............................................    --      336
                                                                ----     ----
          Total minimum lease payments........................   221     $651
                                                                         ====
        Imputed interest......................................   (16)
                                                                ----
        Present value of minimum lease payments...............  $205
                                                                ====

   Operating lease net rental expense was $110 million for the year ending December 31, 1998 and $11 million for the period from December 1, 1997 (inception) to December 31, 1997.

                             EQUISTAR CHEMICALS, LP

   The Partnership is party to various unconditional purchase obligation contracts as a purchaser for product and services. At December 31, 1998, future minimum payments under these contracts with noncancelable contract terms in excess of one year were as follows:

      Millions of dollars                                                 Amount
      -------------------                                                 ------
        1999.............................................................  $ 29
        2000.............................................................    28
        2001.............................................................    24
        2002.............................................................    23
        2003.............................................................    23
        Thereafter.......................................................   142
                                                                           ----
          Total minimum contract payments................................  $269
                                                                           ====

   The Partnership's total purchases under these agreements were $33 million for the year ending December 31, 1998 and $3 million during the period from December 1, 1997 (inception) to December 31, 1997.

15. Retirement Plans

   All full-time regular employees of the Partnership are covered by defined benefit pension plans sponsored by the Partnership. The plans became effective on January 1, 1998, except for union represented employees formerly employed by Millennium, whose plans were contributed to the Partnership on December 1, 1997, and union represented employees formerly employed by Occidental, whose plans were contributed to the Partnership on May 15, 1998. In connection with the formation of the Partnership, there were no pension assets or obligations contributed to the Partnership, except for the union represented plans described above. Retirement benefits are based on years of service and the employee's highest three consecutive years of compensation during the last ten years of service. The funding policy for these plans is to make periodic contributions as required by applicable law. The Partnership accrues pension costs based on an actuarial valuation and funds the plans through contributions to pension trust funds. The Partnership also has unfunded supplemental nonqualified retirement plans which provide pension benefits for certain employees in excess of the tax qualified plans' limits.

                             EQUISTAR CHEMICALS, LP

   The following table provides a reconciliation of benefit obligations, plan assets and funded status of the retirement plans at December 31, 1998 and 1997:

      Millions of dollars                                          1998  1997
      -------------------                                          ----  ----
      Change in benefit obligation:
        Benefit obligation, January 1............................. $ 21  $ --
        Benefit obligation contributed at inception of
         Partnership..............................................   --    21
        Benefit obligation contributed by Occidental..............   46    --
        Service cost..............................................   16    --
        Interest cost.............................................    5    --
        Actuarial loss (gain).....................................    5    --
        Benefits paid.............................................   (5)   --
                                                                   ----  ----
        Benefit obligation, December 31........................... $ 88  $ 21
                                                                   ====  ====
      Change in plan assets:
        Fair value of plan assets, January 1...................... $ 40  $ --
        Fair value of plan assets contributed at inception of
         Partnership..............................................   --    40
        Fair value of plan assets contributed by Occidental.......   51    --
        Actual return of plan assets..............................    1    --
        Partnership contributions.................................    1    --
        Benefits paid.............................................   (5)   --
                                                                   ----  ----
        Fair value of plan assets, December 31.................... $ 88  $ 40
                                                                   ====  ====
      Funded status............................................... $ --  $ 19
      Unrecognized actuarial loss (gain)..........................   13     4
                                                                   ----  ----
      Net amount recognized....................................... $ 13  $ 23
                                                                   ====  ====
      Amounts recognized in the Balance Sheets consist of:
        Prepaid benefit cost...................................... $ 30  $ 23
        Accrued benefit liability.................................  (17)   --
                                                                   ----  ----
      Net amount recognized....................................... $ 13  $ 23
                                                                   ====  ====
      Weighted-average assumptions as of December 31:
        Discount rate............................................. 6.75% 7.25%
        Expected return on plan assets............................ 9.50% 9.00%
        Rate of compensation increase............................. 4.75% 4.75%

   As of December 31, 1998, Equistar had defined benefit pension plans where the accumulated benefit obligation exceeded the fair value of plan assets. The accumulated benefit obligation exceeded the fair value of plan assets by $19 million for these plans as of December 31, 1998. As of December 31, 1998 and 1997, Equistar had defined benefit pension plans where the fair value of plan assets exceeded the accumulated benefit obligation. The fair value of plan assets exceeded the accumulated benefit obligation by $19 million for these plans as of December 31, 1998 and 1997.

   The Partnership's net periodic pension cost for 1998 included the following components:

      Millions of dollars                                                  1998
      -------------------                                                  ----
      Components of net periodic benefit cost:
        Service cost...................................................... $16
        Interest cost.....................................................   5
        Expected return on plan assets....................................  (6)
                                                                           ---
        Net periodic benefit cost......................................... $15
                                                                           ===

                             EQUISTAR CHEMICALS, LP

   As the non-union plans became effective on January 1, 1998, the Partnership did not recognize any net periodic pension cost during the period from December 1, 1997 (inception) to December 31, 1997.

   Effective January 1, 1998, the Partnership also maintains voluntary defined contribution savings plans for eligible employees. Under provisions of the plans, the Partnership contributes an amount equal to 160 percent of employee contributions up to a maximum matching contribution of eight percent of the employee's base salary. Contributions to the plans by the Partnership were $7 million and less than $1 million for the year ended December 31, 1998 and during the period from December 1, 1997 (inception) to December 31, 1997, respectively.

16. Postretirement Benefits Other Than Pensions

   The Partnership sponsors unfunded postretirement benefit plans other than pensions ("OPEB") for both salaried and non-salaried employees, which provide medical and life insurance benefits. The postretirement health care plans are contributory while the life insurance plans are non-contributory. Currently, the Partnership pays approximately 80 percent of the cost of the health care plans, but reserves the right to modify the cost-sharing provisions at any time. In connection with the formation of the Partnership on December 1, 1997, Lyondell and Millennium contributed $31 million of accrued postretirement benefit liabilities for employees that transferred to the Partnership. Upon joining the Partnership in May 1998, Occidental contributed $14 million of accrued postretirement benefit liabilities for employees that transferred to the Partnership

   The following table provides a reconciliation of benefit obligations and funded status of the OPEB plans at December 31, 1998 and 1997:

Millions of dollars                                                 1998  1997
-------------------                                                 ----  ----
Change in benefit obligation:
  Benefit obligation, January 1.................................... $ 50  $ --
  Benefit obligation contributed at inception of Partnership.......   --    50
  Benefit obligation contributed by Occidental.....................   14    --
  Service cost.....................................................    3    --
  Interest cost....................................................    4    --
  Actuarial loss (gain)............................................   (2)   --
                                                                    ----  ----
  Benefit obligation, December 31.................................. $ 69  $ 50
                                                                    ====  ====
Funded status...................................................... $(69) $(50)
Unrecognized actuarial loss (gain).................................   16    19
                                                                    ----  ----
Net amount recognized.............................................. $(53) $(31)
                                                                    ====  ====
Amounts recognized in the Balance Sheets consist of:
  Prepaid benefit cost............................................. $ --  $ --
  Accrued benefit liability........................................  (53)  (31)
                                                                    ----  ----
  Net amount recognized............................................ $(53) $(31)
                                                                    ====  ====
Weighted-average assumptions as of December 31:
  Discount rate.................................................... 6.75% 7.25%
  Rate of compensation increase.................................... 4.75% 4.75%

   Because the OPEB plans are unfunded, there was no change in the plan assets during the year ended December 31, 1998 and for the period from December 1, 1997 (inception) to December 31, 1997.

                             EQUISTAR CHEMICALS, LP

   The Partnership's postretirement benefit costs for 1998 included the following components:

      Millions of dollars                                                   1998
      -------------------                                                   ----
      Components of net periodic benefit cost:
        Service cost......................................................  $ 3
        Interest cost.....................................................    4
        Expected return of plan assets....................................   --
                                                                            ===
        Net periodic benefit cost.........................................  $ 7
                                                                            ===

   The accrued postretirement benefit liabilities at December 31, 1997 were calculated and contributed as of December 31, 1997; therefore, there was no net periodic postretirement benefit costs for the period from December 1, 1997 (inception) to December 31, 1997.

   For measurement purposes, the assumed annual rate of increase in the per capita cost of covered health care benefits as of December 31, 1998 was 7.0 percent for 1999-2001 and 5.0 percent thereafter. The health care cost trend rate assumption does not have a significant effect on the amounts reported. To illustrate, increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit liability as of December 31, 1998 by less than $1 million and would not have a material effect on the aggregate service and interest cost components of the net periodic postretirement benefit cost for the year then ended. Decreasing the assumed health care cost trend rates by one percentage point in each year would decrease the accumulated postretirement benefit liability as of December 31, 1998 by $1 million and would not have a material effect on the aggregate service and interest cost components of the net periodic postretirement benefit cost for the year then ended.

17. Commitments and Contingencies

   The Partnership has various purchase commitments for materials, supplies and services incident to the ordinary conduct of business. In the aggregate, such commitments are not at prices in excess of current market.

   The Partnership is also subject to various lawsuits and proceedings. Subject to the uncertainty inherent in all litigation, management believes the resolution of these proceedings will not have a material adverse effect upon the financial statements or liquidity of the Partnership.

   Equistar has agreed to indemnify and defend Lyondell and Millennium, individually, against certain uninsured claims and liabilities which Equistar may incur relating to the operation of the Contributed Business prior to December 1, 1997 up to $7 million each within the first seven years of the Partnership, subject to certain terms of the Asset Contribution Agreements. Equistar has also agreed to indemnify Occidental up to $7 million on a similar basis relating to the operation of the Occidental Contributed Business prior to May 15, 1998. During the year ended December 31, 1998, the Partnership incurred $5 million in expenses for these uninsured claims and liabilities. No expenses were incurred for these uninsured claims and liabilities during the period December 1, 1997 (inception) to December 31, 1997.

   The Partnership's policy is to be in compliance with all applicable environmental laws. The Partnership is subject to extensive environmental laws and regulations concerning emissions to the air, discharges to surface and subsurface waters and the generation, handling, storage, transportation, treatment and disposal of waste materials. Some of these laws and regulations are subject to varying and conflicting interpretations. In addition, the Partnership cannot accurately predict future developments, such as increasingly strict requirements of environmental laws, inspection and enforcement policies and compliance costs therefrom which might affect the handling, manufacture, use, emission or disposal of products, other materials or hazardous and non-hazardous waste. The Partnership had no reserves for environmental matters as of December 31, 1998 and 1997.

                             EQUISTAR CHEMICALS, LP

   In the opinion of management, any liability arising from the matters discussed in this Note is not expected to have a material adverse effect on the financial statements or liquidity of the Partnership. However, the adverse resolution in any reporting period of one or more of these matters discussed in this Note could have a material impact on the Partnership's results of operations for that period without giving effect to contribution or indemnification obligations of co-defendants or others, or to the effect of any insurance coverage that may be available to offset the effects of any such award.

18. Segment Information

   Using the guidelines set forth in SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, the Partnership has identified two segments in which it operates. The reportable segments are petrochemicals and polymers. The petrochemicals segment includes olefins, oxygenated chemicals, aromatics and specialty chemicals. Olefins include ethylene, propylene and butadiene, and the oxygenated chemicals include ethylene oxide, ethylene glycol, ethanol and MTBE. The petrochemicals segment also includes the production and sale of aromatics including benzene and toluene. The polymers segment consists of polyolefins including high-density polyethylene, low-density polyethylene, linear low-density polyethylene, polypropylene, and performance polymers. The performance polymers include enhanced grades of polyethylene, including wire and cable resins, concentrates and compounds, and polymeric powders.

   No customer accounted for 10 percent or more of sales.

   The accounting policies of the segments are the same as those described in "Summary of Significant Accounting Policies" (see Note 2).

   Summarized financial information concerning the Partnership's reportable segments is shown in the following table. Intersegment sales between the petrochemicals and polymers segments were made at prices based on current market values.

For the year ended December 31, 1998:

                         Petrochemicals Polymers
Millions of dollars         Segment     Segment  Unallocated Eliminations Consolidated
-------------------      -------------- -------- ----------- ------------ ------------
Sales and other
 operating revenues:
  Customers.............    $ 2,351      $2,012    $   --      $    --       $4,363
  Intersegment..........      1,112          46        --       (1,158)          --
                            -------      ------    ------      -------       ------
                            $ 3,463      $2,058    $   --      $(1,158)      $4,363
                            =======      ======    ======      =======       ======
Restructuring and other
 unusual charges........    $    --      $   --    $   14      $    --       $   14
                            =======      ======    ======      =======       ======
Operating income........    $   319      $  177    $ (214)     $    --       $  282
                            =======      ======    ======      =======       ======
Depreciation and
 amortization expense...    $   152      $   65    $   51      $    --       $  268
                            =======      ======    ======      =======       ======
Capital expenditures....    $    71      $  116    $   13      $    --       $  200
                            =======      ======    ======      =======       ======
Total assets............    $ 2,997      $2,035    $1,636      $    --       $6,668
                            =======      ======    ======      =======       ======

                             EQUISTAR CHEMICALS, LP

For the period from December 1, 1997 (inception) to December 31, 1997:

                         Petrochemicals Polymers
Millions of dollars         Segment     Segment  Unallocated Eliminations Consolidated
-------------------      -------------- -------- ----------- ------------ ------------
Sales and operating
 revenues:
  Customers.............     $  179      $  186    $   --       $  --        $  365
  Intersegment..........        105          --        --        (105)           --
                             ------      ------    ------       -----        ------
                              $ 284      $  186    $   --       $(105)       $  365
                             ======      ======    ======       =====        ======
Restructuring and other
 unusual charges........     $   --      $   --    $   42       $  --        $   42
                             ======      ======    ======       =====        ======
Operating income........     $   47      $   22    $  (54)      $  --        $   15
                             ======      ======    ======       =====        ======
Depreciation and
 amortization expense...     $    7      $    7    $    5       $  --        $   19
                             ======      ======    ======       =====        ======
Capital expenditures....     $    7      $    4    $    1       $  --        $   12
                             ======      ======    ======       =====        ======
Total assets............     $1,668      $1,504    $1,428       $  --        $4,600
                             ======      ======    ======       =====        ======

   The following table presents the details of "Unallocated" operating income as presented above for the year ended December 31, 1998 and for the period from December 1, 1997 (inception) to December 31, 1997:

     Millions of dollars                                           1998   1997
     -------------------                                           -----  ----
     Expenses, principally selling, general and administrative, not allocated to petrochemicals and polymers segment........ $(200) $(12)
     Unallocated restructuring and other unusual charges..........   (14)  (42)
                                                                   -----  ----
       Total...................................................... $(214) $(54)
                                                                   =====  ====

   The following table presents the details of "unallocated" assets as presented above as of December 31, 1998 and 1997:

      Millions of dollars                                          1998   1997
      -------------------                                         ------ ------
      Cash....................................................... $   66 $   41
      Accounts Receivable--trade and related parties.............    121     --
      Receivable from partners...................................      3    150
      Prepaids and other current assets..........................     25     24
      Property, plant and equipment, net.........................     97     16
      Goodwill, net..............................................  1,151  1,139
      Deferred charges and other assets..........................    173     58
                                                                  ------ ------
                                                                  $1,636 $1,428
                                                                  ====== ======

19. Subsequent Events

   In January 1999, the Partnership announced that it was going to shut down and "mothball" its gas phase HDPE reactor at Port Arthur, Texas, on March 31, 1999, as part of its long-term strategy to maximize value. The shutdown will reduce the Partnership's HDPE capacity by 300 million pounds per year and reduce employment at the unit from 200 to approximately 125. Customers for products from the mothballed unit will be supplied with comparable products produced at the Partnership's Matagorda, Victoria, and LaPorte, Texas, facilities. This transaction is not expected to have a material impact on Equistar's financial condition, results of operations or liquidity.

                         REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholders and Board of Directors of Lyondell Petrochemical Company:

   In our opinion, the accompanying balance sheets and the related statements of income and invested capital and of cash flows present fairly, in all material respects, the financial position of the contributed petrochemicals and polymers businesses of Lyondell Petrochemical Company ("Lyondell Contributed Business") at November 30, 1997 and December 31, 1996, and the results of operations, and cash flows for the eleven month period ended November 30, 1997 and each of the two years in the period ended December 31, 1996 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Lyondell Contributed Business's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP
Houston, Texas
July 7, 1998

                         LYONDELL CONTRIBUTED BUSINESS

                                 BALANCE SHEETS
                                 (in millions)

                                                      November 30, December 31,
                       ASSETS                             1997         1996
                       ------                         ------------ ------------
Current assets:
  Cash and cash equivalents..........................    $    1       $   --
  Accounts receivable:
    Trade............................................       350          259
    Related parties..................................        31           96
  Inventories........................................       233          196
  Prepaid expenses and other current assets..........         7           10
                                                         ------       ------
      Total current assets...........................       622          561
                                                         ------       ------
Property, plant and equipment........................     1,974        1,969
Less accumulated depreciation and amortization.......    (1,148)      (1,129)
                                                         ------       ------
                                                            826          840
Deferred charges and other assets....................        84           93
                                                         ------       ------
Total assets.........................................    $1,532       $1,494
                                                         ======       ======
          LIABILITIES AND INVESTED CAPITAL
          --------------------------------
Current liabilities:
  Accounts payable:
    Trade............................................    $  153       $  200
    Related parties..................................         7           30
  Current maturities of long-term debt...............        32           --
  Other accrued liabilities..........................        78           62
                                                         ------       ------
      Total current liabilities......................       270          292
Long-term debt.......................................       713          745
Other liabilities and deferred credits...............        13           34
Commitments and contingencies (Note 9)
Total invested capital...............................       536          423
                                                         ------       ------
Total liabilities and invested capital...............    $1,532       $1,494
                                                         ======       ======


                        See notes to financial statements.

                         LYONDELL CONTRIBUTED BUSINESS

                   STATEMENTS OF INCOME AND INVESTED CAPITAL
                                 (in millions)

                                            For the eleven    For the year
                                             months ended  ended December 31,
                                             November 30,  -------------------
                                                 1997        1996      1995
                                            -------------- --------- ---------
Sales and other operating revenues:
  Unrelated parties........................     $2,183     $   2,002 $   2,025
  Related parties..........................        532           513       484
                                                ------     --------- ---------
                                                 2,715         2,515     2,509
Operating costs and expenses:
  Cost of sales:
    Unrelated parties......................      1,662         1,659     1,491
    Related parties........................        423           409       332
  Depreciation and amortization............         68            67        46
  Selling, general and administrative
   expenses................................        166           157       125
                                                ------     --------- ---------
                                                 2,319         2,292     1,994
                                                ------     --------- ---------
  Operating income.........................        396           223       515
Interest expense, net......................         50            65        76
                                                ------     --------- ---------
  Income before income taxes...............        346           158       439
Provision for income taxes.................        127            56       162
                                                ------     --------- ---------
  Net income...............................        219           102       277
Invested capital at beginning of period....        423           320       (87)
Net transactions with Lyondell.............       (106)            1       130
                                                ------     --------- ---------
Invested capital at end of period..........     $  536     $     423 $     320
                                                ======     ========= =========


                       See notes to financial statements.

                         LYONDELL CONTRIBUTED BUSINESS

                            STATEMENTS OF CASH FLOWS
                                 (in millions)

                                            For the eleven    For the year
                                             months ended  ended December 31,
                                             November 30,  --------------------
                                                 1997        1996       1995
                                            -------------- ---------  ---------
Cash flows from operating activities:
Net income................................      $ 219      $     102  $     277
Adjustments to reconcile net income to net
 cash provided by operating activities:
  Depreciation and amortization...........         68             67         46
  Decrease (increase) in accounts
   receivable.............................        (26)           (95)        26
  Increase in inventories.................        (37)           (37)       (40)
  Increase (decrease) in accounts
   payable................................        (70)            83         13
  Net change in other working capital
   accounts...............................         19             (1)        10
  Other...................................        (17)           (40)       (14)
                                                -----      ---------  ---------
    Net cash provided by operating
     activities...........................        156             79        318
Cash flows from investing activities:
Additions to property, plant and
 equipment................................        (49)           (80)      (476)
                                                -----      ---------  ---------
    Net cash used in investing
     activities...........................        (49)           (80)      (476)
Cash flows from financing activities:
Net transactions with parent..............       (106)             1        130
Borrowings of long-term debt..............         --            300         38
Repayments of long-term debt..............         --           (300)       (10)
                                                -----      ---------  ---------
    Net cash provided by (used in)
     financing activities.................       (106)             1        158
Net change in cash and cash equivalents...          1             --         --
Cash and cash equivalents, beginning of
 period...................................         --             --         --
                                                -----      ---------  ---------
Cash and cash equivalents, end of period..      $   1      $      --  $      --
                                                =====      =========  =========


                       See notes to financial statements.

                         LYONDELL CONTRIBUTED BUSINESS

                         NOTES TO FINANCIAL STATEMENTS
                                 (In millions)

Note 1. Basis of Presentation and Description of the Contributed Business

   As of December 1, 1997, Lyondell Petrochemical Company ("Lyondell" or the "Company") and Millennium Chemicals Inc. ("Millennium") formed a new joint venture company named Equistar Chemicals, LP (the "Partnership") which is being operated as a partnership. The Partnership, which is owned 57% by the Company and 43% by Millennium, owns and operates the existing olefins and polymers businesses contributed by the two companies. The assets of the Partnership consist of 15 manufacturing facilities on the US Gulf Coast and in the US Midwest, producing ethylene, propylene, polyethylene (high-density, low-density and linear low-density), polypropylene, ethyl alcohol, butadiene, aromatics, methyl butyl tertiary ether ("MTBE") and other products for sale to customers throughout the US. The Partnership has $1,745 of debt including $745 face value of debt assumed from Lyondell and $750 under a new credit facility, the proceeds of which will be used to repay debt assumed from Millennium upon completion of the transaction, and a note receivable from Lyondell of $345.

   On March 20, 1998, Lyondell and Millennium announced an agreement to expand the Partnership with the addition of the ethylene, propylene, and ethylene oxide and derivative businesses of Occidental Chemical Corporation ("OxyChem"), a subsidiary of Occidental Petroleum. Following the closing of the agreement on May 15, 1998, Lyondell's percentage ownership in the Partnership decreased to 41 percent from 57 percent, with Millennium and OxyChem each owning a 29.5 percent share.

   Lyondell contributed to the Partnership substantially all of the net assets and operations comprising its petrochemicals and polymers segments. Lyondell retained ownership of its 58.75% interest in LYONDELL-CITGO Refining Company Ltd. ("LYONDELL-CITGO Refining") and its 75% interest in Lyondell Methanol Company, L.P. ("Lyondell Methanol").

   The accompanying financial statements include the results of operations, assets and liabilities of the petrochemicals and polymers businesses currently owned by Lyondell that will be contributed to the Partnership ("Contributed Business"). These financial statements are presented on a going concern basis and include only the historical net assets and results of operations that are directly related to the Contributed Business. Consequently, the financial position, results of operations and cash flows may not be indicative of what would have been reported if the Contributed Business had been a separate, stand-alone entity or had been operated as a part of the Partnership.

   Lyondell provided certain corporate, general and administrative services to the Contributed Business, including legal, tax, treasury, risk management and other services. The Contributed Business provided certain general and administrative services to Lyondell, including computer, office lease and employee benefits services. Charges for the services are believed to be reasonable and substantially offset each other for the periods presented. In addition, Lyondell has controlled, on a centralized basis, all cash receipts and disbursements received or made by the Contributed Business. The net results of such transactions are included in the balance sheets as invested capital.

Note 2. Significant Accounting Policies

   Revenue Recognition. Revenue from product sales is recognized upon delivery of product to the customer.

   Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets

                         LYONDELL CONTRIBUTED BUSINESS

                                 (In millions)

and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   Cash and Cash Equivalents. Cash equivalents consist of highly liquid debt instruments such as certificates of deposit, commercial paper and money market accounts purchased with an original maturity date of three months or less.

   Accounts Receivable. The Contributed Business sells its products primarily to companies in the petrochemicals and polymers industries. The Contributed Business performs ongoing credit evaluations of its customers' financial condition and in certain circumstances requires letters of credit from them. The Contributed Business's allowance for doubtful accounts, which is reflected in the balance sheet as a reduction of accounts receivable, totaled $3 at November 30, 1997 and December 31, 1996.

   Inventories. Inventories are stated at the lower of cost or market value. Cost is determined on the last-in, first-out ("LIFO") basis, except for materials and supplies, which are valued at average cost. Inventories valued on a LIFO basis were approximately $44 and $46 less than the amount of such inventories valued at current cost at November 30, 1997 and December 31, 1996, respectively.

   Inventories consist of the following:

                                                        November 30 December 31
                                                           1997        1996
                                                        ----------- -----------
      Petrochemicals...................................    $ 136       $ 98
      Polymers.........................................       74         74
      Materials and supplies...........................       23         24
                                                           -----       ----
                                                           $ 233       $196
                                                           =====       ====

   Property, Plant and Equipment. Property, plant and equipment are recorded at cost. Depreciation of property, plant and equipment is computed using the straight-line method over the estimated useful lives of the assets, generally 5 to 30 years for manufacturing facilities and equipment. Interest cost incurred on debt during the construction of major projects that exceed one year is capitalized. No interest was capitalized during the periods presented. Property, plant and equipment consists of the following:

                                                         November 30 December 31
                                                            1997        1996
                                                         ----------- -----------
      Manufacturing facilities and equipment............   $ 1,868     $1,822
      Construction projects in progress.................        79        120
      Land..............................................        27         27
                                                           -------     ------
                                                           $ 1,974     $1,969
                                                           =======     ======

   Turnaround Maintenance and Repair Expenses. The cost of repairs and maintenance incurred in connection with turnarounds of major units at the Contributed Business's manufacturing facilities exceeding $5 are deferred as incurred and amortized on a straight-line basis until the next planned turnaround, which is generally four to six years.

                         LYONDELL CONTRIBUTED BUSINESS

                                 (In millions)


   Other Accrued Liabilities. Other accrued liabilities consist of the following:

                                                         November 30 December 31
                                                            1997        1996
                                                         ----------- -----------
      Payroll...........................................     $24         $20
      Interest..........................................      19          15
      Taxes other than income...........................      24          20
      Other.............................................      11           7
                                                             ---         ---
                                                             $78         $62
                                                             ===         ===

   Accounts payable and certain accrued expenses were not contributed to the Partnership at its formation.

   Environmental Remediation Costs. Expenditures related to investigation and remediation of contaminated sites, which include operating facilities and waste disposal sites, are accrued when it is probable a liability has been incurred and the amount of the liability can reasonably be estimated. Accrued liabilities are exclusive of claims against third parties (except where payment has been received or the amount of liability or contribution by such other parties, including insurance companies, has been agreed) and are not discounted. In general, costs related to environmental remediation are charged to expense. Environmental costs are capitalized if the costs increase the value of the property and/or mitigate or prevent contamination from future operations.

   Exchanges. Finished product exchange transactions, which are of a homogeneous nature of commodities in the same line of business and do not involve the payment or receipt of cash, are not accounted for as purchases and sales. Any resulting volumetric exchange balances are accounted for as inventory in accordance with the normal LIFO valuation policy. Exchanges settled through payment and receipt of cash are accounted for as purchases and sales.

   Income Taxes. Earnings of the Contributed Business have been included in the consolidated federal income tax return filed by Lyondell. Pursuant to an informal tax allocation agreement, income taxes have been allocated to the Contributed Business based on applicable statutory tax rates applied to the taxable earnings generated by such business. The effective income tax rates were 36.6%, 35.7%, and 36.8% for the eleven months ended November 30, 1997 and the years ended December 31, 1996, and 1995, respectively. State income tax was the primary difference between the effective income tax rates and the 35% federal statutory rate. Liabilities for currently and/or deferred income taxes have been and remain the responsibility of Lyondell, and accordingly, have been included in the balance sheet as invested capital.

   As part of the transactions to consummate the Partnership, Lyondell entered into tax sharing and indemnification agreements with the Partnership in which Lyondell generally agreed to indemnify the Partnership for income tax liabilities attributable to periods when the operations of the Contributed Business were included in the consolidated tax return of Lyondell.

   Research and Development. The cost of research and development efforts is expensed as incurred. Such costs aggregated $12, $13, and $5 for the eleven months ended November 30, 1997 and the years ended December 31, 1996, and 1995, respectively.

Note 3. Acquisition of Alathon(R) High-Density Polyethylene Business

   In May 1995, the Company acquired Occidental Chemical Corporation's Alathon(R) high-density polyethylene ("HDPE") business ("ALATHON Business") for $356 including certain direct costs, plus

                         LYONDELL CONTRIBUTED BUSINESS

                                 (In millions)

approximately $64 for inventory. Assets involved in the purchased included resin production facilities at Victoria and Matagorda, Texas, associated research and development activities and the rights to the Alathon(R) trademark. These facilities have a combined annual production capacity of approximately
1.5 billion pounds of HDPE. The Company financed the acquisition from internal cash and $230 of short-term borrowings from its existing financing arrangements.

   The following unaudited pro forma information combines the results of operations of the Contributed Business and the ALATHON Business for the year ended December 31, 1995 and assumes the acquisition of the ALATHON Business occurred on January 1, 1995. This unaudited pro forma information may not be indicative of results that would have actually resulted if this transaction had occurred on January 1, 1995 or which may be obtained in the future.

      Millions of dollars                                                 1995
      -------------------                                                ------
      Sales and other operating revenues................................ $2,703
      Net income........................................................    297

Note 4. Financial Instruments

   The fair value of all financial instruments included in current assets and current liabilities, including cash and cash equivalents, accounts receivable, accounts payable and notes payable, approximated their carrying value due to their short maturity. Based on the borrowing rates currently available to the Contributed Business for debt with terms and average maturities similar to the Contributed Business's debt portfolio, the fair value of the Contributed Business's long-term debt, including amounts due within one year, was $701 and $661 at November 30, 1997 and December 31, 1996, respectively.

   The Contributed Business is party to various unconditional purchase obligation contracts as a purchaser for product and services. At November 30, 1997, future minimum payments under these contracts with noncancelable contract terms in excess of one year were as follows.

                                                                          Amount
                                                                          ------
      1998...............................................................  $ 14
      1999...............................................................    14
      2000...............................................................    13
      2001...............................................................    11
      2002...............................................................    10
      Thereafter.........................................................    54
                                                                           ----
        Total minimum contract payments..................................  $116
                                                                           ====

   The Contributed Business's total purchases under these agreements were $15, $17 and $13 for the eleven months ended November 30, 1997 and the years ended December 31, 1996 and 1995, respectively.

                         LYONDELL CONTRIBUTED BUSINESS

                                 (In millions)


Note 5. Related Party Transactions

   Related party transactions with Atlantic Richfield Company ("ARCO") for the nine months ended September 30, 1997 excluding sales to ARCO Chemical Company, and LYONDELL-CITGO Refining for the eleven months ended November 30, 1997 are as follows:

                                                               For the twelve
                                                For the eleven  months ended
                                                 months ended    December 31
                                                 November 30   ----------------
                                                     1997       1996     1995
                                                -------------- -------  -------
Sales:
  Products.....................................     $ 319      $   198  $   162
  Other........................................         7           12       16
  Business interruption recovery...............        --           25       --
                                                    -----      -------  -------
                                                    $ 326      $   235  $   178
                                                    =====      =======  =======
Costs:
  Product purchases............................     $ 409      $   182  $   283
  Transportation fees..........................        19           23       21
  Other, net...................................        (5)          (9)      (7)
  Business interruption recovery...............        --           (3)      --
                                                    -----      -------  -------
                                                    $ 423      $   193  $   297
                                                    =====      =======  =======

   The Company purchased 383,312 shares of common stock held by ARCO after the conversion of the Exchangeable Notes on September 15, 1997 at a price of $25.66 per share, eliminating ARCO's ownership interest in the Contributed Business. Therefore, as of September 30, 1997 ARCO is no longer considered a related party of the Contributed Business.

   Sales to ARCO Chemical Company, an ARCO affiliate, consisting primarily of product sales, were $206, $278, and $306 for the nine months ended September 30, 1997 and the years ended December 31, 1996 and 1995, respectively.

   In July of 1996 a fire occurred at the ARCO PipeLine Company meter station located within the Channelview, Texas petrochemicals facility ("Channelview Facility"). The fire forced the shutdown of the entire Channelview Facility for several days and more than two weeks for some units. The Contributed Business recovered lost profits from ARCO PipeLine Company for this shutdown. The recovery was included in 1996 reported results.

                         LYONDELL CONTRIBUTED BUSINESS

                                 (In millions)


6. Long-term Debt

   Long-term debt consists of the following:

                                             November 30 December 31 December 31
                                                1997        1996        1995
                                             ----------- ----------- -----------
10.00% Notes due in 1999....................    $150        $150        $150
9.125% Notes due in 2002....................     100         100         100
6.5% Notes due in 2006......................     150         150          --
7.55% Debentures due in 2026................     150         150          --
9.95% Notes due in 1996.....................      --          --         150
Medium-term notes...........................     195         195         207
Other.......................................      --          --         138
                                                ----        ----        ----
                                                 745         745         745
Less current portion........................      32          --         150
                                                ----        ----        ----
                                                $713        $745        $595
                                                ====        ====        ====

   Aggregate maturities of long-term debt during the five years subsequent to November 30, 1997 are as follows: 1998-$32; 1999-$150, 2000-$42; 2001-$90;
2002-$101. After contribution to the Partnership, Lyondell will continue to be liable on the above debt until its maturity.

   The Notes due in 1999 and the medium-term notes contain provisions that would allow the holders to require the Company to repurchase the debt upon the occurrence of certain events together with specified declines in public ratings on the Notes due in 1999. Certain events include acquisitions by persons other than ARCO or the Company of more than 20% of the Company's common stock, any merger or transfer of substantially all of the Company's assets, in connection with which the Company's common stock is changed into or exchanged for cash, securities or other property and payment of certain "special" dividends.

   The medium-term notes mature at various dates from 1998 to 2005 and have a weighted average interest rate at November 30, 1997, December 31, 1996 and 1995 of 9.8%, 9.8% and 9.9%, respectively.

   Interest paid was $59, $61, and $75 for the eleven months ended November 30, 1997 and the years ended December 31, 1996, and 1995, respectively.

7. Pension and Other Postretirement Benefits

   Defined Benefit Pension Plans--All full-time regular employees of the Contributed Business are covered by defined benefit pension plans sponsored by Lyondell. Retirement benefits are based on years of service and the employee's highest three consecutive years of compensation during the last ten years of service. The funding policy for these plans is to make periodic contributions as required by applicable law. The Contributed Business accrues pension costs based on an actuarial valuation and funds the plans through contributions to the Company, reflected in invested capital, who then contributes to pension trust funds separate from Lyondell funds. The Contributed Business also has unfunded supplemental nonqualified retirement plans which provide pension benefits for certain employees in excess of the tax qualified plans' limits. The Contributed Business recorded expense related to participation in these plans of $7, $7 and $4 for the eleven months ended November 30, 1997 and the years ended December 31, 1996, and 1995, respectively.

   Defined Contribution Plans--Effective July 1, 1995, Lyondell also maintains voluntary defined contribution savings plans for eligible employees, including those employed by the Contributed Business.

                         LYONDELL CONTRIBUTED BUSINESS

                                 (In millions)

Under provisions of the plans, Lyondell contributes an amount equal to 160% of employee contributions up to a maximum matching contribution of eight percent of the employee's base salary. Prior to July 1, 1995, Lyondell had similar voluntary defined contribution plans. The Contributed Business recorded expense related to participation in these voluntary defined contribution savings plans totaled $6, $6, and $5 for the eleven months ended November 30, 1997 and the years ended December 31, 1996, and 1995, respectively.

   Other Postretirement Benefit Plans--Lyondell sponsors unfunded postretirement benefit plans other than pensions ("OPEB") for both salaried and non-salaried employees, including those employed by the Contributed Business, which provide medical and life insurance benefits. The postretirement health care plans are contributory while the life insurance plans are non-contributory. Currently, Lyondell pays approximately 80% of the cost of the health care plans, but reserves the right to modify the cost-sharing provisions at any time. The Contributed Business recorded expense related to participation in these plans of approximately $4, $4, and $2 for the eleven months ended November 30, 1997 and the years ended December 31, 1996, and 1995, respectively. The actuarially determined liability associated with the currently active employees of the Contributed Business based on current plan provisions at November 30, 1997 and December 31, 1996 was $25 and $22, respectively.

Note 8. Leases

   At November 30, 1997, future minimum rental payments for operating leases with noncancelable lease terms in excess of one year were as follows:

      1998................................................................ $ 85
      1999................................................................   69
      2000................................................................   54
      2001................................................................   39
      2002................................................................   29
      Thereafter..........................................................  351
                                                                           ----
        Total minimum contract payments................................... $627
                                                                           ====

   Operating lease net rental expenses were $42, $44, and $39 for the eleven months ended November 30, 1997 and the years ended December 31, 1996, and 1995, respectively.

Note 9. Commitments and Contingencies

   The Contributed Business has various purchase commitments for materials, supplies and services incident to the ordinary conduct of business. In the aggregate, such commitments are not at prices in excess of current market.

   In connection with the transfer of assets and liabilities from ARCO to the Company, the Company and ARCO entered into an agreement ("Cross-Indemnity Agreement") whereby the Company agreed to defend and indemnify ARCO against certain uninsured claims and liabilities which ARCO may incur relating to the operation of the Company's integrated petrochemicals and petroleum processing business prior to July 1, 1988, including certain liabilities which may arise out of pending and future lawsuits. ARCO indemnified the Company under the Cross-Indemnity Agreement with respect to other claims or liabilities and other matters of litigation not related to the assets or business included in the Company's consolidated financial statements. The Company has reached an agreement-in-principle with ARCO to update the Cross-Indemnity Agreement ("Revised Cross-Indemnity Agreement"). The Cross-Indemnity Agreement and the Revised Cross-Indemnity

                         LYONDELL CONTRIBUTED BUSINESS

                                 (In millions)

Agreement cover operations of the Company included in the Contributed Business. Subject to the uncertainty inherent in all litigation, management believes the resolution of the matters pursuant to the Revised Cross-Indemnity Agreement will not have a material adverse effect upon the financial statements or liquidity of the Contributed Business.

   In addition to lawsuits for which the Company has indemnified ARCO, the Company is also subject to various lawsuits and proceedings which may involve the operations of the Contributed Business. Subject to the uncertainty inherent in all litigation, management believes the resolution of these proceedings will not have a material adverse effect upon the consolidated financial statements or liquidity of the Contributed Business.

   As part of the transactions to consummate the Partnership, Lyondell will agree to indemnify the Partnership for any present or future liabilities arising within a seven year period after the consummation of the partnership which are attributable to the Contributed Business operations prior to the Partnership's formation in excess of $7.

   The Contributed Business's policy is to be in compliance with all applicable environmental laws. The Contributed Business is subject to extensive environmental laws and regulations concerning emissions to the air, discharges to surface and subsurface waters and the generation, handling, storage, transportation, treatment and disposal of waste materials. Some of these laws and regulations are subject to varying and conflicting interpretations. In addition, the Contributed Business cannot accurately predict future developments, such as increasingly strict requirements of environmental laws, inspection and enforcement policies and compliance costs therefrom which might affect the handling, manufacture, use, emission or disposal of products, other materials or hazardous and non-hazardous waste.

   As of November 30, 1997 and December 31, 1996, the Contributed Business has accrued $2 and $3, respectively, related to future regulatory agency assessment and remediation costs, of which $1 is included in current liabilities at November 30, 1997 while the remaining amounts are expected to be incurred over the next two to seven years. In the opinion of management, there is currently no material range of loss in excess of the amount recorded. However, it is possible that new information about the sites for which the reserve has been established, new technology or future developments such as involvement in other regulatory agency or other comparable state law investigations, could require the Contributed Business to reassess its potential exposure related to environmental matters.

   In the opinion of management, any liability arising from the matters discussed in this Note will not have a material adverse effect on the consolidated financial statements or liquidity of the Contributed Business. However, the adverse resolution in any reporting period of one or more of these matters discussed in this Note could have a material impact on the Contributed Business's results of operations for that period without giving effect to contribution or indemnification obligations of co-defendants or others, or to the effect of any insurance coverage that may be available to offset the effects of any such award.

                         REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Millennium Chemicals Inc.:

   In our opinion, the accompanying balance sheets and the related statements of income and invested capital and of cash flows present fairly, in all material respects, the financial position of the contributed business of Millennium Chemicals Inc. ("Millennium Contributed Business") at November 30, 1997 and December 31, 1996, and the results of operations, and cash flows for the eleven month period ended November 30, 1997 and each of the two years in the period ended December 31, 1996 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Millennium Contributed Business's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP
Cincinnati, Ohio
July 9, 1998

                        MILLENNIUM CONTRIBUTED BUSINESS

                                 BALANCE SHEETS

                                                       November 30, December 31,
                                                           1997         1996
                                                       ------------ ------------
                                                             (In millions)
                        ASSETS
                        ------
Current assets:
  Accounts receivable--net............................    $   49       $  269
  Inventories.........................................       275          294
  Prepaid expenses and other current assets                   --           25
                                                          ------       ------
    Total current assets..............................       324          588
Property, plant and equipment, net....................     1,305        1,335
Other non-current assets:
  Deferred charges and other assets...................        33           27
  Goodwill............................................     1,142        1,171
                                                          ------       ------
    Total assets......................................    $2,804       $3,121
                                                          ======       ======
           LIABILITIES AND INVESTED CAPITAL
           --------------------------------
Current liabilities:
  Current maturities of long-term debt................    $    4       $    4
  Accounts payable....................................        --           53
  Accrued expenses and other liabilities..............        55          168
                                                          ------       ------
    Total current liabilities.........................        59          225
Non-current liabilities:
  Long-term debt......................................        --            5
  Indebtedness to Millennium..........................        --        1,000
  Other liabilities...................................        21           56
                                                          ------       ------
    Total liabilities.................................        80        1,286
Commitments and contingencies (Note 7)
Invested capital......................................     2,724        1,835
                                                          ------       ------
    Total liabilities and invested capital............    $2,804       $3,121
                                                          ======       ======

                       See notes to financial statements.

                        MILLENNIUM CONTRIBUTED BUSINESS

                              STATEMENTS OF INCOME

                                                    Eleven Months     Year
                                                        Ended         Ended
                                                    November 30,  December 31,
                                                    ------------- -------------
                                                        1997       1996   1995
                                                    ------------- ------ ------
                                                           (In Millions)
Sales..............................................    $1,786     $1,860 $1,932
Cost of Sales......................................     1,341      1,503  1,324
Selling, development and administrative expenses...       136        109    113
                                                       ------     ------ ------
  Operating income.................................       309        248    495
Interest expense, net..............................        66         80     80
                                                       ------     ------ ------
Income before income taxes.........................       243        168    415
Provision for income taxes.........................        96         76    172
                                                       ------     ------ ------
Net income.........................................    $  147     $   92 $  243
                                                       ======     ====== ======



                       See notes to financial statements.

                        MILLENNIUM CONTRIBUTED BUSINESS

                   STATEMENTS OF CHANGES IN INVESTED CAPITAL

                                                                   (In millions)
                                                                   -------------
Balance at December 31, 1995......................................    $1,692
Net income........................................................        92
Net transactions with Millennium..................................        51
                                                                      ------
Balance at December 31, 1996......................................     1,835
Net income........................................................       147
Net transactions with Millennium..................................       742
                                                                      ------
Balance at November 30, 1997......................................    $2,724
                                                                      ======



                       See notes to financial statements.

                        MILLENNIUM CONTRIBUTED BUSINESS

                            STATEMENTS OF CASH FLOWS

                                               Eleven Months     Year Ended
                                             Ended November 30, December 31,
                                             ------------------ --------------
                                                    1997         1996    1995
                                             ------------------ ------  ------
                                                      (In millions)
Cash flows from operating activities:
  Net income................................       $ 147        $   92  $  243
  Adjustments to reconcile net income to net
   cash provided by operating activities:
    Depreciation and amortization...........         125           127     132
    (Increase) decrease in accounts
     receivable.............................         220           (53)     32
    Decrease (increase) in inventories......          19           (15)    (42)
    Decrease (increase) in prepaid expenses
     and other current assets...............          25            (6)     (8)
    Increase in other assets................         (31)          (70)    (39)
    Increase (decrease) in trade accounts
     payable................................         (53)           (7)      7
    (Decrease) increase in accrued expenses
     and other liabilities..................        (113)           49     (73)
    (Decrease) increase in other
     liabilities............................         (35)          (37)     10
                                                   -----        ------  ------
      Net cash provided by operating
       activities...........................         304            80     262
Cash flows from investing activities:
  Capital expenditures......................         (41)         (127)    (75)
                                                   -----        ------  ------
      Net cash used in investing
       activities...........................         (41)         (127)    (75)
                                                   -----        ------  ------
Cash flows from financing activities:
  Net transactions with Millennium..........        (258)           51    (184)
  Repayment of long term debt...............          (5)           (4)     (3)
                                                   -----        ------  ------
  Net cash (used in) provided by financing
   activities...............................        (263)           47    (187)
                                                   -----        ------  ------
  Net change in cash and cash equivalents...       $  --        $   --  $   --
                                                   =====        ======  ======


                       See notes to financial statements.

                        MILLENNIUM CONTRIBUTED BUSINESS

                         NOTES TO FINANCIAL STATEMENTS
                             (amounts in millions)

NOTE 1--DESCRIPTION OF THE CONTRIBUTED BUSINESS AND OPERATIONS

   Pursuant to a partnership agreement (the "Partnership Agreement"), Millennium Chemicals Inc. ("Millennium") and Lyondell Petrochemical Company ("Lyondell") formed Equistar Chemicals, LP ("Equistar" or the "Partnership"), a Delaware limited partnership, which commenced operations on December 1, 1997. Equistar is 57% owned by Lyondell and 43% owned by Millennium. The Lyondell interest is owned through two wholly owned subsidiaries, Lyondell Petrochemical G.P. Inc. ("Lyondell GP") and Lyondell Petrochemical L.P. Inc. ("Lyondell LP"). Millennium also owns its interest in the Partnership through two wholly owned subsidiaries, Millennium Petrochemicals GP LLC ("Millennium GP") and Millennium Petrochemicals LP LLC ("Millennium LP").

   The Partnership owns and operates the petrochemical and polymer businesses contributed by Millennium and Lyondell (the "Contributed Business"). The assets of the Partnership consist of 15 manufacturing facilities on the U.S. Gulf Coast and in the U.S. Midwest. The petrochemical segment produces products including ethylene, propylene, ethyl alcohol, butadiene, aromatics and methyl tertiary butyl ether ("MTBE"). The products are used primarily in the production of other chemicals and products, including polymers, for sales to customers throughout the U.S. The petrochemicals segment also includes sales of methanol produced by Lyondell Methanol LP ("Lyondell Methanol"), which is owned 75% by Lyondell and is operated by the Partnership. The polymers segment produces products that include polyethylene (high-density, low-density and linear low-density), and polypropylene, which are used in the production of a wide variety of consumer and industrial products.

   In May 1998, Equistar announced that Occidental Petroleum Corporation joined the Partnership with a contribution of assets and liabilities (the "Occidental Contributed Business"). The ownership percentages of Equistar after the inclusion of the Occidental Contributed Business are Lyondell (41%), Millennium (29.5%) and Occidental (29.5%).

   Millennium contributed to the Partnership substantially all of the net assets and operations comprising its petrochemicals and polymers segments. Millennium retained $250 of the accounts receivable of the Contributed Business.

   The accompanying financial statements include the results of operations, assets and liabilities of the petrochemicals and polymers businesses owned by Millennium that were contributed to the Partnership ("Contributed Business"). The financial statements are presented on a going concern basis and include only the historical net assets and results of operations that are directly related to the Contributed Business. Consequently, the financial position, results of operations and the cash flows may not be indicative of what may have been reported had the Contributed Business been a separate, stand-alone entity or operated as a part of the Partnership.

NOTE 2--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   Revenue Recognition. Revenue from product sales is recognized upon shipment of product to the customer.

                        MILLENNIUM CONTRIBUTED BUSINESS

                             (amounts in millions)


   Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses during the reporting periods. Actual results could differ from those estimates.

   Trade Receivables. Trade receivables consist of the following:

                                                       November 30, December 31,
                                                           1997         1996
                                                       ------------ ------------
   Trade receivables..................................     $49          $270
   Allowance for doubtful accounts....................      --            (1)
                                                           ---          ----
                                                           $49          $269
                                                           ===          ====

   Inventories. Inventories are stated at the lower of cost or market value. Cost is determined for the various categories of inventory using first-in, first-out ("FIFO"); last-in, first-out ("LIFO") basis or average cost method as deemed appropriate. Inventories valued on a LIFO basis were approximately $2 and $13 less than the amount of such inventories valued at current cost at November 30, 1997 and December 31, 1996, respectively.

                                                       November 30, December 31,
                                                           1997         1996
                                                       ------------ ------------
   Finished products..................................     $169         $154
   In-process products................................        2            2
   Raw materials......................................       62          105
   Other inventories..................................       42           33
                                                           ----         ----
                                                           $275         $294
                                                           ====         ====

   Property, Plant and Equipment. Property, plant and equipment is stated on the basis of cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally 20 to 40 years for buildings and 10 to 25 years for machinery and equipment.

   Property, plant and equipment consists of the following:

                                                       November 30, December 31,
                                                           1997         1996
                                                       ------------ ------------
   Land and buildings.................................    $  129       $  125
   Machinery and equipment............................     1,569        1,516
   Leasehold improvements.............................         4            4
                                                          ------       ------
                                                           1,702        1,645
   Allowance for depreciation and amortization........       397          310
                                                          ------       ------
                                                          $1,305       $1,335
                                                          ======       ======

   Turnaround Maintenance. Costs relating to future major maintenance projects are estimated and expensed ratably from the date a turnaround is completed until the next planned turnaround, generally 4 to 6 years.

   Goodwill. The net assets of the Contributed Business include goodwill of $1,142 at November 30, 1997, which is being amortized using the straight line method over forty years. Such goodwill arose from Millennium's 1993 acquisition of Quantum Chemical Corporation of which the Contributed Business was a

                        MILLENNIUM CONTRIBUTED BUSINESS

                             (amounts in millions)

part. The value of the purchase consideration was allocated to the acquired assets and liabilities based on their fair values, resulting in $1,272 of goodwill being allocated to the Contributed Business. Management periodically evaluates goodwill for impairment based on the anticipated future cash flows attributable to the operation. Such expected cash flows, on an undiscounted basis, are compared to the carrying value of the tangible and intangible assets, and if impairment is indicated, the carrying value of goodwill is adjusted. Management believes that no impairment exists at November 30, 1997. Accumulated amortization aggregated $130 and $101 at November 30, 1997 and December 31, 1996, respectively. Amortization of goodwill amounted to $29 for the eleven months ended November 30, 1997 and $31 each for the years ended December 31, 1996 and 1995, respectively.

   Accrued Expenses and Other Liabilities. Accrued expenses and other liabilities consist of the following:

                                                       November 30, December 31,
                                                           1997         1996
                                                       ------------ ------------
      Major maintenance...............................     $44          $ 56
      Feedstock accruals..............................      --            65
      All other.......................................      11            47
                                                           ---          ----
                                                           $55          $168
                                                           ===          ====

   Accounts payable, feedstock accruals and certain other accrued expenses are not being contributed to the Partnership at its formation.

   Environmental Remediation Cost. Environmental remediation costs are expensed or capitalized in accordance with generally accepted accounting principles. In October 1996, the American Institute of Certified Public Accountants issued Statement of Position ("SOP 96-1"), "Environmental Remediation Liabilities," which establishes new accounting and reporting standards for the recognition and disclosure of environmental remediation liabilities. The adoption of SOP 96-1 in 1997 did not have a material impact on the results of operations.

   Research and Development. The cost of research and development efforts is expensed as incurred. Such costs aggregated $28 for the eleven month period ended November 30, 1997 and $33 and $32 for the years ended December 31, 1996 and 1995, respectively.

   Exchanges. Finished product exchange transactions, which involve homogeneous commodities held for sale in the ordinary course in the same line of business and do not involve the payment or receipt of cash, are not accounted for as purchases or sales. Any resulting volumetric exchange balances are accounted for as inventory in accordance with the normal LIFO valuation policy.

   Federal Income Taxes. Earnings of the Contributed Business have been included in a consolidated income tax return filed by its ultimate U.S. parent, Millennium America Holdings Inc. ("MAHI"), a subsidiary of Millennium. Pursuant to an informal tax allocation agreement, income taxes have been allocated to the Contributed Business based on applicable statutory tax rates applied to the taxable earnings generated by such business. Effective income tax rates for the periods as of and at November 30, 1997 and December 31, 1996 and 1995 were 39.5%, 45.2% and 41.4%, respectively. Differences between the effective income tax rates and the statutory federal income tax rates arise primarily from goodwill amortization and state income taxes. Liabilities for current and/or deferred income taxes have been and remain the responsibility of MAHI, and accordingly, have been included in the balance sheet as invested capital.

                        MILLENNIUM CONTRIBUTED BUSINESS

                             (amounts in millions)


   As part of the transactions to consummate the Partnership, Millennium entered into tax sharing and indemnification agreements with the Partnership in which Millennium generally agreed to indemnify the partnership for income tax liabilities attributable to periods when the operations of the Contributed Business were included in the consolidated tax return of Millennium. The Partnership is not subject to federal income taxes as income is reportable directly by the individual partners; therefore, going forward there will be no provision for income taxes in the partnership's financial statements.

   Fair Value of Financial Instruments. The fair values of all short-term financial instruments are estimated to approximate their carrying value because of their short maturity.

   Earnings Per Share. Historical earnings per share are not presented because there is no separate identifiable pool of capital for the periods prior to incorporation upon which a per share calculation could be based.

   Reclassifications. Certain previously reported amounts have been restated to conform to classifications currently adopted.

NOTE 3--LONG-TERM DEBT AND INDEBTEDNESS TO MILLENNIUM

   The debt included in the balance sheets reflects the obligations directly related to the Contributed Business including allocated debt from Millennium.

                                                    November 30, December 31,
                                                        1997         1996
                                                    ------------ ------------
   Note payable to Millennium bearing interest at
    8% due 2006....................................        --       $  750
   Other indebtedness to Millennium................        --          250
   Industrial revenue bonds bearing interest at
    5.5% due 1998..................................    $    4            9
   Less current maturities.........................        (4)          (4)
                                                       ------       ------
                                                       $   --       $1,005
                                                       ======       ======

   Interest paid for the eleven months ended November 30, 1997 and the years ended December 31, 1996 and 1995 was $66, $80 and $80, respectively.

NOTE 4--PENSION AND OTHER POSTRETIREMENT BENEFITS

   All full-time employees of the Contributed Business are covered by defined benefit pension plans sponsored by Millennium. Retirement benefits are based on years of service and average compensation as defined under the respective plans' provisions. The funding policy is to contribute amounts to the plans sufficient to meet the minimum funding requirements set forth in the Employee Retirement Income Security Act of 1974. The Contributed Business accrues pension costs based on actuarial valuations and funds the plan through contributions to Millennium who then contributes the funds to a master trust sponsored by Millennium. Such contributions are reflected in invested capital. Pension income related to participation in these plans was $2, $5 and $4 for the eleven months ended November 30, 1997 and the years ended December 31, 1996 and 1995, respectively. One such plan covers benefits for union-represented employees of the Contributed Business. Such plan will be assumed by the Partnership upon its consummation.

   Millennium also provides unfunded health care and life insurance benefits to certain groups of retirees. Expenses related to the employees of the Contributed Business were $3, $2 and $2 for the eleven months ended November 30, 1997 and the years ended December 31, 1996 and 1995, respectively.

                        MILLENNIUM CONTRIBUTED BUSINESS

                             (amounts in millions)


NOTE 5--RELATED PARTY TRANSACTIONS

   Millennium provided certain corporate, general and administrative services to the Contributed Business, including legal, financial, tax, risk management and employee benefits services. Charges for these services are included in selling and administration expenses and are believed to be reasonable. In addition, a subsidiary of Millennium has controlled, on a centralized basis, all cash receipts and disbursements received or made by the Contributed Business. The net results of such transactions are included in the balance sheets as invested capital. The Contributed Business also sells ethylene to an affiliated business unit of Millennium for the manufacture of vinyl acetate monomer. Vinyl acetate monomer is sold by Millennium to the Partnership. These sales are reflected at market price and have been included in the accompanying income statement. All significant intercompany accounts and transactions within the Contributed Business have been eliminated. Millennium provides the Partnership with certain operational services, including waste water treatment and barge dock access. The Partnership provides certain general and administrative services to Millennium, including materials management, certain utilities, office space, health, safety and environmental services and computer services. The Partnership has also controlled certain cash receipts and disbursements received or made on behalf of Millennium.

NOTE 6--LEASES

   Rental expense for operating leases was $38, $45 and $43 for the eleven months ended November 30, 1997 and the years ended December 31, 1996 and 1995, respectively.

Minimum Rentals

   Future minimum rental commitments under noncancellable operating leases with terms in excess of one year as of November 30, 1997 are as follows:

            1998....................................  $43
            1999....................................   42
            2000....................................   26
            2001....................................   17
            2002....................................   13
            Thereafter..............................   18
                                                     ----
                                                     $159
                                                     ====

NOTE 7--COMMITMENTS AND CONTINGENCIES

   The Contributed Business is subject, among other things, to several proceedings under the Federal Comprehensive Environmental Response Compensation and Liability Act and other federal and state statutes. These proceedings are in various stages ranging from initial investigation to active settlement negotiations to implementation of clean-up remediation of sites. Additionally, Millennium and/or its subsidiaries are defendants or plaintiffs in lawsuits that have arisen in the normal course of business including those relating to commercial transactions and product liability with respect to the Contributed Business. The Contributed Business had no reserves for environmental matters at November 30, 1997.

   As part of the transactions to consummate the Partnership, Millennium agreed to indemnify the partnership for any present or future liabilities arising within a seven-year period after the consummation of the Partnership which are attributable to the Contributed Business's operations prior to the Partnership's formation in excess of $7.

   The Contributed Business has various contractual obligations to purchase raw materials used in its production of polyethylene. Commitments to purchase ethylene used in the production of polyethylene are based on market prices and expire from 1997 to 2001.

                        OCCIDENTAL CONTRIBUTED BUSINESS

                                 BALANCE SHEETS

                            March 31, 1998 and 1997

                             (amounts in thousands)

                                  (Unaudited)

                                                             1998       1997
                                                          ---------- ----------
CURRENT ASSETS:
 Cash.................................................... $       13 $       93
 Trade receivables.......................................     13,492     19,627
 Other receivables.......................................      9,264      5,743
 Inventories.............................................    159,420    137,414
 Prepaid expenses........................................      8,315      9,701
                                                          ---------- ----------
  Total current assets...................................    190,504    172,578
EQUITY INVESTMENT........................................     86,155     91,685
PROPERTY, PLANT AND EQUIPMENT, net.......................  1,807,605  1,891,415
OTHER ASSETS.............................................     28,685     39,473
                                                          ---------- ----------
  TOTAL ASSETS........................................... $2,112,949 $2,195,151
                                                          ========== ==========
CURRENT LIABILITIES:
 Accounts payable........................................ $   74,547 $   83,064
 Accrued liabilities.....................................     33,879     37,658
                                                          ---------- ----------
  Total current liabilities..............................    108,426    120,722
CAPITAL LEASE LIABILITIES................................    205,000    205,000
NOTES PAYABLE TO AFFILIATES..............................  1,222,674  1,209,269
DEFERRED CREDITS AND OTHER LIABILITIES...................     72,733     60,112
INVESTED CAPITAL.........................................    504,116    600,048
                                                          ---------- ----------
  TOTAL LIABILITIES AND INVESTED CAPITAL................. $2,112,949 $2,195,151
                                                          ========== ==========


    The accompanying notes are an integral part of these financial statements.

                        OCCIDENTAL CONTRIBUTED BUSINESS

                 STATEMENTS OF OPERATIONS AND INVESTED CAPITAL

               For the three months ended March 31, 1998 and 1997
                             (amounts in thousands)

                                  (Unaudited)

                                                              1998      1997
                                                            --------  --------
NET SALES AND OPERATING REVENUES........................... $355,442  $447,681
OPERATING COSTS AND EXPENSES:
  Cost of sales............................................  320,067   419,150
  Selling, general and administrative and other operating
   expenses................................................    4,206    12,704
                                                            --------  --------
OPERATING INCOME...........................................   31,169    15,827
  Loss from equity investment..............................   (1,490)   (1,502)
  Interest expense, affiliates and other...................  (25,991)  (26,584)
  Other income (expense), net..............................      888    (1,579)
                                                            --------  --------
INCOME (LOSS) BEFORE TAXES.................................    4,576   (13,838)
  Provision for income taxes...............................    2,255    (4,542)
                                                            --------  --------
NET INCOME (LOSS)..........................................    2,321    (9,296)
INCREASE IN INVESTED CAPITAL...............................   11,586    22,025
INVESTED CAPITAL, beginning of period......................  490,209   587,319
                                                            --------  --------
INVESTED CAPITAL, end of period............................ $504,116  $600,048
                                                            ========  ========



   The accompanying notes are an integral part of these financial statements.

                        OCCIDENTAL CONTRIBUTED BUSINESS

                            STATEMENTS OF CASH FLOWS

               For the three months ended March 31, 1998 and 1997

                             (amounts in thousands)

                                  (Unaudited)

                                                              1998      1997
                                                            --------  --------
CASH FLOW FROM OPERATING ACTIVITIES:
  Net income (loss)........................................ $  2,321  $ (9,296)
  Adjustments to reconcile net income (loss) to net cash
   used by operating activities:
    Depreciation and amortization of assets................   30,966    28,738
    Loss from equity investment............................    1,490     1,502
    Other noncash charges to income........................      202     4,975
  Changes in operating assets and liabilities:
    Decrease (increase) in receivables.....................    4,996    (9,266)
    Decrease (increase) in inventories.....................  (16,364)   38,253
    Decrease in prepaid expenses...........................    1,979     2,399
    Decrease in accounts payable and accrued liabilities...  (33,800)  (67,237)
  Increase in other assets and other liabilities, net......    1,126       462
                                                            --------  --------
Net cash used by operating activities......................   (7,084)   (9,470)
CASH FLOW FROM INVESTING ACTIVITIES:
  Capital expenditures.....................................   (6,121)   (6,427)
  Other investing, net.....................................      730       857
                                                            --------  --------
Net cash used by investing activities......................   (5,391)   (5,570)
CASH FLOW FROM FINANCING ACTIVITIES:
  Principal payments on capital lease liabilities..........       --    (6,905)
  Increase in invested capital.............................   11,586    22,025
                                                            --------  --------
Net cash provided by financing activities..................   11,586    15,120
                                                            --------  --------
Change in cash.............................................     (889)       80
Cash--beginning of period..................................      902        13
                                                            --------  --------
Cash--end of period........................................ $     13  $     93
                                                            ========  ========


    The accompanying notes are an integral part of these financial statements.

                        OCCIDENTAL CONTRIBUTED BUSINESS

                         NOTES TO FINANCIAL STATEMENTS

                            March 31, 1998 and 1997

                                  (Unaudited)

(1) BASIS OF PRESENTATION AND DESCRIPTION OF THE CONTRIBUTED BUSINESS--

   On May 15, 1998, Occidental Petroleum Corporation (Occidental) signed an agreement with Lyondell Petrochemical Company and Millenium Chemicals Inc. to effect the proposed contribution of its ethylene, propylene, ethylene oxide and ethylene glycol derivatives businesses (collectively, the Occidental Contributed Business) to a joint venture limited partnership called Equistar Chemicals, LP (Equistar) in return for a 29.5% interest in Equistar, the receipt of approximately $420 million in cash and the assumption by Equistar of approximately $205 million of Occidental capital lease liabilities.

   Under terms of the agreement, on May 15, 1998, Occidental contributed to Equistar substantially all of the net assets and operations of the Occidental Contributed Business. The accompanying financial statements include the results of operations, assets and liabilities of the Occidental Contributed Business represented by Oxy Petrochemicals Inc., PDG Chemical Inc. and a plant owned by Occidental Chemical Corporation, which are all indirect subsidiaries of Occidental Chemical Holding Corporation (OCHC). OCHC is an indirect subsidiary of Occidental. These financial statements include only the historical results of operations and net assets that are directly related to the Occidental Contributed Business. Consequently, the financial position, results of operations, and cash flows may not be indicative of what would have been reported if the Occidental Contributed Business had been a separate, stand-alone entity or had been operated as a part of Equistar during the period presented. Additionally, certain assets and liabilities of the Occidental Contributed Business were retained by Occidental. The retained assets will be leased to Equistar under terms of the agreement.

   Certain information and disclosures normally included in the notes to financial statements have been condensed or omitted pursuant to Securities and Exchange Commission (SEC) rules and regulations, but resultant disclosures are in accordance with generally accepted accounting principles as they apply to interim reporting. These interim financial statements should be read in conjunction with the Occidental Contributed Business audited financial statements as of December 31, 1997 (1997 Financial Statements).

   The accompanying financial statements as of March 31, 1998 and 1997 are unaudited. All references made to amounts for the period then ended have been prepared in accordance with the rules and regulations of the SEC. They include all adjustments which are considered necessary for a fair statement of the results of operations and financial position of the Occidental Contributed Business for the interim period presented. Such adjustments consisted only of normal recurring items.

   Occidental provided certain corporate, general and administrative services to the Occidental Contributed Business, including legal, financial, marketing and executive services. Charges for these services were allocated based on the estimated costs of specific functions performed by Occidental and affiliates for the Occidental Contributed Business. Management believes the charges, which amounted to $2.6 million for the three months ended March 31, 1998 and 1997, are reasonable. Such amounts are included in selling, general and administrative expenses.

   The Occidental Contributed Business sells ethylene to affiliated businesses of Occidental. These sales, reflected at market prices and included in the accompanying Statement of Operations, were $49 million for the three months ended March 31, 1998 and $73 million for the three months ended March 31, 1997.

   Occidental utilizes a centralized cash management system for its operations, including the Occidental Contributed Business. Cash distributed to or advanced from Occidental has been reflected in invested capital in the accompanying balance sheets. In addition, settlement of transactions with other Occidental affiliates are recorded through invested capital.

                        OCCIDENTAL CONTRIBUTED BUSINESS

                            March 31, 1998 and 1997

                                  (Unaudited)


(2) SIGNIFICANT ACCOUNTING POLICIES--

 Risks and uncertainties--

   The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts, generally not by material amounts. Management believes that these estimates and assumptions provide a reasonable basis for the fair presentation of the Occidental Contributed Business' financial position and results of operations.

   Since the Occidental Contributed Business' major products are commodities, significant changes in the prices of chemical products could have a significant impact on the Occidental Contributed Business' results of operations for any particular period.

 Environmental liabilities and costs--

   Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Reserves for estimated costs that relate to existing conditions caused by past operations and that do not contribute to current or future revenue generation are recorded when environmental remedial efforts are probable and the costs can be reasonably estimated. In determining the reserves, Occidental uses the most current information available, including similar past experiences, available technology, regulations in effect, the timing of remediation and cost-sharing arrangements. The environmental reserves are based on management's estimate of the most likely cost to be incurred and are reviewed periodically and adjusted as additional or new information becomes available. The environmental reserves are included in other noncurrent liabilities and amounted to $7.8 million and $8.2 million at March 31, 1998 and 1997, respectively.

 Income taxes--

   The Occidental Contributed Business has been included in the consolidated U.S. federal income tax return and in certain unitary state income tax returns of Occidental. A portion of the income tax provision for these returns is allocated to the Occidental Contributed Business using the same method as a tax sharing arrangement between OCHC and Occidental. The Occidental Contributed Business also records state income tax provisions for operations required to be reported in separate tax returns. The difference between the provision for income taxes at the U.S. federal statutory rate and the effective tax rate is primarily due to state income taxes. Liabilities for current and/or deferred income taxes have been and remain the responsibility of Occidental and, accordingly, have been included in the Balance Sheet as invested capital.

 Fair value of financial instruments--

   The fair value of on-balance sheet financial instruments approximates carrying value. However, the fair value of notes payable to affiliates cannot be practicably determined due to the related party nature of the balances.

 Change in accounting principle--

   Effective January 1, 1998, the Occidental Contributed Business adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income." This statement establishes standards for reporting and display of comprehensive income and its components in a full set of

                        OCCIDENTAL CONTRIBUTED BUSINESS

                            March 31, 1998 and 1997

                                  (Unaudited)

general purpose financial statements. The implementation of SFAS No. 130 did not have an impact on the Occidental Contributed Business' results of operations. The Occidental Contributed Business' comprehensive income was $2.3 million for the three months ended March 31, 1998 and comprehensive loss was $9.3 million for the three months ended March 31, 1997.

(3) RECEIVABLES--

   As of March 31, 1998 and 1997, the Occidental Contributed Business transferred, with limited recourse, to an Occidental affiliate net domestic trade receivables under a revolving sale program in connection with the ultimate sale for cash of an undivided ownership interest in such receivables by the affiliate. The net trade receivables transferred amounted to $113.7 million and $165.7 million as of March 31, 1998 and 1997, respectively. The Occidental Contributed Business transferred the receivables to the affiliate in a noncash transaction that was reflected as a reduction in invested capital. Occidental retained collection responsibility with respect to the receivables sold. An interest in newly created receivables is transferred monthly, net of collections made from customers. Fees related to the sales of receivables under this program, which are allocated from Occidental, were $1.6 million and $1.7 million for the three months ended March 31, 1998 and 1997, respectively and are included in other income, net.

   Under the terms of the Equistar agreement, Occidental repurchased the net domestic trade receivables of $114.8 million of the Occidental Contributed Business as of May 15, 1998 and contributed $100.3 million to Equistar.

   Other receivables include $3.2 million and $5.1 million as of March 31, 1998 and 1997, respectively, from the equity investee.

(4) INVENTORIES--

   Inventories are stated at the lower of cost or market value determined using the first-in, first-out (FIFO) or weighted-average-cost methods. Inventories consist of the following as of March 31 (in thousands):

                                                                1998     1997
                                                              -------- --------
      Raw materials.......................................... $ 60,494 $ 53,672
      Materials and supplies.................................   17,250   16,896
      Work in process........................................    9,956    8,938
      Finished goods.........................................   71,720   57,908
                                                              -------- --------
                                                              $159,420 $137,414
                                                              ======== ========

(5) EQUITY INVESTMENT--

   The Occidental Contributed Business has a fifty percent interest in PD Glycol, a partnership which manufactures ethylene oxide and ethylene glycol derivatives at its plant in Beaumont, Texas. The investment, which is accounted for on the equity method, exceeded the historical underlying equity in net assets by approximately $43 million at March 31, 1998 and $44 million at March 31, 1997. The excess is being amortized into income over the estimated total productive life of the plant.

                        OCCIDENTAL CONTRIBUTED BUSINESS

                            March 31, 1998 and 1997

                                  (Unaudited)


(6) PROPERTY, PLANT AND EQUIPMENT--

   Property additions and major renewals and improvements are capitalized at cost. Property acquired under a capital lease has been capitalized at the present value of future minimum lease payments. Depreciation is primarily provided using the units-of-production method based on estimated total productive life.

   Interest costs incurred in connection with major capital expenditures are capitalized and amortized over the lives of the related assets. Capitalized interest is calculated based on the average borrowing rate of Occidental. The amount of interest capitalized was $39,000 and $142,000 for the three months ended March 31, 1998 and 1997, respectively.

   Property, plant and equipment consists of the following as of March 31 (in thousands):

                                                          1998         1997
                                                       -----------  -----------
      Land and land improvements...................... $    81,950  $    82,164
      Buildings.......................................      38,061       37,870
      Machinery and equipment.........................   2,421,068    2,402,006
      Property acquired under capital lease...........     350,000      350,000
      Construction in progress........................      50,263       41,364
                                                       -----------  -----------
                                                         2,941,342    2,913,404
      Accumulated depreciation and amortization.......  (1,133,737)  (1,021,989)
                                                       -----------  -----------
      Property, plant and equipment, net.............. $ 1,807,605  $ 1,891,415
                                                       ===========  ===========

   Included above is $103.4 million as of March 31, 1998 and $105.2 million as of March 31, 1997 of net property, plant and equipment that was retained by Occidental and will be leased to Equistar under the terms of the agreement dated May 15, 1998.

(7) OTHER ASSETS--

   Other assets consist of the following as of March 31 (in thousands):

                                                                 1998    1997
                                                                ------- -------
      Catalyst................................................. $ 7,600 $11,896
      Deferred start-up costs..................................   6,287   7,057
      Prepaid pension costs....................................   6,493   6,660
      Other....................................................   8,305  13,860
                                                                ------- -------
                                                                $28,685 $39,473
                                                                ======= =======

   Catalyst is amortized over estimated lives ranging from 18 months to 3 years. Deferred start-up costs are amortized over a period of 20 years. Other amortizable assets are written off to income over the estimated periods to be benefited.

   In April 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities" (SOP 98-5), which requires that costs of start-up activities, including organizational costs, be expensed as incurred. The initial application of the statement will result in a charge to income for any costs of start-up activities that have not yet been fully amortized. Occidental will implement SOP 98-5 effective January 1, 1999.

                        OCCIDENTAL CONTRIBUTED BUSINESS

                            March 31, 1998 and 1997

                                  (Unaudited)


(8) ACCRUED LIABILITIES--

   Accrued liabilities consist of the following as of March 31 (in thousands):

                                                                 1998    1997
                                                                ------- -------
      Turnaround maintenance................................... $15,362 $10,466
      Property taxes and insurance.............................   9,481   9,747
      Other....................................................   9,036  17,445
                                                                ------- -------
                                                                $33,879 $37,658
                                                                ======= =======

   Maintenance turnarounds are generally performed every 2 to 5 years. Occidental utilizes an accrual methodology under which it estimates the projected cost of a turnaround and accrues the cost equally over the years between turnarounds. Total accruals relating to these future major maintenance projects were $42.3 million and $21.6 million as of March 31, 1998 and 1997, respectively, and were included in accrued liabilities as noted above and deferred credits and other liabilities in the accompanying Balance Sheets.

(9) NOTES PAYABLE TO AFFILIATES--

   The financial statements of the Occidental Contributed Business include several notes payable to Occidental and an affiliate. Accrued interest on these notes is settled annually through and is included in invested capital at rates ranging between 6 and 11 percent. Interest expense on notes payable to affiliates was $22.8 million for the three months ended March 31, 1998 and $23.4 million for the three months ended March 31, 1997.

   Principal amounts of the notes payable to an affiliate totaling $63.9 million are due on December 31, 1998. As the amounts will be settled either through invested capital or another note payable to the affiliate, no notes payable to affiliates have been classified as current in the accompanying Balance Sheets.

(10) RETIREMENT PLANS AND POSTRETIREMENT BENEFITS--

   Reference is made to Note 10 of the 1997 Financial Statements regarding retirement plans and postretirement benefits.

(11) LEASE COMMITMENTS--

   At March 31, 1998, future net minimum lease payments for capital and operating leases are as follows (in thousands):

                                                             Capital   Operating
                                                             --------  ---------
      1998.................................................. $  9,884   $12,086
      1999..................................................   13,179     5,986
      2000..................................................  208,286     5,339
      2001..................................................       --     4,886
      2002..................................................       --     3,765
      Thereafter............................................       --    22,535
                                                             --------   -------
      Total minimum lease payments..........................  231,349   $54,597
                                                             --------   =======
      Imputed interest......................................  (26,349)
                                                             --------
      Present value of net minimum lease payments........... $205,000
                                                             ========

   Rental expense for operating leases, excluding leases with terms of one year or less, was approximately $4 million for each of the three months ended March 31, 1998 and 1997.

                        OCCIDENTAL CONTRIBUTED BUSINESS

                            March 31, 1998 and 1997

                                  (Unaudited)

(12) COMMITMENTS AND CONTINGENCIES--

   OCHC has been named as defendant or as potentially responsible party with regard to the Occidental Contributed Business in a number of lawsuits, claims and proceedings, including governmental proceedings under the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA) and corresponding state acts. These governmental proceedings seek funding, remediation and, in some cases, compensation for alleged property damage, punitive damages and civil penalties, aggregating substantial amounts. OCHC is usually one of many companies in these proceedings, and has to date been successful in sharing response costs with other financially sound companies. OCHC has accrued reserves with regard to the Occidental Contributed Business at the most likely cost to be incurred in those proceedings where it is probable that OCHC will incur remediation costs which can be reasonably estimated.

   It is impossible at this time to determine the ultimate liabilities that OCHC may incur with regard to the Occidental Contributed Business resulting from the foregoing lawsuits, claims and proceedings. Certain of these matters may involve substantial amounts, and if these were to be ultimately resolved unfavorably to the full amount of their maximum potential exposure, an event not currently anticipated, it is possible that such an event could have a material adverse effect upon the financial position or results of operations of the Occidental Contributed Business. However, in management's opinion, after taking into account reserves and indemnities, it is unlikely that any of the foregoing matters will have a material adverse effect upon the financial position or results of operations of the Occidental Contributed Business.

   Under the terms of the agreement with Equistar, Occidental has agreed to indemnify Equistar for any present or future contingent liabilities arising within a seven year period after May 15, 1998 which are attributable to the Occidental Contributed Business's operations prior to May 15, 1998 in excess of $7 million.

   The Occidental Contributed Business has certain other commitments to purchase electrical power, raw materials and other potential obligations, all in the ordinary course of business.

(13) SUBSEQUENT EVENT--

   On January 11, 1999, CITGO Petroleum Corporation (CITGO) initiated a legal action against Occidental Chemical Corporation (OCC) in the United States District Court for the Northern District of Oklahoma seeking compensatory and exemplary damages in an unspecified amount. It alleges that OCC breached the provisions of a Plant Site Right of First Refusal Agreement pertaining to the Lake Charles plant (Right of First Refusal) dated August 31, 1983, between CITGO and Cities Service Oil and Gas Corporation, predecessor in interest to OCC. It is impossible at this time to determine the ultimate legal liabilities, if any, that may arise from this lawsuit. The CITGO complaint was not filed against Equistar and seeks only money damages from OCC. However, in management's opinion, the lawsuit is not likely to have a material adverse effect upon the financial position of the Occidental Contributed Business.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors,
Occidental Chemical Holding Corporation:

We have audited the accompanying balance sheets of the Occidental Contributed Business as of December 31, 1997 and 1996, and the related statements of operations and invested capital, and cash flows for each of the three years in the period ended December 31, 1997. The Occidental Contributed Business is the ethylene, propylene, ethylene oxide and ethylene glycol derivatives businesses of Occidental Chemical Holding Corporation included in its indirect subsidiaries Oxy Petrochemicals Inc., PDG Chemical Inc. and a plant owned by Occidental Chemical Corporation. These financial statements are the responsibility of Occidental Chemical Holding Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Occidental Contributed Business as of December 31, 1997 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

Arthur Andersen LLP
Dallas, Texas,
 July 10, 1998 (except with respect to the matter discussed in Note 13, as to which the date is January 26, 1999)

                        OCCIDENTAL CONTRIBUTED BUSINESS

                                 BALANCE SHEETS

                           December 31, 1997 and 1996

                             (amounts in thousands)

                                                               December 31
                                                             1997       1996
                                                          ---------- ----------
CURRENT ASSETS:
  Cash................................................... $      902 $       13
  Trade receivables......................................     17,235     13,841
  Other receivables......................................     10,517      2,263
  Inventories............................................    143,056    175,667
  Prepaid expenses.......................................     10,294     12,100
                                                          ---------- ----------
    Total current assets.................................    182,004    203,884
EQUITY INVESTMENT........................................     88,375     94,044
PROPERTY, PLANT AND EQUIPMENT, net.......................  1,830,446  1,913,834
OTHER ASSETS.............................................     30,636     26,539
                                                          ---------- ----------
    TOTAL ASSETS......................................... $2,131,461 $2,238,301
                                                          ========== ==========
CURRENT LIABILITIES:
  Current portion of capital lease liabilities...........         -- $    6,905
  Accounts payable....................................... $   89,309    125,129
  Accrued liabilities....................................     53,981     62,796
                                                          ---------- ----------
    Total current liabilities............................    143,290    194,830
CAPITAL LEASE LIABILITIES................................    205,000    205,000
NOTES PAYABLE TO AFFILIATES..............................  1,222,674  1,209,269
DEFERRED CREDITS AND OTHER LIABILITIES...................     70,288     41,883
INVESTED CAPITAL.........................................    490,209    587,319
                                                          ---------- ----------
    TOTAL LIABILITIES AND INVESTED CAPITAL .............. $2,131,461 $2,238,301
                                                          ========== ==========


   The accompanying notes are an integral part of these financial statements.

                        OCCIDENTAL CONTRIBUTED BUSINESS

                 STATEMENTS OF OPERATIONS AND INVESTED CAPITAL

              For the years ended December 31, 1997, 1996 and 1995

                             (amounts in thousands)

                                               1997        1996        1995
                                            ----------  ----------  ----------
NET SALES AND OPERATING REVENUES........... $1,802,854  $1,671,158  $1,899,191
OPERATING COSTS AND EXPENSES:
  Cost of sales............................  1,530,521   1,506,399   1,437,155
  Selling, general and administrative and
   other operating expenses................     21,666      22,212      20,397
                                            ----------  ----------  ----------
OPERATING INCOME...........................    250,667     142,547     441,639
  Loss from equity investment..............     (6,052)     (5,859)     (5,566)
  Interest expense, affiliates and other...   (105,960)   (119,811)   (136,298)
  Other expense, net.......................     (6,881)     (2,190)     (3,549)
                                            ----------  ----------  ----------
INCOME BEFORE TAXES........................    131,774      14,687     296,226
  Provisions for income taxes..............     50,482       8,254     111,624
                                            ----------  ----------  ----------
NET INCOME.................................     81,292       6,433     184,602
PENSION LIABILITY ADJUSTMENT...............      4,191         963       1,334
DECREASE IN INVESTED CAPITAL...............   (182,593)   (127,916)   (142,929)
INVESTED CAPITAL, beginning of year........    587,319     707,839     664,832
                                            ----------  ----------  ----------
INVESTED CAPITAL, end of year.............. $  490,209  $  587,319  $  707,839
                                            ==========  ==========  ==========


   The accompanying notes are an integral part of these financial statements.

                        OCCIDENTAL CONTRIBUTED BUSINESS

                            STATEMENTS OF CASH FLOWS

              For the years ended December 31, 1997, 1996 and 1995

                             (amounts in thousands)

                                                    1997      1996      1995
                                                  --------  --------  --------
CASH FLOW FROM OPERATING ACTIVITIES:
  Net income..................................... $ 81,292  $  6,433  $184,602
  Adjustments to reconcile net income to net cash
   provided by operating activities:
    Depreciation and amortization of assets......  121,209   111,519   117,912
    Loss from equity investment..................    6,052     5,859     5,566
    Other noncash charges to income..............   14,380     8,159     2,197
  Changes in operating assets and liabilities:
    Decrease (increase) in receivables...........  (11,648)    3,282       271
    Decrease (increase) in inventories...........   32,611   (17,504)   10,673
    Decrease (increase) in prepaid expenses......    1,806    (1,421)      493
    Increase (decrease) in accounts payable and
     accrued liabilities.........................  (23,710)    6,541   (11,223)
  Other operating, net...........................   (8,210)  (12,621)   (9,007)
                                                  --------  --------  --------
Net cash provided by operating activities........  213,782   110,247   301,484
CASH FLOW FROM INVESTING ACTIVITIES:
  Capital expenditures...........................  (40,608)  (40,933)  (43,372)
  Other investing, net...........................     (383)     (643)   (6,549)
                                                  --------  --------  --------
Net cash used by investing activities............  (40,991)  (41,576)  (49,921)
CASH FLOW FROM FINANCING ACTIVITIES:
  Principal payments on capital lease
   liabilities...................................   (6,905)  (27,619)  (27,619)
  Increase (decrease) in notes payable to
   affiliates....................................   13,405    85,820   (82,739)
  Decrease in invested capital................... (178,402) (126,953) (141,595)
                                                  --------  --------  --------
Net cash used by financing activities............ (171,902)  (68,752) (251,953)
                                                  --------  --------  --------
Change in cash...................................      889       (81)     (390)
Cash--beginning of year..........................       13        94       484
                                                  --------  --------  --------
Cash--end of year................................ $    902  $     13  $     94
                                                  ========  ========  ========

   The accompanying notes are an integral part of these financial statements.

                        OCCIDENTAL CONTRIBUTED BUSINESS

                         NOTES TO FINANCIAL STATEMENTS

                        December 31, 1997, 1996 and 1995

(1) BASIS OF PRESENTATION AND DESCRIPTION OF THE CONTRIBUTED BUSINESS--

   On May 15, 1998, Occidental Petroleum Corporation (Occidental) signed an agreement with Lyondell Petrochemical Company and Millennium Chemicals Inc. to effect the proposed contribution of its ethylene, propylene, ethylene oxide and ethylene glycol derivatives businesses (collectively, the Occidental Contributed Business) to a joint venture limited partnership called Equistar Chemicals, LP (Equistar) in return for a 29.5% interest in Equistar, receipt of approximately $420 million in cash and the assumption by Equistar of approximately $205 million of Occidental capital lease liabilities.

   Under terms of the agreement, on May 15, 1998, Occidental contributed to Equistar substantially all of the net assets and operations of the Occidental Contributed Business. The accompanying financial statements include the results of operations, assets and liabilities of the Occidental Contributed Business represented by Oxy Petrochemicals Inc., PDG Chemical Inc. and a plant owned by Occidental Chemical Corporation, which are all indirect subsidiaries of Occidental Chemical Holding Corporation (OCHC). OCHC is an indirect subsidiary of Occidental. These financial statements include only the historical results of operations and net assets that are directly related to the Occidental Contributed Business. Consequently, the financial position, results of operations, and cash flows may not be indicative of what would have been reported if the Occidental Contributed Business had been a separate, stand-alone entity or had been operated as a part of Equistar during the periods presented. Additionally, certain assets and liabilities of the Occidental Contributed Business were retained by Occidental. The retained assets will be leased to Equistar under terms of the agreement.

   Occidental provided certain corporate, general and administrative services to the Occidental Contributed Business, including legal, financial, marketing and executive services. Charges for these services were allocated based on the estimated costs of specific functions performed by Occidental and affiliates for the Occidental Contributed Business. Management believes the charges, which amounted to $10.4 million in each of the years 1997, 1996 and 1995, are reasonable. Such amounts are included in selling, general and administrative expenses.

   The Occidental Contributed Business sells ethylene to affiliated businesses of Occidental. These sales, reflected at market prices and included in the accompanying Statements of Operations, were $242 million, $227 million and $474 million for the years ended December 31, 1997, 1996 and 1995, respectively.

   Occidental utilizes a centralized cash management system for its operations, including the Occidental Contributed Business. Cash distributed to or advanced from Occidental has been reflected in invested capital in the accompanying balance sheets. In addition, settlement of transactions with other Occidental affiliates are recorded through invested capital.

(2) SIGNIFICANT ACCOUNTING POLICIES--

 Risks and uncertainties--

   The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial

                        OCCIDENTAL CONTRIBUTED BUSINESS

                        December 31, 1997, 1996 and 1995

statements. Accordingly, upon settlement, actual results may differ from estimated amounts, generally not by material amounts. Management believes that these estimates and assumptions provide a reasonable basis for the fair presentation of the Occidental Contributed Business' financial position and results of operations.

   Since the Occidental Contributed Business' major products are commodities, significant changes in the prices of chemical products could have a significant impact on the Occidental Contributed Business' results of operations for any particular period.

 Environmental liabilities and costs--

   Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Reserves for estimated costs that relate to existing conditions caused by past operations and that do not contribute to current or future revenue generation are recorded when environmental remedial efforts are probable and the costs can be reasonably estimated. In determining the reserves, Occidental uses the most current information available, including similar past experiences, available technology, regulations in effect, the timing of remediation and cost-sharing arrangements. The environmental reserves are based on management's estimate of the most likely cost to be incurred and are reviewed periodically and adjusted as additional or new information becomes available. The environmental reserves are included in other noncurrent liabilities and amounted to $7.9 million and $8.2 million at December 31, 1997 and 1996, respectively.

 Income taxes--

   The Occidental Contributed Business has been included in the consolidated U.S. federal income tax return and in certain unitary state income tax returns of Occidental. A portion of the income tax provision for these returns is allocated to the Occidental Contributed Business using the same method as a tax sharing arrangement between OCHC and Occidental. The Occidental Contributed Business also records state income tax provisions for operations required to be reported in separate tax returns. The difference between the provision for income taxes at the U.S. federal statutory rate and the effective tax rate is primarily due to state income taxes. Liabilities for current and/or deferred income taxes have been and remain the responsibility of Occidental and, accordingly, have been included in the Balance Sheets as invested capital.

 Fair value of financial instruments--

   The fair value of on-balance sheet financial instruments approximates carrying value. However, the fair value of notes payable to affiliates cannot be practicably determined due to the related party nature of the balances.

 Change in accounting principle--

   Effective January 1, 1998, the Occidental Contributed Business adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income." This statement establishes standards for reporting and display of comprehensive income and its components in a full set of general purpose financial statements. The implementation of SFAS No. 130 did not have an impact on the Occidental Contributed Business' results of operations. The Occidental Contributed Business' comprehensive income was $85.4 million for 1997, $5.9 million for 1996 and $185.7 million for 1995.

                        OCCIDENTAL CONTRIBUTED BUSINESS

                        December 31, 1997, 1996 and 1995


(3) RECEIVABLES--

   As of December 31, 1997, 1996, and 1995, the Occidental Contributed Business transferred, with limited recourse, to an Occidental affiliate net domestic trade receivables under a revolving sale program in connection with the ultimate sale for cash of an undivided ownership interest in such receivables by the affiliate. The net trade receivables transferred amounted to $136.4 million and $164.3 million as of December 31, 1997 and 1996, respectively. The Occidental Contributed Business transferred the receivables to the affiliate to a noncash transaction that was reflected as a reduction in invested capital. Occidental retained collection responsibility with respect to the receivables sold. An interest in newly created receivables is transferred monthly, net of collections made from customers. Fees related to the sales of receivables under this program, which are allocated from Occidental, were $8.4 million, $6.8 million and $8.3 million for the years ended December 31, 1997, 1996 and 1995, respectively, and are included in other expense, net.

   Under the terms of the Equistar agreement, Occidental repurchased net domestic trade receivables of $114.8 million of the Occidental Contributed Business as of May 15, 1998 and contributed $100.3 million to Equistar.

   Other receivables include $3.9 million and $1.7 million as of December 31, 1997 and 1996, respectively, from the equity investee.

(4) INVENTORIES--

   Inventories are stated at the lower of cost or market value determined using the first-in, first-out (FIFO) or weighted-average-cost methods. Inventories consist of the following (in thousands):

                                                      December 31, December 31,
                                                          1997         1996
                                                      ------------ ------------
Raw materials........................................   $ 55,954     $ 91,824
Materials and supplies...............................     17,666       16,667
Work in process......................................      9,729        7,635
Finished goods.......................................     59,707       59,541
                                                        --------     --------
                                                        $143,056     $175,667
                                                        ========     ========

(5) EQUITY INVESTMENT--

   The Occidental Contributed Business has a fifty percent interest in PD Glycol, a partnership which manufactures ethylene oxide and ethylene glycol derivatives at its plant in Beaumont, Texas. The investment, which is accounted for on the equity method, exceeded the historical underlying equity in net assets by approximately $43 million at December 31, 1997 and $44 million at December 31, 1996. The excess is being amortized into income over the estimated total productive life of the plant.

(6) PROPERTY, PLANT AND EQUIPMENT--

   Property additions and major renewals and improvements are capitalized at cost. Property acquired under a capital lease has been capitalized at the present value of future minimum lease payments. Depreciation is primarily provided using the units-of-production method based on estimated total productive life.

                        OCCIDENTAL CONTRIBUTED BUSINESS

                        December 31, 1997, 1996 and 1995


   Interest costs incurred in connection with major capital expenditures are capitalized and amortized over the lives of the related assets. Capitalized interest is calculated based on the average borrowing rate of Occidental. The amount of interest capitalized was $637,000 and $639,000 for the years ended December 31, 1997 and 1996, respectively.

   Property, plant and equipment consists of the following (in thousands):

                                                      December 31,  December 31,
                                                          1997          1996
                                                      ------------  ------------
Land and land improvements........................... $    81,752    $   82,164
Buildings............................................      37,906        37,870
Machinery and equipment..............................   2,420,446     2,400,202
Property acquired under capital lease................     350,000       350,000
Construction in progress.............................      46,273        39,561
                                                      -----------    ----------
                                                        2,936,377     2,909,797
Accumulated depreciation and amortization............  (1,105,931)     (995,963)
                                                      -----------    ----------
Property, plant and equipment, net................... $ 1,830,446    $1,913,834
                                                      ===========    ==========

   Included above is $103.9 million and $106.4 million as of December 31, 1997 and 1996, respectively, of net property, plant and equipment that was retained by Occidental and will be leased to Equistar under the terms of the agreement dated May 15, 1998.

(7) OTHER ASSETS--

   Other assets consist of the following (in thousands):

                                                       December 31, December 31,
                                                           1997         1996
                                                       ------------ ------------
Catalyst..............................................   $10,502      $10,923
Deferred start-up costs...............................     6,479        7,249
Prepaid pension costs.................................     6,558           --
Other.................................................     7,097        8,367
                                                         -------      -------
                                                         $30,636      $26,539
                                                         =======      =======

   Catalyst is amortized over estimated lives ranging from 18 months to 3 years. Deferred start-up costs are amortized over a period of 20 years. Other amortizable assets are written off to income over the estimated periods to be benefited.

   In April 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities" (SOP 98-5), which requires that costs of start-up activities, including organizational costs, be expensed as incurred. The initial application of the statement will result in a charge to income for any costs of start-up activities that have not yet been fully amortized. Occidental will implement SOP 98-5 effective January 1, 1999.

                        OCCIDENTAL CONTRIBUTED BUSINESS

                        December 31, 1997, 1996 and 1995


(8) ACCRUED LIABILITIES--

   Accrued liabilities consist of the following (in thousands):

                                                       December 31, December 31,
                                                           1997         1996
                                                       ------------ ------------
Turnaround maintenance................................   $15,356      $17,557
Property taxes and insurance..........................    25,396       24,206
Capital and purchase reserves.........................     4,319        5,517
Other.................................................     8,910       15,516
                                                         -------      -------
                                                         $53,981      $62,796
                                                         =======      =======

   Maintenance turnarounds are generally performed every 2 to 5 years. Occidental utilizes an accrual methodology under which it estimates the project cost of a turnaround and accrues the cost equally over the years between turnarounds. Total accruals relating to these future major maintenance projects were $41.2 million and $22.1 million as of December 31, 1997 and 1996, respectively, and were included in accrued liabilities as noted above and deferred credits and other liabilities in the accompanying Balance Sheets.

(9) NOTES PAYABLE TO AFFILIATES--

   The financial statements of the Occidental Contributed Business include several notes payable to Occidental and an affiliate. Accrued interest on these notes is settled annually through and is included in invested capital at rates ranging between 6 and 11 percent. Interest expense on notes payable to affiliates was $93.4 million, $105.8 million and $137.1 million for the years ended December 31, 1997, 1996 and 1995.

   Principal amounts of the notes payable to an affiliate totaling $63.9 million are due on December 31, 1998. As the amounts will be settled either through invested capital or another note payable to the affiliate, no notes payable to affiliates have been classified as current in the accompanying Balance Sheets.

(10) RETIREMENT PLANS AND POSTRETIREMENT BENEFITS--

   The Occidental Contributed Business participates in various defined contribution retirement plans sponsored by Occidental for its salaried, domestic union and nonunion hourly employees that provide for periodic contributions by the Occidental Contributed Business based on plan-specific criteria, such as base pay, age level, and/or employee contributions. The Occidental Contributed Business contributed and expensed approximately $6 million under the provisions of these plans in each of the years 1997, 1996 and 1995.

   Occidental provides medical and dental benefits and life insurance coverage for certain active, retired and disabled employees and their eligible dependents. Beginning in 1993, certain salaried participants pay for all medical cost increases in excess of increases in the Consumer Price Index
(CPI). The benefits generally are funded by Occidental as the benefits are paid during the year. The cost of providing these benefits is based on claims filed and insurance premiums paid for the period.

   The Occidental Contributed Business' retirement and postretirement defined benefit plans are accrued based on various assumptions and discount rates, as described below. The actuarial assumptions used could change in the near term as a result of changes in expected future trends and other factors which, depending on the nature of the changes, could cause increases or decreases in the liabilities accrued.

 Retirement plans--

   Pension costs for the Occidental Contributed Business' defined benefit pension plans, determined by independent actuarial valuations, are funded by payments to trust funds, which are administered by independent

                        OCCIDENTAL CONTRIBUTED BUSINESS

                        December 31, 1997, 1996 and 1995

trustees. The components of net pension cost for employees of the Occidental Contributed Business for the years ended December 31 were as follows (in thousands):

                                                      1997     1996     1995
                                                     -------  -------  -------
Service cost--benefits earned during the period..... $   135  $   140  $   121
Interest cost on projected benefit obligation.......   3,154    3,037    2,647
Actual return on plan assets........................  (8,243)  (5,116)  (5,066)
Net amortization and deferral.......................   5,889    3,251    3,746
                                                     -------  -------  -------
  Net pension cost.................................. $   935  $ 1,312  $ 1,448
                                                     =======  =======  =======

   In 1997 and 1996, the Occidental Contributed Business recorded an adjustment to invested capital of $4.2 million and $1.0 million, respectively, to reflect the net-of-tax difference between the additional liability required under pension accounting provisions and the corresponding intangible asset.

   The following table sets forth the defined benefit plans funded status and amounts recognized in the Occidental Contributed Business Balance Sheets at December 31 (in thousands):

                                              Assets Exceed    Accumulated
                                               Accumulated       Benefits
                                                Benefits      Exceed Assets
                                             ---------------- ---------------
                                              1997     1996    1997    1996
                                             -------  ------- ------  -------
Present value of the estimated pension
 benefits to be paid in the future:
  Vested benefits........................... $33,309  $    -- $5,109  $36,583
  Nonvested benefits........................   5,459       --    334    6,096
                                             -------  ------- ------  -------
Total projected benefit obligations.........  38,768       --  5,443   42,679
Plan assets at fair value...................  41,769       --  5,067   37,635
                                             -------  ------- ------  -------
Projected benefit obligation in excess of
 (less than) plan assets.................... $(3,001) $    -- $  376  $ 5,044
                                             =======  ======= ======  =======
Projected benefit obligation in excess of
 (less than) plan assets.................... $(3,001) $    -- $  376  $ 5,044
Unrecognized prior service cost.............      --       --   (489)    (767)
Unrecognized net loss.......................  (2,324)      --   (519)  (7,098)
Additional minimum liability(a).............      --       --  1,008    7,865
                                             -------  ------- ------  -------
  Pension liability (asset)................. $(5,325) $    -- $  376  $ 5,044
                                             =======  ======= ======  =======

--------
(a) A related amount up to the limit allowable under SFAS No. 87 "Employers' Accounting for Pensions" has been included in other assets. Amounts exceeding such limits have been charged to invested capital.

   The discount rate used in determining the actuarial present value of the projected benefit obligations was 7.5 percent in 1997 and 1996. The rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligations was between 4.5 and 5.5 percent in 1997 and 1996. The expected long-term rate of return on assets was 8 percent in 1997 and 1996.

 Postretirement benefits--

   To reflect the Occidental Contributed Business' participation in the Occidental plan, the net periodic postretirement benefit costs and the postretirement benefit obligations are based on an allocation of the Occidental actuarial study using participant counts and demographic information for the Occidental Contributed Business for each of the years presented in the tables below.

   The postretirement benefit obligation as of December 31, 1997 was determined by application of the terms of medical and dental benefits and life insurance coverage, including the effect of established maximums on

                        OCCIDENTAL CONTRIBUTED BUSINESS

                        December 31, 1997, 1996 and 1995

covered costs, together with relevant actuarial assumptions and health care cost trend rates projected at a CPI increase of 3 percent in 1997 (except for union employees). For union employees, the health care cost trend rates were projected at annual rates ranging ratably from 8.5 percent in 1997 to 5 percent through the year 2004 and level thereafter. The effect of a one percent annual increase in these assumed cost trend rates would increase the accumulated postretirement benefit obligation by approximately $800,000 and the annual service and interest costs by approximately $100,000 in 1997. The weighted average discount rate used in determining the accumulated postretirement benefit obligation as of December 31, 1997 was 7.5 percent. The plans are unfunded.

   The following table sets forth the postretirement plans' combined status, reconciled with the amounts included in the accompanying Balance Sheets in deferred credits and other liabilities at December 31 (in thousands):

                                                                  1997    1996
                                                                 ------- -------
Accumulated postretirement benefit obligation:
  Retirees...................................................... $ 5,751 $ 6,377
  Fully eligible active plan participants.......................   4,970   5,012
  Other active plan participants................................   7,658   7,516
                                                                 ------- -------
Total accumulated postretirement benefit obligation.............  18,379  18,905
  Unrecognized net gain (loss)..................................   1,725    (202)
                                                                 ------- -------
    Allocated accrued postretirement benefit cost............... $20,104 $18,703
                                                                 ======= =======

   Allocated net periodic postretirement benefit cost for the employees of the Occidental Contributed Business for the years ended December 31, 1997, 1996 and 1995 included the following components (in thousands):

                                                            1997   1996   1995
                                                           ------ ------ ------
Service cost-benefits attributed to service during the
 period................................................... $  741 $  697 $  678
Interest cost on accumulated postretirement benefit
 obligation...............................................  1,391  1,422  1,396
Net amortization and deferral.............................     --     --     39
                                                           ------ ------ ------
  Allocated net periodic postretirement benefit cost...... $2,132 $2,119 $2,113
                                                           ====== ====== ======

   Under terms of the Equistar agreement, Occidental will retain liabilities related to retirees as of May 15, 1998.

(11) LEASE COMMITMENTS--

   At December 31, 1997, future net minimum lease payments for capital and operating leases are as follows (in thousands):

                                                             Capital   Operating
                                                             --------  ---------
1998........................................................ $ 13,179   $16,115
1999........................................................   13,179     5,986
2000........................................................  208,286     5,339
2001........................................................       --     4,886
2002........................................................       --     3,765
Thereafter..................................................       --    22,535
                                                             --------   -------
Total minimum lease payments................................  234,644   $58,626
                                                                        =======
Imputed interest............................................  (29,644)
                                                             --------
Present value of net minimum lease payments................. $205,000
                                                             ========

                        OCCIDENTAL CONTRIBUTED BUSINESS

                        December 31, 1997, 1996 and 1995

   Rental expense for operating leases, excluding leases with terms of one year or less, was approximately $17 million, $17 million and $18 million for the years ended December 31, 1997, 1996 and 1995, respectively.

(12) COMMITMENTS AND CONTINGENCIES--

   OCHC has been named as defendant or as potentially responsible party with regard to the Occidental Contributed Business in a number of lawsuits, claims and proceedings, including governmental proceedings under the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA) and corresponding state acts. These governmental proceedings seek funding, remediation and, in some cases, compensation for alleged property damage, punitive damages and civil penalties, aggregating substantial amounts. OCHC is usually one of many companies in these proceedings, and has to date been successful in sharing response costs with other financially sound companies. OCHC has accrued reserves with regard to the Occidental Contributed Business at the most likely cost to be incurred in those proceedings where it is probable that OCHC will incur remediation costs which can be reasonably estimated.

   It is impossible at this time to determine the ultimate liabilities that OCHC may incur with regard to the Occidental Contributed Business resulting from the foregoing lawsuits, claims and proceedings. Certain of these matters may involve substantial amounts, and if these were to be ultimately resolved unfavorably to the full amount of their maximum potential exposure, an event not currently anticipated, it is possible that such an event could have a material adverse effect upon the financial position or results of operations of the Occidental Contributed Business. However, in management's opinion, after taking into account reserves and indemnities, it is unlikely that any of the foregoing matters will have a material adverse effect upon the financial position or results of operations of the Occidental Contributed Business.

   Under the terms of the agreement with Equistar, Occidental has agreed to indemnify Equistar for any present or future contingent liabilities arising within a seven year period after May 15, 1998 which are attributable to the Occidental Contributed Business's operations prior to May 15, 1998 in excess of $7 million.

   The Occidental Contributed Business has certain other commitments to purchase electrical power, raw materials and other potential obligations, all in the ordinary course of business.

(13) SUBSEQUENT EVENT--

   On January 11, 1999, CITGO Petroleum Corporation (CITGO) initiated a legal action against Occidental Chemical Corporation (OCC) in the United States District Court for the Northern District of Oklahoma seeking compensatory and exemplary damages in an unspecified amount. It alleges that OCC breached the provisions of a Plant Site Right of First Refusal Agreement pertaining to the Lake Charles plant dated August 31, 1983, between CITGO and Cities Service Oil and Gas Corporation, predecessor in interest to OCC. It is impossible at this time to determine any ultimate legal liabilities that may arise from this lawsuit. The CITGO complaint was not filed against Equistar and seeks only money damages from OCC. In management's opinion, the lawsuit is not likely to have a material adverse effect upon the financial position of the Occidental Contributed Business.

                           LYONDELL CHEMICAL COMPANY

                     CONSOLIDATED BALANCE SHEET (UNAUDITED)

                                                                          June 30,
Millions of dollars, except par value data                                  1999
------------------------------------------                                --------
ASSETS
Current assets:
  Cash and cash equivalents..............................................  $  204
  Accounts receivable, net...............................................     547
  Inventories............................................................     507
  Prepaid expenses and other current assets..............................      25
                                                                           ------
    Total current assets.................................................   1,283
                                                                           ------
Property, plant and equipment, net.......................................   4,385
Investment and long-term receivables:
  Investment in Equistar Chemicals, LP...................................     649
  Receivable from LYONDELL-CITGO Refining LP.............................     255
  Investment in LYONDELL-CITGO Refining LP...............................      43
  Other investments and long-term receivables............................     123
Goodwill, net............................................................   1,434
Deferred charges and other assets........................................     846
                                                                           ------
Total assets.............................................................  $9,018
                                                                           ======
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable.......................................................  $  246
  Current maturities of long-term debt...................................      21
  Other accrued liabilities..............................................     337
                                                                           ------
    Total current liabilities............................................     604
                                                                           ------
Long-term debt, less current maturities..................................   6,261
Other liabilities and deferred credits...................................     384
Deferred income taxes....................................................     413
Commitments and contingencies
Minority interest........................................................     192
Stockholders' equity:
  Preferred stock, $.01 par value, 80,000,000 shares authorized, none
   outstanding...........................................................      --
  Common stock, $1.00 par value, 250,000,000 shares authorized,
   120,250,000 issued....................................................     120
  Additional paid-in capital.............................................     854
  Retained earnings......................................................     303
  Accumulated other comprehensive loss...................................     (35)
  Treasury stock, at cost, 2,758,580 shares..............................     (78)
                                                                           ------
    Total stockholders' equity...........................................   1,164
                                                                           ------
Total liabilities and stockholders' equity...............................  $9,018
                                                                           ======

                    See Notes to Consolidated Balance Sheet.

                           LYONDELL CHEMICAL COMPANY

                NOTES TO CONSOLIDATED BALANCE SHEET (UNAUDITED)

1. Basis of Preparation

   The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Rule 10-01 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments, consisting only of normal, recurring adjustments considered necessary for a fair presentation, have been included. For further information, refer to the Consolidated Financial Statements and notes thereto for the year ended December 31, 1998 included in the Lyondell Chemical Company ("Company" or "Lyondell") 1998 Annual Report on Form 10-K pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 which has been filed with the Securities and Exchange Commission.

2. Company Operations

   During the third quarter 1998, Lyondell acquired ARCO Chemical (the "Acquired Business" or the "Acquisition"), the world's largest producer of propylene oxide ("PO") and a leading worldwide producer and marketer of polyether polyols, propylene glycol ("PG"), propylene glycol ethers ("PGE"), toluene diisocyanate ("TDI"), styrene monomer ("SM") and methyl tertiary butyl ether ("MTBE"). The Acquired Business is reported as the intermediate chemicals and derivatives segment.

   The Company's operations in the petrochemicals and polymers segments are conducted through its joint venture ownership interest in Equistar Chemicals, LP ("Equistar"). The balance sheet of Lyondell at June 30, 1999 and notes thereto is presented because Lyondell guarantees to Equistar certain obligations of Lyondell's subsidiary that serves as a general partner of Equistar (see Note 3).

   Equistar's petrochemicals segment consists of: olefins, including ethylene, propylene, butadiene, butylenes and specialty products; aromatics, including benzene and toluene; oxygenated chemicals, including ethylene oxide and derivatives, MTBE, ethyl alcohol and diethyl ether; and specialty chemicals, including refinery blending stocks.

   Equistar's polymers segment consists of: polyolefins, including high density polyethylene ("HDPE"), low density polyethylene ("LDPE"), linear low density polyethylene ("LLDPE") and polypropylene; and performance polymers products, including color concentrates and compounds, wire and cable resins and compounds; adhesive resins; and fine powders. The color concentrates and compounds business was sold on April 30, 1999.

   The Company's operations in the refining segment are conducted through its joint venture ownership interest in LYONDELL-CITGO Refining LP ("LCR") (see
Note 4). This segment consists of: refined petroleum products, including conventional and reformulated gasoline, low sulfur diesel and jet fuel; aromatics produced at LCR's full-conversion Houston, Texas refinery (the "Refinery"), including benzene, toluene, paraxylene and orthoxylene; lubricants, including industrial lubricants, motor oils, white oils, process oils and base oils; carbon black oil; sulfur; residual oil; petroleum coke fuel; olefins feedstocks; and crude oil resales. LCR sells its principal refined products to the Company's joint venture partner in LCR, CITGO Petroleum Corporation ("CITGO").

   The Company has additional operations conducted through its joint venture ownership interest in Lyondell Methanol Company, L.P. ("LMC"). These operations consist of methanol and other petrochemical products produced by its methanol facility.

                           LYONDELL CHEMICAL COMPANY

3. Equity Interest in Equistar Chemicals, LP

   Equistar was formed on December 1, 1997 as a joint venture between the Company and Millennium Chemicals Inc. ("Millennium"), to own and operate the businesses contributed by the partners. Lyondell contributed substantially all of the assets comprising its petrochemicals and polymers business segments, while Millennium contributed substantially all of the assets comprising its polyethylene and related products, performance polymers and ethyl alcohol businesses, which had been held in Millennium Petrochemicals, Inc., a wholly-owned subsidiary of Millennium. On May 15, 1998, the ethylene, propylene and ethylene oxide and derivatives businesses of Occidental Chemical Corporation (the "Occidental Contributed Business"), a subsidiary of Occidental Petroleum Corporation ("Occidental"), were contributed to Equistar. The joint venture is structured as a Delaware limited partnership owned by subsidiaries of the Company, Millennium and Occidental (the "Partners").

   Lyondell currently has a 41.0 percent joint venture ownership interest in Equistar, while Millennium and Occidental each have 29.5 percent. Prior to the addition of Occidental as a partner on May 15, 1998, the Company had a 57.0 percent joint venture ownership interest, while Millennium had 43.0 percent. Because the Partners jointly control certain management decisions, Lyondell accounts for its investment in Equistar using the equity method of accounting.

   A subsidiary of the Company, Lyondell Petrochemical G.P. Inc. ("General Partner") holds a 0.82% general partner interest in Equistar.

   The General Partner has no independent operations of its own and certain of its obligations as general partner have, under an agreement signed between the Company and Equistar, been guaranteed by the Company. Accordingly, the balance sheet of the Company, as guarantor of certain of the General Partner's obligations, is presented at June 30, 1999. The General Partner had assets consisting of its investment in Equistar of ($9) and invested capital, after intercompany balances, of $9. The credit balance in the investment account is due to the fact that the initial contribution of assets to Equistar was made by Lyondell Petrochemical L.P. Inc. ("Limited Partner") and not allocated between the General Partner and the Limited Partner. The investment account on the General Partner's books reflects their proportionate share of income and distributions from Equistar.

   Summarized financial information for Equistar is as follows as of June 30, 1999:

      Millions of dollars
      -------------------
      BALANCE SHEET
      Total current assets.............................................. $1,125
      Property, plant and equipment, net................................  4,030
      Goodwill, net.....................................................  1,135
      Deferred charges and other assets.................................    312
                                                                         ------
      Total assets...................................................... $6,602
                                                                         ======
      Current maturities of long-term debt.............................. $   42
      Other current liabilities.........................................    490
      Long-term debt, less current maturities...........................  2,169
      Other liabilities and deferred credits............................     93
      Partners' capital.................................................  3,808
                                                                         ------
      Total liabilities and partners' capital........................... $6,602
                                                                         ======

                           LYONDELL CHEMICAL COMPANY

4. Equity Interest in LYONDELL-CITGO Refining LP

   In July 1993, LCR was formed to own and operate the Company's refining business. LCR is structured as a Delaware limited partnership (formerly a Texas limited liability company) owned by subsidiaries of the Company and CITGO. The participation interests are currently 58.75 percent and 41.25 percent for the Company and CITGO, respectively. Net income before depreciation expense for the period is allocated to LCR's owners based upon participation interests. Depreciation expense is allocated to the owners based upon contributed assets.

   Summarized financial information for LCR is as follows as of June 30, 1999:

      Millions of dollars
      -------------------
      BALANCE SHEET
      Total current assets.............................................. $  230
      Property, plant and equipment, net................................  1,357
      Deferred charges and other assets.................................     65
                                                                         ------
      Total assets...................................................... $1,652
                                                                         ======
      Total current liabilities......................................... $  228
      Long-term debt....................................................    758
      Other liabilities and deferred credits............................     73
      Partners' capital.................................................    593
                                                                         ------
      Total liabilities and partners' capital........................... $1,652
                                                                         ======

5. Inventories

   The components of inventories consisted of the following as of June 30, 1999:

      Millions of dollars
      -------------------
      Finished goods....................................................... $428
      Work-in-process......................................................   15
      Raw materials........................................................   25
      Materials and supplies...............................................   39
                                                                            ----
        Total inventories.................................................. $507
                                                                            ====

6. Property, Plant and Equipment, Net

   The components of property, plant and equipment, at cost, and the related accumulated depreciation consisted of the following as of June 30, 1999:

      Millions of dollars
      -------------------
      Land.............................................................. $   12
      Manufacturing facilities and equipment............................  4,193
      Construction in progress..........................................    309
                                                                         ------
        Total property, plant and equipment.............................  4,514
      Less accumulated depreciation.....................................    129
                                                                         ------
        Property, plant and equipment, net.............................. $4,385
                                                                         ======

                           LYONDELL CHEMICAL COMPANY

7. Long-Term Debt

   During May 1999, Lyondell amended its $7 billion Credit Facility. The Credit Facility amendments provided the lenders with additional collateral, re-priced the existing loans to reflect then market rates and revised certain financial covenants. Also in May 1999, Lyondell issued 40.25 million shares of common stock, receiving net proceeds of $736 million. Lyondell also issued $500 million of senior subordinated notes and $1.9 billion of senior secured notes (collectively, the "New Notes"). Lyondell borrowed additional amounts under the amended Credit Facility through the Credit Facility's new $850 million, seven-year Term Loan E and the Credit Facility's new $150 million Term Loan F, maturing December 31, 2003. Lyondell used the proceeds to retire the $1.25 billion principal amount of Term Loan C, maturing June 30, 1999, and the $2 billion principal of Term Loan D, maturing June 30, 2000, and to partially repay principal under Term Loans A and B under the Credit Facility.

   The amended Credit Facility requires Lyondell to issue $470 million of subordinated notes (or more junior securities) by June 2002. The requirement to issue $470 million of subordinated notes will be reduced by $2 for each $1 of equity securities issued by Lyondell, and will be eliminated if Lyondell achieves either (1) a specified total debt to adjusted EBITDA ratio, as defined, or (2) a specified credit rating for its senior unsecured debt.

   Under the covenant provisions of the amended Credit Facility, Lyondell has agreed to, among other things, (i) maintain certain specified financial ratios and consolidated net worth (as defined in the Credit facility), (ii) refrain from making certain distributions with respect to Lyondell's capital stock,
(iii) refrain from making certain investments, as defined, (iv) refrain from allowing its subsidiaries to incur certain types and amounts of debt, and (v) use its best efforts to maintain certain ownership interests in its joint ventures and to ensure that the joint ventures maintain certain capital expenditure and debt levels and cash distribution policies.

   The indentures under which the "New Notes" were issued contain covenants that restrict the ability of Lyondell and its subsidiaries to (i) incur additional debt or issue subsidiary preferred stock, (ii) increase dividends on Lyondell capital stock, (iii) redeem or repurchase capital stock or repurchase subordinated debt, (iv) engage in transactions with affiliates, except on an arms-length basis, (v) create liens or engage in sale and leaseback transactions, (vi) make some types of investments and sell assets, and (vii) consolidate or merge with, or sell substantially all of its assets to, another person. Some of the covenants will no longer apply if the notes achieve specified credit ratings. The notes are unconditionally guaranteed by certain Lyondell subsidiaries.

                           LYONDELL CHEMICAL COMPANY

   Long-term debt at June 30, 1999 consisted of the following:

   Millions of dollars
   -------------------
   Term Loan A.......................................................... $1,095
   Term Loan B..........................................................  1,161
   Term Loan E..........................................................    847
   Term Loan F..........................................................    150
   Senior Secured Notes, Series A due 2007, 9.625%......................    900
   Senior Secured Notes, Series B due 2007, 9.875%......................  1,000
   Senior Subordinated Notes due 2009, 10.875%..........................    500
   Debentures due 2000, 9.9%............................................    200
   Debentures due 2005, 9.375%..........................................    100
   Debentures due 2010, 10.25%..........................................    100
   Debentures due 2020, 9.8%............................................    224
   Other................................................................      5
                                                                         ------
     Total long-term debt...............................................  6,282
   Less current maturities..............................................     21
                                                                         ------
     Long-term debt, net................................................ $6,261
                                                                         ======

   The Term Loans currently bear interest at the following rates: (i) Term Loan A--LIBOR plus 3.25%; (ii) Term Loan B--LIBOR plus 3.75%; (iii) Term Loan E-- LIBOR plus 3.875%; and (iv) Term Loan F--LIBOR plus 3.5%.

8. Commitments and Contingencies

   The Company has commitments, including those related to capital expenditures, all made in the normal course of business. During August 1998, as contemplated at the time of the Acquisition, Lyondell announced the delay of construction of a PO plant, known as PO-11, that ARCO Chemical had previously scheduled for startup in late 2001. As part of the delay, the Company is negotiating the cancellation of the related lump-sum contract for the engineering, procurement and construction of the PO-11 plant. The Company recorded estimated liabilities for penalties and cancellation charges related to the cancellation of the lump-sum contract and related commitments at the time of the Acquisition.

   The Acquired Business is party to a long-term supply arrangement for TDI. Under the arrangement, the Company is entitled to all of the TDI output of the supplier's two plants in France, which have a combined rated capacity of approximately 264 million pounds per year. The Company is required to purchase a minimum of 216 million pounds of TDI per year for up to 15 years, beginning January 1, 1995. The aggregate purchase price is a combination of plant cost and market price. The Company is further obligated to pay additional capacity reservation fees based upon plant output factors.

   Crude Supply Agreement--LCR has a long-term crude supply agreement ("Crude Supply Agreement") with Lagoven, S.A., now known as PDVSA Petroleo y Gas, S.A. ("PDVSA Oil"), an affiliate of CITGO. Under the Crude Supply Agreement, LCR is required to purchase, and PDVSA Oil is required to sell, up to 230,000 barrels per day of extra heavy Venezuelan crude oil. PDVSA Oil has the right, but not the obligation, to supply incremental amounts above 230,000 barrels per day. Depending upon market conditions, breach or termination of LCR's Crude Supply Agreement could adversely affect LCR, and therefore, the Company. In the

                           LYONDELL CHEMICAL COMPANY
event of certain force majeure conditions, including governmental or other actions restricting or otherwise limiting PDVSA Oil's ability to perform its obligations, LCR would seek alternative crude supply arrangements. Any such alternative arrangements may not be as beneficial as the Crude Supply Agreement. There can be no assurance that alternative crude oils with similar margins would be available for purchase by LCR. Furthermore, the breach or termination of the Crude Supply Agreement would require LCR to return to the practice of purchasing all or a portion of its crude oil feedstocks in the merchant market and would again subject LCR to significant volatility and price fluctuations.

   In late April 1998, LCR received notification from PDVSA Oil of reduced delivery of crude oil related to announced OPEC production cuts. LCR began receiving the reduced allocation of crude oil from PDVSA Oil in August 1998. Following the March 1999 OPEC agreement to limit production, LCR was advised by PDVSA Oil in May 1999 of a further reduction in the allocation of crude oil supplied under the Crude Supply Agreement.

   Cross Indemnity Agreement--In connection with the transfer of assets and liabilities from Atlantic Richfield Company ("ARCO") to the Company in 1988, the Company agreed to assume certain liabilities arising out of the operation of the Company's integrated petrochemicals and refining business prior to July 1, 1988. In connection with the transfer of such liabilities, the Company and ARCO entered into an agreement, updated in 1997 ("Revised Cross-Indemnity Agreement"), whereby the Company agreed to defend and indemnify ARCO against certain uninsured claims and liabilities which ARCO may incur relating to the operation of the business of the Company prior to July 1, 1988, including certain liabilities which may arise out of pending and future lawsuits. For current and future cases related to Company products and Company operations, ARCO and the Company bear a proportionate share of judgment and settlement costs according to a formula that allocates responsibility based upon years of ownership during the relevant time period. The party with the more significant potential liability exposure is responsible for case management and associated costs while allowing the non-case managing party to protect its interests. Under the Revised Cross-Indemnity Agreement, the Company will assume responsibility for its proportionate share of future costs for waste site matters not covered by ARCO insurance. Subject to the uncertainty inherent in all litigation, management believes the resolution of the matters pursuant to the Revised Cross-Indemnity Agreement will not have a material adverse effect upon the Consolidated Financial Statements of the Company.

   In connection with the Acquisition, the Company succeeded, indirectly, to a cross indemnity agreement with ARCO whereby ARCO Chemical indemnified ARCO against certain claims or liabilities that ARCO may incur relating to ARCO's former ownership and operation of the businesses of ARCO Chemical ("Former ARCO Businesses"), including liabilities under laws relating to the protection of the environment and the workplace, and liabilities arising out of certain litigation. As part of the agreement, ARCO indemnified ARCO Chemical with respect to claims or liabilities and other matters of litigation not related to the Former ARCO Businesses. ARCO also indemnified ARCO Chemical for certain federal, foreign, state, and local taxes that might be assessed upon audit of the operations of the Former ARCO Businesses for periods prior to July 1, 1987.

   Indemnification Arrangements Relating to Equistar--Lyondell, Millennium and Occidental have each agreed to provide certain indemnifications to Equistar with respect to the petrochemicals and polymers businesses contributed by the Partners. In addition, Equistar agreed to assume third party claims that are related to certain pre-closing contingent liabilities asserted prior to December 1, 2004 for Lyondell and Millennium, and May 15, 2005 for Occidental, to the extent the aggregate thereof does not exceed $7 million to each Partner, subject to certain terms of the respective Asset Contribution Agreements. From inception through June 30, 1999, Equistar expensed approximately $3 million under the $7 million indemnification basket with respect to the business contributed by Lyondell.

                           LYONDELL CHEMICAL COMPANY

   Environmental--The Company's policy is to be in compliance with all applicable environmental laws. The Company is subject to extensive environmental laws and regulations concerning emissions to the air, discharges to surface and subsurface waters and the generation, handling, storage, transportation, treatment and disposal of waste materials. Some of these laws and regulations are subject to varying and conflicting interpretations. In addition, the Company cannot accurately predict future developments, such as increasingly strict environmental laws and inspection and enforcement policies, as well as higher compliance costs arising therefrom, which might affect the handling, manufacture, use, emission or disposal of products, other materials or hazardous and non-hazardous waste.

   Pursuant to the terms of the Revised Cross-Indemnity Agreement, the Company is currently contributing funds to the clean up of one waste site (Brio, located near Houston, Texas) under the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") as amended and the Superfund Amendments and Reauthorization Act of 1986. The Company is also subject to certain assessment and remedial actions at the Refinery under the Resource Conservation and Recovery Act ("RCRA"). In addition, the Company has negotiated an order with the Texas Natural Resource Conservation Commission ("TNRCC") for assessment and remediation of groundwater and soil contamination at the Refinery.

   As of June 30, 1999, the Company has accrued $8 million related to future CERCLA, RCRA and TNRCC assessment and remediation costs associated with the above mentioned sites. The costs are expected to be incurred over the next two to seven years. In the opinion of management, there is currently no material range of loss in excess of the amount recorded for these sites. However, it is possible that new information about the sites for which the reserve has been established, new technology or future developments such as involvement in other CERCLA, RCRA, TNRCC or other comparable state law investigations, could require the Company to reassess its potential exposure related to environmental matters.

   As part of the Acquisition, the Company assumed ARCO Chemical's environmental liability, which had a remaining balance of $36 million at June 30, 1999 and reflects the Company's latest assessment of potential future remediation costs associated with known ARCO Chemical sites. The liability is related to five current plant sites, one former plant site and one federal Superfund site for amounts ranging from $1 million to $18 million per site. Further, the Acquired Business is involved in administrative proceedings or lawsuits relating to a minimal number of other Superfund sites. The Company estimates however, based upon currently available information, that potential loss contingencies associated with these Superfund sites, individually and in the aggregate, are not significant. Substantially all amounts accrued are expected to be paid out over the next five to ten years.

   The Company has relied upon remedial investigation/feasibility studies ("RI/FS") at each site of the Acquired Business as a basis for estimating remediation costs at the site. RI/FS or preliminary assessments have been completed at most of the sites. However, selection of the remediation method and the cleanup standard to be applied are, in most cases, subject to approval by the appropriate government authority. Accordingly, the Company may have possible loss contingencies in excess of the amounts accrued to the extent the scope of remediation required, the final remediation method selected and/or the cleanup standard applied, vary from the assumptions used in estimating the liability. The Company estimates that the upper range of these possible loss contingencies should not exceed the amount accrued by more than $65 million.

   The extent of loss related to environmental matters ultimately depends upon a number of factors, including technological developments, changes in environmental laws, the number and ability to pay of other parties involved at a particular site and the Company's potential involvement in additional environmental assessments and cleanups. Based upon currently known facts, management believes that any remediation costs the Company may incur in excess of the amounts accrued or disclosed above would not have a material adverse impact on the Company's Consolidated Financial Statements.

                           LYONDELL CHEMICAL COMPANY

   MTBE--Certain federal and state legislative initiatives have sought either to rescind the oxygenate requirement for reformulated gasoline or to restrict the use of MTBE. At the state level, these initiatives include the recent affirmation by the California State Energy Commission of Governor Gray Davis' December 2002 deadline for the removal of MTBE from California gasoline supplies and approval of an MTBE phase out timetable. At the federal level, the blue ribbon panel appointed by the Environmental Protection Agency issued its report on July 27, 1999. That report recommended, among other things, reducing the use of MTBE in gasoline. Based on that report, the Environmental Protection Agency has recently indicated that it will recommend congress amend the Clean Air Act to reduce MTBE in reformulated gasoline. In addition, on August 9, 1999, the U.S. Senate passed a "Sense of the Senate" resolution calling for removal of MTBE from gasoline. These initiatives or other governmental actions could result in a significant reduction in the Company's MTBE sales. In addition, the Company has a take-or-pay contract with ARCO, which contributes significant pretax margin. If legislation is enacted or other governmental action taken, ARCO has indicated that it might attempt to invoke a force majeure provision in the contract in order to reduce the quantities of MTBE in purchases under, or to terminate, the contract. The Company would vigorously dispute such action.

   General--The Company is involved in various lawsuits and proceedings. Subject to the uncertainty inherent in all litigation, management believes the resolution of these proceedings will not have a material adverse effect upon the Consolidated Financial Statements of the Company.

   In the opinion of management, any liability arising from the matters discussed in this Note is not expected to have a material adverse effect on the Consolidated Financial Statements of the Company. However, the adverse resolution in any reporting period of one or more of these matters discussed in this Note could have a material impact on the Company's results of operations for that period without giving effect to contribution or indemnification obligations of co-defendants or others, or to the effect of any insurance coverage that may be available to offset the effects of any such award.

9. Stockholders' Equity

   Common Stock--In May 1999, Lyondell issued 40.25 million shares of common stock at $19 per share. The net proceeds of $736 million were credited to "Common stock" and "Additional paid in capital" in the Consolidated Balance Sheet. Common stock outstanding increased from 77.0 million shares at December 31, 1998 to 117.5 million shares at June 30, 1999.

10. Purchase of ARCO Chemical Company

   As of July 28, 1998, the Company completed its acquisition of ARCO Chemical. In connection with the Acquisition, the Company accrued liabilities for costs associated with the delay of construction of the PO-11 plant, vesting of certain key manager benefits pursuant to a change of control provision, severance costs for the involuntary termination of certain headquarters employees, and relocation costs for moving personnel to the Company's Houston headquarters. The liability totaled approximately $255 million at the date of acquisition. Through June 30, 1999, the Company had paid and charged approximately $140 million against the accrued liability.

                           LYONDELL CHEMICAL COMPANY

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholders and Board of Directors of Lyondell Chemical Company

   In our opinion, the accompanying consolidated balance sheet presents fairly, in all material respects, the financial position of Lyondell Chemical Company (formerly Lyondell Petrochemical Company) and its subsidiaries at December 31, 1998, in conformity with generally accepted accounting principles. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

PRICEWATERHOUSECOOPERS LLP

Houston, Texas
February 26, 1999

                           LYONDELL CHEMICAL COMPANY

                           CONSOLIDATED BALANCE SHEET

                               DECEMBER 31, 1998

Millions of dollars
-------------------
ASSETS
Current assets:
  Cash and cash equivalents............................................ $  233
  Accounts receivable:
    Trade, net.........................................................    473
    Related parties....................................................      6
  Inventories..........................................................    550
  Prepaid expenses and other current assets............................     64
                                                                        ------
      Total current assets.............................................  1,326
                                                                        ------
Property, plant and equipment, net.....................................  4,511
Investment in affiliates:
  Equistar Chemicals, LP...............................................    660
  LYONDELL-CITGO Refining LP...........................................     84
  Lyondell Methanol Company, L.P.......................................     50
Receivable from LYONDELL-CITGO Refining LP.............................    231
Other investments and long-term receivables............................     53
Goodwill, net..........................................................  1,430
Deferred charges and other assets......................................    880
                                                                        ------
Total assets........................................................... $9,225
                                                                        ======
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable:
    Trade.............................................................. $  252
    Related parties....................................................      1
  Current maturities of long-term debt.................................  1,603
  Other accrued liabilities............................................    481
                                                                        ------
      Total current liabilities........................................  2,337
                                                                        ------
Long-term debt, less current maturities................................  5,391
Other liabilities and deferred credits.................................    294
Deferred income taxes..................................................    413
Commitments and contingencies
Minority interest......................................................    216
Stockholders' equity:
  Preferred stock, $.01 par value, 80,000,000 shares authorized, none
   outstanding.........................................................     --
  Common stock, $1.00 par value, 250,000,000 shares authorized,
   80,000,000 issued...................................................     80
  Additional paid-in capital...........................................    158
  Retained earnings....................................................    387
  Accumulated other comprehensive income...............................     32
  Treasury stock, at cost, 2,978,203 shares............................    (83)
                                                                        ------
      Total stockholders' equity.......................................    574
                                                                        ------
Total liabilities and stockholders' equity............................. $9,225
                                                                        ======

                    See Notes to Consolidated Balance Sheet.

                           LYONDELL CHEMICAL COMPANY

                      NOTES TO CONSOLIDATED BALANCE SHEET

1. Description of the Company and Operations

   Lyondell Chemical Company ("Company" or "Lyondell"), formerly Lyondell Petrochemical Company, operates in the (i) intermediate chemicals and derivatives, (ii) petrochemicals, (iii) polymers, (iv) refining and (v) methanol businesses through its wholly owned subsidiary, ARCO Chemical Company ("ARCO Chemical" or "Acquired Business"), acquired by the Company as of July 28, 1998 (see Note 3), and through the Company's joint venture ownership interests in Equistar Chemicals, LP ("Equistar"), LYONDELL-CITGO Refining LP ("LCR"), formerly LYONDELL-CITGO Refining Company Ltd., and Lyondell Methanol Company, L.P. ("Lyondell Methanol").

   The Acquired Business, now named Lyondell Chemical Worldwide, Inc., is the world's largest producer of propylene oxide ("PO") and a leading worldwide producer and marketer of polyether polyols, propylene glycol, propylene glycol ethers, toluene diisocyanate ("TDI"), styrene monomer ("SM") and methyl tertiary butyl ether ("MTBE"). The Acquired Business is reported as the intermediate chemicals and derivatives segment.

   The Company's operations in the petrochemicals and polymers segments are conducted through its joint venture ownership interest in Equistar (see Note
4). The Company accounts for its investment in Equistar using the equity method of accounting. Prior to the formation of Equistar on December 1, 1997, the Company's assets and operations of the petrochemicals and polymers businesses were fully consolidated in the consolidated financial statements of the Company. The balance sheet of Lyondell at December 31, 1998 and notes thereto is presented because Lyondell guarantees to Equistar certain obligations of Lyondell's subsidiary that serves as a general partner of Equistar (see Note
4).

   Equistar's petrochemicals division consists of: olefins, including ethylene, propylene, butadiene, butylenes and specialty products; aromatics, including benzene and toluene; oxygenated chemicals, including ethylene oxide and derivatives, MTBE, ethyl alcohol and diethyl ether; and specialty chemicals, including refinery blending stocks.

   Equistar's polymers division consists of: polyolefins, including high density polyethylene ("HDPE"), low density polyethylene ("LDPE"), linear-low density polyethylene ("LLDPE") and polypropylene; and performance polymers products, including color concentrates and compounds, wire and cable resins and compounds, adhesive resins, and fine powders.

   The Company's operations in the refining segment are conducted through its joint venture ownership interest in LCR (see Note 5). This segment consists of: refined petroleum products, including conventional and reformulated gasoline, low sulfur diesel and jet fuel; aromatics produced at LCR's full-conversion Houston, Texas refinery ("Refinery"), including benzene, toluene, paraxylene and orthoxylene; lubricants, including industrial lubricants, motor oils, white oils, process oils and base oils; carbon black oil; sulfur; residual oil; petroleum coke fuel; olefins feedstocks; and crude oil resales. LCR sells its principal refined products to the Company's joint venture partner in LCR, CITGO Petroleum Corporation ("CITGO").

   The Company has additional operations conducted through its joint venture ownership interest in Lyondell Methanol (see Note 6). These operations consist of methanol and other petrochemical products produced by its methanol facility. Effective January 1, 1998, Lyondell began to account for its investment in Lyondell Methanol using the equity method of accounting. Prior to 1998, Lyondell Methanol's assets and operations were fully consolidated in the consolidated financial statements.

                           LYONDELL CHEMICAL COMPANY

2. Summary of Significant Accounting Policies

   Basis of Presentation--The 1998 Consolidated Balance Sheet includes the accounts of the Company and its subsidiaries, including the results of operations of the Acquired Business for the five months ended December 31, 1998. The Company's joint venture ownership interests in Equistar LCR, and Lyondell Methanol, are reported as equity investments and are not consolidated into the Company's financial statements. Additionally, the Company has an investment in a 50 percent owned affiliate that is accounted for using the equity method of accounting. All significant transactions between the entities of the Company have been eliminated from the Consolidated Balance Sheet.

   Equity Method of Accounting--Investments in joint ventures ("JVs") where the Company exerts a certain minimum level of management control, but lacks full decision making ability over all major issues, are accounted for using the equity method of accounting. Under those circumstances, this accounting treatment is used even though the Company's ownership percentage may exceed 50 percent. Under this method, the operations of the JVs are not consolidated line by line with those of the Company. Instead, the Company's portion of the JVs' net assets appears in the Consolidated Balance Sheet as "Investment in affiliates."

   Cash and Cash Equivalents--Cash equivalents consist of highly liquid debt instruments such as certificates of deposit, commercial paper and money market accounts purchased with an original maturity date of three months or less. Cash equivalents are stated at cost, which approximates fair value. The Company's policy is to invest cash in conservative, highly rated instruments and limit the amount of credit exposure to any one institution. The Company performs periodic evaluations of the relative credit standing of these financial institutions, which are considered in the Company's investment strategy.

   The Company has no requirements for compensating balances in a specific amount at a specific point in time. The Company does maintain compensating balances for some of its banking services and products. Such balances are maintained on an average basis and are solely at the Company's discretion. As a result, none of the Company's cash is restricted.

   Accounts Receivable--The Company sells its products primarily to other industrial concerns in the petrochemicals and refining industries. The Company performs ongoing credit evaluations of its customers' financial condition, and, in certain circumstances, requires letters of credit from them. The Company's allowance for doubtful accounts receivable, which is reflected in the Consolidated Balance Sheet as a reduction of accounts receivable, totaled $11 million at December 31, 1998.

   Property, Plant and Equipment--Property, plant and equipment are recorded at cost. Depreciation of manufacturing facilities and equipment is computed using the straight-line method over the estimated useful lives of the related assets ranging from 5 to 30 years.

   Upon retirement or sale, the Company removes the cost of the asset and the related accumulated depreciation from the accounts and reflects any resulting gain or loss in the Consolidated Statements of Income. The Company's policy is to capitalize interest cost incurred on debt during the construction of major projects exceeding one year.

   Turnaround Maintenance and Repair Expenses--Cost of repairs and maintenance incurred in connection with turnarounds of major units at the Company's manufacturing facilities exceeding $5 million are deferred and amortized using the straight-line method, until the next planned turnaround, generally four to six years.

                           LYONDELL CHEMICAL COMPANY

   Goodwill--Goodwill represents the excess of purchase price paid over the value assigned to the net tangible assets of a business acquired. This intangible asset is amortized over 40 years, the estimated useful life, using the straight-line method. See Long-Lived Asset Impairment below.

   Deferred Charges--Deferred charges are carried at cost and consist primarily of the value assigned to patents and licensed technology, capacity reservation fees and other long-term processing rights and costs. These assets are amortized using the straight-line method over their estimated useful lives or the term of the related agreement, if shorter.

   Environmental Remediation Costs--Expenditures related to investigation and remediation of contaminated sites, which include operating facilities and waste disposal sites, are accrued when it is probable a liability has been incurred and the amount of the liability can reasonably be estimated. Estimates have not been discounted to present value. Environmental remediation costs are expensed or capitalized in accordance with generally accepted accounting principles.

   Pension and Other Postretirement Benefit Plans--During 1998, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 132, Employers' Disclosures about Pensions and Other Retirement Benefits. The provisions of SFAS No. 132 revise employer disclosures about pension and other postretirement benefit plans. It does not change the measurement or recognition of these plans. SFAS No. 132 standardizes the disclosure requirements for these plans, to the extent practicable.

   Minority Interest--Minority interest in 1998 primarily represents the interest of third-party investors in a partnership that owns one of the Company's two domestic PO/SM plants. The Company retains a majority interest in the partnership.

   Exchanges--Crude oil and finished product exchange transactions, which involve homogeneous commodities in the same line of business and do not involve the payment or receipt of cash, are not accounted for as purchases and sales. Any resulting volumetric exchange balances are accounted for as inventory in accordance with the normal LIFO valuation policy.

   Income Taxes--Deferred income taxes result from temporary differences in the recognition of revenues and expenses for tax and financial reporting purposes and are calculated based upon cumulative book and tax differences in the Consolidated Balance Sheet in accordance with SFAS No. 109, Accounting for Income Taxes. Valuation allowances are provided against deferred tax assets which are not likely to be realized in full.

   Foreign Currency Translation--Where the local currency is the functional currency, the financial statements of international operations are translated into U.S. dollars using the exchange rate at each balance sheet date for assets and liabilities. Translation adjustments are recorded as a separate component of "Accumulated other comprehensive income" in the stockholders' equity section of the Consolidated Balance Sheet.

   Use of Estimates--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   Long-Lived Asset Impairment--In accordance with SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, the Company reviews its long-lived assets,

                           LYONDELL CHEMICAL COMPANY
including goodwill, for impairment on an exception basis whenever events or changes in circumstances indicate a potential loss in utility.

3. Purchase of ARCO Chemical Company

   As of July 28, 1998, the Company completed its acquisition of ARCO Chemical ("Acquisition"). The transaction was financed through a $7.0 billion Credit Facility (see Note 14). This Acquisition was accounted for using the purchase method of accounting. The acquisition cost of approximately $5.9 billion has been allocated to the assets acquired and liabilities assumed based upon the estimated fair value of such assets and liabilities at the date of acquisition. The Company is awaiting additional information related to the fair value of certain assets acquired and liabilities assumed. Management does not expect the finalization of these matters to have a material effect on the purchase price allocation. In connection with the acquisition, the Company accrued liabilities for costs associated with the delay of construction of the PO-11 plant, vesting of certain key manager benefits pursuant to a change of control provision, severance costs for the involuntary termination of certain headquarters employees, and relocation costs for moving personnel to the Company's Houston headquarters. The liability totaled $255 million at the date of acquisition. Through December 31, 1998, the Company had paid and charged approximately $132 million against the liability.

   Approximately $57 million, or less than one percent of the purchase price, was allocated to purchased in-process research and development. This included three projects valued at $29 million, $18 million and $10 million, respectively, representing two new product applications and one new process technology. The activities represented by these projects will be continued by the Company and the values assigned represent intangibles with no alternative future use. Accordingly, the Company wrote off the in-process research and development, recording a nonrecurring charge of $57 million in the third quarter 1998 (see Note 7). The excess of purchase price paid over the estimated fair value of net assets acquired was allocated to goodwill. The amount allocated to goodwill was approximately $1.4 billion and is being amortized, using the straight-line method, over 40 years, the estimated useful life.

   The fair value of the assets acquired and liabilities assumed, net of cash acquired, was as follows:

      Millions of dollars
      -------------------
      Current assets, net of cash acquired.............................. $1,133
      Property, plant and equipment.....................................  4,454
      Purchased in-process research and development.....................     57
      Goodwill..........................................................  1,445
      Deferred charges and other assets.................................  1,124
      Current liabilities...............................................   (599)
      Long-term debt....................................................   (952)
      Other liabilities and deferred credits............................   (793)
                                                                         ------
      Purchase price, net of cash acquired.............................. $5,869
                                                                         ======

4. Equity Interest in Equistar Chemicals, LP

   Equistar was formed on December 1, 1997 as a joint venture between the Company and Millennium Chemicals Inc. ("Millennium"), to own and operate the businesses contributed by the partners. Lyondell contributed substantially all of the assets comprising its petrochemicals and polymers business segments, while Millennium contributed substantially all of the assets comprising its polyethylene and related products, performance polymers and ethyl alcohol businesses, which had been held in Millennium Petrochemicals Inc., a wholly-owned subsidiary of Millennium. On May 15, 1998, the ethylene, propylene and ethylene oxide and derivatives businesses of Occidental Chemical Corporation, a subsidiary of Occidental Petroleum Corporation

                           LYONDELL CHEMICAL COMPANY

("Occidental"), were contributed to Equistar ("Occidental Contributed Business"). Equistar is operated as a Delaware limited partnership owned by subsidiaries of the Company, Millennium and Occidental ("Partners").

   Lyondell currently has a 41.0 percent joint venture ownership interest, while Millennium and Occidental each have 29.5 percent. Prior to the addition of Occidental as a partner on May 15, 1998, the Company had a 57.0 percent joint venture ownership interest, while Millennium had 43.0 percent. Because the Partners jointly control certain management decisions, Lyondell accounts for its investment in Equistar using the equity method of accounting.

   As noted above, a direct subsidiary of the Company, Lyondell Petrochemical G.P. Inc. ("General Partner") holds a 0.82% general partner interest in Equistar.

   The General Partner has no independent operations of its own and certain of its obligations as general partner have, under an agreement signed between the Company and Equistar, been guaranteed by the Company. Accordingly, the audited balance sheet of the Company, as guarantor of certain of the General Partner's obligations, is presented at December 31, 1998. The General Partner had assets consisting of its investment in Equistar of ($9) and invested capital, after intercompany balances, of $9. The credit balance in the investment account is due to the fact that the initial contribution of assets to Equistar was made by Lyondell Petrochemical L.P. Inc. ("Limited Partner") and not allocated between the General Partner and the Limited Partner. The investment account on the General Partner's books reflects their proportionate share of income and distributions from Equistar.

   Summarized financial information for Equistar is as follows as of December 31, 1998:

      Millions of dollars
      -------------------
      BALANCE SHEET
      Total current assets.............................................. $1,130
      Property, plant and equipment, net................................  4,075
      Goodwill, net.....................................................  1,151
      Deferred charges and other assets.................................    312
                                                                         ------
      Total assets...................................................... $6,668
                                                                         ======
      Current maturities of long-term debt.............................. $  150
      Other current liabilities.........................................    488
      Long-term debt, less current maturities...........................  1,865
      Capital lease obligations.........................................    205
      Other liabilities and deferred credits............................     75
      Partners' capital.................................................  3,885
                                                                         ------
      Total liabilities and partners' capital........................... $6,668
                                                                         ======

   At the formation of Equistar and adjusted for the addition of the Occidental Contributed Business on May 15, 1998, the difference between the Company's investment in Equistar and its underlying equity in Equistar's net assets was approximately $900 million. This difference is being accreted into income of the Company over 25 years using the straight-line method.

5. Equity Interest in LYONDELL-CITGO Refining LP

   In July 1993, LCR was formed to own and operate the Company's refining business. LCR is structured as a Delaware limited partnership (formerly a Texas limited liability company) owned by subsidiaries of the Company and CITGO. LCR completed a major upgrade project at the Refinery ("Upgrade Project") during the first quarter of 1997, which enabled the facility to process substantial additional volumes of extra heavy crude oil. As a result of the completion of the Upgrade Project, effective April 1, 1997, the participation interests changed to reflect CITGO's equity contribution to the Upgrade Project. The participation interests changed

                           LYONDELL CHEMICAL COMPANY
from approximately 86 percent and 14 percent for the Company and CITGO, respectively, and are currently 58.75 percent and 41.25 percent for the Company and CITGO, respectively. Net income before depreciation expense for the period is allocated to LCR's owners based upon participation interests. Depreciation expense is allocated to the owners based upon contributed assets.

   Pursuant to contractual arrangements and concurrent with the completion of the Upgrade Project, the authority and responsibility for certain management decisions previously decided by majority vote, and therefore controlled by the Company, changed to unanimous vote, resulting in joint control of LCR by Lyondell and CITGO. Consequently, effective January 1, 1997, the Company began to account for its investment in LCR using the equity method of accounting.

   Summarized financial information for LCR is as follows as of December 31, 1998. The results below include a restatement for a pricing adjustment between LCR and Lyondell recorded in 1996 and retroactive to 1993.

      Millions of dollars
      -------------------
      BALANCE SHEET
      Total current assets.............................................. $  197
      Property, plant and equipment, net................................  1,370
      Deferred charges and other assets.................................     70
                                                                         ------
      Total assets...................................................... $1,637
                                                                         ======
      Total current liabilities......................................... $  203
      Long-term debt....................................................    717
      Other liabilities and deferred credits............................     68
      Partners' capital.................................................    649
                                                                         ------
      Total liabilities and partners' capital........................... $1,637
                                                                         ======

   LCR has a long-term crude supply agreement ("Crude Supply Agreement") with Lagoven, S.A., now known as PDVSA Petroleo y Gas, S.A. ("PDVSA Oil"), an affiliate of CITGO. Under the Crude Supply Agreement, LCR is required to purchase, and PDVSA Oil is required to sell, up to 230,000 barrels per day of extra heavy Venezuelan crude oil. PDVSA Oil has the right, but not the obligation, to supply incremental amounts above 230,000 barrels per day. The Crude Supply Agreement incorporates formula prices to be paid by LCR for the crude oil supplied based on the market value of a slate of refined products deemed to be produced from each particular crude oil or feedstock, less: (i) certain deemed refining costs, adjustable for inflation and energy costs; (ii) certain actual costs; and (iii) a deemed margin, which varies according to the grade of crude oil or other feedstock delivered. Deemed margins and deemed costs are adjusted periodically. These adjustments are based upon inflation rates and energy costs, however, deemed margin adjustments can be less than the rate of inflation. Because deemed operating costs and the slate of refined products deemed to be produced for a given barrel of crude oil or other feedstock do not necessarily reflect the actual costs and yields in any period and also because the market value of the refined products used in the pricing formula does not necessarily reflect the actual price received for the refined products, the actual refining margin earned by LCR under the Crude Supply Agreement will vary depending upon, among other things, the efficiency with which LCR conducts its operations during such period.

   Despite the limitations discussed above, the Crude Supply Agreement reduces the volatility of earnings and cash flow of the refining operations of LCR irrespective of market fluctuations of either crude oil or refined products. Specifically, if the market value of refined products deemed to be produced from the Venezuelan crude oil increases, the deemed cost of crude oil to LCR will also increase. Alternatively, if the market value of refined products deemed to be produced from the Venezuelan crude oil decreases, the deemed cost of crude oil

                           LYONDELL CHEMICAL COMPANY
to LCR will also decrease. This results in relatively stable deemed margins, regardless of refined products market volatility. If the actual yields, costs or volumes, differ substantially from those contemplated by the Crude Supply Agreement, the benefits of this agreement to LCR could be substantially different than anticipated.

   In addition, under the terms of a long-term product sales agreement ("Products Agreement"), CITGO purchases substantially all of the refined products produced at the Refinery. Both PDVSA Oil and CITGO are direct or indirect, wholly-owned subsidiaries of Petroleos de Venezuela, S.A., the national oil company of the Republic of Venezuela.

   Under the terms of the Limited Partnership Agreement of LYONDELL-CITGO Refining LP, CITGO has a one-time option to increase its participation interest in LCR up to 50 percent by making an additional equity contribution after January 1, 2000, but not later than September 30, 2000.

6. Equity Interest in Lyondell Methanol Company, L.P.

   Lyondell Methanol was formed in December 1996 by the Company and MCN Investment Corporation ("MCNIC") to own and operate the methanol facility at the Company's Channelview, Texas facility. At formation, the Company sold an undivided 25 percent interest in the facility to MCNIC, creating Lyondell Methanol, a Texas limited partnership owned by subsidiaries of the Company and MCNIC. The Company owns the remaining 75 percent interest and serves as managing partner. Since December 1, 1997, Equistar has served as operator of the methanol facility. Lyondell Methanol sells all of its products to Equistar.

   In accordance with the guidance in Emerging Issues Task Force Issue No. 96-16 issued in May 1997, the Company began to account for its investment in Lyondell Methanol using the equity method of accounting, effective January 1, 1998.

                           LYONDELL CHEMICAL COMPANY

7. Income Taxes

   Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes, and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets were as follows as of December 31, 1998:

      Millions of dollars
      -------------------
      Deferred tax liabilities:
        Tax over book depreciation and amortization......................  $452
        Investments in partnerships......................................   251
        Other............................................................    30
                                                                           ----
          Total deferred tax liabilities.................................   733
                                                                           ----
      Deferred tax assets:
        Provisions for benefit plans and estimated expenses..............   236
        Federal benefit attributable to foreign taxes....................   100
        Federal tax credit carryforwards.................................    57
        Other............................................................    30
                                                                           ----
          Total deferred tax assets......................................   423
        Deferred tax asset valuation allowance...........................   (27)
                                                                           ----
          Net deferred tax assets........................................   396
                                                                           ----
      Net deferred tax liabilities.......................................   337
      Less current portion of deferred tax liability.....................    --
                                                                           ----
        Long-term deferred income taxes..................................  $337
                                                                           ====

   At December 31, 1998, net deferred tax assets of $76 million were classified as "Deferred charges and other assets" on the Consolidated Balance Sheet.

   Under Internal Revenue Code Sections 338 (g) and (h) (10), Lyondell and ARCO agreed to elect to step up the U.S. tax basis of the Acquired Company's net assets. This will result in significantly increased depreciation and amortization deductions for U.S. tax purposes.

8. Accounts Receivable

   In December 1998, the Company entered into a three-year receivables purchase agreement with an independent issuer of receivables-backed commercial paper. Under the terms of the agreement, the Company agreed to sell on an ongoing basis and without recourse, designated accounts receivable. To maintain the balance of the accounts receivable sold, the Company is obligated to sell new receivables as existing receivables are collected. The agreement permits the sale of up to $175 million of accounts receivable through December 2001.

   At December 31, 1998, the Company's gross accounts receivable that had been sold to the purchasers aggregated $160 million.

9. Inventories

   Inventories are stated at the lower of cost or market. In 1998, approximately 94 percent of inventories, excluding materials and supplies, were determined by the last-in, first-out ("LIFO") method. Materials and supplies and other non-LIFO inventories are valued using either the first-in, first-out ("FIFO") or the average cost methods. The excess of stated LIFO value over current cost at December 31, 1998 is $136 million. However, stated LIFO value does not exceed the net realizable value at December 31, 1998.

                           LYONDELL CHEMICAL COMPANY

   Inventories at December 31, 1998 were comprised of the following:

      Millions of dollars
      -------------------
      Finished goods....................................................... $459
      Work-in-process......................................................   18
      Raw materials........................................................   34
      Materials and supplies...............................................   39
                                                                            ----
        Total inventories.................................................. $550
                                                                            ====

10. Property, Plant and Equipment, Net

   The components of property, plant and equipment, at cost, and the related accumulated depreciation were as follows at December 31, 1998:

      Millions of dollars
      -------------------
      Land.............................................................. $   19
      Manufacturing facilities and equipment............................  4,470
      Construction in progress..........................................     98
                                                                         ------
        Total property, plant and equipment.............................  4,587
      Less accumulated depreciation.....................................     76
                                                                         ------
        Property, plant and equipment, net.............................. $4,511
                                                                         ======

11. Deferred Charges and Other Assets

   Deferred charges and other assets, net of accumulated amortization, were as follows at December 31, 1998:

      Millions of dollars
      -------------------
      Patents and licensed technology..................................... $236
      Company owned life insurance........................................  184
      Contractual rights..................................................  138
      Debt issue costs, net...............................................  109
      Other...............................................................  213
                                                                           ----
        Total deferred charges and other assets........................... $880
                                                                           ====

12. Other Accrued Liabilities

   Other accrued liabilities were as follows at December 31, 1998:

      Millions of dollars
      -------------------
      Accrued payroll and benefits........................................ $148
      Accrued contractual obligations.....................................  139
      Accrued interest....................................................   55
      Accrued taxes other than income.....................................   49
      Other...............................................................   90
                                                                           ----
        Total other accrued liabilities................................... $481
                                                                           ====

                           LYONDELL CHEMICAL COMPANY

13. Pension and Other Postretirement Benefits

   The Company provides defined pension and postretirement benefit plans to employees. The following table provides a reconciliation of benefit obligations, plan assets and the funded status of the plans as of December 31, 1998:

                                                                    Other
                                                       Pension  Postretirement
                                                       Benefits    Benefits
                                                       -------- --------------
Millions of dollars
-------------------
Change in benefit obligation:
 Benefit obligation, January 1, 1998..................   $136        $  5
 Service cost.........................................      7           1
 Interest cost........................................     18           2
 Plan amendments......................................     --          --
 Actuarial loss.......................................     42           5
 Effect of settlement.................................     10          --
 Acquisition of ARCO Chemical.........................    303          61
 Transfer to Equistar.................................     --          --
 Benefits paid........................................    (29)         (1)
                                                         ----        ----
 Benefit obligation, December 31, 1998................    487          73
                                                         ----        ----
Change in plan assets:
 Fair value of plan assets, January 1, 1998...........    103          --
 Actual return of plan assets.........................     11          --
 Company contributions................................     12           1
 Acquisition of ARCO Chemical.........................    351          --
 Benefits paid........................................    (29)         (1)
                                                         ----        ----
 Fair value of plan assets, December 31, 1998.........    448          --
                                                         ----        ----
 Funded status........................................    (39)        (73)
 Unrecognized actuarial loss..........................     70           8
 Unrecognized prior service cost......................      6         (18)
 Unrecognized transition obligation (asset)...........      5          --
                                                         ----        ----
 Net amount recognized................................   $ 42        $(83)
                                                         ====        ====
Amounts recognized in the Consolidated Balance Sheet
 consist of:
 Prepaid benefit cost.................................   $ 54        $ --
 Accrued benefit liability............................    (12)        (83)
                                                         ----        ----
 Net amount recognized................................   $ 42        $(83)
                                                         ====        ====

   The above table for pension benefits includes foreign pension plans of ARCO Chemical. These plans constituted approximately 20 percent of the benefit obligation and 23 percent of the plan assets at December 31, 1998. The assumptions used in determining the net periodic pension cost and pension obligation for foreign pension plans were based on the economic environment of each applicable country.

   The benefit obligation and accumulated benefit obligation for pension plans with accumulated benefit obligations in excess of plan assets were $19 million and $11 million, respectively, as of December 31, 1998. These plans are not funded and consisted primarily of supplementary benefit plans for executives and expatriates.

   In connection with the formation of Equistar, pension obligations and assets were not contributed by Lyondell to Equistar. The employees transferred to Equistar became fully vested in the Lyondell pension plan effective December 1, 1997 and no longer accrue pension service with Lyondell. However, an accrued

                           LYONDELL CHEMICAL COMPANY
postretirement benefit obligation of $12 million associated with Lyondell employees transferred to Equistar was contributed to Equistar by Lyondell.

                                                                     Other
                                                        Pension  Postretirement
                                                        Benefits    Benefits
                                                        -------- --------------
Weighted-average assumptions as of December 31, 1998:
 Discount rate.........................................   6.75%       6.75%
 Expected return on plan assets........................   9.50%         --
 Rate of compensation increase.........................   4.75%       4.75%

   For measurement purposes, the assumed annual rate of increase in the per capita cost of covered health care benefits as of December 31, 1998 was 7.0 percent for 1999-2001 and 5.0 percent thereafter. A one-percentage-point increase in assumed health care cost trend rates would increase the postretirement benefit obligation by $10 million, while a one-percentage-point decrease would reduce the obligation by $8 million. The effect of a one-percentage-point change would be less than $1 million on the total of the service and interest cost components.

14. Long-Term Debt and Financing Arrangements

   In connection with its purchase of the Acquired Business, the Company executed a bank credit agreement providing for aggregate borrowings of up to $7.0 billion ("Credit Facility"). As part of the acquisition, the Company assumed approximately $870 million of ARCO Chemical debt. Borrowings under the Credit Facility of $6.5 billion were used for: (i) the purchase of approximately 97.4 million shares of ARCO Chemical common stock; (ii) repayment of debt, including the $345 million term note payable to Equistar, short-term borrowings of Lyondell and ARCO Chemical and other long-term borrowings of ARCO Chemical; and (iii) payment of certain debt issuance costs.

   The Credit Facility comprises: (i) a five-year revolving credit facility of up to $500 million to be used for general corporate purposes ("Revolving Credit Facility"); and (ii) four separate term loans ("Term Loans") in the amounts of:
(a) $2.0 billion ("Term Loan A") to be amortized over five years; (b) $1.25 billion ("Term Loan B") to be amortized over seven years; (c) $1.25 billion with principal maturing on June 30, 1999 ("Term Loan C"); and (d) $2.0 billion with principal maturing on June 30, 2000 ("Term Loan D"). All of the Term Loans were funded on July 28, 1998. No amounts have been funded to date under the Revolving Credit Facility. The Credit Facility is collateralized by cash flow streams from the Company's three joint ventures and the Company's common stock ownership in its subsidiaries.

   The Term Loans bear interest at the following rates: (i) Term Loan A--LIBOR plus 2.0 percent; (ii) Term Loan B--LIBOR plus 2.5 percent; (iii) Term Loan C-- LIBOR plus 2.0 percent; and (iv) Term Loan D--LIBOR plus 2.0 percent.

   Mandatory prepayments from certain sources of funds are required with respect to the Term Loans until such time as: (i) Term Loans C and D are repaid in full, including accrued interest and fees thereon; and (ii) Lyondell has achieved investment grade ratings of at least BBB- and Baa3 from Standard & Poor's Ratings Services and Moody's Investors Service, Inc., respectively. The sources of funds for mandatory prepayments include: (i) cash proceeds received from or as a result of: (a) certain equity or debt issuances; (b) the recapitalization of LCR; and (c) asset sales, as defined; and (ii) 50 percent of annual excess cash flow, as defined, less the aggregate principal amount prepaid under the Term Loans.

                           LYONDELL CHEMICAL COMPANY

   Under the covenant provisions of the Credit Facility, the Company has agreed to, among other things: (i) maintain certain specified financial ratios and consolidated net worth (as defined in the Credit Facility); (ii) refrain from making certain distributions with respect to Lyondell's common stock;
(iii) refrain from making certain investments, as defined; (iv) refrain from allowing its subsidiaries to incur certain types and amounts of debt; and (v) use its best efforts to maintain certain ownership interests in its joint ventures and to ensure that the joint ventures maintain certain capital expenditure, debt level and cash distribution policies. The Credit Facility requires the Company, among other things, to issue $1.25 billion of equity, as defined, by July 23, 1999. The breach of any of the covenants or financial requirements in the Credit Facility could result in a default thereunder, which would permit the lenders to declare the loans immediately payable and to terminate future lending commitments. The Company intends to seek an amendment to the Credit Facility that would, among other things, substantially reduce the requirements for the sale of equity and ease the financial ratio requirements. The amendment requires approval by lenders holding a majority of the commitments. Subject to the foregoing, the Company intends to complete an amendment of the Credit Facility and to effect debt and equity offerings in the second quarter of 1999, using the proceeds to meet the June 1999 debt maturity. In addition, the Company is actively exploring alternative means of retiring or refinancing debt, including other financing sources, enhancement of operating cash flows through cost reductions, management of working capital levels and sales of assets. Accordingly, the Company believes that it will be able to satisfy its obligations through the actions discussed above.

   Long-term debt at December 31, 1998 consisted of the following:

      Millions of dollars
      -------------------
      Term Loan A....................................................... $1,852
      Term Loan B.......................................................  1,248
      Term Loan C.......................................................  1,250
      Term Loan D.......................................................  2,000
      Debentures due 2000, 9.9%.........................................    200
      Debentures due 2005, 9.375%.......................................    100
      Debentures due 2010, 10.25%.......................................    100
      Debentures due 2020, 9.8%.........................................    224
      Other.............................................................     20
      Term note to Equistar.............................................     --
                                                                         ------
        Total long-term debt............................................  6,994
      Less current maturities...........................................  1,603
                                                                         ------
        Long-term debt, net............................................. $5,391
                                                                         ======

   Lyondell transferred $744 million of long-term debt to Equistar on December 1, 1997 of which $713 million was outstanding at December 31, 1998. Lyondell remains an obligor on the debt. Under certain limited circumstances the debt holders have the right to require repurchase of up to $313 million of the debt.

   Aggregate maturities of all long-term debt during the next five years are $1.6 billion in 1999, $2.6 billion in 2000, $445 million in 2001, $445 million in 2002, $446 million in 2003, and $1.4 billion thereafter.

15. Financial Instruments

   The Company does not buy or sell, or hold or issue financial instruments for speculative trading purposes.

   Foreign currency swap and forward contracts are used to minimize foreign exchange exposures. Foreign exchange exposures result from cash flows between U.S. and international operations and transactions denominated in currencies other than the local currency of an operating entity. Swap contracts and forward

                           LYONDELL CHEMICAL COMPANY
contracts are used to hedge foreign exchange exposures The notional amounts of foreign currency contracts outstanding, principally involving the Netherlands guilder, were $205 million at December 31, 1998 with various maturity dates in 1999.

  During 1998, to mitigate interest rate exposure on its anticipated future public debt issuance, the Company entered into treasury-rate lock transactions ("Treasury Locks") in the notional amount of $1 billion. The Treasury Locks, which are based on U.S. Treasury rates have an average interest rate of 5.52 percent with a determination date of August 5, 1999. The Company's accounting policy is to defer any gains and losses on the Treasury Locks, and recognize them as an adjustment to interest expense over the term of the debt issued. The fair value of the Treasury Locks at December 31, 1998 was an obligation of approximately $53 million, resulting from a decline in the relevant U.S. Treasury rates. Had the Company issued the anticipated fixed-rate debt as of December 31, 1998, it would have benefited from a lower interest rate on the debt issued, resulting in lower interest expense over the life of the debt, that would have been an offset to the potential settlement of the Treasury Locks.

   The carrying value and the estimated fair value of the Company's financial instruments as of December 31, 1998 are shown as assets (liabilities) in the table below.

                                                                     1998
                                                                ---------------
                                                                Carrying  Fair
      Millions of dollars                                        Value   Value
      -------------------                                       -------- ------
      Nonderivatives:
        Investments and long-term receivables..................  $1,078  $1,078
        Long-term debt (including current maturities)..........   6,994   7,027
      Derivatives:
        Treasury locks.........................................      --     (53)
        Foreign currency swaps.................................     (10)    (11)
        Foreign currency forwards..............................      (1)     (1)

   All derivative instruments are off-balance-sheet instruments, however net receivable or payable positions related to derivative instruments are carried on the balance sheet.

   The fair value of all nonderivative financial instruments included in current assets and current liabilities, including cash and cash equivalents, accounts receivable, accounts payable and notes payable, approximated their carrying value due to their short maturity. Investments and long-term receivables, which consist primarily of equity investments in affiliated companies, were valued using current financial and other available information. Based upon the borrowing rates currently available to the Company for debt with terms and average maturities similar to the Company's debt portfolio, the fair value of the Company's long-term debt, including amounts due within one year, was $7.0 billion at December 31, 1998. The fair value of derivative financial instruments represents the amount to be exchanged if the existing contracts were settled at December 31, 1998 and are based on market quotes.

   The Company is exposed to credit risk related to its financial instruments in the event of nonperformance by the counterparties. The Company does not generally require collateral or other security to support these financial instruments. The counterparties to these transactions are major institutions deemed creditworthy by the Company. The Company does not anticipate nonperformance by the counterparties.

16. Commitments and Contingencies

   The Company has commitments, including those related to capital expenditures, all made in the normal course of business. During August 1998, as contemplated at the time of the Acquisition, Lyondell announced the delay of construction of a PO plant, known as PO-11, that ARCO Chemical had previously scheduled for

                           LYONDELL CHEMICAL COMPANY
startup in late 2001. As part of the delay, the Company is negotiating the cancellation of the related lump-sum contract for the engineering, procurement and construction of the PO-11 plant. The Company recorded estimated liabilities for penalties and cancellation charges related to the cancellation of the lump-sum contract and related commitments at the time of the acquisition of ARCO Chemical (see Note 3).

   The Acquired Business is party to a long-term supply arrangement for toluene diisocyanate ("TDI"). Under the arrangement, the Company is entitled to all of the TDI output of the supplier's two plants in France, which have a combined rated capacity of approximately 264 million pounds per year. The Company is required to purchase a minimum of 216 million pounds of TDI per year for up to 15 years, beginning January 1, 1995. The aggregate purchase price is a combination of plant cost and market price. The Company is further obligated to pay additional capacity reservation fees based upon plant output factors.

   Crude Supply Agreement--Depending upon market conditions, breach or termination of LCR's Crude Supply Agreement could adversely affect LCR, and therefore, the Company. Although the parties have negotiated alternate arrangements in the event of a force majeure, which may arise from, among other things, governmental or other actions restricting or otherwise limiting PDVSA Oil's ability to perform its obligations, any such alternative arrangements may not be as beneficial as the Crude Supply Agreement. There can be no assurance that alternative crude oils with similar margins would be available for purchase by LCR. Furthermore, the breach or termination of the Crude Supply Agreement would require LCR to return to the practice of purchasing all or a portion of its crude oil feedstocks in the merchant market and would again subject LCR to significant volatility and price fluctuations. In late April 1998, LCR received notification from PDVSA Oil of reduced delivery of crude oil related to announced OPEC production cuts. LCR began receiving the reduced allocation of crude oil from PDVSA Oil in August 1998.

   Cross Indemnity Agreement--In connection with the transfer of assets and liabilities from ARCO to the Company in 1988, the Company agreed to assume certain liabilities arising out of the operation of the Company's integrated petrochemicals and refining business prior to July 1, 1988. In connection with the transfer of such liabilities, the Company and ARCO entered into an agreement, updated in 1997 ("Revised Cross-Indemnity Agreement"), whereby the Company agreed to defend and indemnify ARCO against certain uninsured claims and liabilities which ARCO may incur relating to the operation of the business of the Company prior to July 1, 1988, including certain liabilities which may arise out of pending and future lawsuits. For current and future cases related to Company products and Company operations, ARCO and the Company bear a proportionate share of judgment and settlement costs according to a formula that allocates responsibility based upon years of ownership during the relevant time period. The party with the more significant potential liability exposure is responsible for case management and associated costs while allowing the non-case managing party to protect its interests. Under the Revised Cross-Indemnity Agreement, the Company will assume responsibility for its proportionate share of future costs for waste site matters not covered by ARCO insurance. Subject to the uncertainty inherent in all litigation, management believes the resolution of the matters pursuant to the Revised Cross-Indemnity Agreement will not have a material adverse effect upon the Consolidated Financial Statements of the Company.

   In connection with the Acquisition, the Company succeeded, indirectly, to a cross indemnity agreement with ARCO whereby ARCO Chemical indemnified ARCO against certain claims or liabilities that ARCO may incur relating to ARCO's former ownership and operation of the businesses of ARCO Chemical ("Former ARCO Businesses"), including liabilities under laws relating to the protection of the environment and the workplace, and liabilities arising out of certain litigation. As part of the agreement, ARCO indemnified ARCO Chemical with respect to claims or liabilities and other matters of litigation not related to the Former ARCO Businesses. ARCO also indemnified ARCO Chemical for certain federal, foreign, state, and local taxes that might be assessed upon audit of the operations of the Former ARCO Businesses for periods prior to July 1, 1987.

                           LYONDELL CHEMICAL COMPANY

   Indemnification Arrangements Relating to Equistar--Lyondell, Millennium and Occidental have each agreed to provide certain indemnifications to Equistar with respect to the petrochemicals and polymers businesses contributed by the Partners. In addition, Equistar agreed to assume third party claims that are related to certain pre-closing contingent liabilities asserted prior to December 1, 2004 for Lyondell and Millennium, and May 15, 2005 for Occidental, to the extent the aggregate thereof does not exceed $7 million to each Partner, subject to certain terms of the respective Asset Contribution Agreements. During the thirteen months ended December 31, 1998, approximately $1 million had been expensed by Equistar under the $7 million indemnification basket with respect to the business contributed by Lyondell.

   Environmental--The Company's policy is to be in compliance with all applicable environmental laws. The Company is subject to extensive environmental laws and regulations concerning emissions to the air, discharges to surface and subsurface waters and the generation, handling, storage, transportation, treatment and disposal of waste materials. Some of these laws and regulations are subject to varying and conflicting interpretations. In addition, the Company cannot accurately predict future developments, such as increasingly strict environmental laws and inspection and enforcement policies, as well as higher compliance costs arising therefrom, which might affect the handling, manufacture, use, emission or disposal of products, other materials or hazardous and non-hazardous waste.

   Pursuant to the terms of the Revised Cross-Indemnity Agreement, the Company is currently contributing funds to the clean up of one waste site (Brio, located near Houston, Texas) under the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") as amended and the Superfund Amendments and Reauthorization Act of 1986. The Company is also subject to certain assessment and remedial actions at the Refinery under the Resource Conservation and Recovery Act ("RCRA"). In addition, the Company has negotiated an order with the Texas Natural Resource Conservation Commission ("TNRCC") for assessment and remediation of groundwater and soil contamination at the Refinery.

   As of December 31, 1998, the Company has accrued $9 million related to future CERCLA, RCRA and TNRCC assessment and remediation costs associated with the above mentioned sites. The costs are expected to be incurred over the next two to seven years. In the opinion of management, there is currently no material range of loss in excess of the amount recorded for these sites. However, it is possible that new information about the sites for which the reserve has been established, new technology or future developments such as involvement in other CERCLA, RCRA, TNRCC or other comparable state law investigations, could require the Company to reassess its potential exposure related to environmental matters.

   As part of the Acquisition (see Note 3), the Company assumed ARCO Chemical's environmental liability, which totaled $39 million at December 31, 1998 and reflects the Company's latest assessment of potential future remediation costs associated with known ARCO Chemical sites. The liability is related to four current plant sites, one former plant site and one federal Superfund site for amounts ranging from $2 million to $18 million per site. Further, the Acquired Business is involved in administrative proceedings or lawsuits relating to a minimal number of other Superfund sites. The Company estimates however, based upon currently available information, that potential loss contingencies associated with these sites, individually and in the aggregate, are not significant. Substantially all amounts accrued are expected to be paid out over the next five to ten years.

   The Company has relied upon remedial investigation/feasibility studies ("RI/FS") at each site of the Acquired Business as a basis for estimating remediation costs at the site. RI/FS or preliminary assessments have been completed at most of the sites. However, selection of the remediation method and the cleanup standard to be applied are, in most cases, subject to approval by the appropriate government authority. Accordingly, the Company may have possible loss contingencies in excess of the amounts accrued to the extent the scope of remediation required, the final remediation method selected and/or the cleanup standard applied,

                           LYONDELL CHEMICAL COMPANY
vary from the assumptions used in estimating the liability. The Company estimates that the upper range of these possible loss contingencies should not exceed the amount accrued by more than $65 million.

   During July 1994, the Company reported results of an independent investigation conducted by the Audit Committee of the Board of Directors regarding the compliance status of two process waste-water streams under the applicable Benzene National Emissions Standard for Hazardous Air Pollutants ("NESHAPS") regulations and certain issues raised by an employee. The Company has been informed that this matter is considered closed by the EPA and no further enforcement action is anticipated.

   The extent of loss related to environmental matters ultimately depends upon a number of factors, including technological developments, changes in environmental laws, the number and ability to pay of other parties involved at a particular site and the Company's potential involvement in additional environmental assessments and cleanups. Based upon currently known facts, management believes that any remediation costs the Company may incur in excess of the amounts accrued or disclosed above would not have a material adverse impact on the Company's Consolidated Financial Statements.

   MTBE--Certain federal and state legislative initiatives have sought to either rescind the oxygenate requirement for reformulated gasoline sold in California and other states or restrict the use of MTBE. There is ongoing review of this issue and the ultimate resolution of the appropriateness of using MTBE could result in a significant reduction in the Company's MTBE sales. In addition, the Company has a take-or-pay contract with ARCO, which contributes significant pretax margin. If such legislative initiatives were enacted, ARCO has indicated that it might attempt to invoke a force majeure provision in the contract in order to reduce the quantities of MTBE it purchases under, or to terminate, the contract. The Company would vigorously dispute such action.

   General--The Company is involved in various lawsuits and proceedings. Subject to the uncertainty inherent in all litigation, management believes the resolution of these proceedings will not have a material adverse effect upon the Consolidated Financial Statements of the Company.

   In the opinion of management, any liability arising from the matters discussed in this Note is not expected to have a material adverse effect on the Consolidated Financial Statements of the Company. However, the adverse resolution in any reporting period of one or more of these matters discussed in this Note could have a material impact on the Company's results of operations for that period without giving effect to contribution or indemnification obligations of co-defendants or others, or to the effect of any insurance coverage that may be available to offset the effects of any such award.

17. Lease Commitments

   The Company leases various facilities and equipment under noncancelable lease arrangements for varying periods. As of December 31, 1998, future minimum lease payments for years ending December 31, relating to all noncancelable operating leases with lease terms in excess of one year were as follows:

      Millions of dollars
      -------------------
      1999................................................................ $ 52
      2000................................................................   42
      2001................................................................   38
      2002................................................................   33
      2003................................................................   26
      Thereafter..........................................................  310
                                                                           ----
        Total minimum lease payments...................................... $501
                                                                           ====

                           LYONDELL CHEMICAL COMPANY

18. Stockholders' Equity

   Treasury Stock--From time to time the Company purchases its shares in the open market to be used for issuances under the Company's employee compensation and benefits plans, including stock option and restricted stock plans. During 1998, the Company purchased 500,000 shares for approximately $10 million to be used for such plans. The Company reissued, under the Restricted Stock Plan, 88,848 shares previously purchased. Earlier in 1998, the Company completed the stock repurchase program authorized by the Company's Board of Directors in September 1997. A total of 2,567,051 shares were purchased for $75 million under this stock repurchase program.

   Restricted Stock Plan--During 1998 the Company granted and issued 88,848 shares of restricted stock to employees of the Acquired Business. The shares vest on various dates through December 15, 2000, depending upon the terms of the individual grants. Employees are entitled to receive dividends on the restricted shares.

   Rights to Purchase Common Stock--On December 8, 1995, the Board of Directors of Lyondell declared a dividend of one right ("Right") for each outstanding share of the Company's common stock to stockholders of record on December 20, 1995. The Rights become exercisable upon the earlier of: (i) ten days following a public announcement by another entity that it has acquired beneficial ownership of 15 percent or more of the outstanding shares of common stock; or
(ii) ten business days following the commencement of a tender offer or exchange offer to acquire beneficial ownership of 15 percent or more of the outstanding shares of common stock, except under certain circumstances. The Rights expire at the close of business on December 8, 2005 unless earlier redeemed at a price of $.0005 per Right or exchanged by the Company as described in the Rights Agreement dated as of December 8, 1995.

   Preferred Stock--The Company has authorized 80,000,000 shares of preferred stock, $.01 par value, of which none were issued or outstanding at December 31, 1998.

   Stock Options--The Company's Executive Long-Term Incentive Plan ("LTI Plan") became effective in November 1988. The last stock options granted under the LTI Plan were granted in March 1994. No additional stock option grants will be made under this plan. The LTI Plan provided, among other compensation awards, for the granting to officers and other key management employees of non-qualified stock options for the purchase of up to 1,295,000 shares of the Company's common stock. The number of options exercisable each year is equal to 25 percent of the number granted after each year of continuous service starting one year from the date of grant. The LTI Plan provided that the option price per share was not less than 100 percent of the fair market value of the stock on the effective date of the grant. As of December 31, 1998, options covering 621,835 shares were outstanding under the LTI Plan with a weighted average remaining life of 4 years, all of which were exercisable at prices ranging from $18.25 to $30.00 per share.

   The Company's Incentive Stock Option Plan ("ISO Plan"), a tax qualified plan, became effective in January 1989. The last stock options granted under the ISO Plan were granted in March 1993. No additional grants will be made under the ISO Plan. All employees of the Company who were not on the executive payroll were eligible to participate in the ISO Plan, subject to certain restrictions. Various restrictions apply as to when and to the number of stock options that may be exercised during any year. As of December 31, 1998, options covering 145,191 shares were outstanding at $30.00 per share. These options were held by 641 eligible employees and expired in January 1999. At December 31, 1998, no stock options were exercisable.

   Employee stock options are accounted for under the intrinsic value based method prescribed by the Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. Accordingly, no compensation cost has been recognized in connection with stock option grants under the plans. There were no grants in any of the years ended December 31, 1998.

                           MILLENNIUM CHEMICALS INC.

                           CONSOLIDATED BALANCE SHEET
                    (dollars in millions, except share data)
                                  (Unaudited)

                                                                        June 30,
                                                                          1999
                                                                        --------
ASSETS
Current assets:
  Cash and cash equivalents............................................  $   79
  Trade receivables, net...............................................     260
  Inventories..........................................................     315
  Other current assets.................................................     104
                                                                         ------
    Total current assets...............................................     758
Property, plant and equipment, net.....................................     980
Investment in Equistar.................................................   1,488
Other assets...........................................................     193
Goodwill...............................................................     408
                                                                         ------
    Total assets.......................................................  $3,827
                                                                         ======
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Notes payable........................................................  $   63
  Current maturities of long-term debt.................................      10
  Trade accounts payable...............................................     117
  Income taxes payable.................................................      (1)
  Accrued expenses and other liabilities...............................     161
                                                                         ------
    Total current liabilities..........................................     350
Long-term debt.........................................................     953
Deferred income taxes..................................................     200
Other liabilities......................................................     894
                                                                         ------
    Total liabilities..................................................   2,397
                                                                         ------
Commitments and contingencies (Note 6)
Minority interest......................................................      11
Shareholders' equity:
  Preferred stock (par value $.01 per share, Authorized 25,000,000
   shares, none issued and outstanding)................................      --
  Common stock (par value $.01 per share, Authorized 225,000,000
   shares; issued 77,882,586 shares)...................................       1
  Paid in capital......................................................   1,338
  Retained earnings....................................................     332
  Treasury stock (at cost; 7,823,462 shares)...........................    (168)
  Unearned restricted shares...........................................     (35)
  Cumulative other comprehensive income................................     (58)
  Deferred compensation................................................       9
                                                                         ------
    Total shareholders' equity.........................................   1,419
                                                                         ------
    Total liabilities and shareholders' equity.........................  $3,827
                                                                         ======

                    See Notes to Consolidated Balance Sheet

                           MILLENNIUM CHEMICALS INC.

                      NOTES TO CONSOLIDATED BALANCE SHEET
                    (dollars in millions, except share data)
                                  (Unaudited)

NOTE 1--BASIS OF PRESENTATION AND DESCRIPTION OF COMPANY

   Millennium Chemicals Inc. (the "Company") is a major international chemicals company, with leading market positions in a broad range of commodity, industrial, performance and specialty chemicals, operating through its subsidiaries: Millennium Inorganic Chemicals Inc. (and its non-United States affiliates), Millennium Petrochemicals Inc., and Millennium Specialty Chemicals Inc.; and, beginning December 1, 1997, through its interest in Equistar Chemicals, LP ("Equistar"), a joint venture formed by the Company and Lyondell Chemical Company ("Lyondell") to jointly own and operate the petrochemical and polymer businesses of the Company and Lyondell. On May 15, 1998, the Company's interest in Equistar was reduced to 29.5% with the addition of the ethylene, propylene, ethylene oxide, ethylene glycol and other ethylene oxide derivatives businesses of Occidental Petroleum Corporation's ("Occidental") chemical subsidiary. The balance sheet of the Company at June 30, 1999 and notes thereto is presented because the Company guarantees to Equistar certain obligations of the Company's indirect subsidiary that serves as a general partner of Equistar (see Note 2).

   The Company was incorporated on April 18, 1996, and has been publicly owned since October 1, 1996, when Hanson PLC ("Hanson") transferred its chemical operations to the Company and, in consideration, all of the then outstanding shares of the Company's common stock ("Common Stock") were distributed pro rata to Hanson's shareholders (the "Demerger").

   The accompanying unaudited consolidated balance sheet has been prepared in accordance with the rules and regulations of the Securities and Exchange Commission. In the opinion of management, the consolidated balance sheet includes all adjustments necessary for a fair statement of the financial position for the period presented in conformity with generally accepted accounting principles. Such adjustments consist only of normal recurring items. All significant intercompany accounts and transactions have been eliminated.

NOTE 2--ACQUISITIONS AND DISPOSITIONS

   On December 1, 1997, the Company and Lyondell completed the formation of Equistar, a joint venture partnership created to own and operate the petrochemical and polymer businesses of the Company and Lyondell. The Company contributed to Equistar substantially all of the net assets of its polyethylene, performance polymer and ethyl alcohol businesses. The Company retained $250 from the proceeds of accounts receivable collections and substantially all the accounts payable and accrued expenses of its contributed businesses existing on December 1, 1997, and received proceeds of $750 from borrowings under a new credit facility entered into by Equistar. The Company used the $750 which it received to repay debt. A subsidiary of the Company guarantees $750 of Equistar's credit facility.

   Equistar was owned 57% by Lyondell and 43% by the Company until May 15, 1998, when the Company and Lyondell expanded Equistar with the addition of the ethylene, propylene, ethylene oxide, ethylene glycol and other ethylene oxide derivatives businesses of Occidental's chemical subsidiary. Occidental contributed the net assets of those businesses (including approximately $205 of related debt) to Equistar. In exchange, Equistar borrowed an additional $500, $420 of which was distributed to Occidental and $75 to the Company. Equistar is now owned 41% by Lyondell, 29.5% by Occidental and 29.5% by the Company. No gain or loss resulted from this transaction.

   Equistar is managed by a Partnership Governance Committee consisting of representatives of each partner. Approval of Equistar's strategic plans and other major decisions requires the consent of the representatives of the three partners. All decisions of Equistar's Governance Committee that do not require unanimity among the partners may be made by Lyondell's representatives alone.

                           MILLENNIUM CHEMICALS INC.

                    (dollars in millions, except share data)


   An indirect subsidiary of the Company, Millennium Petrochemicals GP LLC ("General Partner") holds a .59% general partner interest in Equistar.

   The General Partner has no independent operations of its own and certain of its performance obligations as general partner have, under an agreement signed between the Company and Equistar, been guaranteed by the Company. Accordingly, the balance sheet of the Company, as guarantor of certain of the General Partner's obligations, is presented at June 30, 1999. The General Partner had assets consisting of its investment in Equistar of $32 and invested capital, after intercompany balances, of $32.

   The investment in Equistar at the date of contribution represented the carrying value of the Company's contributed net assets, less cash received, and approximated the fair market value of its interest in Equistar based upon independent valuation. The difference between the carrying value of the Company's investment and its underlying equity in the net assets of Equistar has been reduced from $617 to $404 as a result of adding Occidental as a partner and is being amortized over 25 years. The Company accounts for its interest in Equistar using the equity method.

   On July 1, 1998, the Company completed the acquisition of 99% of the voting shares and 72% of total shares of Titanio do Brazil S.A. ("Tibras"), Brazil's only integrated TiO2 producer, for $129, including assumed debt. This acquisition was accounted for using the purchase method of accounting with the purchase price allocated to the net assets acquired, principally property, plant and equipment and working capital based on their fair value. The two operations comprising Tibras included a plant which has capacity to produce approximately 60 thousand metric tons per year of TiO2 and a mineral sands mine with over 2 million metric tons of recoverable reserves.

   On January 18, 1999, the Company completed transactions with Linde AG ("Linde") relating to the Company's synthesis gas ("syngas") unit in La Porte, Texas, and a 15% interest in its methanol business, whereby the Company received $122.5 in cash. Linde operates the syngas facility under a long-term lease with a purchase option. In addition, Linde operates and holds a 15% interest in the methanol facility. No gain or loss resulted from these transactions.

   In March 1996, the Company sold a 73.6% interest in Suburban Propane, through an initial public offering of 21,562,500 common units in a new master limited partnership, Suburban Propane Partners, L.P., and received aggregate proceeds from the sale of the common units and the issuance of notes of the Suburban Propane operating partnership, Suburban Propane, L.P., of approximately $831. The Company retained a combined subordinated and general partnership interest of 26.4% in Suburban Propane Partners, L.P. and Suburban Propane, L.P. (collectively "Suburban Propane"). On May 26, 1999, the Company sold its remaining interest to Suburban Propane and its management for $75 in cash, resulting in an after-tax gain of $31.

NOTE 3--SIGNIFICANT ACCOUNTING POLICIES

   Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                           MILLENNIUM CHEMICALS INC.

                    (dollars in millions, except share data)


   Inventories: Inventories are stated at the lower of cost or market value. For certain United States operations, cost is determined under the last-in, first-out (LIFO) method. The first-in, first-out (FIFO) method, or methods which approximate FIFO, are used by all other subsidiaries.

                                                                        June 30,
                                                                          1999
                                                                        --------
      INVENTORIES
      Finished products................................................   $136
      In-process products..............................................     28
      Raw materials....................................................    106
      Other inventories................................................     45
                                                                          ----
                                                                          $315
                                                                          ====

   Inventories valued on a LIFO basis were approximately $40 less than the amount of such inventories valued at current cost at June 30, 1999.

   Property, Plant and Equipment: Property, plant and equipment is stated on the basis of cost. Depreciation is provided by the straight-line method over the estimated useful lives of the assets, generally 20 to 40 years for buildings and 5 to 25 years for machinery and equipment.

   Goodwill: Goodwill represents the excess of the purchase price over the fair value of assets allocated to acquired companies. Goodwill is being amortized using the straight-line method over 40 years. Management periodically evaluates goodwill for impairment based on the anticipated future cash flows attributable to its operations. Such expected cash flows, on an undiscounted basis, are compared to the carrying value of the tangible and intangible assets, and if impairment is indicated, the carrying value of goodwill is adjusted. In the opinion of management, no impairment of goodwill exists at June 30, 1999.

   Environmental Liabilities and Expenditures: Accruals for environmental matters are recorded in operating expenses when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated. Accrued liabilities are exclusive of claims against third parties (except where payment has been received or the amount of liability or contribution by such other parties has been agreed) and are not discounted. In general, costs related to environmental remediation are charged to expense. Environmental costs are capitalized if the costs increase the value of the property and/or mitigate or prevent contamination from future operations.

   Foreign Currency Translation: Assets and liabilities of the Company's foreign operating subsidiaries are translated at the exchange rates in effect at the balance sheet dates while revenues, expenses and cash flows are translated at average exchange rates for the reporting period. Resulting translation adjustments are recorded as a currency translation adjustment in Shareholders' equity. Gains and losses resulting from foreign exchange changes on transactions denominated in currencies other than the functional currency are recognized in income except for gains and losses on hedges of net investments which are included as a component of Shareholders' equity.

   Federal Income Taxes: Deferred tax assets and liabilities are computed based on the difference between the financial statement basis and income tax basis of assets and liabilities using enacted marginal tax rates of the respective tax jurisdictions.

   The Company and certain of its subsidiaries have entered into tax-sharing and indemnification agreements with Hanson or its subsidiaries in which the Company and/or its subsidiaries generally agreed to indemnify

                           MILLENNIUM CHEMICALS INC.

                    (dollars in millions, except share data)

Hanson or its subsidiaries for income tax liabilities attributable to periods when such other operations were included in the consolidated tax returns of the Company's subsidiaries.

NOTE 4--LONG-TERM DEBT AND CREDIT ARRANGEMENTS

                                                                        June 30,
                                                                          1999
                                                                        --------
      Revolving Credit Facility bearing interest at the bank's prime lending rate, or at LIBOR or NIBOR plus .275%, at the option of
       the Company, plus a Facility Fee of .15% to be paid quarterly..    $175
      7% Senior Notes due 2006 (net of unamortized discount of $.5)...     500
      7.625% Senior Debentures due 2026 (net of unamortized discount
       of $1.0).......................................................     250
      Debt payable through 2007 at interest rates ranging from 2.4% to
       22%............................................................      38
      Less current maturities of long-term debt.......................     (10)
                                                                          ----
                                                                          $953
                                                                          ====

   Under the Revolving Credit Agreement, as amended on October 20, 1997, certain of the Company's subsidiaries may borrow up to $500 under an unsecured multi-currency revolving credit facility, which matures in July 2001 (the "Credit Agreement" or the "Revolving Credit Facility"). The Company is the guarantor of this facility. Borrowings under the Credit Agreement may consist of standby loans or uncommitted competitive loans offered by syndicated banks through an auction bid procedure. Loans may be borrowed in U.S. dollars and/or other currencies. The proceeds from the borrowings may be used to provide working capital and for general corporate purposes.

   The Credit Agreement contains covenants and provisions that restrict, among other things, the ability of the Company and its material subsidiaries to: (i) create liens on any of its property or assets, or assign any rights to or security interests in future revenues; (ii) engage in sale-and-leaseback transactions; (iii) engage in mergers, consolidations or sales of all or substantially all of their assets on a consolidated basis; (iv) enter into agreements restricting dividends and advances by their subsidiaries; and (v) engage in transactions with affiliates other than those based on arm's-length negotiations. The Credit Agreement also limits the ability of certain subsidiaries of the Company to incur indebtedness or issue preferred stock. In addition, the Credit Agreement requires the Company to satisfy certain financial performance criteria.

   The Senior Notes and Senior Debentures were issued by Millennium America Inc., a wholly owned subsidiary of the Company, and are guaranteed by the Company. The indenture under which the Senior Notes and Senior Debentures were issued contains certain covenants that limit, among other things: (i) the ability of Millennium America Inc. and its Restricted Subsidiaries (as defined) to grant liens or enter into sale-and-leaseback transactions; (ii) the ability of the Restricted Subsidiaries to incur additional indebtedness; and (iii) the ability of Millennium America Inc. and the Company to merge, consolidate or transfer substantially all of their respective assets.

NOTE 5--RELATED PARTY TRANSACTIONS

   One of the Company's subsidiaries purchases ethylene from Equistar at market-related prices pursuant to an agreement made in connection with the formation of Equistar. Under the agreement the subsidiary is required to purchase 100% of its ethylene requirements for its La Porte, Texas, facility up to a maximum of 330 million pounds per year. The initial term of the contract expires December 1, 2000. Thereafter, the contract automatically renews annually. Either party may terminate on one year's notice.

                           MILLENNIUM CHEMICALS INC.

                    (dollars in millions, except share data)


NOTE 6--COMMITMENTS AND CONTINGENCIES

   The Company is subject, among other things, to several proceedings under the Federal Comprehensive Environmental Response Compensation and Liability Act and other federal and state statutes or agreements with third parties. These proceedings are in various stages ranging from initial investigation to active settlement negotiations to implementation of the clean-up or remediation of sites. Additionally, certain of the Company's subsidiaries are defendants or plaintiffs in lawsuits that have arisen in the normal course of business including those relating to commercial transactions and product liability. While certain of the lawsuits involve allegedly significant amounts, it is management's opinion, based on the advice of counsel, that the ultimate resolution of such litigation will not have a material adverse effect on the Company's financial position or results of operations. The Company believes that the range of potential liability for these matters, collectively, which primarily relate to environmental remediation activities, is between $150 and $169 and has accrued $169 as of June 30, 1999.

   The Company has various contractual obligations to purchase raw materials used in its production of TiO2 and fragrance and flavor chemicals. Commitments to purchase ore used in the production of TiO2 are generally 1-to 8-year contracts with competitive prices generally determined at a fixed amount subject to escalation for inflation. Total commitments to purchase ore for TiO2 aggregate approximately $1,100 and expire between 1999 and 2002. Commitments to acquire crude sulfate turpentine, used in the production of fragrance chemicals, are generally pursuant to 1-to 5-year contracts with prices based on the market price and which expire between 1999 and 2008.

   The Company is organized under the laws of Delaware and is subject to United States federal income taxation of corporations. However, in order to obtain clearance from the United Kingdom Inland Revenue as to the tax-free treatment of the Demerger stock dividend for United Kingdom tax purposes for Hanson and Hanson's shareholders, Hanson agreed with the United Kingdom Inland Revenue that the Company will continue to be centrally managed and controlled in the United Kingdom at least until September 30, 2001. Hanson also agreed that the Company's Board of Directors will be the only medium through which strategic control and policy-making powers are exercised, and that board meetings almost invariably will be held in the United Kingdom during this period. The Company has agreed not to take, or fail to take, during such five-year period, any action that would result in a breach of, or constitute non-compliance with, any of the representations and undertakings made by Hanson in its agreement with the United Kingdom Inland Revenue and to indemnify Hanson against any liability and penalties arising out of a breach of such agreement. The Company's By-Laws provide for similar constraints. The Company and Hanson estimate that such indemnification obligation would have amounted to approximately $421 if it had arisen during the twelve months ended September 30, 1997, and that such obligation will decrease by approximately $84 on each October 1 prior to October 1, 2001, when it will expire.

   If the Company ceases to be a United Kingdom tax resident at any time, the Company will be deemed, for purposes of United Kingdom corporation tax on chargeable gains, to have disposed of all of its assets at such time. In such a case, the Company would be liable for United Kingdom corporation tax on chargeable gains on the amount by which the fair market value of those assets at the time of such deemed disposition exceeds the Company's tax basis in those assets. The tax basis of the assets would be calculated in pounds sterling, based on the fair market value of the assets (in pounds sterling) at the time of acquisition of the assets by the Company, adjusted for United Kingdom inflation. Accordingly, in such circumstances, the Company could incur a tax liability even though it has not actually sold the assets and even though the underlying value of the assets may not actually have appreciated (due to currency movements). Since it is impossible to predict the future value of the Company's assets, currency movements and inflation rates, it is impossible to predict the magnitude of such liability, should it arise.

                           MILLENNIUM CHEMICALS INC.

                    (dollars in millions, except share data)


NOTE 7--INFORMATION ON MILLENNIUM AMERICA INC.

   Millennium America Inc., a wholly owned indirect subsidiary of the Company, is a holding company for all of the Company's operating subsidiaries other than its operations in the United Kingdom, France, Brazil and Australia. Millennium America Inc. is the issuer of the 7% Senior Notes due November 15, 2006 and the 7.625% Senior Debentures due November 15, 2026, is a borrower under the Company's Revolving Credit Agreement and guarantees $750 borrowed by Equistar under an Equistar credit facility. Accordingly, the following summarized financial information is provided for Millennium America Inc.

                                                                        June 30,
                                                                          1999
                                                                        --------
      Current assets...................................................  $  409
      Investment in Equistar...........................................   1,488
      Noncurrent assets................................................   1,073
      Receivable from affiliates.......................................     452
                                                                         ------
        Total assets...................................................  $3,422
                                                                         ======
      Current liabilities..............................................  $  209
      Noncurrent liabilities...........................................   1,946
      Invested capital.................................................     948
      Payable to parent and affiliates.................................     319
                                                                         ------
        Total liabilities and invested capital.........................  $3,422
                                                                         ======

NOTE 8--INFORMATION ON EQUISTAR

   The following is summarized financial information for Equistar:

                                                                        June 30,
                                                                          1999
                                                                        --------
      Current assets...................................................  $1,125
      Noncurrent assets................................................   5,477
                                                                         ------
        Total assets...................................................  $6,602
                                                                         ======
      Current liabilities..............................................  $  532
      Noncurrent liabilities...........................................   2,262
      Partners' capital................................................   3,808
                                                                         ------
        Total liabilities and partners' capital........................  $6,602
                                                                         ======

                           MILLENNIUM CHEMICALS INC.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors
 of Millennium Chemicals Inc.

   In our opinion, the accompanying consolidated balance sheet presents fairly, in all material respects, the financial position of Millennium Chemicals Inc. at December 31, 1998, in conformity with generally accepted accounting principles. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP
Florham Park, New Jersey
January 21, 1999

                           MILLENNIUM CHEMICALS INC.

                           CONSOLIDATED BALANCE SHEET
                    (dollars in millions, except share data)

                                                                   December 31,
                                                                       1998
                                                                   ------------
ASSETS
Current assets:
  Cash and cash equivalents.......................................    $  103
  Trade receivables, net..........................................       242
  Inventories.....................................................       334
  Assets of discontinued interests................................       148
  Other current assets............................................       109
                                                                      ------
    Total assets..................................................       936
Property, plant and equipment, net................................     1,044
Investment in Equistar............................................     1,519
Other assets......................................................       189
Goodwill..........................................................       412
                                                                      ------
    Total assets..................................................    $4,100
                                                                      ======
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Notes payable...................................................    $   29
  Current maturities of long-term debt............................        14
  Trade accounts payable..........................................       113
  Income taxes payable............................................        23
  Accrued expenses and other liabilities..........................       200
                                                                      ------
    Total current liabilities.....................................       379
Long-term debt....................................................     1,039
Deferred income taxes.............................................       334
Other liabilities.................................................       755
                                                                      ------
    Total liabilities.............................................     2,507
                                                                      ------
Commitments and contingencies (note 11)
Minority interest.................................................        15
Shareholders' equity:
  Preferred stock (par value $.01 per share, authorized 25,000,000
   shares, none issued and outstanding)...........................        --
  Common stock (par value $.01 per share, authorized 225,000,000
   shares; issued and outstanding 77,873,586 shares)..............         1
  Paid in capital.................................................     1,333
  Retained earnings...............................................       294
  Treasury stock (at cost, 502,572 shares)........................        (7)
  Unearned restricted shares......................................       (35)
  Cumulative other comprehensive income...........................       (15)
  Deferred compensation...........................................         7
                                                                      ------
    Total shareholders' equity....................................     1,578
                                                                      ------
    Total liabilities and shareholders' equity....................    $4,100
                                                                      ======

                    See Notes to Consolidated Balance Sheet

                           MILLENNIUM CHEMICALS INC.

                      NOTES TO CONSOLIDATED BALANCE SHEET
                    (dollars in millions, except share data)

NOTE 1--BASIS OF PRESENTATION AND DESCRIPTION OF COMPANY

   Millennium Chemicals Inc. (the "Company") is a major international chemicals company, with leading market positions in a broad range of commodity, industrial, performance and specialty chemicals, operating through its subsidiaries: Millennium Inorganic Chemicals Inc. (and its non-United States affiliates), Millennium Petrochemicals Inc., and Millennium Specialty Chemicals Inc.; and, beginning December 1, 1997, through its interest in Equistar Chemicals, L.P. ("Equistar"), a joint venture formed by the Company and Lyondell Chemical Company ("Lyondell") to jointly own and operate the petrochemical and polymer businesses of the Company and Lyondell. On May 15, 1998, the Company's interest in Equistar was reduced to 29.5% with the addition of the ethylene, propylene, ethylene oxide and derivatives businesses of Occidental Petroleum Corporation's ("Occidental") chemical subsidiary. The balance sheet of the Company at December 31, 1998 and notes thereto is presented because the Company guarantees to Equistar certain obligations of the Company's indirect subsidiary that serves as a general partner of Equistar (see
Note 2).

   The Company was incorporated on April 18, 1996, and has been publicly owned since October 1, 1996, when Hanson PLC ("Hanson") transferred its chemical operations to the Company and, in consideration, all of the then outstanding shares of the Company's common stock ("Common Stock") were distributed pro rata to Hanson's shareholders.

   All significant intercompany accounts and transactions have been eliminated.

NOTE 2--ACQUISITIONS AND DISPOSITIONS

   On December 1, 1997, the Company and Lyondell completed the formation of Equistar, a joint venture partnership created to own and operate the petrochemical and polymer businesses of the Company and Lyondell. The Company contributed to Equistar substantially all of the net assets of its polyethylene, performance polymer and ethyl alcohol businesses. The Company retained $250 from the proceeds of accounts receivable collections and substantially all the accounts payable and accrued expenses of its contributed businesses existing on December 1, 1997, and received proceeds of $750 from borrowings under a new credit facility entered into by Equistar. The Company used the $750 which it received to repay debt. A subsidiary of the Company guarantees $750 of Equistar's credit facility.

   Equistar was owned 57% by Lyondell and 43% by the Company until May 15, 1998, when the Company and Lyondell expanded Equistar with the addition of the ethylene, propylene, ethylene oxide and derivatives businesses of Occidental's chemical subsidiary. Occidental contributed the net assets of those businesses (including approximately $205 of related debt) to Equistar. In exchange, Equistar borrowed an additional $500, $420 of which was distributed to Occidental and $75 to the Company. Equistar is now owned 41% by Lyondell, 29.5% by Occidental and 29.5% by the Company. No gain or loss resulted from this transaction.

   Equistar is managed by a Partnership Governance Committee consisting of representatives of each partner. Approval of Equistar's strategic plans and other major decisions requires the consent of the representatives of the three partners. All decisions of Equistar's Governance Committee that do not require unanimity among the partners may be made by Lyondell's representatives alone.

   An indirect subsidiary of the Company, Millennium Petrochemicals GP LLC ("General Partner") holds a .59% general partner interest in Equistar.

   The General Partner has no independent operations of its own and certain of its performance obligations as general partner have, under an agreement signed between the Company and Equistar, been guaranteed by the Company. Accordingly, the audited balance sheet of the Company, as guarantor of certain of the General Partner's obligations, is presented at December 31, 1998. The General Partner had assets consisting of its investment in Equistar of $32 and invested capital, after intercompany balances, of $32.

                           MILLENNIUM CHEMICALS INC.

                    (dollars in millions, except share data)


   The investment in Equistar at the date of contribution represented the carrying value of the Company's contributed net assets, less cash received, and approximated the fair market value of its interest in Equistar based upon independent valuation. The difference between the carrying value of the Company's investment and its underlying equity in the net assets of Equistar has been reduced from $617 to $404 as a result of adding Occidental as a partner and is being amortized over 25 years. The Company accounts for its interest in Equistar using the equity method.

   On July 1, 1998, the Company completed the acquisition of 99% of the voting shares and 72% of total shares of Titanio do Brazil S.a. ("Tibras"), Brazil's only integrated TiO\\2\\ producer, for $129, including assumed debt. This acquisition was also accounted for using the purchase method of accounting with the purchase price allocated to the net assets acquired, principally property, plant and equipment and working capital based on their fair value. The two operations comprising Tibras included a plant which has capacity to produce approximately 60 thousand metric tons per year of TiO\\2\\ and a mineral sands mine with over 2 million metric tons of recoverable reserves.

   On November 16, 1998, the Company entered into agreements with Linde AG ("Linde") relating to the Company's synthesis gas ("syngas") unit in La Porte, Texas, and a 15% interest in its methanol business, whereby the Company would receive $122.5 in cash. Linde will operate the syngas facility under a long-term lease with a purchase option. In addition, Linda will operate and hold a 15% interest in the methanol facility. As a result, the assets involved in this transaction, including applicable goodwill of $42, have been classified at December 31, 1998 in the accompanying balance sheet as Assets of discontinued interests. This transaction was subsequently completed on January 18, 1999. No gain or loss resulted from this transaction.

   In March 1996, the Company sold a 73.6% interest in Suburban Propane, through an initial public offering of 21,562,500 common units in a new master limited partnership, Suburban Propane Partners, L.P., and received aggregate proceeds from the sale of the common units and the issuance of notes of the Suburban Propane operating partnership, Suburban Propane, L.P., of approximately $831. The Company retained a combined subordinated and general partnership interest of 26.4% in Suburban Propane Partners L.P. and Suburban Propane L.P. (collectively "Suburban Propane"). On November 27, 1998, the Company entered into an agreement to sell its remaining interest to Suburban Propane and its management for $75 in cash, with an expected net after-tax gain of approximately $30. As such, Suburban Propane is reflected as a discontinued operation and the Company's interest at December 31, 1998 is included in Assets of discontinued interests.

NOTE 3--SIGNIFICANT ACCOUNTING POLICIES

   Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   Cash Equivalents: Cash equivalents represent investments in short-term deposits and commercial paper with banks which have original maturities of 90 days or less. In addition, investments and other assets include approximately $31 in restricted cash at December 31, 1998 which is on deposit to satisfy insurance claims.

   Inventories: Inventories are stated at the lower of cost or market value. For certain United States operations, cost is determined under the last-in, first-out (LIFO) method. The first-in, first-out (FIFO) method, or methods which approximate FIFO, are used by all other subsidiaries.

                           MILLENNIUM CHEMICALS INC.

                    (dollars in millions, except share data)


   Property, Plant and Equipment: Property, plant and equipment is stated on the basis of cost. Depreciation is provided by the straight-line method over the estimated useful lives of the assets, generally 20 to 40 years for buildings and 5 to 25 years for machinery and equipment.

   Goodwill: Goodwill represents the excess of the purchase price over the fair value of assets allocated to acquired companies. Goodwill is being amortized using the straight-line method over 40 years. Management periodically evaluates goodwill for impairment based on the anticipated future cash flows attributable to its operations. Such expected cash flows, on an undiscounted basis, are compared to the carrying value of the tangible and intangible assets, and if impairment is indicated, the carrying value of goodwill is adjusted. In the opinion of management, no impairment of goodwill exists at December 31, 1998.

   Environmental Liabilities and Expenditures: Accruals for environmental matters are recorded in operating expenses when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated. Accrued liabilities are exclusive of claims against third parties (except where payment has been received or the amount of liability or contribution by such other parties, including insurance companies, has been agreed) and are not discounted. In general, costs related to environmental remediation are charged to expense. Environmental costs are capitalized if the costs increase the value of the property and/or mitigate or prevent contamination from future operations.

   Foreign Currency Translation: Assets and liabilities of the Company's foreign operating subsidiaries are translated at the exchange rates in effect at the balance sheet dates, while revenue, expenses and cash flows are translated at average exchange rates for the reporting period. Resulting translation adjustments are recorded as a currency component of Shareholders' equity. Gains and losses resulting from foreign exchange changes on transactions denominated in currencies other than the functional currency are recognized in income except for gains and losses on hedges of net investments which are included as a component of Shareholders' equity.

   Federal Income Taxes: Deferred tax assets and liabilities are computed based on the difference between the financial statement basis and income tax basis of assets and liabilities using enacted marginal tax rates of the respective tax jurisdictions.

   The Company and certain of its subsidiaries have entered into tax-sharing and indemnification agreements with Hanson or its subsidiaries in which the Company and/or its subsidiaries generally agreed to indemnify Hanson or its subsidiaries for income tax liabilities attributable to periods when such other operations were included in the consolidated tax returns of the Company's subsidiaries.

NOTE 4--SUPPLEMENTAL BALANCE SHEET INFORMATION

                                                                           1998
                                                                           ----
      Trade receivables
      Trade receivables................................................... $245
      Allowance for doubtful accounts.....................................   (3)
                                                                           ----
                                                                           $242
                                                                           ====
      Inventories
      Finished products................................................... $139
      In-process products.................................................   28
      Raw materials.......................................................  117
      Other inventories...................................................   50
                                                                           ----
                                                                           $334
                                                                           ====

                           MILLENNIUM CHEMICALS INC.

                    (dollars in millions, except share data)

   Inventories valued on a LIFO basis were approximately $41 less than the amount of such inventories valued at current cost at December 31, 1998.

                                                                          1998
                                                                         ------
      Property, Plant and Equipment
      Land and buildings................................................ $  267
      Machinery and equipment...........................................  1,377
                                                                         ------
                                                                          1,644
      Allowance for depreciation and amortization.......................    600
                                                                         ------
                                                                         $1,044
                                                                         ======
      Goodwill.......................................................... $  480
      Accumulated amortization..........................................     68
                                                                         ------
                                                                         $  412
                                                                         ======

NOTE 5--INCOME TAXES

   Significant components of deferred taxes are as follows:

                                 1998
                                 ----
      Deferred tax assets
      Environmental and legal
       obligations.............. $ 54
      Other postretirement
       benefits and pension
       obligations..............   47
      Net operating loss
       carryforwards............   20
      Capital loss
       carryforwards............  136
      AMT credits...............   98
      Other accruals............   40
                                 ----
                                  395
      Valuation allowance....... (136)
                                 ----
        Total deferred tax
         assets.................  259
                                 ----
      Deferred tax liabilities
      Excess of book over tax
       basis in property, plant
       and equipment............  400
      Other.....................  183
                                 ----
        Total deferred tax
         liabilities............  583
                                 ----
        Net deferred tax
         liabilities ($10
         classified in Current
         assets)................ $324
                                 ----

   At December 31, 1998, certain foreign subsidiaries of the Company had available net operating loss carryforwards aggregating $20, which are subject to certain limitations on their use.

   Certain of the income tax returns of the Company's subsidiaries are currently under examination by the Internal Revenue Service and various state tax agencies. In the opinion of management, any assessments which may result will not have a material adverse effect on the financial condition or results of operations of the Company.

                           MILLENNIUM CHEMICALS INC.

                    (dollars in millions, except share data)


NOTE 6--LONG-TERM DEBT AND CREDIT ARRANGEMENTS

                                                                         1998
                                                                        ------
Revolving Credit Facility bearing interest at the prime lending rate, or at LIBOR or NIBOR plus .275%, at the option of the Company, plus a
 Facility Fee of .15% to be paid quarterly............................  $  235
7% Senior Notes due 2006 (net of unamortized discount of $.5).........     500
7.625% Senior Notes due 2026 (net of unamortized discount $1.1).......     249
Debt payable through 2007 at interest rates ranging from 2.4% to 22%..      69
Less current maturities of long-term debt.............................     (14)
                                                                        ------
                                                                        $1,039
                                                                        ======

   Under the Revolving Credit Agreement, as amended on October 20, 1997, certain of the Company's subsidiaries may borrow up to $500 under an unsecured multi-currency revolving credit facility, which matures in July 2001 (the "Credit Agreement" or the "Revolving Credit Facility"). The Company is the guarantor of this facility. Borrowings under the Credit Agreement may consist of standby loans or uncommitted competitive loans offered by syndicated banks through an auction bid procedure. Loans may be borrowed in U.S. dollars and/or other currencies. The proceeds from the borrowings may be used to provide working capital and for general corporate purposes.

   The Credit Agreement contains covenants and provisions that restrict, among other things, the ability of the Company and its material subsidiaries to: (i) create liens on any of its property or assets, or assign any rights to or security interests in future revenues; (ii) engage in sale-and-leaseback transactions; (iii) engage in mergers, consolidations or sales of all or substantially all of their assets on a consolidated basis; (iv) enter into agreements restricting dividends and advances by their subsidiaries; and (v) engage in transactions with affiliates other than those based on arm's-length negotiations. The Credit Agreement also limits the ability of certain subsidiaries of the Company to incur indebtedness or issue preferred stock. In addition, the Credit Agreement requires the Company to satisfy certain financial performance criteria.

   The Senior Notes and Senior Debentures were issued by Millennium America Inc., a wholly owned subsidiary of the Company, and are guaranteed by the Company. The indenture under which the Senior Notes and Senior Debentures were issued contains certain covenants that limit, among other things; (i) the ability of Millennium America Inc. and its Restricted Subsidiaries (as defined) to grant liens or enter into sale-and-leaseback transactions; (ii) the ability of the Restricted Subsidiaries to incur additional indebtedness; and (iii) the ability of Millennium America Inc. and the Company to merge, consolidate or transfer substantially all of their respective assets.

   At December 31, 1998, the Company had outstanding notes payable of $29 bearing interest at an average rate of approximately 12% with maturity of 30 days or less. At December 31, 1998, the Company had outstanding standby letters of credit amounting to $102 and had unused availability under short-term lines of credit and its Revolving Credit Facility of $432. In addition, Millennium America Inc. has guaranteed certain debt obligations of Equistar up to $750.

   The maturities of long-term debt during the next five years are as follows:
1999--$5; 2000--$24; 2001--$245; 2002--$5; and 2003 and beyond--$760.

NOTE 7--FINANCIAL INSTRUMENTS

   Fair Value of Financial Instruments: The fair value of all short-term financial instruments approximate their carrying value due to their short maturity. The fair value of long-term financial instruments (excluding forward exchange contracts, interest rate protection agreements and the Senior Notes and Senior Debentures) approximates carrying value as they were based on terms that continue to be available to the Company from its lenders.

                           MILLENNIUM CHEMICALS INC.

                    (dollars in millions, except share data)


   The fair value of the Company's other financial instruments are based upon estimates received from independent financial advisors as follows:

                                                                       1998
                                                                  --------------
                                                                  Carrying Fair
                                                                   Value   Value
                                                                  -------- -----
      Senior Notes and Debentures................................   $749   $695

   Off Balance Sheet Risk: The Company has certain receivables, payables and borrowings denominated in currencies other than the functional currency of the Company and/or its subsidiaries. The Company hedges certain of these exposures by entering into forward exchange contracts. Gains and losses related to these hedges are recognized in income as part of, and concurrent with the hedged transactions. The Company does not use derivative financial instruments for trading or speculative purposes.

   The table below summarizes the contractual amounts of the Company's forward exchange contracts at December 31, 1998, all of which mature within 90 days. Due to the short term maturity of these contracts, the fair value at December 31, 1998 approximates the nominal amounts. The foreign currency amounts have been translated into U.S. dollars using applicable exchange rates at December 31, 1998.

                                                                            Sell
                                                                            ----
      German Marks......................................................... $ 2
      French Francs........................................................   6
      Italian Lira.........................................................   5
      Belgium Francs.......................................................   5
      Spanish Pesetas......................................................   3
      Other................................................................   3
                                                                            ---
                                                                            $24
                                                                            ===

   SFAS 133: On June 15, 1998, the Financial Accounting Standards Board issued SFAS 133, "Accounting for Derivatives and Hedging Activities," effective for fiscal years beginning after June 15, 1999 (January 1, 2000 for the Company). SFAS 133 requires that all derivative instruments be recorded on the balance sheet at their face value. Changes in the fair value of derivatives are recorded each period in net income or as Comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. The Company is currently evaluating the implications of this new pronouncement but, due to the Company's limited use of derivative instruments, the adoption of SFAS 133 is not expected to have a significant effect on the Company's results of operations or its financial position.

NOTE 8--PENSION AND OTHER POSTRETIREMENT BENEFITS

   Domestic Pension Plans: The Company has adopted SFAS 132, Employers' Disclosures about Pensions and Other Postretirement Benefits. SFAS 132 revises the employer's disclosure presentation but does not change the measurement or recognition of these plans.

   The Company has several noncontributory defined benefit pension and other postretirement benefit plans covering substantially all of its United States employees. The benefits for these plans are based primarily on years of credited service and average compensation as defined under the respective plan provisions. the Company's funding policy is to contribute amounts to the plans sufficient to meet the minimum funding requirements set forth in the Employee Retirement Income Security Act of 1974, plus such additional amounts as to the Company may determine to be appropriate from time to time.

   The Company also sponsors defined contribution plans for its salaried and certain union employees. Contributions relating to defined contribution plans are made based upon the respective plan provisions.

                           MILLENNIUM CHEMICALS INC.

                    (dollars in millions, except share data)


   The following table provides a reconciliation of the changes in the benefit obligations and the fair value of the plan assets over the year ended December 31, 1998, and a statement of the funded status as of December 31, 1998.

                                                                     Other
                                                       Pension  Post-retirement
                                                       Benefits    Benefits
                                                       -------- ---------------
Reconciliation of benefit obligation
Projected benefit obligation at December 31, 1997.....   $671        $ 127
Service cost, including interest......................      7           10
Interest on PBO.......................................     46           --
Participant contributions.............................     --            2
Benefit payments......................................    (79)         (14)
Special termination benefits..........................      6           --
Curtailments..........................................     (2)          --
Net experience loss...................................     42            2
Amendments............................................     24           --
Divestiture...........................................     --           --
                                                         ----        -----
Projected benefit obligation at December 31, 1998.....    715          127
                                                         ----        -----
Reconciliation of fair value of plan assets
Fair value of plan assets at December 31, 1997........    776           --
Return on plan assets.................................     87           --
Employee contributions................................      2           11
Participant contributions.............................     --            2
Benefit payments......................................    (75)         (13)
                                                         ----        -----
Fair value of plan assets at December 31, 1998........    790           --
                                                         ----        -----
Funded status
Funded status at December 31, 1998....................     75         (127)
Unrecognized net asset................................     (1)          --
Unrecognized prior-service cost.......................     23           --
Unrecognized loss (gain)..............................     22          (23)
Additional minimum liability..........................     (8)          --
                                                         ----        -----
Prepaid (accrued) interest............................   $111        $(150)
                                                         ====        =====

   The assumptions used in the measurement of the Company's benefit obligations are shown in the following table:

                                                                     Other
                                                       Pension  Post-retirement
                                                       Benefits    Benefits
                                                       -------- ---------------
Weighted-average assumptions as of December 31, 1998
Discount rate.........................................   7.00%       7.00%
Expected return on plan assets........................   9.00%         --
Rate of compensation increase.........................   4.25%       4.25%

   The projected benefit obligation, accumulated benefit obligation and the fair value of plan assets for pension plans with accumulated benefit obligations in excess of the plan assets were $42, $40 and $28, respectively, for the year ended December 31, 1998.

                           MILLENNIUM CHEMICALS INC.

                    (dollars in millions, except share data)


   Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A 1% increase or decrease in assumed health care cost trend rates would affect service and interest components of postretirement health care benefit cost by $1 for the year ended December 31, 1998. The effect on the accumulated postretirement benefit obligation would be $8 for the year ended December 31, 1998.

   Foreign Benefit Arrangements: The Company's foreign subsidiaries have several defined benefit plans. the assets of these plans are held separately from the Company in independent funds.

   Where required, the contributions are determined by a qualified actuary every three years. the most recent such valuation was April 1, 1998. Assumptions were 8% per year for return on investment, 8% per year for salary increases and 4% per year for present and future pension increases.

   The aggregate market value of the plan assets was $110, approximately 120% of the benefit obligations, after allowing for expected future increases in earnings.

NOTE 9--EMPLOYEE BENEFIT PLANS

   The Company adopted a Long Term Stock Incentive Plan ("Stock Incentive Plan") for the purpose of enhancing the profitability and value of the Company for the benefit of its shareholders. A maximum of 3,909,000 shares of Common Stock may be issued or used for reference purposes pursuant to the Stock Incentive Plan.

   The Stock Incentive Plan provides for the following types of awards to employees: (i) stock options, including incentive stock options and non-qualified stock options; (ii) stock appreciation rights; (iii) restricted stock; (iv) performance units; and (v) performance shares. The vesting schedule for granted restricted stock awards is as follows: (i) three equal tranches aggregating 25% of the total award will vest in each of October 1999, 2000 and 2001; and (ii) three equal tranches aggregating 75% of the total award will be subject to the achievement of "value creation" performance criteria established by the Compensation Committee for each of the three performance cycles commencing January 1, 1997 and ending December 31, 1999, 2000 and 2001, respectively. If and to the extent such criteria are achieved, half of the earned portion of a tranche relating to a particular performance-based cycle of the award will vest immediately and the remainder will vest in five equal annual installments commencing on the first anniversary of the end of the cycle.

   Options granted under the Stock Incentive Plan vest three years from the date of grant and expire ten years from the date of grant. All grants under the Stock Incentive Plan fully vest in the event of a change-in-control (as defined by the plan) of the Company, or in the case of employees of a subsidiary of the Company, a change-in-control of the relevant subsidiary.

   The Company has authorization under the Stock Incentive Plan to grant awards for up to an additional 184,256 shares at December 31, 1998.

   Unearned restricted stock, based on the market value of the shares at each balance sheet date, is included as a separate component of Shareholders' equity and amortized over the restricted period.

                           MILLENNIUM CHEMICALS INC.

                    (dollars in millions, except share data)


   A summary of changes in the awards under the Stock Incentive Plan (other than awards to non-employee directors) is as follows:

                                                    Weighted-          Weighted-
                                                     Average            Average
                                        Restricted    Grant    Share   Exercise
                                          Shares      Price   Options    Price
                                        ----------  --------- -------  ---------
Balance at December 31, 1997........... 2,177,294    $22.43   404,000   $19.79
Vested and issued......................    (5,600)    22.32   (59,000)   19.00
Canceled...............................   (25,538)    22.32        --       --
Granted................................   311,153     33.15   160,000    23.91
                                        ---------             -------
Balance at December 31, 1998........... 2,457,309    $23.81   505,000   $21.15
                                        =========    ======   =======   ======

   For options outstanding at December 31, 1998, the range of exercise prices was $18.00 to $34.875 per share, and the weighted-average remaining contractual life was 9 years. The weighted-average fair value at December 31, 1998, was $4 per share option.

   The Company adopted the disclosure-only provisions of SFAS 123, "Accounting for Stock-Based Compensation." The impact on net income and earnings per share would not have been materially different had compensation expense for the Company's incentive plan been determined based on the fair value of such grants on the grant date in accordance with the provisions of SFAS 123.

   The Company has a deferred compensation plan that permits officers, directors and certain management employees to defer a portion of their compensation on a pre-tax basis in the form of Common Stock. A rabbi trust (the "Trust") has been established to hold shares of Common Stock purchased in open market transactions to fund this obligation. Shares purchased by the Trust are reflected as Treasury stock and along with the related obligation for this plan, are included in Shareholders' equity. At December 31, 1998, 256,987 shares have been purchased for $7 and are held in the Trust.

   The Company has a Long Term Incentive Plan for certain management employees. The plan provides for awards of Common Stock to be granted if annual EVA(R) targets are achieved. Such earned shares are held in a trust until certain vesting provisions are satisfied. Such awards will vest on the later of: (a) three years following the date of grant or (b) achievement of cumulative positive EVA(R) during a three-consecutive-year period. Unvested shares will be forfeited after six years.

NOTE 10--RELATED PARTY TRANSACTIONS

   One of the Company's subsidiaries purchases ethylene from Equistar at market-related prices pursuant to an agreement made in connection with the formation of Equistar. Under the agreement the subsidiary is required to purchase 100% of its ethylene requirements for its La Porte, Texas, facility up to a maximum of 330 million pounds per year. The initial term of the contract expires December 1, 2000. Thereafter, the contract automatically renews annually. either party may terminate on one year's notice.

                           MILLENNIUM CHEMICALS INC.

                    (dollars in millions, except share data)


NOTE 11--COMMITMENTS AND CONTINGENCIES

   The Company is subject, among other things, to several proceedings under the Federal Comprehensive Environmental Response Compensation and Liability Act and other federal and state statutes or agreements with third parties. These proceedings are in various stages ranging from initial investigation to active settlement negotiations to implementation of the clean-up or remediation of sites. Additionally, certain of the Company's subsidiaries are defendants or plaintiffs in lawsuits that have arisen in the normal course of business including those relating to commercial transactions and product liability. While certain of the lawsuits involve allegedly significant amounts, it is management's opinion, based on the advice of counsel, that the ultimate resolution of such litigation will not have a material adverse effect on the Company's financial position or results of operations. The Company believes that the range of potential liability for these matters, collectively, which primarily relate to environmental remediation activities, is between $150 and $176 and has accrued $176 as of December 31, 1998.

   The Company has various contractual obligations to purchase raw materials used in its production of TiO\\2\\ and fragrance and flavor chemicals. Commitments to purchase ore used in the production of TiO\\2\\ are generally 1- to 8-year contracts with competitive prices generally determined at a fixed amount subject to escalation for inflation. Total commitments to purchase ore for TiO\\2\\ aggregate approximately $1,100 and expire between 1999 and 2002. Commitments to acquire crude sulfate turpentine, used in the production of fragrance chemicals, are generally pursuant to 1-to 5-year contracts with prices based on the market price and which expire between 1999 and 2008.

   The Company is organized under the laws of Delaware and is subject to United States federal income taxation of corporations. However, in order to obtain clearance from the United Kingdom Inland Revenue as to the tax-free treatment of the Demerger stock dividend for United Kingdom tax purposes for Hanson and Hanson's shareholders, Hanson agreed with the United Kingdom Inland Revenue that the Company will continue to be centrally managed and controlled in the United Kingdom at least until September 30, 2001. Hanson also agreed that the Company's Board of Directors will be the only medium through which strategic control and policy making powers are exercised, and that board meetings almost invariably will be held in the United Kingdom during this period. The Company has agreed not to take, or fail to take, during such five-year period, any action that would result in a breach of, or constitute non-compliance with, any of the representations and undertakings made by Hanson in its agreement with the United Kingdom Inland Revenue and to indemnify Hanson against any liability and penalties arising out of a breach of such agreement. The Company's By-Laws provide for similar constraints. The Company and Hanson estimate that such indemnification obligation would have amounted to approximately $421 if it had arisen during the twelve months ended September 30, 1997, and that such obligation will decrease by approximately $84 on each October 1 prior to October 1, 2001, when it will expire.

   If the Company ceases to be a United Kingdom tax resident at any time, the Company will be deemed for purposes of United Kingdom corporation tax on chargeable gains to have disposed of all of its assets at such time. In such a case, the Company would be liable for United Kingdom corporation tax on chargeable gains on the amount by which the fair market value of those assets at the time of such deemed disposition exceeds the Company's tax basis in those assets. The tax basis of the assets would be calculated in pounds sterling, based on the fair market value of the assets (in pounds sterling) at the time of acquisition of the assets by the Company, adjusted for United Kingdom inflation. Accordingly, in such circumstances, the Company could incur a tax liability even though it has not actually sold the assets and even though the underlying value of the asset may not actually have appreciated (due to currency movements). Since it is impossible to predict the future value of the Company's assets, currency movements and inflation rates, it is impossible to predict the magnitude of such liability, should it arise.

                           MILLENNIUM CHEMICALS INC.

                    (dollars in millions, except share data)


NOTE 12--OPERATIONS BY BUSINESS SEGMENT AND GEOGRAPHIC AREA

   Using the guidelines set forth in SFAS 131, "Disclosures about Segments of an Enterprise and Related Information," the Company's principal operations are grouped into four business segments: titanium dioxide and related products; acetyls; specialty chemicals; and polyethylene, alcohol and related products.

                                                                          1998
                                                                         ------
      Identifiable assets
      Titanium dioxide and related products............................. $1,459
      Acetyls...........................................................    792
      Specialty chemicals...............................................    133
      Corporate(1)......................................................  1,716
                                                                         ------
        Total........................................................... $4,100
                                                                         ======

--------
(1) Corporate assets consists primarily of cash and cash equivalents, equity investments and other assets.

   Most of the Company's foreign operations are conducted by subsidiaries in the United Kingdom, France, Brazil and Australia. Sales between the Company's operations are made on terms similar to those of its third-party distributors.

                                                                           1998
                                                                          ------
      Identifiable assets
      United States...................................................... $3,098
      Non-United States
        United Kingdom...................................................    354
        France...........................................................    288
        Asia/Pacific.....................................................    121
        Brazil...........................................................    181
        All Other........................................................     58
                                                                          ------
                                                                           1,002
                                                                          ------
      Total.............................................................. $4,100
                                                                          ======

                           MILLENNIUM CHEMICALS INC.

                    (dollars in millions, except share data)


NOTE 13--INFORMATION ON MILENNIUM AMERICA INC.

   Millennium America Inc., a wholly owned indirect subsidiary of Millennium Chemicals Inc. (the "Company"), is a holding company for all of the Company's operating subsidiaries other than its operations in the United Kingdom, France, Brazil and Australia. Millennium America Inc. is the issuer of the 7% Senior Notes due November 15, 2006, and the 7.625% Senior Debentures due November 15, 2026, and is a borrower under the Company's Revolving Credit Agreement. Accordingly, the Consolidated Balance Sheet is provided for Millennium America Inc.

                                                                    December 31,
                                 ASSETS                                 1998
                                 ------                             ------------
      Current Assets
        Cash and cash equivalents..................................    $   30
        Trade receivables, net.....................................       136
        Inventories................................................       142
        Other current assets.......................................       230
                                                                       ------
          Total current assets.....................................       538
        Property, plant and equipment, net.........................       481
        Investment in Equistar.....................................     1,519
        Other assets...............................................       167
        Due from parent and affiliates.............................       491
        Goodwill...................................................       412
                                                                       ------
          Total assets.............................................    $3,608
                                                                       ======
                    LIABILITIES AND INVESTED CAPITAL
                    --------------------------------
      Current Liabilities
        Notes payable..............................................    $    9
        Current maturities of long-term debt.......................         2
        Trade accounts payable.....................................        55
        Income taxes payable.......................................         1
        Accrued expenses and other liabilities.....................       144
                                                                       ------
          Total current liabilities................................       211
      Long-term debt...............................................     1,013
      Deferred income taxes........................................       274
      Due to parent and affiliates.................................       713
      Other liabilities............................................       345
                                                                       ------
          Total liabilities........................................     2,556
      Commitments and contingencies
        Invested Capital...........................................     1,052
                                                                       ------
          Total liabilities and invested capital...................    $3,608
                                                                       ======

            OCCIDENTAL CHEMICAL HOLDING CORPORATION AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET

                                 June 30, 1999

                             (Amounts in thousands)

                                   UNAUDITED

                              ASSETS
CURRENT ASSETS:
  Cash and cash equivalents....................................... $   79,117
  Trade receivables, net of reserves of $16,077...................    175,218
  Other receivables...............................................     88,298
  Inventories.....................................................    340,307
  Deferred domestic income taxes..................................     63,803
  Prepaid expenses................................................     28,128
                                                                   ----------
    Total current assets..........................................    774,871
DUE FROM OCCIDENTAL PETROLEUM CORPORATION AND AFFILIATES, net.....  2,680,304
LONG-TERM RECEIVABLES, net........................................     22,304
EQUITY INVESTMENTS................................................  1,639,858
PROPERTY, PLANT AND EQUIPMENT, at cost, net of accumulated
 depreciation and amortization of $1,381,416......................  2,465,439
OTHER ASSETS......................................................    239,613
                                                                   ----------
                                                                   $7,822,389
                                                                   ==========

               LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
  Notes payable to banks.......................................... $   24,383
  Current maturities of long-term debt and capital lease
   liabilities....................................................        874
  Accounts payable................................................    336,215
  Accrued liabilities.............................................    261,336
  Domestic and foreign income taxes payable.......................      7,373
                                                                   ----------
    Total current liabilities.....................................    630,181
LONG-TERM DEBT, net of current maturities and unamortized
 discount.........................................................    190,847
CAPITAL LEASE LIABILITIES, net of current maturities..............     33,389
NOTES PAYABLE TO OCCIDENTAL PETROLEUM CORPORATION.................    184,735
DEFERRED CREDITS AND OTHER LIABILITIES:
  Deferred domestic and foreign income taxes......................    794,929
  Due to Miller Springs Remediation Management, Inc. for
   environmental remediation liabilities..........................    243,330
  Employee benefit obligations....................................    223,212
  Other...........................................................    263,072
                                                                   ----------
    Total deferred credits and other liabilities..................  1,524,543
MINORITY INTEREST IN SUBSIDIARY...................................    231,639
SHAREHOLDER'S EQUITY:
  Common stock, $1.00 par value; authorized 50 million shares;
   issued 22.5 million shares.....................................     22,500
  Additional paid-in capital......................................  1,676,269
  Retained earnings...............................................  3,384,542
  Accumulated other comprehensive income..........................    (56,256)
                                                                   ----------
    Total shareholder's equity....................................  5,027,055
                                                                   ----------
                                                                   $7,822,389
                                                                   ==========

 The accompanying notes are an integral part of the consolidated balance sheet.

           OCCIDENTAL CHEMICAL HOLDING CORPORATION AND SUBSIDIARIES

                      NOTES TO CONSOLIDATED BALANCE SHEET

                                 June 30, 1999

                                   UNAUDITED

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--

 Nature of operations--

   Occidental Chemical Holding Corporation (OCHC) manufactures and markets, domestically and internationally, a variety of basic chemicals, including chlorine, caustic soda, polyvinyl chloride (PVC), vinyl chloride monomer (VCM) and ethylene dichloride (EDC), as well as specialty chemicals. OCHC also has an interest in petrochemicals through its 29.5 percent ownership in the Equistar Chemicals, LP petrochemical limited partnership (Equistar). The balance sheet of OCHC at June 30, 1999 and notes thereto is presented because OCHC guarantees to Equistar certain obligations of OCHC's indirect subsidiary that serves as a general partner of Equistar. See Note 3. OCHC is a multinational organization whose outstanding common shares are all indirectly owned by Occidental Petroleum Corporation (Occidental).

 Principles of consolidation--

   The consolidated balance sheet includes the accounts of OCHC, a California corporation, and all majority-owned subsidiaries. All material intercompany accounts have been eliminated. Investments in less than majority-owned enterprises are accounted for on the equity method. See Note 3.

 Basis of presentation--

   The accompanying unaudited consolidated balance sheet has been prepared pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and disclosures normally included in notes to consolidated financial statements have been condensed or omitted pursuant to such rules and regulations, but resultant disclosures are in accordance with generally accepted accounting principles as they apply to interim reporting. The consolidated balance sheet should be read in conjunction with the OCHC audited balance sheet and the notes thereto as of December 31, 1998 (1998 Balance Sheet).

   In the opinion of Occidental's management, the accompanying consolidated balance sheet contains all adjustments (consisting only of normal recurring adjustments) necessary to present fairly OCHC's consolidated financial position as of June 30, 1999.

   Reference is made to Note 1 to the 1998 Balance Sheet for a summary of significant accounting policies.

 Risks and uncertainties--

   The process of preparing consolidated financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the consolidated financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts, generally not by material amounts. Management believes that these estimates and assumptions provide a reasonable basis for the fair presentation of OCHC's financial position.

   Included in the accompanying consolidated balance sheet are deferred tax assets of $343 million as of June 30, 1999, the noncurrent portion of which is netted against deferred income tax liabilities. Realization of these assets is dependent upon OCHC generating sufficient future taxable income. OCHC expects to realize the recorded deferred tax assets through future operating income and reversal of taxable temporary differences.

            OCCIDENTAL CHEMICAL HOLDING CORPORATION AND SUBSIDIARIES

 Environmental costs

   Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Reserves for estimated costs that relate to existing conditions caused by past operations and that do not contribute to current or future revenue generation are recorded when environmental remedial efforts are probable and the costs can be reasonably estimated. In determining the reserves, OCHC uses the most current information available, including similar past experiences, available technology, regulations in effect, the timing of remediation and cost-sharing arrangements. The environmental reserves are based on management's estimate of the most likely cost to be incurred and are reviewed periodically and adjusted as additional or new information becomes available. Probable recoveries or reimbursements are recorded as an asset. The environmental reserves are included in accrued liabilities and other noncurrent liabilities and amounted to $55.2 million and $39.5 million, respectively, at June 30, 1999.

   Environmental reserves are discounted only when the aggregate amount of the estimated costs for a specific site and the timing of cash payments are reliably determinable. As of June 30, 1999, reserves that were recorded on a discounted basis were not material.

   On June 30, 1998, OCHC transferred environmental remediation liabilities associated with certain designated properties, amounting to $281 million as of such date, to Miller Springs Remediation Management, Inc. (MS), an 87.5% indirectly owned subsidiary of Occidental. This transfer was made in order to more effectively manage the environmental remediation liabilities and related costs at the designated properties and to provide financial incentives for the efficient resolution of such liabilities. In connection with this transfer, MS assumed full responsibility for remediation of the designated properties covered by these liabilities, including any future changes in the cost or scope of such remediation. However, under the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA) and analogous state laws, courts have discretion under certain circumstances to hold potentially responsible parties jointly and severally liable until all required remediation efforts have been completed. Accordingly, even though MS has fully assumed remediation liabilities at the designated properties, OCHC may be held liable until the required remediation efforts at those properties are completed or for any remaining liability not assumed or funded by MS.

 Hedging activities--

   OCHC periodically uses forward exchange contracts to hedge the risk associated with fluctuations in foreign currency exchange rates. OCHC does not use forward exchange contracts for speculative or trading purposes. Gains and losses on foreign currency forward exchange contracts that hedge identifiable future commitments are deferred until recognized when the related item being hedged is settled. The amounts deferred at June 30, 1999 were immaterial.

 Accounting changes--

   In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 133--"Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments and hedging activities. It requires that an entity recognize all derivatives in the statement of financial position and measure those instruments at fair value. OCHC must implement SFAS No. 133 by the first quarter of 2001 and has not yet made a final determination of its impact on the financial statements.

            OCCIDENTAL CHEMICAL HOLDING CORPORATION AND SUBSIDIARIES

(2) ACQUISITIONS AND DISPOSITIONS--

   To further strengthen its PVC and VCM position, Occidental, in May 1999, entered into an agreement with The Geon Company (Geon) providing, among other things, for the formation of two partnerships. OCHC has a 76 percent controlling interest in a PVC partnership which is the larger of the partnerships and a 10 percent interest in a compound partnership. Its interest represents an increase in its chlorovinyls capacity compared to its contributed PVC/VCM assets. The PVC partnership also entered into long-term agreements to supply PVC and VCM to Geon's compounding operations.

(3) INVESTMENTS--

   Investments in companies in which OCHC has a voting stock interest of no more than 50 percent and certain partnerships are accounted for on the equity method. At June 30, 1999, OCHC's equity investments consisted of a 29.5% interest in Equistar acquired in May 1998, an investment of approximately 29 percent in the common shares of Canadian Occidental Petroleum Ltd. (CanadianOxy) and various chemical partnerships and joint ventures. The aggregate market value of the investment in CanadianOxy, based on the quoted market price for CanadianOxy common shares, was $649 million at June 30, 1999, compared with an aggregate book value of $215 million. At June 30, 1999, OCHC's investment in equity investees exceeded the historical underlying equity in net assets by approximately $159 million, which is being amortized into income over periods not exceeding 40 years.

   An indirect subsidiary of OCHC, Occidental Petrochem Partner GP, Inc. ("General Partner") holds a 0.001% general partner interest in Equistar. The General Partner has no independent operations of its own and certain of its obligations as general partner have, under an agreement signed between OCHC and Equistar, been guaranteed by OCHC. Accordingly, the balance sheet of OCHC, as guarantor of certain of the General Partner's obligation, is presented at June 30, 1999. The General Partner had assets consisting of its investment in Equistar of $324,000, and invested capital, after intercompany balances, of $324,000 as of June 30, 1999.

(4) INVENTORIES--

   Inventories of approximately $247 million were valued under the last-in, first-out (LIFO) cost method which did not exceed market value, at June 30, 1999. The remaining inventories are stated at cost determined on the first-in, first-out (FIFO) and weighted-average-cost methods and did not exceed market value.

   Inventories consisted of the following as of June 30, 1999 (in thousands):

      Raw materials.................................................. $ 48,186
      Materials and supplies.........................................   62,041
      Work in process................................................    7,287
      Finished goods.................................................  230,260
                                                                      --------
                                                                       347,774
      LIFO reserve...................................................   (7,467)
                                                                      --------
      Total.......................................................... $340,307
                                                                      ========

            OCCIDENTAL CHEMICAL HOLDING CORPORATION AND SUBSIDIARIES

(5) ACCRUED LIABILITIES--

     Accrued liabilities include the following as of June 30, 1999, (in thousands):

      Accrued invoices and costs....................................... $43,265
      Environmental reserve............................................ $55,200
      Accrued taxes, other than income taxes........................... $34,377
      Salaries, wages and other compensation........................... $42,983

(6) CONTINGENT LIABILITIES AND COMMITMENTS--

 Lawsuits--

   Occidental Chemical Holding Corporation and certain of its subsidiaries (collectively "OCHC") have been named as defendants or as potentially responsible parties in a substantial number of lawsuits, claims and proceedings, including governmental proceedings under CERCLA and corresponding state acts. These governmental proceedings seek funding, remediation and, in some cases, compensation for alleged property damage, punitive damages and civil penalties, aggregating substantial amounts. OCHC, or any of its subsidiaries, is usually one of many companies in these proceedings, and has to date been successful in sharing response costs with other financially sound companies. OCHC has accrued reserves at the most likely cost to be incurred in those proceedings where it is probable that OCHC will incur remediation costs which can be reasonably estimated. Maxus Energy Corporation has retained all liability for remediation in certain proceedings.

   It is impossible at this time to determine the ultimate liabilities that OCHC and its subsidiaries may incur resulting from the foregoing lawsuits, claims and proceedings. Several of these matters may involve substantial amounts and if these were to be ultimately resolved unfavorably to the full amount of their maximum potential exposure, an event not currently anticipated, it is possible that such event could have a material adverse effect upon OCHC's financial position or results of operations. However, in management's opinion, after taking into account reserves, it is unlikely that any of the foregoing matters will have a material adverse effect upon OCHC's financial position.

 Other contingencies and commitments--

   OCHC has entered into agreements providing for minimum future payments to purchase raw materials, steam and water. At June 30, 1999 the net present value of the fixed and determinable portion of the obligations under these agreements are as follows (in thousands):

      1999.............................................................. $ 5,604
      2000..............................................................   8,511
      2001..............................................................   7,969
      2002..............................................................   7,466
      2003..............................................................   6,994
      2004 through 2014.................................................  28,871
                                                                         -------
                                                                         $65,415
                                                                         =======

   OCHC purchases VCM from an equity method investee under the terms of a VCM purchase agreement that runs for the life of the equity method investee. The agreement requires OCHC to purchase at market prices a minimum of sixty percent of the first billion pounds of VCM produced and the first 100 million pounds

            OCCIDENTAL CHEMICAL HOLDING CORPORATION AND SUBSIDIARIES produced in excess of one billion pounds each year. OCHC is also obligated to purchase all of its ethylene feedstock requirements (not to exceed 2.55 billion pounds per year) from Equistar through 2013.

   OCHC has certain other contingent liabilities and claims under contracts as guarantor of debt and with regard to other potential obligations, all in the ordinary course of business. In the opinion of management, such contingent liabilities will not result in any significant financial liability in relation to the financial position and results of operations of OCHC.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors,
Occidental Chemical Holding Corporation:

We have audited the accompanying consolidated balance sheet of Occidental Chemical Holding Corporation (a California corporation and indirect wholly-owned subsidiary of Occidental Petroleum Corporation) and subsidiaries as of December 31, 1998. The consolidated balance sheet is the responsibility of Occidental Chemical Holding Corporation's management. Our responsibility is to express an opinion on the consolidated balance sheet based on our audit. We did not audit the financial statements of Equistar Chemicals, LP, the investment which is reflected in the accompanying consolidated balance sheet at December 31, 1998 using the equity method of accounting and for which the summarized financial information is contained in Note 4. The investment in Equistar Chemicals, LP represents 15% of total assets. The financial statements of Equistar Chemicals, LP were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Equistar Chemicals, LP, is based solely on the report of other auditors.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, based on our audit and the report of other auditors, the consolidated balance sheet referred to above presents fairly, in all material respects, the financial position of Occidental Chemical Holding Corporation and subsidiaries as of December 31, 1998, in conformity with generally accepted accounting principles.

Arthur Andersen LLP
Dallas, Texas,
March 26, 1999
(except with respect to the
matter discussed in Note 4, as
to which the date is July 19,
1999)

            OCCIDENTAL CHEMICAL HOLDING CORPORATION AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET

                               December 31, 1998

                             (Amounts in thousands)

                              ASSETS
CURRENT ASSETS:
  Cash and cash equivalents....................................... $   29,996
  Trade receivables, net of reserves of $14,434...................     90,797
  Other receivables...............................................     55,719
  Inventories.....................................................    333,523
  Deferred domestic income taxes..................................     63,803
  Prepaid expenses................................................     44,279
                                                                   ----------
    Total current assets..........................................    618,117
                                                                   ----------
DUE FROM OCCIDENTAL PETROLEUM CORPORATION AND AFFILIATES, net.....  2,771,623
                                                                   ----------
LONG-TERM RECEIVABLES, net........................................     22,897
                                                                   ----------
EQUITY INVESTMENTS................................................  1,694,239
                                                                   ----------
PROPERTY, PLANT AND EQUIPMENT, at cost, net of accumulated
 depreciation and amortization of $1,366,267......................  2,170,601
                                                                   ----------
OTHER ASSETS......................................................    241,480
                                                                   ----------
                                                                   $7,518,957
                                                                   ==========

               LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
  Notes payable to banks.......................................... $   30,460
  Current maturities of long-term debt and capital lease
   liabilities....................................................        577
  Accounts payable................................................    226,775
  Accrued liabilities.............................................    298,751
  Domestic and foreign income taxes payable.......................      8,318
                                                                   ----------
    Total current liabilities.....................................    564,881
                                                                   ----------
LONG-TERM DEBT, net of current maturities and unamortized
 discount.........................................................    189,233
                                                                   ----------
CAPITAL LEASE LIABILITIES, net of current maturities..............     26,376
                                                                   ----------
NOTES PAYABLE TO OCCIDENTAL PETROLEUM CORPORATION.................    110,165
                                                                   ----------
DEFERRED CREDITS AND OTHER LIABILITIES:
  Deferred domestic and foreign income taxes......................    775,377
  Due to Miller Springs for environmental remediation
   liabilities....................................................    280,648
  Employee benefit obligations....................................    224,679
  Other...........................................................    306,776
                                                                   ----------
    Total deferred credits and other liabilities..................  1,587,480
                                                                   ----------
CONTINGENT LIABILITIES AND COMMITMENTS (Note 9)
SHAREHOLDER'S EQUITY:
  Common stock, $1.00 par value; authorized 50 million shares;
   issued 22.5 million shares.....................................     22,500
  Additional paid-in capital......................................  1,676,269
  Retained earnings...............................................  3,370,987
  Accumulated other comprehensive income..........................    (28,934)
                                                                   ----------
    Total shareholder's equity....................................  5,040,822
                                                                   ==========
                                                                   $7,518,957
                                                                   ==========

 The accompanying notes are an integral part of the consolidated balance sheet.

            OCCIDENTAL CHEMICAL HOLDING CORPORATION AND SUBSIDIARIES

                      NOTES TO CONSOLIDATED BALANCE SHEET

                               December 31, 1998

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--

 Nature of operations --

   Occidental Chemical Holding Corporation (OCHC) manufactures and markets, domestically and internationally, a variety of basic chemicals, including chlorine, caustic soda, polyvinyl chloride (PVC), vinyl chloride monomer (VCM) and ethylene dichloride (EDC), as well as specialty chemicals. OCHC also has an interest in petrochemicals through its 29.5 percent ownership in the Equistar Chemicals, LP petrochemical limited partnership (Equistar). The balance sheet of OCHC at December 31, 1998 and notes thereto is presented because OCHC guarantees to Equistar certain obligations of OCHC's indirect subsidiary that serves as a general partner of Equistar. See Note 4. OCHC is a multinational organization whose outstanding common shares are all indirectly owned by Occidental Petroleum Corporation (Occidental).

 Principles of consolidation--

   The consolidated balance sheet includes the accounts of OCHC, a California corporation, and all majority-owned subsidiaries. All material intercompany accounts have been eliminated. Investments in less than majority-owned enterprises are accounted for on the equity method. See Note 4.

 Risks and uncertainties--

   The process of preparing consolidated financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the consolidated financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts, generally not by material amounts. Management believes that these estimates and assumptions provide a reasonable basis for the fair presentation of OCHC's financial position.

   Included in the accompanying consolidated balance sheet are deferred tax assets of $343 million as of December 31, 1998, the noncurrent portion of which is netted against deferred income tax liabilities. Realization of these assets is dependent upon OCHC generating sufficient future taxable income. OCHC expects to realize the recorded deferred tax assets through future operating income and reversal of taxable temporary differences.

 Relationship with Occidental Petroleum Corporation--

   As an indirect, wholly-owned subsidiary of Occidental, OCHC engages in transactions with Occidental and its other subsidiaries relating to tax sharing, insurance, borrowing, cash management, guarantees, advisory services and other matters. Occidental furnished OCHC with data processing and other services for which OCHC has been charged at Occidental's approximate cost. OCHC's deficiency in or excess of funds is financed by or transferred to Occidental in conjunction with a consolidated cash management system. Interest was computed on the average intercompany balance between Occidental and OCHC at an agreed upon average annual rate of 6 percent in 1998. OCHC also has a note payable to Occidental as of December 31, 1998 with an interest rate of 8.25 percent. Additionally, OCHC transferred to an affiliate certain trade receivables under a revolving sale program discussed in Note 3.

 Translation of foreign currencies--

   OCHC has foreign subsidiaries and investments accounted for under the equity method located in Canada, Latin America, the Far East and Europe. Assets and liabilities of the foreign subsidiaries as well as OCHC's investments in less than majority-owned foreign companies are translated into U.S. dollars at the exchange rate

            OCCIDENTAL CHEMICAL HOLDING CORPORATION AND SUBSIDIARIES prevailing at the balance sheet date. Revenue and expense accounts for these subsidiaries are translated using the weighted average exchange rate during the period. The net effect of these transactions is included in accumulated other comprehensive income.

 Cash and cash equivalents--

   Cash equivalents consist of highly liquid money-market mutual funds and bank deposits with initial maturities of three months or less. Cash equivalents totaled approximately $11 million at December 31, 1998.

 Long-term receivables--

   Long-term receivables at December 31, 1998 include $11 million of notes receivable from the sale of a business in 1996.

 Other assets--

   The excess of cost over fair value of net assets at acquisition date is amortized over 40 years. The net book value of these assets was $78.7 million at December 31, 1998. Other assets also include certain tangible and intangible assets that are amortized over the estimated periods to be benefited (3-28 years).

   In April 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities" (SOP 98-5), which requires that costs of start-up activities be expensed as incurred. In addition, start-up costs that are currently capitalized must be written off when SOP 98-5 is adopted. Occidental implemented SOP 98-5 effective January 1, 1999, and OCHC recorded a charge of $15 million, which is net of an $8 million income tax benefit, to reflect the cumulative effect of this change in accounting principle for both its consolidated subsidiaries and its equity investments.

 Environmental costs--

   Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Reserves for estimated costs that relate to existing conditions caused by past operations and that do not contribute to current or future revenue generation are recorded when environmental remedial efforts are probable and the costs can be reasonably estimated. In determining the reserves, OCHC uses the most current information available, including similar past experiences, available technology, regulations in effect, the timing of remediation and cost-sharing arrangements. The environmental reserves are based on management's estimate of the most likely cost to be incurred and are reviewed periodically and adjusted as additional or new information becomes available. Probable recoveries or reimbursements are recorded as an asset. The environmental reserves are included in accrued liabilities and other noncurrent liabilities and amounted to $55.2 million and $83 million, respectively, at December 31, 1998.

   Environmental reserves are discounted only when the aggregate amount of the estimated costs for a specific site and the timing of cash payments are reliably determinable. As of December 31, 1998, reserves that were recorded on a discounted basis were not material.

   On June 30, 1998, OCHC transferred environmental remediation liabilities associated with certain designated properties, amounting to $281 million as of such date, to Miller Springs Remediation Management, Inc. (MS), an 87.5% indirectly owned subsidiary of Occidental. This transfer was made in order to more effectively manage the environmental remediation liabilities and related costs at the designated properties and to provide financial incentives for the efficient resolution of such liabilities. In connection with this transfer, MS assumed full responsibility for remediation of the designated properties covered by these liabilities,

            OCCIDENTAL CHEMICAL HOLDING CORPORATION AND SUBSIDIARIES including any future changes in the cost or scope of such remediation. However, under the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA) and analogous state laws, courts have discretion under certain circumstances to hold potentially responsible parties jointly and severally liable until all required remediation efforts have been completed. Accordingly, even though MS has fully assumed remediation liabilities at the designated properties, OCHC may be held liable until the required remediation efforts at those properties are completed or for any remaining liability not assumed or funded by MS.

 Hedging activities--

   OCHC periodically uses forward exchange contracts to hedge the risk associated with fluctuations in foreign currency exchange rates. OCHC does not use forward exchange contracts for speculative or trading purposes. Gains and losses on foreign currency forward exchange contracts that hedge identifiable future commitments are deferred until recognized when the related item being hedged is settled. The amounts deferred at December 31, 1998 were immaterial. At December 31, 1998, OCHC had foreign currency forward exchange contracts which hedged a notional amount of approximately $23 million of current liabilities. These contracts matured in January 1999. The notional amount of OCHC's foreign currency forward exchange contracts does not generally represent amounts exchanged by the parties, and thus, is not a measure of the exposure of OCHC or of the cash requirements relating to these contracts. The amounts exchanged are calculated by reference to the notional amounts and by other terms of the derivatives.

 Fair value of financial instruments--

   OCHC values financial instruments as required by Statement of Financial Accounting Standards (SFAS) No. 107. The carrying amounts of cash and cash equivalents and short-term notes payable approximate fair value because of the short maturity of those instruments. OCHC estimates the fair value of its long-term debt based on the quoted market prices for the same or similar issues or on the yields offered to OCHC for debt of similar rating and similar remaining maturities. The estimated fair value of OCHC's long-term debt at December 31, 1998 was $195.0 million compared with a carrying value of $189.2 million. See
Note 8.

   The carrying value of other on-balance sheet financial instruments approximates fair value. However, the fair value of due from Occidental and affiliates, net cannot be practicably determined due to the related party nature of the balances. The cost, if any, to terminate off-balance sheet financial instruments is not significant.

 Accounting changes--

   In June 1998, the Financial Accounting Standards Board issued SFAS No. 133-- "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments and hedging activities. It requires that an entity recognize all derivatives in the statement of financial position and measure those instruments at fair value. OCHC must implement SFAS No. 133 by the first quarter of 2001 and has not yet made a final determination of its impact on the financial statements.

   Effective January 1, 1998, OCHC adopted the provisions of SFAS No. 132-- "Employers' Disclosures about Pensions and Other Postretirement Benefits." This statement standardized the disclosure requirements for pensions and other postretirement benefits and amends SFAS No. 87--"Employers' Accounting for Pensions," SFAS No. 88--"Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans" and SFAS No. 106--"Employers' Accounting for Postretirement Benefits Other Than Pensions." The provisions of SFAS No. 132 are disclosure oriented and do not change the measurement or recognition of the plans. Accordingly, the implementation of SFAS No. 132 did not have an impact on OCHC's consolidated financial position.

            OCCIDENTAL CHEMICAL HOLDING CORPORATION AND SUBSIDIARIES

(2) ACQUISITIONS AND DISPOSITIONS--

   To further strengthen its PVC and VCM position, Occidental, in December 1998, signed a definitive agreement with The Geon Company (Geon) providing, among other things, for the formation of two partnerships. OCHC will have a 76 percent controlling interest in a PVC partnership which is the larger of the partnerships and a 10 percent interest in a compound partnership. Its interests represent an increase in its chlorovinyls capacity compared to its existing contributed PVC/VCM assets. The PVC partnership will also enter into long-term agreements to supply PVC and VCM to Geon's compounding operations. The transaction closed in the second quarter of 1999, following satisfaction of closing conditions, including approval from Occidental's Board of Directors and Geon shareholders.

   In May 1998, OCHC contributed its ethylene, propylene, ethylene oxide and ethylene glycol derivatives businesses (collectively, the petrochemicals business) to the Equistar partnership in return for a 29.5% interest in such partnership, receipt of approximately $420 million in cash and the assumption by Equistar of approximately $205 million of OCHC capital lease obligations and other liabilities. At December 31, 1998, Occidental guaranteed $625 million of Equistar's debt related to these amounts. Lyondell Petrochemical Company (Lyondell) and Millennium Chemicals, Inc. (Millennium), through their respective subsidiaries, were the original partners of Equistar. Lyondell owns 41% of Equistar and OCHC and Millennium each own 29.5%. Following the closing of the transaction, the assets and liabilities transferred to the partnership (primarily property, plant and equipment, inventories and capital lease liabilities) were removed from the balance sheet and an equity investment was recorded.

(3) TRADE RECEIVABLES--

   During 1998, OCHC transferred, with limited recourse, to an affiliate certain trade receivables under a revolving sale program in connection with the ultimate sale for cash of an undivided ownership interest in such receivables by the affiliate. OCHC has retained the collection responsibility with respect to the receivables sold. An interest in new receivables is transferred monthly in noncash transactions representing the net difference between newly created receivables and collections made from customers. The net receivables balance transferred as of December 31, 1998 was $300 million.

(4) INVESTMENTS--

   Investments in companies in which OCHC has a voting stock interest of no more than 50 percent and certain partnerships are accounted for on the equity method. At December 31, 1998, OCHC's equity investments consisted of a 29.5% interest in Equistar acquired in May 1998, an investment of approximately 29 percent in the common shares of Canadian Occidental Petroleum Ltd. (CanadianOxy) and various chemical partnerships and joint ventures. The aggregate market value of the investment in CanadianOxy, based on the quoted market price for CanadianOxy common shares, was $420 million at December 31, 1998, compared with an aggregate book value of $217 million. At December 31, 1998, OCHC's investment in equity investees exceeded the historical underlying equity in net assets by approximately $162 million, which is being amortized into income over periods not exceeding 40 years.

            OCCIDENTAL CHEMICAL HOLDING CORPORATION AND SUBSIDIARIES

   The following table presents summarized financial information of OCHC's equity method investments as of December 31, 1998 (in thousands):

                                                                     All Other
                                                                       Equity
                                                                       Method
                                               Equistar  CanadianOxy Investees
                                              ---------- ----------- ----------
      Current assets......................... $1,130,533 $  464,393  $  267,381
      Noncurrent assets...................... $5,537,925 $2,803,917  $1,151,432
      Current liabilities.................... $  638,406 $  669,272  $  222,242
      Noncurrent liabilities................. $2,145,390 $1,900,498  $  643,320
      Stockholders' equity................... $3,884,662 $  698,540  $  553,251

   An indirect subsidiary of OCHC, Occidental Petrochem Partner GP, Inc. ("General Partner") holds a 0.001% general partner interest in Equistar. The General Partner has no independent operations of its own and certain of its obligations as general partner have, under an agreement signed between OCHC and Equistar, been guaranteed by OCHC. Accordingly, the audited balance sheet of OCHC, as guarantor of certain of the General Partner's obligation, is presented at December 31, 1998. The General Partner had assets consisting of its investment in Equistar of $325,000, and invested capital, after intercompany balances, of $325,000 as of December 31, 1998.

(5) INVENTORIES--

   Inventories of approximately $253 million were valued under the last-in, first-out (LIFO) cost method which did not exceed market value, at December 31, 1998. The remaining inventories are stated at cost determined on the first-in, first-out (FIFO) and weighted-average-cost methods and did not exceed market value.

   Inventories consisted of the following as of December 31, 1998, (in thousands):

      Raw materials.................................................. $ 33,654
      Materials and supplies.........................................   55,465
      Work in process................................................    5,249
      Finished goods.................................................  244,072
                                                                      --------
                                                                       338,440
      LIFO reserve...................................................   (4,917)
                                                                      --------
      Total.......................................................... $333,523
                                                                      ========

(6) PROPERTY, PLANT AND EQUIPMENT--

   Property additions and major renewals and improvements are capitalized at cost. Leases that qualify as capital leases have been capitalized at the present value of future minimum lease payments. Depreciation of plant and equipment is primarily provided using the unit-of-production method based on estimated total productive life.

   Interest costs incurred in connection with major capital expenditures are capitalized and amortized over the lives of the related assets. Capitalized interest is calculated based on the average borrowing rate of Occidental, unless a specific new borrowing is associated with the qualifying asset, in which case the interest rate on that borrowing is used as the capitalization rate. The amount of interest capitalized was $11.0 million in 1998.

            OCCIDENTAL CHEMICAL HOLDING CORPORATION AND SUBSIDIARIES

   Property, plant and equipment at December 31, 1998, consisted of the following (in thousands):

      Land and land improvements................................... $   139,518
      Buildings....................................................     310,056
      Machinery and equipment......................................   2,631,288
      Property acquired under capital leases.......................      10,854
      Construction in progress.....................................     445,152
                                                                    -----------
                                                                      3,536,868
      Accumulated depreciation and amortization....................  (1,366,267)
                                                                    -----------
      Property, plant and equipment, net........................... $ 2,170,601
                                                                    ===========

(7) ACCRUED LIABILITIES--

   Accrued liabilities include the following as of December 31, 1998, (in thousands):

      Accrued invoices and costs....................................... $58,116
      Environmental reserve............................................ $55,200
      Accrued taxes, other than income taxes........................... $39,888
      Salaries, wages and other compensation........................... $38,492

(8) LONG-TERM DEBT--

   Long-term debt at December 31, 1998, consisted of the following (in thousands):

Solid waste disposal and pollution control bonds, 5.5% to 7.75%, due through 2030.......................................................  $104,973
Refunding revenue bonds, variable rate, 3.85% at December 31, 1998,
 due in 2018........................................................    46,500
Canadian dollar loan payable to bank, variable rate, 5.6% at
 December 31, 1998, due in 2000.....................................    35,317
Canadian dollar loans payable to bank under credit agreement, variable rates, 5.8% at
 December 31, 1998, due in 2002.....................................     5,333
                                                                      --------
                                                                       192,123
Unamortized discount, net...........................................    (2,443)
Current maturities..................................................      (447)
                                                                      --------
  Total.............................................................  $189,233
                                                                      ========

   Minimum principal payments on long-term debt subsequent to 1998 are as follows (in thousands):

      1999............................................................. $    447
      2000.............................................................   35,773
      2001.............................................................      456
      2002.............................................................    5,789
      2003.............................................................    4,110
      Thereafter.......................................................  145,548
                                                                        --------
                                                                        $192,123
                                                                        ========

   Unamortized discount, net is being amortized to interest expense over the lives of the related issues.

            OCCIDENTAL CHEMICAL HOLDING CORPORATION AND SUBSIDIARIES

   Certain of OCHC's debt obligations, such as certain pollution control bonds and other types of bonds issued through public authorities, are secured by the equipment purchased with the proceeds of the bond financing.

   At December 31, 1998, $176.5 million of OCHC's long-term debt, including current maturities, was guaranteed by Occidental.

(9) LEASE COMMITMENTS--

   At December 31, 1998, future net minimum lease payments for capital and operating leases are as follows (in thousands):

                                                             Capital   Operating
                                                             --------  ---------
      1999.................................................. $  1,125  $ 55,827
      2000..................................................    1,125    51,051
      2001..................................................    1,125    50,111
      2002..................................................    1,125    32,206
      2003..................................................    1,116    25,026
      Thereafter............................................   40,924   184,083
                                                             --------  --------
      Total minimum lease payments..........................   46,540  $398,304
                                                                       ========
      Imputed interest......................................  (20,034)
                                                             --------
      Present value of net minimum lease payments...........   26,506
      Current maturities....................................     (130)
                                                             --------
      Long-term capital lease liabilities................... $ 26,376
                                                             ========

   Included in the 1998 property, plant and equipment accounts were $10.9 million, of property leased under capital leases and $7.4 million of related accumulated amortization.

(10) CONTINGENT LIABILITIES AND COMMITMENTS--

 Lawsuits--

   Occidental Chemical Holding Corporation and certain of its subsidiaries (collectively "OCHC") have been named as defendants or as potentially responsible parties in a substantial number of lawsuits, claims and proceedings, including governmental proceedings under CERCLA and corresponding state acts. These governmental proceedings seek funding, remediation and, in some cases, compensation for alleged property damage, punitive damages and civil penalties, aggregating substantial amounts. OCHC, or any of its subsidiaries, is usually one of many companies in these proceedings, and has to date been successful in sharing response costs with other financially sound companies. OCHC has accrued reserves at the most likely cost to be incurred in those proceedings where it is probable that OCHC will incur remediation costs which can be reasonably estimated. Maxus Energy Corporation has retained all liability for remediation in certain proceedings.

   It is impossible at this time to determine the ultimate liabilities that OCHC and its subsidiaries may incur resulting from the foregoing lawsuits, claims and proceedings. Several of these matters may involve substantial amounts and if these were to be ultimately resolved unfavorably to the full amount of their maximum potential exposure, an event not currently anticipated, it is possible that such event could have a material adverse effect

            OCCIDENTAL CHEMICAL HOLDING CORPORATION AND SUBSIDIARIES upon OCHC's financial position or results of operations. However, in management's opinion, after taking into account reserves, it is unlikely that any of the foregoing matters will have a material adverse effect upon OCHC's financial position.

 Other contingencies and commitments--

   OCHC has entered into agreements providing for minimum future payments to purchase raw materials, steam and water. At December 31, 1998 the net present value of the fixed and determinable portion of the obligations under these agreements are as follows (in thousands):

      1999.............................................................. $11,040
      2000..............................................................   8,511
      2001..............................................................   7,969
      2002..............................................................   7,466
      2003..............................................................   6,994
      2004 through 2014.................................................  28,871
                                                                         -------
                                                                         $70,851
                                                                         =======

   OCHC purchases VCM from an equity method investee under the terms of a VCM purchase agreement that runs for the life of the equity method investee. The agreement requires OCHC to purchase at market prices a minimum of sixty percent of the first billion pounds of VCM produced and the first 100 million pounds produced in excess of one billion pounds each year. Total purchases under the agreement were $184 million in 1998. OCHC is also obligated to purchase all of its ethylene feedstock requirements (not to exceed 2.55 billion pounds per year) from Equistar through 2013. Purchases under this agreement were $161 million in 1998.

   OCHC has certain other contingent liabilities and claims under contracts as guarantor of debt and with regard to other potential obligations, all in the ordinary course of business. In the opinion of management, such contingent liabilities will not result in any significant financial liability in relation to the financial position of operations of OCHC.

(11) DOMESTIC AND FOREIGN INCOME AND OTHER TAXES--

   OCHC and its 80 percent or more owned domestic subsidiaries are included in the consolidated U.S. federal income tax return and in certain unitary state income tax returns of Occidental, which allocates a portion of the income tax provision for these returns to OCHC. Deferred income taxes are recorded at enacted rates to recognize the future effects of temporary differences which arise between financial statement assets and liabilities and their basis for income tax reporting purposes. Current and deferred income tax provisions are based on taxable income determined as though OCHC filed as an independent company, making the same tax return elections used in Occidental's consolidated U.S. federal return. Occidental also permits OCHC to recognize income tax benefits for current year operating losses and deductible temporary differences without limiting such benefits. Any unpaid current income tax allocations are included in due from Occidental and affiliates, net, in the accompanying consolidated balance sheet. OCHC also records current and deferred income tax provisions for operations required to be reported in separate tax returns, the unpaid current portion of which is classified as domestic and foreign income taxes payable in the accompanying consolidated balance sheet.

   Deferred tax liabilities of approximately $44 million at December 31, 1998 have not been recognized for temporary differences of $95 million related to OCHC's investment in certain foreign subsidiaries, primarily as a result of unremitted earnings of these subsidiaries, as it is OCHC's intention, generally, to reinvest such earnings permanently.

            OCCIDENTAL CHEMICAL HOLDING CORPORATION AND SUBSIDIARIES

   Deferred income taxes reflect the future tax consequences of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts. At December 31, 1998, OCHC had deferred tax assets of $343 million and deferred tax liabilities of $1.054 billion.

   The tax effects of temporary differences at December 31, 1998 were as follows (in millions):

                                                            Deferred  Deferred
                                                              Tax        Tax
      Items resulting in temporary differences               Assets  Liabilities
      ----------------------------------------              -------- -----------
      Equity Investment including partnerships.............   $ 23     $  644
      Property, plant and equipment........................      5        345
      Postretirement benefit accrual.......................     95         --
      Environmental reserves...............................     61         --
      Insurance reserves...................................     37         --
      Inventory............................................     25         --
      State income taxes...................................     38         --
      Other................................................     59         65
                                                              ----     ------
      Total deferred taxes.................................   $343     $1,054
                                                              ====     ======

   In connection with the transfer of certain environmental remediation liabilities to MS in June 1998, approximately $109 million of deferred tax assets were transferred by OCHC through the intercompany account included in due from Occidental and affiliates, net as of December 31, 1998.

   OCHC is subject to audit by taxing authorities for varying periods in various tax jurisdictions. Management believes that any required adjustments to OCHC's tax liabilities will not have a material adverse impact on its financial position.

(12) STOCK INCENTIVE PLANS--

   Certain OCHC executives participate in various Occidental stock incentive plans. During 1998, 558,000 options were granted. Generally, these options vest over three years with a maximum term of ten years and one month.

   In addition, 9,623 of Occidental's $.20 par value restricted stock were awarded during the year ended December 31, 1998. These shares vest after four years (five years for awards issued prior to December 1995) or earlier under certain conditions.

   Performance stock awards were made to various executive officers pursuant to the 1995 Incentive Stock Plan. The number of shares of common stock to be received, under these awards, by such officers at the end of the performance period will depend on the attainment of performance objectives based on a peer company comparison of total stockholder return for such period. Based on Occidental's ranking among its peers, the grantees will receive shares of common stock in an amount ranging from zero to 175 percent of the Target Share Award (as such amount is defined in the grant). The shares vest or fail to vest by the end of the four-year performance term. In 1998, 16,947 shares were awarded to OCHC officers at a weighted-average grant-date value of $29.3125 per share.

   In 1997, 875,000 performance stock options were granted to certain executive officers at an exercise price of $25.375. These options expire ten years from the grant date and have no value unless and until one of the following events occur, at which time the grants become fully vested and exercisable: for twenty consecutive trading days, the New York Stock Exchange closing price of Occidental's common stock must be a) $30 or

            OCCIDENTAL CHEMICAL HOLDING CORPORATION AND SUBSIDIARIES more per share within the first three years after grant date; b) $35 or more per share after the third year and through the fifth year; or c) $40 or more per share from the sixth year until expiration. None of the options were exercisable in 1998. Any income effect will be recognized at the time the options are exercisable.

(13) RETIREMENT PLANS AND POSTRETIREMENT BENEFITS--

   OCHC participates in various defined contribution retirement plans sponsored by Occidental for its salaried, domestic union and nonunion hourly, and certain foreign national employees that provide for periodic contributions by OCHC based on plan-specific criteria, such as base pay, age level, and/or employee contributions.

   OCHC provides medical and dental benefits and life insurance coverage for certain active, retired and disabled employees and their eligible dependents. The benefits generally are funded by OCHC as the benefits are paid during the year. The cost of providing these benefits is based on claims filed and insurance premiums paid for the period.

   Pension costs for OCHC's defined benefit pension plans, determined by independent actuarial valuations, are generally funded by payments to trust funds, which are administered by independent trustees.

   In 1998, OCHC recorded adjustments to accumulated other comprehensive income of less than $1 million, to reflect the net-of-tax difference between the additional liability required under pension accounting provisions and the corresponding intangible asset.

   OCHC's defined benefit pension and postretirement benefit plans are accrued based on various assumptions and discount rates, as described below. The actuarial assumptions used could change in the near term as a result of changes in expected future trends and other factors which, depending on the nature of the changes, could cause increases or decreases in the liabilities accrued.

   The following table sets forth the reconciliation of the 1998 beginning and ending balances of the benefit obligation for OCHC's defined benefit pension and postretirement benefit plans (in thousands):

                                                        Pension   Postretirement
                                                        Benefits     Benefits
                                                        --------  --------------
Changes in benefit obligation:
  Benefit obligation--beginning of year................ $224,479     $210,717
  Service cost--benefits earned during the period......    3,742        3,777
  Interest cost on projected benefit obligation........   13,941       15,577
  Actuarial loss.......................................    9,774       20,140
  Foreign currency exchange rate changes...............   (1,290)          --
  Benefits paid........................................  (27,446)     (18,334)
  Divestitures (relate to Equistar)....................  (44,688)     (14,296)
                                                        --------     --------
  Benefit obligation--end of year...................... $178,512     $217,581
                                                        ========     ========

            OCCIDENTAL CHEMICAL HOLDING CORPORATION AND SUBSIDIARIES

   The following table sets forth the reconciliation of the 1998 beginning and ending balances of the fair value of plan assets for OCHC's defined benefit pension plans (in thousands):

                                                                       Pension
                                                                       Benefits
                                                                       --------
      Changes in plan assets:
        Fair value of plan assets--beginning of year.................. $224,601
        Actual return on plan assets..................................   27,520
        Foreign currency exchange rate changes........................     (919)
        Employer contributions........................................   14,077
        Benefits paid.................................................  (27,446)
        Divestitures..................................................  (51,410)
                                                                       --------
        Fair value of plan assets--end of year........................ $186,423
                                                                       ========

   The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for defined benefit pension plans with accumulated benefit obligations in excess of plan assets were $42 million, $35 million and $30 million, respectively, as of December 31, 1998.

   The weighted average discount rate used in determining the benefit obligations was 7 percent in 1998. The weighted average rate of increase in future compensation levels used in determining the benefit obligations was approximately 5 percent in 1998. The expected weighted average long-term rate of return on assets was 8 percent in 1998.

   The postretirement benefit obligation was determined by application of the terms of medical and dental benefits and life insurance coverage, including the effect of established maximums on covered costs, together with relevant actuarial assumptions and health care cost trend rates projected at a Consumer Price Index (CPI) increase of 2.5 percent as of December 31, 1998 (beginning in 1993, participants other than certain union employees pay for all medical cost increases in excess of increases in the CPI). For certain union employees, the health care cost trend rates were projected at annual rates ranging ratably from 8 percent in 1998 to 5 percent through the year 2004 and level thereafter. A one percent increase or a one percent decrease in these assumed health care cost trend rates would result in an increase of $11 million or a reduction of $9 million in the postretirement benefit obligation as of December 31, 1998.

   The following table sets forth the funded status and amounts recognized in OCHC's consolidated balance sheet for the defined pension and postretirement benefit plans at December 31, 1998 (in thousands):

                                                        Pension   Postretirement
                                                        Benefits     Benefits
                                                        --------  --------------
      Funded status.................................... $ 7,911     $(217,581)
      Unrecognized net transition obligation...........   3,712            --
      Unrecognized prior service cost..................   4,851           480
      Unrecognized net (gain) loss.....................   6,281        (9,718)
                                                        -------     ---------
      Net amount recognized............................ $22,755     $(226,819)
                                                        =======     =========
      Prepaid benefit cost............................. $32,422     $      --
      Accrued benefit liability........................ (11,553)     (226,819)
      Intangible asset                                    1,886             -
                                                        -------     ---------
      Net amount recognized............................ $22,755     $(226,819)
                                                        =======     =========

            OCCIDENTAL CHEMICAL HOLDING CORPORATION AND SUBSIDIARIES

   During 1998, two defined benefit pension plans were transferred to Equistar and one defined benefit pension plan was terminated resulting in reductions of $54 million in the benefit obligation and $60 million in the fair value of plan assets.

(14) RELATED PARTY TRANSACTIONS--

   OCHC had receivables of $47.3 million from equity method investees at December 31, 1998. Additionally, liabilities of $16.6 million to equity method investees were included in accounts payable in the accompanying consolidated balance sheet at December 31, 1998.

-------------------------------------------------------------------------------
   You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. We are not offering to exchange notes in any jurisdiction where the offer is not permitted. We do not claim the accuracy of the information in this prospectus as of any date other than the date stated on the cover.

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TABLE OF CONTENTS

                                                                           Page

Prospectus Summary........................................................    1
Risk Factors..............................................................    7
Cautionary Statement......................................................   11
Forward-Looking Information...............................................   12
Use of Proceeds...........................................................   12
Capitalization............................................................   13
The Partners of Equistar..................................................   14
Selected Pro Forma and Historical Financial and Operating Data of
 Equistar.................................................................   15
Selected Historical Financial and Operating Data of the Lyondell
 Contributed Business.....................................................   17
Selected Historical Financial and Operating Data of the Millennium
 Contributed Business.....................................................   18
Equistar Unaudited Pro Forma Income Statement Data for the Year Ended
 December 31, 1998........................................................   20
Equistar Unaudited Pro Forma Income Statement Data for the Six Months
 Ended June 30, 1999......................................................   22
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   23
Disclosure of Market Risk.................................................   40
Description of Equistar's Business........................................   41
Management................................................................   55
Compensation..............................................................   58
Ownership.................................................................   64
Description of the Partnership Agreement..................................   66
Description of the Parent Agreement.......................................   75
Related Transactions......................................................   79
The Exchange Offers.......................................................   85
Description of the New Notes..............................................   96
Federal Income Tax Considerations.........................................  104
The Exchange and Registration Rights Agreement............................  104
Book-Entry; Delivery and Form.............................................  106
Summary Description of Other Indebtedness of Equistar.....................  108
Plan of Distribution......................................................  113
Legal Matters.............................................................  114
Experts...................................................................  114
Available Information.....................................................  115
Index to Financial Statements.............................................  F-1

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-------------------------------------------------------------------------------

   Until December 2, 1999 (90 days after commencement of the exchange offers), all dealers effecting transactions in the New Notes, whether or not participating in this distribution, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

-------------------------------------------------------------------------------
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                                  PROSPECTUS

                            Equistar Chemicals, LP

                         Equistar Funding Corporation

                                 $900,000,000

                              Offers to Exchange

                                ALL OUTSTANDING

                             8 1/2% Notes due 2004
                             8 3/4% Notes due 2009

                                      for

                                  REGISTERED

                             8 1/2% Notes due 2004
                             8 3/4% Notes due 2009

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